As filed with the Securities and Exchange Commission on April 29, 2005.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Dobson Communications Corporation	Oklahoma	4812	73-1513309
Dobson Cellular Systems, Inc.	Oklahoma	4812	73-1364699
Dobson Operating Co., LLC	Oklahoma	4812	73-1578211
DOC Lease Co., LLC	Oklahoma	4812	03-0503364
(Exact name of Registrant as specified in its charter)	(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14201 Wireless Way Oklahoma City, Oklahoma 73134 (405) 529-8500	Bruce R. Knooihuizen 14201 Wireless Way Oklahoma City, Oklahoma 73134 (405) 529-8500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Bruce R. Knooihuizen
14201 Wireless Way
Oklahoma City, Oklahoma 73134
(405) 529-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Paul W. Theiss
Bruce F. Perce
Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, Illinois 60603
(312) 782-0600
Fax: (312) 701-7711

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering Price per	Aggregate Offering	Registration
Securities to Be Registered	to Be Registered	Note(1)	Price(1)	Fee

8 3/8% First Priority Senior Secured Notes due 2011	$250,000,000	100%	$250,000,000	$29,425.00

First Priority Senior Secured Floating Rate Notes due 2011	$250,000,000	100%	$250,000,000	$29,425.00

9 7/8% Second Priority Senior Secured Notes due 2012	$325,000,000	100%	$325,000,000	$38,252.50

Guarantees of the 8 3/8% First Priority Senior Secured Notes due 2011	—	—	—	(2)

Guarantees of the First Priority Senior Secured Floating rate Notes due 2011	—	—	—	(2)

Guarantees of the 9 7/8% Second Priority Senior Secured Notes due 2012	—	—	—	(2)

(1)	Estimated in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee. Pursuant to Rule 457(p), the amount of the registration fee is being offset by $27,846, which represents the dollar amount of the registration fee previously paid by the Registrant in respect of 239,079 unissued Series J Mandatory Convertible Preferred Stock previously registered on the Registrant’s Registration Statement on Form S-4 (Registration No. 333-122089) filed on January 18, 2005, as amended on February 11 and February 14, 2005, and subsequently withdrawn on April 29, 2005. Accordingly, the adjusted registration fee for this Form S-4 is $69,256.

(2)	Pursuant to Rule 457(n), no registration fee will be paid in connection with the guarantees.

     The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 29, 2005
PROSPECTUS
Offer to Exchange
$250,000,000 8 3/8% First Priority Senior Secured Notes due 2011,
$250,000,000 First Priority Senior Secured Floating Rate Notes due 2011 and
$325,000,000 9 7/8% Second Priority Senior Secured Notes due 2012 for
$250,000,000 8 3/8% First Priority Senior Secured Notes due 2011,
$250,000,000 First Priority Senior Secured Floating Rate Notes due 2011 and
$325,000,000 9 7/8% Second Priority Senior Secured Notes due 2012
that have been registered under the Securities Act of 1933, of
Dobson Communications Corporation
Dobson Cellular Systems, Inc.
           The original notes and new notes will be guaranteed on a senior basis by Dobson Cellular System, Inc.’s direct and indirect parent companies, Dobson Operating Co., LLC and Dobson Communications Corporation, and on a senior secured basis by Dobson Cellular System, Inc.’s current wholly owned subsidiary and future domestic restricted subsidiaries. The 2011 Notes will be secured by a first priority lien on Dobson Cellular System, Inc.’s assets that secure its senior secured credit facility, other than certain collateral described herein on which the 2011 Notes will have a second priority lien, and the 2012 Notes will be secured by a second priority lien on the assets on which the 2011 Notes have a first priority lien, and a third priority lien on the assets on which the 2011 Notes have a second priority lien.
The exchange offer will expire at 5:00 P.M.,
New York City time, on          , unless extended.
      Terms of the exchange offer:

•	We are offering to exchange up to $250.0 million aggregate principal amount of our outstanding 8.375% First Priority Senior Secured Notes due 2011, $250.0 million aggregate principal amount of our outstanding First Priority Senior Secured Floating Rate Notes due 2011 and $325.0 million aggregate principal amount of our outstanding 9.875% Second Priority Senior Secured Notes due 2012, issued in a private offering on November 8, 2004, which we refer to as the “original notes”, in exchange for new notes with materially identical terms that have been registered under the Securities Act and are generally freely tradable.

•	We agreed with the initial purchasers of the original notes to make this offer and to register the issuance of the new notes after the initial sale of the original notes. We will exchange all original notes that you validly tender and do not validly withdraw prior to the expiration of the exchange offer for an equal amount of new notes.

•	You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of original notes for new notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any cash proceeds from the exchange offer.

•	The terms of the new notes are identical in all material respects to the original notes, except that the new notes are registered under the Securities Act of 1933, as amended, referred to as the Securities Act, and the transfer restrictions and registration rights applicable to the original notes do not apply to the new notes.

•	There is no established trading market for the new notes or the original notes. We do not intend to apply for listing of the new notes on any securities exchange.
    See “Risk Factors” beginning on page 11 for a discussion of the risks that you should consider in connection with the exchange of original notes for new notes.
      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We and Dobson Cellular Systems, Inc. have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date all dealers effecting transactions in the new notes may be required to deliver a prospectus. See “Plan of Distribution.”
      Neither the Securities and Exchange Commission, referred to as the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                    , 2005

IMPORTANT NOTICE TO READERS
      You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should consult your own advisors to assist you in making your decision.
      The information contained in this prospectus speaks only as of the date of this prospectus unless the information indicates that another date applies. The delivery of this prospectus shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in our affairs or the affairs of any of our subsidiaries or affiliates since the date hereof.
      The exchange offer is not being made to (nor will tenders of original notes be accepted from or on behalf of) holders in any jurisdiction in which the making of the exchange offer is not in compliance with applicable laws of such jurisdiction.

      The issuer of the original notes and the new notes, Dobson Cellular Systems, Inc., is an indirect, wholly owned subsidiary of Dobson Communications Corporation. In this prospectus (other than in the “Description of the New Notes”), unless the context shall require otherwise:

•	“Dobson Communications,” “we,” “our” and “us” refer to Dobson Communications Corporation and its subsidiaries;

•	“Dobson Cellular” or the “issuer” refer to Dobson Cellular Systems, Inc. and its subsidiaries;

•	“Dobson Operating Co.” refers to Dobson Operating Co., LLC, the direct parent company of Dobson Cellular;

•	“DOC Lease Co.” refers to DOC Lease Co., LLC, a wholly owned subsidiary of Dobson Cellular;

•	“American Cellular” refers to American Cellular Corporation, a subsidiary of Dobson Communications, and its subsidiaries;

•	“2011 Fixed Rate Notes” refers to the registered 8.375% First Priority Senior Secured Notes due 2011; “2011 Floating Rate Notes” refers to the registered First Priority Senior Secured Floating Rate Notes due 2011; “2012 Notes” refers to the registered 9.875% Second Priority Senior Secured Notes due 2012; “2011 Notes” refers to the 2011 Fixed Rate Notes and the 2011 Floating Rate Notes collectively; and “new notes” refers to the 2011 Notes and the 2012 Notes collectively;

•	“Original 2011 Fixed Rate Notes” refers to the unregistered 8.375% First Priority Senior Secured Notes due 2011; “Original 2011 Floating Rate Notes” refers to the unregistered First Priority Senior Secured Floating Rate Notes due 2011; “Original 2012 Notes” refers to the unregistered 9.875% Second Priority Senior Secured Notes due 2012; “Original 2011 Notes” refers to the Original 2011 Fixed Rate Notes and the Original 2011 Floating Rate Notes collectively; and “original notes” refers to the Original 2011 Notes and the Original 2012 Notes collectively;

•	“notes” refers to the original notes and the new notes collectively; and

•	“Collateral” refers to the capital stock in Dobson Operating Co. and Dobson Cellular Systems, Inc., and substantially all of the tangible and intangible personal property, real property and fixtures of Dobson Operating Co., Dobson Cellular Systems, Inc. and the subsidiary guarantors, including capital stock of Dobson Cellular System, Inc.’s direct or indirect subsidiaries, whether now owned or hereafter acquired; “Other Collateral” refers to collectively, receivables and inventory and general intangibles, documents, instruments, chattel paper, deposit accounts, supporting obligations, books and records and proceeds evidencing or pertaining to receivables and inventory, of Dobson Operating Co., Dobson Cellular and the subsidiary guarantors; and “Primary Collateral” refers to the Collateral, excluding the Other Collateral.

      See “Risk Factors” immediately following the “Summary” for a discussion of the risks that you should consider in connection with the exchange offer and an exchange of original notes for new notes. None of Dobson Cellular, Dobson Communications or any of their respective representatives is making any representation to you regarding the legality of an investment by you under applicable legal investment or similar laws. You should consult with your own advisors as to the legal, tax, business, financial and related aspects of a purchase of the notes.
AVAILABLE INFORMATION
      We file annual, quarterly and current reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as well as other information are available free of charge through our website (www.dobson.net) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain further information about the operation of the Public Reference

ii

Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC. In addition, our common stock is quoted on the Nasdaq National Market under the symbol “DCEL.” Copies of the materials mentioned can also be obtained from the Nasdaq National Market.
      We and Dobson Cellular have filed with the SEC a Registration Statement on Form S-4, of which this prospectus forms a part, under the Securities Act, in connection with our offering of the new notes. This prospectus does not contain all of the information in the registration statement. You will find additional information about us, Dobson Cellular, our affiliates and the new notes in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement.
FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are subject to risks and uncertainties. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “anticipates,” “expects,” “plans,” “intends” and similar expressions. We base these statements on certain assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected further developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial condition or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include those described under “Risk Factors,” including the following:

•	our substantial leverage and debt service requirements;

•	pricing, market strategies, growth, consolidation and other activities of competitors;

•	the effect of economic conditions in our markets;

•	the regulatory environment in which we operate; and

•	terms in our roaming agreements.
      All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. We do not intend to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events, except as required by law.
      You should read carefully the factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.
INDUSTRY DATA
      This prospectus includes industry data that we obtained from industry publications and internal company surveys. There can be no assurance as to the accuracy or completeness of information included in industry publications. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. While we believe that these sources are reliable, we do not make any representation regarding the accuracy of such information. Our internal surveys and research have not been verified by any independent source. Statements as to our market position are based on market data currently available to us.

iii

SUMMARY
      The following summary highlights the information contained elsewhere in this prospectus and is provided for your convenience. This summary is not intended to be complete and it may not contain all of the information that may be important to you.
      We urge you to read the following summary together with the more detailed information and financial statements and the related notes that are included elsewhere in this prospectus. We encourage you to read the entire prospectus, including the section entitled “Risk Factors” and the financial statements and related notes included herein.
      This prospectus contains financial and other information for Dobson Communications and its subsidiaries on a consolidated basis, as well as some separate information for Dobson Cellular, the issuer of the notes, and its subsidiaries. The consolidated Dobson Communications information includes American Cellular, a rural wireless operator that we acquired in August 2003. Prior to that time, American Cellular was owned equally by Dobson Communications and AT&T Wireless Services, Inc. American Cellular, which accounted for approximately 42% of our consolidated revenue for the year ended December 31, 2004, is not a subsidiary of Dobson Cellular and will not guarantee the notes or be subject to the covenants in the indentures for the notes and its assets and capital stock will not be part of the collateral for the notes. In addition, American Cellular is restricted under the terms of its outstanding debt obligations from paying dividends or otherwise distributing cash or other assets to Dobson Communications.
Dobson Communications
      We are one of the largest providers of rural and suburban wireless communications services in the United States. We operate primarily in rural and suburban areas that provide sufficient size and scale to realize operational efficiencies while maintaining a strong local market presence. We believe that owning and operating a mix of rural and suburban wireless systems provides strong growth opportunities because we believe these systems currently have lower penetration rates, higher subscriber growth rates and less competition for subscribers than wireless systems located in larger metropolitan areas. In addition, our wireless systems are generally adjacent to major metropolitan statistical areas, or MSAs, that are characterized by a high concentration of expressway corridors and roaming activity.
      At December 31, 2004, our wireless telephone systems, including Dobson Cellular’s network and American Cellular’s network, covered a total population of 11.8 million in 16 states, and we had approximately 1.6 million subscribers with an aggregate market penetration of 13.7%. We offer digital voice and feature services to all of our covered population through our Global System for Mobile Communications, or GSM, General Packet Radio Service, or GPRS, and Time Division Multiple Access, or TDMA, digital network. In 2004, we deployed GSM/ GPRS and Enhanced Data for GSM Evolution, or EDGE, digital technology on our network, which enables us to offer enhanced wireless data services. For the year ended December 31, 2004, we had total revenue of $1.0 billion, net loss applicable to common stockholders of $59.8 million and net loss applicable to common stockholders per common share of $0.45. At December 31, 2004, we had $2.5 billion of borrowings from notes and stockholders’ equity of $55.1 million.
Competitive Strengths
      We believe our competitive strengths include the following:
      Substantial Size and Scale. Dobson Communications is one of the largest rural and suburban providers of wireless communications services in the United States. We had total revenue of $1.0 billion for the year ended December 31, 2004.
      Strong Current Market Position. We have achieved significant market share by emphasizing digital technology, customer care and a commitment to the local community. We plan to attract additional subscribers by leveraging our GSM/ GPRS/ EDGE technologies, strategic roaming relationships, local sales channels, diverse service offerings, including national, regional and local rate plans and enhanced data offerings.

      Attractive Markets. Most of our markets have demonstrated positive demographic growth trends and generally have maintained a high population density relative to other rural and suburban markets, which we believe enables us to deploy and operate our network more efficiently. In addition, our markets have an average of four wireless service providers (including us), while larger metropolitan markets typically have six or more wireless service providers. Our markets generally are located near MSAs that have networks operated by our primary roaming partners, Cingular Wireless and AT&T Wireless. AT&T Wireless was acquired by Cingular Wireless in October 2004 and renamed New Cingular Wireless Services. For purposes of this prospectus, we refer to New Cingular Wireless Services by its former name, AT&T Wireless. We believe penetration in rural and suburban markets is substantially less than in the major metropolitan markets, providing us with additional growth opportunities. We also benefit from the relatively high density of highway and other traffic corridors in most of our markets, which typically generate high roaming activity. Most of our licenses are 850 MHz licenses, which we believe generally provide the most cost-effective platform for delivering service to the end user in our rural and suburban markets.
      Advanced Digital Technology. We continue to increase the capacity and capabilities of our systems to attract additional subscribers, increase the use of our systems by existing subscribers, increase roaming activity and further enhance the overall efficiency of our network. We recently installed GSM/ GPRS/ EDGE technology on our network, which enables us to offer enhanced voice and data service plans to our own subscriber base and meet the needs of our roaming partners that utilize GSM/ GPRS/ EDGE technology.
      Established Operating History in Rural and Suburban Markets. We began providing wireless telephone service in 1990 in Oklahoma and the Texas Panhandle and have since expanded our wireless operations to include systems in rural and suburban markets covering a total population of 11.8 million as of December 31, 2004. We have gained substantial experience as an operator of wireless systems in rural and suburban markets, which we believe will enhance our future performance.
      Proven Acquisition and Integration Capabilities. We have integrated the operations of numerous acquired wireless systems into our existing operations to achieve economies of scale. We have generated efficiencies from the consolidation and centralized control of pricing, customer service and marketing, system design, engineering, purchasing, financial, administrative and billing functions. We believe our increased scale has enabled us to negotiate favorable prices and other terms from third-party service providers and equipment vendors.
Strategy
      The key elements of our strategy are:
      Drive ARPU Growth through GSM Migration. During 2004, we completed the deployment of our GSM/ GPRS/ EDGE network in substantially all of our markets and are currently marketing primarily GSM/ GPRS/ EDGE products. Our average revenue per unit, or ARPU, for GSM/ GPRS/ EDGE subscribers has been, and we expect it will continue to be, higher than our ARPU for TDMA subscribers as we focus our sales effort on higher ARPU voice plans and enhanced data services. We believe our GSM/ GPRS/ EDGE product offering provides a more attractive value proposition to our subscribers compared to our TDMA products, offering rate plans with larger home-rate areas, lower per-minute pricing, more advanced handsets and more extensive data services.
      Locally Focused Management. Our local management teams have day-to-day operating authority with the flexibility to respond to individual market requirements. We believe that our marketing and customer service functions are more effective when tailored to the local market population. We distribute our products primarily through retail outlets, a direct sales force, independent dealers and third party resellers, all of which foster a strong community presence for our products and operations.
      Strategic Roaming Relationships. We have developed strategic relationships with Cingular Wireless and AT&T Wireless, which operate wireless systems in MSAs near our wireless systems. These roaming agreements allow our subscribers and the subscribers of our roaming partners to roam on each other’s networks at favorable rates. Our roaming agreements with Cingular Wireless and AT&T Wireless designate us as the preferred provider of roaming service in substantially all of our markets where they do not have a network, and, under certain circumstances, provide that we are the exclusive provider of such services in our markets. We believe these strategic roaming relationships and agreements increase our roaming revenue and allow us to offer our subscribers attractive rate plans that include the footprints of our roaming partners as “home” territories.
      Implementation of GSM/ GPRS/ EDGE Technology. We recently deployed GSM/ GPRS/ EDGE technology over substantially our entire network. GSM/ GPRS/ EDGE technology is the digital technology being used by our primary roaming partners, Cingular Wireless and AT&T Wireless, and enables us to provide faster data services and provide our customers with smaller, more functional handsets. We expect that the GSM/ GPRS/ EDGE technology will enhance our service offering and allow us to increase the retention of our subscriber base. In addition, we will continue to have the ability to provide roaming service for Cingular Wireless and AT&T Wireless as they continue to convert their subscriber base to service plans utilizing GSM/ GPRS/ EDGE technology.
      Targeted Sales Efforts. We seek to attract subscribers who will generate high monthly revenue and low churn rates. We believe that our extensive network of local distribution channels and our focus on local customer service promote loyalty from our customers and provide us with a competitive advantage over larger wireless providers. We have tailored our marketing and distribution strategy to rely on local distributors in areas where locating a direct retail store might not be cost-effective based on the demographic characteristics of those areas.
      Introduce Enhanced Products and Services. We will continue to evaluate deployment of new and enhanced products and services on an ongoing basis to provide our customers with access to the best available wireless technology and to enhance our local service revenue. Some of these new technologies and features include wireless e-mail access and internet access, including Blackberry handheld devices, which we launched in late 2004 in many of our markets.
      Superior Customer Service. We support local customer service through retail stores, a direct sales force and regional customer service call centers that offer 24-hour services. The regional presence of our call centers enhances our knowledge of local markets, which improves our ability to provide customer service, credit and collection and order activation.
Preliminary First Quarter Results
      We recently announced preliminary results for our first quarter ended March 31, 2005. Although complete financial information for the quarter is not available, the following is a summary of the preliminary results.
      We expect to report approximately 122,000 total gross subscriber additions for the first quarter of 2005, compared with 112,300 gross subscriber additions for the fourth quarter of 2004 and 99,600 gross subscriber additions for the first quarter of 2004.
      Post-paid customer churn is expected to be approximately 2.4 percent for the first quarter of 2005, in line with the fourth quarter of 2004 and compared with 1.9 percent for the first quarter of 2004.
      Based on these preliminary estimates, we expect to report a net subscriber reduction of approximately 18,800 for the first quarter of 2005, reflecting a decline in our post-paid customer base of approximately 28,500. We reported a net subscriber reduction of approximately 25,600 for the fourth quarter of 2004 and 5,400 for the first quarter of 2004.
      We expect average monthly revenue per user, or ARPU, for the first quarter of 2005 will be approximately $42.90, compared with ARPU of $42.17 for the fourth quarter of 2004 and $38.83 for the first quarter of 2004.
      Roaming revenue for the first quarter of 2005 is expected to be approximately $53 million, based on approximately 395 million roaming minutes of use (MOUs). We reported 399 million roaming MOUs for the fourth quarter of 2004 and 322 million roaming MOUs for the first quarter of 2004. These totals for roaming MOUs reflect the same-store results including Michigan Rural Service Area 5 and the former NPI and RFB markets in all reporting periods.

Corporate Structure
      The following chart summarizes the corporate structure and principal debt obligations and preferred stock of Dobson Communications and its principal subsidiaries after giving effect to the offering by Dobson Cellular of the $825.0 million of original notes on November 8, 2004:
      While Dobson Communications and Dobson Operating Co. do not and will not guarantee and provide security with respect of the notes, they are not and will not be subject to the covenants in the indentures. American Cellular and DCC PCS, Inc. are not and will not guarantee the notes and do not and will not be subject to the covenants in the indentures.
      We were incorporated in Oklahoma on February 3, 1997. Dobson Cellular was incorporated in Oklahoma on May 22, 1990. Our and Dobson Cellular’s principal executive offices are located at 14201 Wireless Way, Oklahoma City, Oklahoma 73134. Our and Dobson Cellular’s telephone number is (405) 529-8500.

Summary of the Exchange Offer
      On November 8, 2004, we completed the private offering of original notes. We entered into a registration rights agreement with the initial purchasers of the original notes in which we agreed, among other things, to deliver to you this prospectus and to complete the exchange offer within 240 days of the issuance of the original notes. You are entitled to exchange in the exchange offer your outstanding original notes for new notes which have substantially identical terms. If the exchange offer is not completed by July 5, 2005 or a shelf registration statement is not declared effective, then we will pay additional interest to holders of original notes.
      Below is a summary of the exchange offer.

Securities Offered	Up to $250.0 million aggregate principal amount of 2011 Fixed Rate Notes, $250.0 million aggregate principal amount of 2011 Floating Rate Notes and $325.0 million aggregate principal amount of 2012 Notes that have been registered under the Securities Act. The form and terms of these new notes are identical in all material respects to those of the original notes. The new notes, however, will not contain transfer restrictions, registration rights and additional interest applicable to the original notes.

The Exchange Offer	We are offering to exchange $1,000 principal amount of new notes for each $1,000 principal amount of outstanding original notes.

In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there is $250.0 million aggregate principal amount of 8.375% First Priority Senior Secured Notes due 2011, $250.0 million aggregate principal amount of First Priority Senior Secured Floating Rate Notes due 2011 and $325.0 million aggregate principal amount of 9.875% Second Priority Senior Secured Notes due 2012 outstanding. We will issue new notes promptly after the expiration of the exchange offer.

Resales	Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to other issuers in exchange offers like ours, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you are acquiring the new notes in the ordinary course of your business;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the new notes; and

• you are not an “affiliate,” as defined under Rule 405 of the Securities Act, of Dobson Cellular.

By signing the letter of transmittal and exchanging your original notes for new notes, as described below, you will be making representations to this effect.

If you are an affiliate of Dobson Cellular, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the new notes:

(1) you cannot rely on the applicable interpretations of the staff of the SEC; and

(2) you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

We cannot guarantee that the SEC would make a similar decision about our exchange offer. If our belief is wrong, you could incur liability under the Securities Act. We will not protect you against any loss incurred as a result of this liability under the Securities Act.

Each broker or dealer that receives new notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge in a letter of transmittal that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the new notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes. See “Plan of Distribution.”

Furthermore, any broker-dealer that acquired any of its original notes directly from Dobson Cellular:

• may not rely on the applicable interpretation of the staff of the SEC’s position contained in Morgan, Stanley & Co., Inc., SEC no-action letter (June 5, 1991), Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

• must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Expiration Date	5:00 p.m., New York City time, on , 2005 unless we extend the expiration date.

Accrued Interest on the New Notes and Original Notes	The new notes will bear interest from the most recent date to which interest has been paid on the original notes. If your original notes are accepted for exchange, then you will receive interest on the new notes and not on the original notes.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes. See “Description of the Exchange Offer — Conditions to the Exchange Offer” for more information regarding conditions to the exchange offer.

Procedures for Tendering Original Notes	Except as described in the section titled “Description of the Exchange Offer — Guaranteed Delivery Procedures,” if you hold original notes and want to accept the exchange offer, you must either:

• transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address listed in this prospectus; or

• if original notes are tendered in accordance with the book-entry procedures described in this prospectus, you must arrange for the Depository Trust Company to give the exchange agent the required information for a book entry transfer.

See “The Exchange Offer — Procedures for Tendering.”

Special Procedures for Beneficial Holders	If you are the beneficial holder of original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your original notes are registered and instruct that person to tender on your behalf. See “Description of the Exchange Offer — Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your original notes and you cannot deliver the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may tender your original notes by following the guaranteed delivery procedures under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Failure to Exchange Will Affect You Adversely	If you are eligible to participate in the exchange offer and you do not tender your original notes, you will not have any further registration or exchange rights and your original notes will continue to be subject to transfer restrictions. These transfer restrictions and the availability of the new notes could adversely affect the trading market for your original notes.

Withdrawal Rights	Tenders may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

Acceptance of Original Notes and Delivery of New Notes	Subject to the conditions stated in the section “The Exchange Offer — Conditions to the Exchange Offer” of this prospectus, we will accept for exchange any and all original notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The new notes will be delivered promptly after the expiration date. See “The Exchange Offer — Terms of the Exchange Offer.”

Material Federal Income Tax Consequences	Your exchange of original notes for new notes to be issued in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences.”

Exchange Agent	The is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading “The Exchange Offer — Exchange Agent.”

Absence of Appraisal Rights	As a holder of original notes, you are not entitled to appraisal or dissenters’ rights under Oklahoma law, the indentures governing the original notes or the indentures that will govern the new notes. See “Description of the Exchange Offer — No Appraisal or Dissenters’ Rights.”

Use of Proceeds	We will not receive any proceeds from the issuance of new notes in the exchange offer. We will pay all expenses incident to the exchange offer. See “Use of Proceeds.”

Summary of the Terms of the New Notes
      The terms of the new notes we are issuing in the exchange offer and the original notes are identical in all material respects, except that:

•	the new notes will have been registered under the Securities Act;

•	the new notes will not contain transfer restrictions and registration rights that relate to the original notes; and

•	the new notes will not contain provisions relating to the payment of additional interest to be made to the holders of the original notes under circumstances related to the timing of the exchange offer.
      The new notes will evidence the same debt as the original notes and will be governed by the same indentures. A brief description of the material terms of the new notes follows:

Issuer	Dobson Cellular Systems, Inc.

Parent	Dobson Communications Corporation

New Notes Offered	$250.0 million aggregate principal amount of 2011 Fixed Rate Notes, $250.0 million aggregate principal amount of 2011 Floating Rate Notes and $325.0 million aggregate principal amount of 2012 Notes.

Maturity	The 2011 Notes will mature on November 1, 2011, and the 2012 Notes will mature on November 1, 2012.

Interest	Interest on the original notes began accruing on November 8, 2004, the date we issued the original notes. The 2011 Fixed Rate Notes will bear interest at a rate equal to 8.375% per year, payable semiannually in cash on May 1 and November 1. The 2011 Floating Rate Notes will bear interest at a floating rate equal to LIBOR (as defined) plus 4.75% per year. Interest on the 2011 Floating Rate Notes will be reset quarterly and will be payable quarterly in cash on February 1, May 1, August 1 and November 1. The 2012 Notes will bear interest at a rate equal to 9.875% per year, payable semiannually in cash on May 1 and November 1. The first interest payment date for the new notes will be November 1, 2005.

Optional Redemption	Dobson Cellular may redeem any of the 2011 Fixed Rate Notes beginning on November 1, 2008, any of the 2011 Floating Rate Notes beginning on November 1, 2006 and any of the 2012 Notes beginning on November 1, 2008, in each case at the redemption prices specified in “Description of the New Notes — Optional Redemption.” Prior to November 1, 2008 with respect to the 2011 Fixed Rate Notes and the 2012 Notes, Dobson Cellular will also have the option to redeem such series of notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any additional interest as described in the “Description of the New Notes — Optional Redemption,” plus accrued and unpaid interest.

In addition, on or prior to November 1, 2007, November 1, 2006 and November 1, 2007, Dobson Cellular may redeem up to 35% of the aggregate principal amount of each of the 2011 Fixed Rate Notes, the 2011 Floating Rate Notes and the 2012 Notes, respectively, with the proceeds of sales of certain kinds of its capital stock at 108.375% of their principal amount, 100% of their principal amount plus a premium equal to the interest rate per year that is applicable to the 2011 Floating Rate Notes on the date on which notice of redemption is given and 109.875% of their principal amount, respectively, plus accrued interest to the redemption date. Dobson Cellular may make such redemption only if, after any such redemption, at least 65% of the original aggregate principal amount of relevant notes remains outstanding.

Change of Control	Upon a change of control triggering event, Dobson Cellular will be required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of purchase, plus accrued interest.

Collateral	The 2011 Notes will be secured by a first priority lien on the Primary Collateral and by a second priority lien on the Other Collateral. The 2012 Notes will be secured by a second priority lien on the Primary Collateral and by a third priority lien on the Other Collateral. See “Description of the New Notes — Collateral.”

Guarantees	The notes will be fully and unconditionally guaranteed on a senior basis by us and Dobson Operating Co., and on a senior secured basis by DOC Lease Co. and all future domestic restricted subsidiaries of Dobson Cellular. See “Description of the New Notes — Guarantees.”

Ranking	The 2011 Notes and guarantees will rank:

• equal in right of payment with all of Dobson Cellular’s and all of the guarantors’ existing and future senior obligations;

• senior in right of payment to all of Dobson Cellular’s and the guarantors’ existing and future subordinated indebtedness;

• effectively senior, as to the value of collateral, to all of Dobson Cellular’s and the guarantors’ existing and future unsecured indebtedness; and

• effectively equal with any of Dobson Cellular’s and the guarantors’ obligations that are secured by first priority liens on the Primary Collateral, effectively junior to any of Dobson Cellular’s and the guarantors’ obligations that are secured by first priority liens on the Other Collateral and effectively junior to any of Dobson Cellular’s and the guarantors’ obligations that are secured by a lien on assets that are not part of the collateral securing the 2011 Notes.

The 2012 Notes and guarantees will rank:

• equal in right of payment with all of Dobson Cellular’s and all of the guarantors’ existing and future senior obligations;

• senior in right of payment to all of Dobson Cellular’s and the guarantors’ existing and future subordinated indebtedness;

• effectively senior, as to the value of collateral, to all of Dobson Cellular’s and the guarantors’ existing and future unsecured indebtedness; and

• effectively junior to Dobson Cellular’s and the guarantors’ obligations (including the 2011 Notes) that are secured by first priority liens (first or second priority liens with respect to the Other Collateral) on the collateral securing the 2012 Notes or that are secured by a lien on assets that are not part of the collateral securing the 2012 Notes, in each case to the extent of the value of such collateral or assets.

As of December 31, 2004:

• Dobson Communications, excluding American Cellular, had approximately $1.5 billion of total debt, all of which is senior debt, $825 million of which would have been secured debt;

• Dobson Cellular had approximately $1.6 billion of total debt, consisting of $825 million of the original notes and $767 million of notes due to Dobson Communications which are subordinated to the notes. In addition, Dobson Cellular had approximately $75 million of secured borrowings available under its senior secured credit facility, subject to compliance with applicable covenants; and

• American Cellular had approximately $914 million of total debt, none of which is guaranteed by Dobson Cellular or Dobson Communications.

Certain Covenants	The terms of the notes will limit Dobson Cellular’s ability and the ability of its restricted subsidiaries to:

• incur additional debt;

• pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

• place limitations on distributions from restricted subsidiaries;

• issue or sell capital stock of restricted subsidiaries;

• issue guarantees;

• sell or exchange assets;

• enter into transactions with certain shareholders and affiliates;

• enter into sale-leaseback transactions;

• create liens; and

• effect mergers.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the New Notes — Covenants” in this prospectus.

Trustee	The Bank of Oklahoma, National Association is the trustee for the 8.375% First Priority Senior Secured Notes due 2011 and the First Priority Senior Secured Floating Rate Notes due 2011. BNY Midwest Trust Company is the trustee for the 9.875% Second Priority Senior Secured Notes due 2012.
Risk Factors
      Ownership of the notes is subject to a number of material risks. Prior to deciding whether to exchange your original notes for new notes, you should carefully consider all of the information contained in this prospectus. Certain risks are set forth in detail under “Risk Factors.”

RISK FACTORS
      You should carefully consider the risks and uncertainties described below, together with the other matters described in this prospectus or incorporated by reference, before deciding to exchange your original notes for new notes. The Risk Factors below apply to both the “original notes” and the “new notes.”
Risks Related to the Notes

Our substantial indebtedness and preferred stock and Dobson Cellular’s substantial indebtedness could adversely affect our and Dobson Cellular’s financial health and prevent us or Dobson Cellular from fulfilling our or Dobson Cellular’s obligations under the notes and note guarantees.
      At December 31, 2004, we had approximately $2.5 billion of indebtedness and $358.6 million liquidation preference amount, net of deferred financing costs on our 12.25% and 13% preferred stock, net of the discount on our 12.25% preferred stock and plus accrued dividends on all of our preferred stock outstanding on a consolidated basis and Dobson Cellular had approximately $1.6 billion of indebtedness, which includes $767.2 million of notes due to Dobson Communications which will be subordinated to the notes. Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us and Dobson Cellular to satisfy our and Dobson Cellular’s obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.
      The indentures governing the terms of the notes do not restrict our ability or the ability of our subsidiaries, other than Dobson Cellular and its subsidiaries, to incur additional debt. Dobson Cellular may be able to incur substantial additional indebtedness in the future, including under the terms of the indentures and Dobson Cellular’s senior secured credit facility. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

To service our and Dobson Cellular’s indebtedness, payments on our preferred stock and to fund our working capital, capital expenditures and research and development efforts, we and Dobson Cellular will require a significant amount of cash. Our and Dobson Cellular’s ability to generate cash depends on many factors beyond our and Dobson Cellular’s control.
      Our and Dobson Cellular’s ability to make payments on and to refinance our and Dobson Cellular’s indebtedness, including the notes, and preferred stock and to fund working capital, planned capital expenditures, including for network optimization and spectrum procurement, and research and development efforts will depend on our and Dobson Cellular’s ability and the ability of our subsidiaries to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
      We cannot assure you that our business will generate sufficient cash flow from operations, or future borrowings will be available to us under Dobson Cellular’s senior secured credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. If we do not generate sufficient funds to service our indebtedness and fund our other liquidity needs, we may not be able to fund our capital expenditures, which could affect the quality of our networks and lead to increased customer churn and affect our roaming relationships. It might also reduce the amount we spend on marketing and subscriber acquisition, which could affect our ability to add new subscribers.
      We may need to refinance all or a portion of our and Dobson Cellular’s indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our or Dobson Cellular’s indebtedness, including Dobson Cellular’s senior secured credit facility and the notes, on commercially reasonable terms or at all, which could cause us or Dobson Cellular to default on our or its debt obligations and impair our or Dobson Cellular’s liquidity. A substantial portion of our indebtedness and preferred stock matures or becomes mandatorily redeemable before the notes mature, $299.0 million principal amount of our existing 10.875% notes, our $46.2 million aggregate liquidation amount of 12.25% senior exchangeable preferred stock and our $192.9 million aggregate liquidation amount of our 13.0% senior exchangeable preferred stock all mature or become mandatorily redeemable before the maturity date of the notes. In addition, Dobson Cellular may borrow up to $75.0 million under its senior secured credit facility, which is expected to mature before the maturity date of the notes.

The restrictive covenants in our debt and preferred stock instruments and Dobson Cellular’s debt instruments may limit our and Dobson Cellular’s operating flexibility. Our and Dobson Cellular’s failure to comply with these covenants could result in defaults under our and Dobson Cellular’s indentures and future debt instruments even though we may be able to meet our debt service obligations.
      The instruments governing our debt and preferred stock instruments and Dobson Cellular’s indebtedness impose significant operating and financial restrictions on us and Dobson Cellular. However, substantially all of the restrictive covenants in the indentures relating to the notes will not apply to us and our subsidiaries other than Dobson Cellular and its restricted subsidiaries. These restrictions significantly limit, among other things, our and Dobson Cellular’s ability to incur additional indebtedness, pay dividends, repay junior indebtedness, sell assets, make investments, engage in transactions with affiliates, create liens and engage in certain types of mergers or acquisitions. Our and Dobson Cellular’s future debt instruments may have similar or more restrictive covenants. These restrictions could limit our and Dobson Cellular’s ability to obtain future financings, make capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, the note holders or lenders under any debt instrument could declare a default under the terms of the relevant indebtedness even though we and Dobson Cellular are able to meet debt service obligations and, because our indebtedness has cross-default and cross-acceleration provisions, could cause all of our and Dobson Cellular’s debt to become immediately due and payable.
      We cannot assure you that we would have sufficient funds available, or that we would have access to sufficient capital from other sources, to repay any accelerated debt. Even if we could obtain additional financing, we cannot assure you that the terms would be favorable to us. As a result of the private offering of original notes, substantially all of our and Dobson Cellular’s assets became subject to liens in favor of the holders of the notes. This may further limit our and Dobson Cellular’s flexibility in obtaining secured or unsecured financing in the future.

If there is a default, the value of the collateral may not be sufficient to repay holders of the notes. The collateral securing the 2012 Notes is subject to prior claims by certain creditors, including lenders under Dobson Cellular’s senior secured credit facility and holders of the 2011 Notes. The Other Collateral securing the 2011 Notes is subject to prior claims by certain creditors, including lenders under Dobson Cellular’s senior secured credit facility.
      The proceeds from the sale or sales of all of the Primary Collateral might not be sufficient to satisfy the amounts outstanding under the senior secured credit facility and the 2011 Notes and any other indebtedness secured by first priority liens. Moreover, the proceeds of the Other Collateral will be used first to satisfy the amounts outstanding under the senior credit facility, including any refinancing or extension thereof, and second to satisfy the claims by holders of the 2011 Notes. The 2012 Notes and other obligations secured by the second priority liens in respect of the Primary Collateral, and third priority liens in respect of the Other

Collateral, may not be paid from the proceeds of collateral following a default until after payment in full of all obligations secured by the first priority liens and second priority liens, as the case may be, on the Collateral.
      No appraisal of the value of the Collateral has been made in connection with this exchange offer or was made in connection with the private offering by Dobson Cellular of the original notes in November of 2004. The actual value of the Collateral securing the notes in the event of liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. Regulatory approvals may need to be obtained to exercise remedies with respect to certain of the Collateral. A sale of the Collateral in a bankruptcy or similar proceeding would likely be made under duress, which would reduce the amount that could be recovered. Furthermore, such a sale could occur when other companies in our industry also are distressed, which might increase the supply of similar assets and therefore reduce the amounts that could be recovered. The condition of the Collateral is likely to deteriorate during any period of financial distress preceding a sale of the Collateral. By its nature, much of the Collateral will consist of illiquid assets that may have to be sold at a substantial discount in an insolvency situation and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale or liquidation of the Collateral may not be sufficient to pay our obligations under the notes and the other indebtedness secured by the Collateral and there can be no assurance that there will be any proceeds remaining from a foreclosure on the Primary Collateral securing the 2012 Notes following repayment of the indebtedness secured by first priority liens on such Collateral, including the 2011 Notes and Dobson Cellular’s senior secured credit facility. In addition, there can be no assurance that, with respect to the 2011 Notes and the 2012 Notes, there will be any proceeds remaining from a foreclosure on the Other Collateral following repayment of the indebtedness secured by first priority liens on the Other Collateral, including Dobson Cellular’s senior secured credit facility, or, with respect to the 2012 Notes, following repayment of the indebtedness secured by second priority liens on the Other Collateral, including the 2011 Notes. In the event that the proceeds from any sale or liquidation of the Collateral received by the trustee are insufficient to pay our and Dobson Cellular’s obligations under the 2011 Notes or the 2012 Notes, as the case may be, the holders of such notes (to the extent not repaid from the proceeds of the sale of the Collateral) would only have an unsecured claim against our remaining assets.

The lien-ranking agreements in connection with the indentures will limit the rights of the holders of the notes and their control with respect to the Primary Collateral and/or the Other Collateral securing the notes.
      The collateral trustee and the trustee for the 2012 Notes entered into an intercreditor agreement with the collateral trustee and the trustee under the 2011 Notes and the administrative agent under Dobson Cellular’s senior secured credit facility. This intercreditor agreement provides that the lien on the Primary Collateral granted to the collateral trustee for the benefit of the holders of the 2012 Notes is junior to the lien granted to the holders of the 2011 Notes, the lenders under Dobson Cellular’s senior secured credit facility and any other first lien security interests, and that any proceeds of any enforcement action in respect of the Primary Collateral will first be applied to repay all obligations outstanding under the 2011 Notes, Dobson Cellular’s senior secured credit facility and any other first lien security interests. There can be no assurance that any proceeds of the Primary Collateral will remain following the repayment of obligations under the 2011 Notes, Dobson Cellular’s senior secured credit facility and any other first lien security interests. In addition, the intercreditor agreement provides that the lien on Other Collateral granted to the collateral trustee for the benefit of the holders of the 2011 Notes and the holders of the 2012 Notes is junior to the lien granted to the lenders under Dobson Cellular’s senior secured credit facility and any other first lien security interests. Further, the lien on the Other Collateral for the benefit of the holders of the 2012 Notes is junior to the lien granted for the benefit of the holders of the 2011 Notes and any other security lien interests. In such intercreditor agreement, the collateral trustee agrees to enter into a similar intercreditor agreement with respect to other creditors with a first priority lien position on the Collateral. Holders of any indebtedness that is incurred in the future and secured by a first, second or third lien and security interest in the Collateral will also be required to become a party to the lien-ranking agreements. Under the lien-ranking agreements, at any time that obligations that have the benefit of the first priority liens are outstanding, any actions that may be taken in respect of the Primary Collateral, including the ability to cause the commencement of enforcement proceedings against the Primary Collateral and to control the conduct of such proceedings, and the approval of amendments to and waivers of past default under, the collateral documents, will be at the direction of the holders of the 2011 Notes, the lenders under Dobson Cellular’s senior secured credit agreement and holders of any other obligations secured by the first priority liens. As a result, the collateral trustee, on behalf of the holders of the 2012 Notes, will not have the ability to control or direct such actions with respect to the Primary Collateral, even if the rights of the holders of the 2012 Notes are adversely affected. In addition, without the consent of the holders of the 2012 Notes with respect to the Primary Collateral, the first priority secured parties may dispose of, release, foreclose or take other actions with respect to the shared Primary Collateral with which holders of the 2012 Notes may disagree or that may be contrary to the interests of holders of the 2012 Notes. Also, the collateral trustee, on behalf of the holders of the 2011 Notes and the 2012 Notes, will not be able to control or direct such actions in respect of Other Collateral even if the rights of the holders of the 2011 Notes and the 2012 Notes are adversely affected. Moreover, without the consent of the holders of the 2011 Notes and the 2012 Notes, the first priority secured parties in respect of the Other Collateral may dispose of, release, foreclose or take other actions with respect to the Other Collateral with which holders of the 2011 Notes or the 2012 Notes, as applicable, may disagree or that may be contrary to the interests of the holders of the 2011 Notes or the 2012 Notes, as applicable. To the extent shared Collateral is released from first priority liens, the second priority liens securing the 2012 Notes or the 2011 Notes, and the third priority lien securing the 2012 Notes, as applicable, will also automatically be released without consent of the holders of the 2012 Notes or the 2011 Notes, as the case may be.

Bankruptcy laws may limit your ability to realize value from the Collateral.
      The right and ability of the collateral trustee or other agent to repossess and dispose of the Collateral upon the occurrence of an event of default under the indentures, the senior secured credit facility or other indebtedness secured by the Collateral is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against us before the collateral trustee repossessed and disposed of the Collateral. Under the bankruptcy code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the bankruptcy code permits the debtor, subject to bankruptcy court approval, to continue to retain and to use collateral (and the proceeds, products, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include, if approved by the court, cash payments or the granting of additional security for any diminution in the value of the collateral as a result of the stay of repossession or the disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. The bankruptcy court has broad discretionary powers in all these matters, including the valuation of collateral. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) how long payments under the notes could be delayed following commencement of a bankruptcy case, (2) whether or when a collateral trustee or other agent could repossess or dispose of the Collateral or (3) whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.” Further, the holders of the notes may receive in exchange for their claims a recovery that could be substantially less than the amount of their claims (potentially even nothing) and any such recovery could be in the form of cash, new debt instruments or some other security. In addition, the right of a holder of the notes to receive interest on its claim that accrues after the bankruptcy case is subject to the court’s determination that the value of the Collateral is at least equal to the amount of collateral that secures the claim.

Any future pledges of Collateral may be avoidable.
      Any future pledge of Collateral in favor of the collateral trustee might be avoidable by the pledgor (as debtor in possession) or by its collateral agent in bankruptcy or other third parties if certain events or circumstances exist or occur, including, among others, if the pledge or granting of the security interest is deemed a fraudulent conveyance or the pledgor is insolvent at the time of the pledge or granting of the security interest, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge or, in certain circumstances, a longer period.

The Collateral is subject to casualty risks.
      We will be obligated under the collateral arrangements to maintain adequate insurance or otherwise insure against hazards to the extent done by corporations operating properties of a similar nature in the same or similar localities. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, we cannot assure you that the insurance proceeds will compensate us fully for our losses. If there is a total or partial loss of any of the pledged collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the notes.

The collateral trustee’s ability to exercise remedies is limited.
      Each security agreement will provide the collateral trustee’s on behalf of the holders of the relevant notes with significant remedies, including foreclosure and sale of all or parts of the Collateral. However, the rights of the collateral agent to exercise significant remedies (such as foreclosure) will be, subject to certain exceptions, generally limited to a payment default, our bankruptcy or the acceleration of the indebtedness.

Rights of holders of the notes in the Collateral may be adversely affected by the failure to perfect security interests in certain collateral or the perfection of liens on the Collateral by other creditors.
      Dobson Cellular’s obligations under the 2011 Notes and the obligations of the guarantors under the 2011 Notes will be secured by a first priority lien on the Primary Collateral and our and Dobson Cellular’s obligations under the 2012 Notes and the obligations of the guarantors under the 2012 Notes will be secured by second priority liens on the Primary Collateral, in each case subject to a prior perfected lien on the Primary Collateral for the benefit of the lenders under Dobson Cellular’s new credit facility and certain other permitted liens. In addition, the Other Collateral is subject to a prior second lien for the benefit of the holders of the 2011 Notes. The Collateral includes all of the capital stock in Dobson Operating Co. and Dobson Cellular, and substantially all of Dobson Cellular’s and the subsidiary guarantors’ tangible and intangible personal property, real property and fixtures, whether now owned or, in certain cases, hereafter acquired. Applicable law requires that certain property acquired after the grant of a general security interest can only be perfected at the time such property is acquired and identified. There can be no assurance that the trustee or the collateral trustee will monitor, or that we will inform the trustee or the collateral trustee of, the future acquisition of property that constitutes Collateral, and that the necessary action will be taken to properly perfect the security interest in such after acquired Collateral. Neither the trustee nor the collateral trustee will monitor the future acquisition of property that constitutes Collateral, or take action to perfect the security interest in such acquired Collateral. Although such failure may constitute an event of default in respect of the notes, it will not prevent such failure from resulting in the loss of the security interest in such newly acquired property or the priority of the security interest in such property in favor of the holders of the notes against third parties.
      We may also be unable to perfect the security interest granted to the holders of the notes in certain of the Collateral to the extent perfection cannot be effected through filings under the Uniform Commercial Code. Moreover, the security interests created pursuant to the security documents with respect to deposit accounts and security accounts will be perfected, except that, in accordance with the terms of the security documents, up to $10 million of cash, cash equivalents and other marketable securities and investments are allowed not to be subject to perfected security interests created under the security documents. To the extent that a security interest in any item of collateral is unperfected, the notes in a bankruptcy will have no greater rights to such Collateral than our general unsecured creditors.

None of American Cellular, DCC PCS, Inc. and Dobson JV Company will guarantee the notes and is not restricted by the indentures governing the notes.
      The notes are obligations of Dobson Cellular, guaranteed on a senior basis by us and Dobson Operating Co. and on a senior secured basis by DOC Lease Co. and all future domestic restricted subsidiaries of Dobson Cellular. None of American Cellular, DCC PCS, Inc. and Dobson JV Company is restricted by the indentures governing the notes and will not guarantee the notes. In addition, American Cellular is restricted under its debt instruments from making distributions to Dobson Communications. Therefore, cash flows generated by American Cellular are not expected to be available to us to make payments on the notes. American Cellular accounted for approximately 42% of our consolidated revenue for the year ended December 31, 2004.

Not all of Dobson Cellular’s subsidiaries will guarantee the notes.
      Certain of Dobson Cellular’s subsidiaries will not guarantee the notes. Dobson Cellular’s right to receive any assets of its non-guarantor subsidiaries upon their bankruptcy, liquidation, dissolution, reorganization or similar proceeding, and therefore your right to participate in those assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors. In addition, even if Dobson Cellular were a creditor of one or more of its subsidiaries, its rights as a creditor would be subordinated to any security interest in the assets of those subsidiaries and any debt of our subsidiaries senior to that held by Dobson Cellular. As a result, the notes will be effectively subordinated to all liabilities, including trade payables, of current or future subsidiaries that do not guarantee the notes.

Dobson Cellular may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures.
      Upon a change of control triggering event, Dobson Cellular will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that Dobson Cellular will not have sufficient funds at the time of the change of control triggering event to make the required repurchase of notes or that restrictions in Dobson Cellular’s senior secured credit facility or any other future indebtedness will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of Dobson Cellular’s indebtedness, would not constitute a “change of control” under the indentures. See “Description of the New Notes — Repurchase at Option of Holders — Change of Control.”

Federal or state laws allow courts, under specific circumstances, to void debts, including guarantees, and could require holders of notes to return payments received from us and the subsidiary guarantors.
      If a bankruptcy proceeding or lawsuit were to be initiated by unpaid creditors, the notes and the guarantees of the notes could come under review for federal or state fraudulent transfer violations. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, obligations under the notes or guarantees of the notes could be voided, or claims in respect of the notes or guarantees of the notes could be subordinated to all other debts of the debtor or guarantor if, among other things, the debtor or guarantor at the time it incurred the debt evidence by such notes or subsidiary guarantees:

•	incurred the debt to hinder, delay or defraud any of such guarantor’s present or future creditors; or

•	received less than reasonably equivalent value or fair consideration for the incurrence of such debt or guaranty; and

•	one of the following applies:

•	it was insolvent or rendered insolvent by reason of such incurrence;

•	it was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	it intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.
      In addition, any payment by that debtor or guarantor under the notes or guarantees of the notes could be voided and required to be returned to the debtor or guarantor, as the case may be, or to a fund for the benefit of the creditors of the debtor or guarantor.
      The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor or guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all of its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
      On the basis of historical financial information, recent operating history and other factors, we believe that after giving effect to the private offering by Dobson Cellular of the original notes in November of 2004, the guarantors will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to the standards that a court would use to determine whether or not the guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantee of the notes would not be voided or the guarantee of the notes would not be subordinated to that guarantor’s other debt.
      If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.
      A court could thus void the obligations under the guarantee or subordinate the guarantee to the applicable guarantor’s other debt or take other action detrimental to holders of the notes.
Risks Related to the Exchange Offer

You may have difficulty selling the original notes that you do not exchange.
      If you do not exchange your original notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not intend to register the original notes under the Securities Act. To the extent original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes would be adversely affected. See “The Exchange Offer — Consequences of Failure to Exchange Original Notes” for a discussion of the possible consequences of failing to exchange your original notes.

You may find it difficult to sell your new notes because there is no existing trading market for the new notes.
      You may find it difficult to sell your new notes because an active trading market for the new notes may not develop. There is no existing trading market for the new notes. We do not intend to apply for listing or quotation of the new notes on any exchange, and so we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Although Morgan Stanley,

Lehman Brothers, Bear, Stearns & Co. Inc. and the initial purchasers of the original notes, previously informed us that they intend to make a market in the new notes, they are not obligated to do so, and any market-making may be discontinued at any time without notice. As a result, the market price of the new notes, as well as your ability to sell the new notes, could be adversely affected.

Broker-dealers or noteholders may become subject to the registration and prospectus delivery requirements of the Securities Act.
      Any broker-dealer that:

•	exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the new notes, or

•	resells new notes it received for its own account in the exchange offer, may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.
      In addition to broker-dealers, any holder that exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the new notes may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that holder.
Risks Related to Our Business and Industry

We have a history of net losses. We may incur additional losses in the future and our operating results have and could continue to fluctuate significantly on a quarterly and annual basis.
      We sustained losses from continuing operations of $50.7 million for the year ended December 31, 2003 and $52.1 million for the year ended December 31, 2004. We may incur additional losses during the next several years while we continue to expend funds to develop our wireless systems and grow our subscriber base.
      In addition, our future operating results and cash flows will be subject to quarterly and annual fluctuations due to many factors, some of which are outside of our control. These factors include increased costs we may incur in connection with the further development, expansion and upgrade of our wireless systems, and fluctuations in the demand for our services. We cannot assure you that we will achieve or sustain profitability.

We depend on roaming revenue for a substantial portion of our total revenue. If our long-term roaming agreements are terminated or the terms of such arrangements become less favorable to us, or the amount of roaming traffic under these agreements decrease materially, our business could be harmed.
      Our roaming revenue accounted for approximately 27% of our operating revenue for the year ended December 31, 2003, and approximately 20% of our operating revenue for the year ended December 31, 2004. Cingular Wireless and AT&T Wireless in the aggregate accounted for approximately 80% of our roaming revenue for the year ended December 31, 2003 and approximately 84% for the year ended December 31, 2004. Our roaming partners, including Cingular Wireless and AT&T Wireless, can prohibit or limit their subscribers from roaming on our network at any time. We have experienced, and may in the future experience, declines in our roaming traffic as a result of our roaming partners limiting the ability of their subscribers to roam on our network, particularly in areas where they also provide wireless services. The loss of this roaming traffic could adversely affect our results. In addition, with the exception of our roaming agreements with Cingular Wireless and AT&T Wireless, our roaming agreements do not prohibit our roaming partners from entering into preferred roaming relationships with our competitors. Also, with the exception of our roaming agreements with AT&T Wireless, our roaming agreements do not prohibit our roaming partners from competing directly with us in our markets.

      Dobson Cellular’s roaming agreement with AT&T Wireless is scheduled to expire in July 2008. American Cellular’s roaming agreement with AT&T Wireless for TDMA is scheduled to expire in February 2020, although roaming rates are established only through June 2007, and its agreement for GSM is scheduled to expire in July 2008. Cingular Wireless may terminate our preferred roaming provider status if we fail to maintain certain technical and quality standards or otherwise breach our roaming agreement with it. AT&T Wireless may terminate our preferred roaming provider status and the noncompetition provisions of our roaming agreement if we (a) had failed to timely complete our build-out of our GSM network, (b) fail to meet certain technical and quality standards or (c) otherwise breach our roaming agreements with it. To the extent these roaming partners terminate our preferred roaming status, enter into preferred roaming agreements with our competitors or compete against us in our markets, it may materially adversely affect our roaming revenue.
      Our roaming partners may terminate their agreements with us if our quality of service does not continue to meet designated technical and quality standards or if we are unable to control fraudulent use. Moreover, we cannot assure you that any of our roaming agreements will not be terminated or renegotiated on terms that are less favorable to us. In addition, these agreements provide for scheduled declining roaming rates over the next several years.
      In addition, the loss of subscribers by Cingular Wireless or AT&T Wireless could adversely affect our revenue because their loss of customers means that there may be fewer subscribers to roam on our networks.

The merger of Cingular Wireless and AT&T Wireless has created uncertainty as to our roaming and operating agreements with Cingular Wireless and AT&T Wireless.
      Cingular Wireless completed its acquisition of AT&T Wireless in October 2004. We are parties to GSM/ GPRS/ EDGE and TDMA roaming and operating agreements with both Cingular Wireless and AT&T Wireless. The roaming rates under the AT&T Wireless agreements are generally lower than the rates under the Cingular Wireless agreement. The AT&T Wireless agreements provide for limited exclusivity provisions. Although it is not certain what effect this merger will have on our roaming agreements, there is a risk that Cingular Wireless could effect certain restructurings of its operating subsidiaries in an attempt to make the terms of the AT&T Wireless roaming agreement applicable to all Cingular Wireless markets as well. If Cingular Wireless attempted to take any such actions and was successful, it could harm our business and results of operations.
      In addition, we generate significant revenue from our roaming agreements with both Cingular Wireless and AT&T Wireless. As a result of the combination of Cingular Wireless and AT&T Wireless, the combined network of these entities will result in fewer areas where the combined companies will need to utilize our network to allow its customers to roam. In particular, we currently receive TDMA roaming revenue from AT&T Wireless in certain regions where Cingular Wireless provides TDMA network coverage. The Cingular Wireless TDMA network covers approximately 17% of our covered POPs. There is a risk that Cingular Wireless could seek to redirect roaming minutes currently generated by AT&T Wireless TDMA subscribers from our network to the Cingular Wireless network in these overlap areas. In addition, there is a risk that as the combined subscriber base of Cingular Wireless and AT&T Wireless continue to migrate from TDMA to GSM service, a portion of the roaming minutes previously received by us from these subscribers will be redirected to the combined Cingular Wireless and AT&T Wireless GSM network, which covers approximately 36% of our covered POPs. Any of these occurrences could adversely impact our revenues attributable to roaming and our results of operations.

We depend on roaming partners to provide service for our subscribers who travel outside of our coverage areas.
      We rely on agreements with other wireless communications service providers to provide roaming capabilities to our customers in the areas of the United States that our network does not serve. We may not be able to obtain or maintain roaming agreements with other providers on terms that are acceptable to us. In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service we provide, the prices of a roaming call may not be competitive with prices of other wireless providers for such call, and our customers may not be able to use any of the advanced features, such as voicemail notification, that are available within our network.

Our implementation of a new technology has resulted in network capacity constraints, heightened customer churn and increased costs.
      Our networks currently utilize two distinct digital voice technologies — GSM/ GPRS/ EDGE and TDMA. We recently deployed GSM/ GPRS/ EDGE technology on substantially all of our networks. GSM/ GPRS/ EDGE has become the predominant global standard. However, we have experienced and may continue to experience general periodic technical difficulties and network coverage issues as we implement GSM/ GPRS/ EDGE, which may adversely affect the reliability of our network and the quality of our service. In addition, we have expended, and may need to continue to expend additional capital to address these reliability issues, which may include costs associated with engineering, additional equipment and the need for additional spectrum in certain markets. These costs may be significant. As customers migrate from TDMA to GSM/ GPRS/ EDGE service, some have perceived shortcomings in the coverage and quality of GSM/ GPRS/ EDGE service which in some cases has led them to switch from our service to the offerings of a competitor, thereby increasing our churn rate. Increased churn rates may adversely affect our revenues and profitability and may damage our reputation, which could affect our ability to attract new subscribers. In addition, network quality issues could affect our roaming arrangements. We have experienced network capacity constraints relating to the initial migration of our TDMA customers to GSM/ GPRS/ EDGE, and continue to attempt to address these issues. To the extent we are required to spend significant amounts on our network, we will have less money available for marketing and subscriber acquisition activities, which would affect the number of new subscribers.

Our transition from TDMA to next generation technologies could have a negative impact on customer satisfaction and retention and our financial results.
      We recently completed overlaying GSM/ GPRS/ EDGE networks on our existing TDMA networks, and our customers using TDMA handsets have begun migrating to handsets using the upgraded technology. As these customers migrate and as roaming usage by our roaming partners’ GSM/ GPRS/ EDGE or TDMA customers increases, we must allocate spectrum and capacity based on anticipated customer usage of the existing and new technologies. If we do not allocate spectrum and capacity appropriately, our service quality could suffer, and our customer satisfaction and retention could decrease, which could have an adverse effect on our results of operations. In addition, as our current customers migrate from TDMA handsets to GSM/ GPRS/ EDGE handsets, our cost of equipment may increase as a result of increases in handset subsidies that we give to subscribers purchasing new handsets. In addition, transitioning spectrum capacity from TDMA networks to GSM/ GPRS/ EDGE networks also leads to increases in equipment costs. In certain markets, we may need additional spectrum. We cannot assure you that additional spectrum will be available on acceptable terms or that we will have sufficient sources of financing.
      Further, reliance on our customer service functions may increase as we upgrade our wireless systems. Our inability to timely and efficiently meet the demands for these services could lead to customer dissatisfaction and decreased retention. We may also experience increased billing and technical support costs as a result of maintaining both TDMA and upgraded networks in our service areas, which would adversely affect our results of operations.

As we dedicate more resources to new GSM/ GPRS/ EDGE voice technology, our TDMA offerings could become less attractive, resulting in a loss of customers and reduced profitability.
      We expect to continue operating our TDMA network for the foreseeable future as customers migrate to GSM/ GPRS/ EDGE technology. Due to our decision to overlay our TDMA network with GSM/ GPRS/ EDGE technology, we may not upgrade our TDMA network with the same robust features as our GSM networks. Furthermore, as we dedicate more spectrum to GSM/ GPRS/ EDGE, our remaining TDMA customers may experience difficulties in using our services. In addition, as we introduce and market GSM/

GPRS/ EDGE service, we may price GSM/ GPRS/ EDGE products and services at more attractive levels than TDMA products and services to encourage our customers to migrate to GSM/ GPRS/ EDGE service. Manufacturers are not expected to produce innovative TDMA handsets with the same multiplicity of features and attractiveness of design as handsets using other technologies. All of these potential developments could drive our TDMA customers to our competitors rather than to our GSM/ GPRS/ EDGE offerings and thereby reduce our market share and profitability.

System failures could result in reduced user traffic and reduced revenue and could harm our reputation.
      Our technical infrastructure (including our network infrastructure for mobile telecommunications services and our internal network infrastructure supporting functions such as billing and customer care) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, earthquakes, terrorism, intentional wrongdoing and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic, higher churn, reduced revenues, and increased costs, and could harm our reputation and have a material adverse effect on our business.

We have committed a substantial amount of capital to upgrade our wireless voice networks to offer advanced data services, but there can be no assurance that widespread demand for these services will develop.
      While demand for our advanced data services is growing, it is currently a small portion of our revenues. Continued growth in wireless data services is dependent on increased development and availability of popular applications and improved availability of handsets and other wireless devices with features, functionality and pricing desired by customers. EDGE is a new technology and a limited number of applications and devices designed to operate on this technology are currently available. If applications and devices are not developed or do not become commercially acceptable, our revenues and competitive position would be materially and adversely affected. We cannot give assurance that there will be widespread demand for advanced wireless data services or that data revenues will constitute a significant portion of our total revenues in the near future, nor can we provide assurance that this demand will develop at a level that will allow us to earn a reasonable return on our investment.

Our choice for the next generation of technology, EDGE, is a new technology and could quickly become obsolete and/or not commercially accepted, which could result in a delay in offering new services.
      New high-speed wireless services are now being offered by wireless carriers in the United States. These services combine the attributes of faster speed, greater data capability, better portability and greater functionality than services provided over existing second-generation networks. We have chosen the EDGE technology to enhance the performance of our network to accommodate these new services. Cingular Wireless and AT&T Wireless also have chosen EDGE, but we believe that there will be multiple, competing technological standards, several options within each standard, vendor-proprietary variations and rapid technological innovation. Other technologies could emerge as preferred data networks for some services and, if those technologies are widely accepted, we may miss the opportunity to offer those services because of our technology choice. There is a risk that EDGE could be inadequate or become obsolete. In addition, EDGE could receive less active support from equipment vendors and/or be less commercially accepted by users, which could be detrimental to our competitive position, financial condition and results of operations.

We face intense competition from other wireless providers.
      The wireless telecommunications industry is highly competitive. The viability of our business will depend upon, among other things, our ability to compete with other providers of wireless telecommunications services, especially on price, reliability, quality of service, availability of voice and data features and customer care. In addition, the pricing of our services may be affected by competition, including the entry of new service providers into our markets. Some of the providers with which we compete have significant infrastructure in place and have been operational for many years with substantial existing subscriber bases, and may have greater capital resources than we do.
      As the FCC continues to allocate spectrum to new entrants, we will face new competitors for both mobile and fixed telecommunications services. We will also compete with resellers of wireless communications services in each of our markets. We expect competition in the wireless telecommunications industry to be dynamic and intense as a result of the entrance of new competition, the development and deployment of new technologies, products and services, changes in consumer preferences and demographic trends. With many of our competitors targeting the same customers, we may not be able to attract and retain customers and grow our customer base.

We may not be able to obtain additional spectrum, which may adversely affect our ability to implement our business plan.
      We also may be required to obtain additional spectrum in our service areas to facilitate upgrades of our existing networks. We may seek to acquire additional spectrum, including through participation as a bidder, or member of a bidding group, in auctions administered by the FCC. We may not be able to acquire any additional spectrum or the additional capital necessary for such acquisition may not be available to us on acceptable terms or at all. If sufficient additional capital is not available to us for any such spectrum acquisition, the amount of funding available to us for our existing business would be reduced. In some of our service areas, additional spectrum may not be available on commercially reasonable terms or at all. The acquisition of additional spectrum also requires approval by the FCC. Failure to obtain addition spectrum may cause delays in our upgrades or result in other network issues, which could have a negative impact on our roaming arrangements.

We may be adversely affected by customer churn and other issues resulting from wireless local number portability.
      Wireless number portability, or WLNP, allows customers to keep their wireless phone number when switching to a different service provider. WLNP was implemented by wireless carriers in the largest 100 MSAs on November 24, 2003, where requested by another carrier. On May 24, 2004, WLNP was implemented by wireless carriers outside the largest 100 MSAs, where requested by another carrier. (Wireline carriers were required to implement number portability both inside and outside the top 100 MSAs where requested by another carrier prior to both of these dates.) We implemented WLNP in all of our markets by the deadline, but portability problems resulting from other carriers’ actions may nevertheless adversely affect us and/or our customers or prospective customers. The FCC has acknowledged that some carriers outside the largest 100 MSAs do not appear to be prepared to port numbers to other carriers. Also, a number of small landline carriers in rural areas have sought suspensions or modifications of the number portability requirement from state public utilities commissions. As a result of all these factors, there may be consumer confusion about the consumer’s ability to transfer a phone number from one carrier to another, and the porting process itself may not go smoothly because of other carriers’ lack of readiness.
      Our customer turnover, or churn, has increased recently which we believe is due in part to the impact of WLNP. We anticipate WLNP will continue to adversely affect our churn rate and may also increase price competition. We may be required to grant promotional credits, subsidize product upgrades, and/or reduce pricing to match competitors’ initiatives and to retain customers, which could adversely impact our operating results.

We may experience a high rate of customer turnover, which would adversely affect our financial performance.
      Due to significant competition in the industry and general economic conditions, among other things, an increase in our churn rate may occur and our future rate of customer turnover may be higher than our historical rate or projections. A high rate of customer turnover adversely affects our competitive position, liquidity, results of operations and costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize a significant portion of the costs of initial purchases of handsets by new customers. Factors that may contribute to higher churn include inability or unwillingness of customers to pay resulting in involuntary deactivations, customer mix and credit class, and, in particular, sub-prime credit class customers, customer credit terms, deposit requirements for sub-prime customers, number of customers receiving services under contracts with terms of a year or greater, attractiveness of competitors’ products, services and pricing, network coverage and performance relative to competitors, customer service, and other competitive factors, including the implementation by the FCC of WLNP. We believe that our recent increase in churn was due in part to wireless number portability and network capacity constraints. We anticipate that number portability will continue to adversely affect churn. We may be required to increase subsidies for product upgrades and/or reduce pricing to match competitors’ initiatives and retain customers, which could adversely impact our revenues, liquidity and profitability.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.
      The wireless telecommunications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

Market prices for wireless service may continue to decline in the future.
      Market prices for wireless services have declined over the last several years and may continue to decline in the future due to increased competition. While we try to maintain or grow our average monthly service revenue per subscriber, or ARPU, we cannot assure you that we will be able to do so. We expect significant competition among wireless providers to continue to drive service and equipment prices lower. This may lead to increasing movement of customers between competitors. If market prices continue to decline it could adversely affect our revenue, which would have a material adverse effect on our financial condition and results of operations.
      The wireless industry is also experiencing significant technological change. Cable companies and other competitive carriers are providing telecommunications services to the home, and of these, some carriers are providing local and long distance voice services using Voice over Internet Protocol, or VoIP. In particular circumstances, these carriers may be able to avoid payment of access charges to local exchange carriers for the use of their networks on long distance calls. Cost savings for these carriers could result in increased competition for telecommunications services for both the wireless and wireline industry.
      As a result of these changes, the future prospects of the wireless and wireline industry and the success of our services remain uncertain.

We may not be able to successfully integrate acquired or exchanged properties, which could have an adverse effect on our financial results.
      We seek to improve our networks and service areas through selective acquisitions of other providers’ properties and other assets, and we may exchange our properties or assets for those properties and assets. We will be required to integrate into our operations any properties we acquire, which may have billing systems, customer care systems, and other operational characteristics that differ significantly from those of our networks. If we are unsuccessful in integrating such acquisitions or exchanges, our results of operations may be harmed.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we may not be able to obtain sufficient quantities of the products and services we require to operate our businesses successfully.
      We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, subscriber growth and operating results of our operating companies could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one of a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Nortel and Ericsson. In the event it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms on a timely basis, or at all.

We depend on third-party service marks to market our products and services. The loss of the right to use these service marks or the diminished marketing appeal of these service marks could adversely affect our business.
      We use the registered service mark CELLULARONE® for most of our services. We have agreements with Cellular One Group that govern our use of the CELLULARONE® service mark. Under these agreements, we must meet specified operating and service quality standards for our systems. If the owner of this service mark terminates our license agreements because we fail to meet the applicable operating or service quality standards or for any other reason permitted under our agreements with the owner, or if the name CELLULARONE® were to suffer diminished marketing appeal, or if we are unable to renew these agreements, our ability to attract new subscribers and to retain existing subscribers in the applicable markets could be materially impaired.

We depend in large part on the efforts of our key personnel. The loss of our key personnel in a competitive employment environment could affect our growth and future success.
      Our future success depends in large part on the continued employment of our key employees. In August 2004, our Chief Operating Officer stepped down, and on an interim basis, Everett Dobson, our Chairman, assumed those duties, in addition to serving as our Chief Executive Officer and President. After completing an executive search, our Board of Directors hired Stephen P. Dussek as our Chief Executive Officer and President on April 11, 2005.
      There is intense competition for qualified personnel in our industry, and the limited availability of qualified individuals could become an issue of increasing concern in the future. Our financial condition depends upon qualified personnel successfully implementing our business plan. If we lose any of our key employees, our business could be adversely affected.

Our operations are subject to governmental regulation that could have an adverse effect on our business.
      The telecommunications industry is subject to federal, state and other regulations that are continually evolving. The FCC and state regulatory agencies continue to issue rules implementing the requirements of the Telecommunications Act of 1996, or the 1996 Act, as well as in furtherance of other regulatory objectives. We are subject to siting regulations which could materially affect our ability to build new cell sites and expand our coverage.
      As new telecommunications laws and regulations are issued, we may be required to modify our business plans or operations. We cannot assure you that we can do so in a cost-effective manner. In addition, the failure by us to comply with applicable governmental regulations could result in the loss of our licenses or the assessment of penalties or fines or otherwise have a material adverse effect on our results of operations. For a more detailed description of the regulatory framework we operate in, see “Business — Regulation.”

      Further, federal or state governments could make regulations or take other actions that might have a material adverse effect on our business. The changes could materially and adversely affect our business prospects and operating results.

The loss of any of our licenses could adversely affect our ability to provide wireless service.
      In the United States, cellular, personal communications services and microwave licenses are valid for ten years from the effective date of the license. Licensees may renew their licenses for additional ten-year periods by filing a renewal application with the FCC. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates. Although to date the FCC has renewed each of our licenses for which a renewal application was required for a new ten-year term, the FCC may deny our license renewal applications for cause after appropriate notice and hearing. Denial of any renewal application could adversely affect our ability to continue to provide service in that license area.

We are subject to additional regulatory risks that could adversely affect our business.
      We are subject to siting and zoning regulation that could materially affect our ability to build new cell sites and expand our coverage. In addition, all telecommunications service providers are obligated to contribute to the federal Universal Service Fund in accordance with a formula presently based upon a percentage of interstate revenue. The contribution formula may change in ways that would materially adversely affect us. Universal Service Funds are used, among other things, to provide local telephone service to individuals or families qualifying for federal assistance or households in remote areas. Many states, including those we operate in, are implementing local universal service programs that would require carriers to contribute additional funds.

Concerns that the use of wireless handsets may pose health and safety risks may discourage the use of our wireless handsets. In addition, the costs relating to compliance with safety requirements and potential litigation could have a material adverse effect on our business, financial condition and results of operations.
      Media reports have suggested and lawsuits have been filed against wireless service providers, including us, and equipment manufacturers alleging that radio frequency emissions from wireless handsets may be linked with health risks, including cancer, and interference with various electronic medical devices, including hearing aids and pacemakers. To the extent we are named in any such litigation, we will be forced to defend ourselves. If we do not prevail in such litigation, or are forced to pay damages, we could experience a material adverse effect on our business, financial condition or result of operations.
      Due to our size, we are unable to influence the design and manufacturing of wireless equipment. Concerns over radio frequency emissions may discourage the use of wireless communications devices, which could adversely affect our business. In addition, the FCC requires that certain transmitters, including mobile and portable transmitting devices used in wireless handsets, meet specific radio frequency exposure standards. Compliance with any new restrictions could materially increase our costs.
      Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services. In addition, it may discourage use of our wireless devices and decrease our revenues from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards, adverse publicity and further government regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

We are subject to environmental regulation and environmental compliance expenditures and liabilities.
      Our business is subject to many environmental laws and regulations, particularly with respect to owned or leased real property underlying our tower sites. Compliance with these laws and regulations is a factor in our business. We have incurred and expect to continue to incur expenditures to comply with applicable environmental laws and regulations. Moreover, some or all of the environmental laws and regulations to which we are subject could become more stringent or more stringently enforced in the future. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.
      In addition to operational standards, environmental laws also impose obligations to clean up contaminated properties or to pay for the cost of such remediation. We could become liable, either contractually or by operation of law, for such remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Based on the environmental site assessments conducted for owned or leased sites, we are not aware of any existing conditions that are likely to result in material costs or liabilities to us. However, there can be no assurance that such conditions do not exist or that all potential instances of soil or groundwater contamination have been identified, even where site assessments have been conducted. Moreover, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to material remediation costs.

We are controlled by Dobson CC Limited Partnership through its ownership of our Class B common stock.
      Dobson CC Limited Partnership, or DCCLP, owns shares of our common stock representing approximately 62% of the total voting power of our outstanding common stock. Under the federal securities laws, we are deemed to be controlled by Everett R. Dobson and Stephen T. Dobson. DCCLP will be able to control the election of a majority of the members of our board of directors and the vote on substantially all other matters, including significant corporate transactions such as the approval of a merger or other transactions involving a sale of us.
      The interests of DCCLP may conflict with your interest as a holder of our Class A common stock. DCCLP may take action it believes will benefit its equity investment in us even though such actions might not be in your best interests as a holder of our Class A common stock.

USE OF PROCEEDS
      We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange the original notes of like principal amount, the terms of which are identical in all material respects to the new notes. The original notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer.
      The net proceeds of the sale of the original notes on November 8, 2004 (after deducting estimated expenses and discounts to the initial purchasers) were approximately $809.0 million. We used the net proceeds of the offering to repay all amounts outstanding under Dobson Cellular’s senior secured credit facility, which had an outstanding balance of $599.5 million at October 15, 2004, to repay a portion of the intercompany subordinated notes due to Dobson Communications which used the proceeds from such repayment to repurchase a portion of Dobson Communications’ outstanding debt securities in privately negotiated transactions and for general corporate purposes, including for working capital and our acquistion of the Michigan wireless assets of RFB Cellular, Inc., or RFB.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth certain historical consolidated financial and other data with respect to each of the five years in the period ended December 31, 2004. The historical consolidated financial data has been derived from our audited consolidated financial statements. The historical consolidated financial data should be read in conjunction with the Management’s Discussion and Analysis of Financial Condition and Results of Operations and our audited consolidated financial statements and the related notes thereto included in the Financial Statements and Supplementary Data.

	Year Ended December 31,

	2004	2003(1)	2002	2001	2000

	($ In thousands except per share data)
Statement of Operations Data:
Total operating revenue	$1,023,482	$735,754	$516,770	$487,374	$378,140
Operating expenses:
Cost of service (exclusive of depreciation and amortization items shown separately below)	255,308	173,436	138,240	138,565	91,647
Cost of equipment	108,968	56,612	40,331	43,917	40,144
Marketing and selling	128,691	79,547	61,581	62,089	55,370
General and administrative	179,525	106,108	66,473	60,508	52,219
Depreciation and amortization	192,818	119,424	75,181	155,724	132,152

Total operating expenses	865,310	535,127	381,806	460,803	371,532

Operating income	158,172	200,627	134,964	26,571	6,608
Interest expense	(219,658)	(138,148)	(108,331)	(129,154)	(122,823)
Gain (loss) from extinguishment of debt	40,401	(52,277)	2,202	—	(32,882)
Gain (loss) from redemption and repurchases of mandatorily redeemable preferred stock	6,478	(26,777)	—	—	—
Dividends on mandatorily redeemable preferred stock	(32,075)	(30,568)	—	—	—
Other income (expense), net	3,121	3,829	(1,636)	11,243	9,078
Minority interests in income of subsidiaries(2)	(4,867)	(6,541)	(6,521)	(5,517)	(3,903)
Loss from investment in joint venture	—	—	(184,381)	(69,181)	(50,293)
Income tax (expense) benefit	(3,635)	(845)	52,177	36,644	54,422

Loss from continuing operations	(52,063)	(50,700)	(111,526)	(129,394)	(139,793)
Discontinued operations:
Income (loss) from discontinued operations, net of income taxes	443	11,945	24,454	1,820	(5,718)
(Loss) income from discontinued operations from investment in joint venture	—	—	(327)	(720)	671
Gain from sale of discontinued operations, net of income taxes	—	14,786	88,315	—	—
Gain from sale of discontinued operations from investment in joint venture	—	—	6,736	—	—
Cumulative effect of change in accounting principle, net of income taxes	—	—	(33,294)	—	—
Cumulative effect of change in accounting principle from investment in joint venture	—	—	(140,820)	—	—

Net loss	(51,620)	(23,969)	(166,462)	(128,294)	(144,840)
Dividends on preferred stock	(8,178)	(43,300)	(94,451)	(86,325)	(126,686)
Gain on redemption and repurchase of preferred stock	—	218,310	67,837	—	—

Net (loss) income applicable to common stockholders	$(59,798)	$151,041	$(193,076)	$(214,619)	$(271,526)

	Year Ended December 31,

	2004	2003(1)	2002	2001	2000

	($ In thousands except per share data)
Basic net (loss) income applicable to common stockholders per common share:
Continuing operations	$(0.39)	$(0.48)	$(1.23)	$(1.38)	$(1.56)
Discontinued operations	—	0.25	1.31	0.02	(0.06)
Change in accounting principle	—	—	(1.92)	—	—
Dividends on and repurchases of preferred stock	(0.06)	1.65	(0.29)	(0.92)	(1.42)

Basic net (loss) income applicable to common stockholders per common share	$(0.45)	$1.42	$(2.13)	$(2.28)	$(3.04)

Basic weighted average common shares outstanding	133,784,752	106,291,582	90,671,688	93,969,310	89,417,829

Diluted net (loss) income applicable to common stockholders per common share:
Continuing operations	$(0.39)	$(0.46)	$(1.23)	$(1.38)	$(1.56)
Discontinued operations	—	0.24	1.31	0.02	(0.06)
Change in accounting principle	—	—	(1.92)	—	—
Dividends on and repurchases of preferred stock	(0.06)	1.60	(0.29)	(0.92)	(1.42)

Diluted net (loss) income applicable to common stockholders per common share	$(0.45)	$1.38	$(2.13)	$(2.28)	$(3.04)

Diluted weighted average common shares outstanding	133,784,752	109,676,631	90,671,688	93,969,310	89,417,829

	December 31,

	2004	2003	2002	2001	2000

	($ In thousands)
Balance Sheet Data:
Cash and cash equivalents	$139,884	$151,539	$175,003	$119,103	$141,922
Marketable securities	39,000	56,700	117,050	40,850	—
Restricted cash and investments	10,350	15,515	14,196	—	26,154
Property, plant and equipment, net	533,744	536,634	251,780	246,505	227,671
Intangible assets	2,537,361	2,508,551	1,056,603	1,132,762	1,234,181
Total assets	3,397,752	3,478,940	1,960,487	2,559,155	2,619,729
Total credit facilities and notes payable	2,456,138	2,415,184	1,273,140	1,620,881	1,690,076
Mandatorily redeemable preferred stock(3)	236,094	253,260	558,344	581,943	508,331
Other preferred stock	122,536	122,536	200,000	200,000	—
Stockholders’ equity (deficit)	55,068	113,545	(343,072)	(157,000)	100,107
Other Financial Data:
Capital expenditures, excluding cost of acquisitions	$142,049	$163,921	$72,878	$82,767	$101,870

(Footnotes to Statement of Operations Data and Balance Sheet Data)

(1)	Includes the results of American Cellular on a consolidated basis from August 19, 2003, the date on which we acquired 100% of the outstanding stock of American Cellular. Prior to that time, we owned 50% of American Cellular and accounted for our interest in American Cellular under the equity method. As a result, American Cellular’s results for periods prior to 2003 are reflected in loss from investment in joint venture.

(2)	Reflects minority interests in partnerships in which we own the majority interests.

(3)	Mandatorily redeemable preferred stock is shown net of any discounts or deferred financing costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The following discussion and analysis presents our historic consolidated financial position and results of operations, as previously reported in our Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission. Each financial and business analysis should be read in conjunction with our consolidated financial statements and the notes thereto, as well as our unaudited pro forma consolidated financial data and the notes thereto, included elsewhere in this prospectus.
OVERVIEW
      We are one of the largest providers of rural and suburban wireless communications systems in the United States. We began providing wireless telephone services in 1990 in Oklahoma and the Texas Panhandle. We have expanded our wireless operations with an acquisition strategy targeting underserved rural and suburban areas, which we believe have a significant number of potential customers with substantial needs for wireless communications.
      On August 19, 2003, American Cellular became our wholly owned indirect subsidiary, as discussed further in Note 4, “Business Combinations,” to our consolidated financial statements included in the index to consolidated financial statements of this prospectus. In addition, on October 23, 2003, we merged our indirect, wholly owned subsidiaries, Dobson/ Sygnet Communications Company, Sygnet Wireless, Inc., and Sygnet Communications, Inc. with and into our wholly owned subsidiary, Dobson Cellular. As a result of these mergers, and the acquisition and restructuring of American Cellular, our operations are encompassed in our two primary subsidiaries, Dobson Cellular and American Cellular. American Cellular does not guarantee any debt or other obligations of Dobson Cellular or us, and Dobson Cellular and we do not guarantee any debt or other obligations of American Cellular.
      American Cellular is required to file with the Securities and Exchange Commission an Annual Report on Form 10-K for the year ended December 31, 2004. While we provide you with much of American Cellular’s financial and operational information, we refer you to American Cellular’s Annual Report for American Cellular’s financial and operational results.
CRITICAL ACCOUNTING POLICIES AND PRACTICES
      We prepare our consolidated financial statements in accordance with general accepted accounting principles, or GAAP. We believe it is necessary for an understanding of our significant accounting policies to read the information below in conjunction with Note 2, “Significant Accounting Policies,” to our consolidated financial statements included elsewhere in this prospectus. These other significant accounting policies are important to develop an understanding of our consolidated financial statements. Policies related to revenue recognition, financial instruments and business combinations require judgments on complex matters that are often subject to multiple sources of authoritative guidance.
      In preparing our consolidated financial statements, it is necessary that we use estimates and assumptions for matters that are inherently uncertain. We base our estimates on historical experiences and reasonable assumptions. Our use of estimates and assumptions affects the reported amounts of assets, liabilities, and the amount and timing of revenues and expenses we recognize for and during the reporting period. Actual results may differ from estimates. The estimates and assumptions that are the most difficult to determine and require the most subjective decisions, are described below.

Property, plant and equipment and other definite life assets
      We depreciate our property, plant and equipment and amortize our customer lists and certain other identifiable intangible assets over their useful lives. These useful lives are based on our estimates of the period that the assets will generate revenue. The factors used to determine these estimates include technological advances, obsolescence, expected migration to newer transmission standards and services, regulatory requirements and the churn rate of our customers.

      Also, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires us to review the carrying value of our long-lived assets and certain identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Judgment must be exercised in determining when such an event or change in circumstances has occurred. If such a circumstance were deemed to exist, the carrying value of the asset would be compared to the expected undiscounted future cash flows generated by the asset. We also must use judgment in determining expected future cash flows. In particular, if customers decreased, our churn rate increased, customer or roaming revenue decreased, or costs to provide service increased, the likelihood of impairment increases.
      As a result of technological advances, which led to our recent upgrade to GSM/ GPRS/ EDGE technology during 2004, we recently reassessed the useful lives and carrying values of our TDMA network assets. While no impairment was noted, this assessment did result in the reduction of our useful lives for these TDMA network assets. This reduction in the useful lives will result in an annual increase in depreciation expense totaling $6.6 million through 2007.

Goodwill and Wireless license acquisition costs
      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we continually assess the useful lives of our intangible assets. A significant portion of our intangible assets are classified as “Wireless license acquisition costs,” which represents our costs associated with acquiring our FCC licenses. These licenses allow us to provide wireless services by giving us the exclusive right to utilize certain radio frequency spectrum. Although the FCC licenses are issued for only a fixed time, generally ten years, these licenses are renewed by the FCC on a routine basis and for a nominal fee. In addition, we have determined that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these FCC licenses. As a result, our wireless license acquisition costs are treated as indefinite life intangible assets. Therefore, upon implementing SFAS No. 142 in its entirety, we ceased the amortization of both goodwill and wireless license acquisition costs and now test for impairment of goodwill and wireless license acquisition costs at least annually and only adjust the carrying amount of these intangible assets upon an impairment of the goodwill or wireless license acquisition costs. Using judgment, we must also determine on an annual basis whether facts and circumstances continue to support an indefinite useful life.
      To complete this evaluation for our wireless license acquisition costs, we compare the carrying amount of our wireless license acquisition costs to the fair value of those assets. We determine the fair value of our wireless license acquisition costs based on their expected future discounted cash flows. We also determine the value of the wireless license acquisition costs based upon a “start-up” basis that separates the value of our customer contracts and other intangible assets from the pure underlying wireless license. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. For purposes of this comparison, it is our policy to aggregate all of our wireless license acquisition costs. For goodwill, there is a two-step approach for assessing impairment. The first step requires us to compare the fair value of our enterprise to our carrying value, including goodwill. If our carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of our enterprise goodwill with the carrying amount of our goodwill. To calculate the implied fair value of goodwill we perform a hypothetical purchase price allocation to determine the fair value of all of our assets, with the implied goodwill amount being the difference between the enterprise fair value and the aggregate of the identified asset fair values. If the carrying amount exceeds the implied fair value, an impairment loss is recognized for the difference. The critical factors used in the determination of fair values of the enterprise and of the identifiable intangible assets include the discount rate, our cost of capital, cash flow multiples, expansion and infrastructure costs, other carriers’ multiples, expected customer growth rates, churn factors, service upgrade trends, and operating cost trends. Therefore, determining fair values and expected future discounted cash flows involves significant judgment on our part. In particular, if customers decreased, our churn rate increased, customer or roaming revenue decreased, or costs to provide service increased, the likelihood of impairment would increase.
      The fair value of an asset or an enterprise is the price at which the asset or enterprise could be exchanged in a current transaction between knowledgeable, unrelated willing parties. Therefore, market prices from active markets are the best measure and are used when available. If there is not an available active market, the measurement is based on the best information available, including similar transactions, acquisition cost per customer or area population, and expected discounted future cash flows.
ACQUISITIONS AND DISCONTINUED OPERATIONS
      We continually seek opportunities to acquire attractive wireless markets as part of our overall business strategy. The following are the most recent transactions.

Acquisition of Michigan 2 and 4 RSAs
      On December 29, 2004, we completed the acquisition of the Michigan wireless assets of RFB Cellular, Inc., or RFB, and certain affiliates for $29.3 million. We purchased these assets in an auction conducted under Sections 363 and 365 of the U.S. bankruptcy code. Upon closing, we obtained control over most of these assets and began operation of them; however, assignment of certain spectrum licenses requires FCC approval, for which we have applied. Therefore, we have entered into a long-term spectrum management lease that allows us to lease the RFB spectrum pending the FCC’s decision.
      We provide service in most of the northern part of Michigan, including the Upper Peninsula. The RFB acquisition allows us to expand our service area to cover the entire northern part of the state, and allows us to market our service under the CELLULARONE® brand throughout that market. RFB operates both Code Division Multiple Access, or CDMA, and analog technologies on 850 MHz cellular licenses in these markets. We have deployed GSM/ GPRS/ EDGE technology over half of RFB’s existing footprint, and intend to have it fully completed by June 2005.

Acquisition of NPI
      On June 15, 2004, we acquired certain assets of NPI for approximately $29.5 million. These assets include PCS licenses and a GSM/ GPRS/ EDGE network covering areas in northern Michigan.
      As a result of the completion of this transaction, our consolidated financial statements only include the operating results from NPI beginning June 15, 2004.

Maryland/ Michigan Swap
      On February 17, 2004, we transferred our Maryland 2 RSA wireless property in exchange for Cingular Wireless’ Michigan 5 RSA wireless property, $22.0 million in cash and its one-percent ownership interests in Texas 2 RSA and Oklahoma 5 and 7 RSAs. We are the majority owner of these three markets. As a result of a definitive agreement that was entered into prior to December 31, 2003 and closed on February 17, 2004, we have reclassified our historical consolidated financial statements to reflect the operations of our Maryland 2 RSA property as discontinued operations.
      As a result of the completion of this transaction, our consolidated financial statements only include the operating results from Michigan 5 RSA beginning February 17, 2004.

California/ Alaska Swap
      On June 17, 2003, we transferred our two remaining wireless properties in California to AT&T Wireless in exchange for its two wireless properties in Alaska, and all of the outstanding shares of Series AA preferred stock of Dobson Communications that it previously held, which we then cancelled. We have reclassified our historical consolidated financial statements to reflect the operations of our California properties as discontinued operations.
      As a result of the completion of this transaction, our consolidated financial statements only include the operating results from the two wireless properties in Alaska beginning June 17, 2003.

Verizon Sales
      On February 8, 2002, we sold three of our wireless properties to Verizon Wireless for a total purchase price of $263.0 million. These properties included California 7 RSA, Ohio 2 RSA and Georgia 1 RSA. On February 28, 2002, we sold our 75% ownership interest in Arizona 5 RSA to Verizon Wireless for a total purchase price of $85.0 million. On February 8, 2002, American Cellular sold Tennessee 4 RSA to Verizon Wireless for a total purchase price of $202.0 million. As a result of these sales, the results of operations, assets and liabilities of these markets during the periods presented are included as discontinued operations in our consolidated financial statements. American Cellular and we used the proceeds from the sale of these properties primarily to reduce bank debt under our respective credit facilities.
RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
      The following table summarizes our key operating data for the periods indicated:

	Year Ended December 31,

	2004	2003	2002

Market population(1)	11,757,400	10,620,900	5,240,800
Ending subscribers	1,609,300	1,552,100	666,500
Market penetration(2)	13.7%	14.6%	12.7%
Gross subscriber additions	440,500	298,900	231,200
Average subscribers	1,585,000	1,028,000	631,300
Average monthly service revenue per subscriber(3)	$40.57	$41.01	$42.65
Average monthly post-paid churn(4)	2.0%	1.7%	1.9%

(1)	Represents the population in our licensed areas for the period indicated. The 2004 results are based upon the 2003 population estimates provided by MapInfo Corporation, a location software company, and the 2003 and 2002 results are based upon the Claritas 2000 Bureau of Census results, adjusted to exclude those portions of our RSAs and MSAs not covered by our licenses.

(2)	Market penetration is calculated by dividing ending subscribers by market population.

(3)	Average monthly service revenue per subscriber is calculated by dividing service revenue by average subscribers and dividing by the number of months in the period. We exclude roaming revenue from this calculation, since roaming revenue is not derived from our subscribers.

(4)	Average monthly post-paid churn represents the percentage of the post-paid subscribers that deactivate service each month. The calculation divides the total post-paid deactivations during the period by the average post-paid subscribers for the period.

Basis of Presentation
      To provide a more comparable basis of our Management’s Discussion and Analysis, we have presented our historical results of operations from continuing operations for the periods indicated, along with our results from newly acquired markets. For the purpose of this Management’s Discussion and Analysis, results from newly acquired markets refer to our results of operations of our recent acquisitions. Our recent acquisitions include the two Alaska properties from June 15, 2003, American Cellular from August 19, 2003, the Michigan 5 RSA property from February 17, 2004, the NPI markets from June 15, 2004 and the RFB markets from December 29, 2004. The following table sets forth the components of our results of operations for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31, 2004			Year Ended December 31, 2003
							Year Ended	Percentage Change
		Results	Results		Results	Results	December 31,	in Non-Acquisition
		from Newly	from Non-		from Newly	from Non-	2002	Markets
		Acquired	Acquisition		Acquired	Acquisition
	Historical	Markets	Markets	Historical	Markets	Markets	Historical	‘04 vs. ‘03	‘03 vs. ‘02

					($ In thousands)
Operating Revenue:
Service revenue	$771,610	$422,425	$349,185	$505,860	$163,853	$342,007	$323,116	2.1%	5.8%
Roaming revenue	208,154	100,210	107,944	201,199	44,640	156,559	176,150	(31.1)%	(11.1)%
Equipment and other revenue	43,718	24,203	19,515	28,695	7,857	20,838	17,504	(6.3)%	19.0%

Total operating revenue	1,023,482	546,838	476,644	735,754	216,350	519,404	516,770	(8.2)%	0.5%

Operating Expenses:
Cost of service (exclusive of depreciation and amortization shown separately below)	255,308	130,384	124,924	173,436	50,426	123,010	138,240	1.6%	(11.0)%
Cost of equipment	108,968	56,588	52,380	56,612	16,966	39,646	40,331	32.1%	(1.7)%
Marketing and selling	128,691	67,364	61,327	79,547	24,451	55,096	61,581	11.3%	(10.5)%
General and administrative	179,525	105,352	74,173	106,108	38,693	67,415	66,473	10.0%	1.4%
Depreciation and amortization	192,818	96,707	96,111	119,424	32,846	86,578	75,181	11.0%	15.2%

Total operating expenses	865,310	456,395	408,915	535,127	163,382	371,745	381,806	10.0%	(2.6)%

Operating income	158,172	90,443	67,729	200,627	52,968	147,659	134,964	(54.1)%	9.4%

Interest expense	(219,658)	(94,797)	(124,861)	(138,148)	(37,775)	(100,373)	(108,331)	24.4%	(7.3)%
Gain (loss) from extinguishment of debt	40,401	—	40,401	(52,277)	—	(52,277)	2,202	*	*
Gain (loss) on redemption and repurchases of mandatorily redeemable preferred stock	6,478	—	6,478	(26,777)	—	(26,777)	—	*	*
Dividends on mandatorily redeemable preferred stock	(32,075)	—	(32,075)	(30,568)	—	(30,568)	—	*	*
Other income (expense), net	3,121	(6,260)	9,381	3,829	(730)	4,559	(1,636)	*	*
Minority interest in income of subsidiaries	(4,867)	—	(4,867)	(6,541)	—	(6,541)	(6,521)	(25.6)%	0.3%
Loss from investment in joint venture	—	—	—	—	—	—	(184,381)	*	*
Income tax (expense) benefit	(3,635)	1,462	(5,097)	(845)	(5,496)	4,651	52,177	*	*

(Loss) income from continuing operations	$(52,063)	$(9,152)	$(42,911)	$(50,700)	$8,967	$(59,667)	$(111,526)	*	*

*	Calculation is not meaningful.

Subscribers
      Our subscriber base comprises three types of subscribers: post-paid, reseller and pre-paid. At December 31, 2004, post-paid subscribers accounted for 91.0% of our subscriber base. These subscribers pay a monthly access fee for a wireless service plan that generally includes a fixed amount of minutes and certain service features. In addition to the monthly access fee, these subscribers are typically billed in arrears for long-distance charges, roaming charges and rate plan overages. Our reseller subscribers are similar to our post-paid subscribers in that they pay monthly fees to utilize our network and services. However, these subscribers are billed by a third party, which we refer to as a reseller, who has effectively resold our service to the end user, which we refer to as a subscriber. We in turn bill the reseller for the monthly usage of the subscriber. At December 31, 2004, the reseller base accounted for 6.1% of our total subscriber base. Our pre-paid subscribers, which at December 31, 2004 accounted for 2.9% of our subscriber base, are subscribers that pre-pay for an agreed upon amount of usage.
      During 2003, we experienced a decline in our gross subscriber additions as a result of increased competition attributable to an accelerating pace of improvements in quality of digital technology, and increased products offered to the consumer. Many of our competitors already market enhanced data services, such as single carrier radio transmission technology, or 1XRTT. We recently deployed GSM/ GPRS/ EDGE in our networks causing our decline in gross additions to level off. We expect this to continue and could see our gross subscriber additions increase during 2005 as a result of these new services that are available with GSM/ GPRS/ EDGE. Total gross subscriber additions included 241,900 from our newly acquired markets for the year ended December 31, 2004, and 100,400 from our newly acquired markets for year ended December 31, 2003. Therefore, total gross subscriber additions from our non-acquisition markets were 198,600 for the year ended December 31, 2004, compared to 198,500 for the year ended December 31, 2003 and 231,200 for the year ended December 31, 2002.

Operating Revenue
      Our operating revenue consists of service revenue, roaming revenue and equipment and other revenue.

Service revenue
      We derive service revenue by providing wireless services to our subscribers. The wireless industry has experienced declining average revenue per minute as competition among wireless service providers has led to reductions in rates for airtime. Prior to 2003, these declines had generally been offset by significant increases in average minutes-of-use per subscriber. Beginning in 2003 and continuing through the first half of 2004, the decline in revenue per minute had not been completely offset by increases in average minutes-of-use and our average monthly service revenue per subscriber decreased as a result. However, during the last half of 2004, we experienced growth in our average monthly service revenue per subscriber and we believe there is a continued opportunity in 2005 for our average monthly service revenue per subscriber to continue to increase from current levels primarily due to additional voice and data services available as a result of our GSM/ GPRS/ EDGE technology.
      For the year ended December 31, 2004, our historical service revenue increased compared to the years ended December 31, 2003 and 2002. This increase in our service revenue was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, and 2003 to 2002, the remaining increase in service revenue resulted from an increase in customers, offset by a decline in average monthly service revenue per subscriber. Our average subscriber base in our non-acquisition markets was 711,500 for the year ended December 31, 2004, 689,200 for the year ended December 31, 2003, and 632,900 for the year ended December 31, 2002.

Roaming revenue
      We derive roaming revenue by providing service to subscribers of other wireless providers when those subscribers “roam” into our markets and use our systems to carry their calls. Roaming revenue has traditionally had higher margins than revenue from our subscribers. We achieve these higher margins because we incur relatively lower incremental costs related to billing, customer service and collections in servicing roaming customers as compared to our home subscribers. However, our roaming margins have been declining due to increased market pressures and competition among wireless providers resulting in reduced roaming rates. Our roaming yield (roaming revenue, which includes airtime, toll charges and surcharges, divided by roaming minutes-of-use) was $0.14 for the year ended December 31, 2004, $0.20 for the year ended December 31, 2003 and $0.25 for the year ended December 31, 2002. We expect our roaming yield to continue to decline, but at a lesser rate, during 2005. Even though our significant roaming contracts have provided for decreasing rates over time, we believe these roaming contracts are beneficial because they secure existing traffic and provide opportunity for a continuing increase in traffic volumes. Roaming revenue tends to be impacted by seasonality. Historically, we have experienced higher roaming minutes-of-use and related roaming revenue during the second and third quarters of each year, as users tend to travel more and, therefore, use their wireless phones more, during the spring and summer months.
      For the year ended December 31, 2004, our historical roaming revenue increased compared to the years ended December 31, 2003 and 2002. However, before giving effect to the newly acquired markets, our roaming revenue decreased. When comparing 2004 to 2003, this decrease was a result of a 31.8% decline in our roaming revenue per minute-of-use in our non-acquisition markets as contractual rates decreased during 2004 and 2003, offset by a slight increase in roaming minutes in our non-acquisition markets. When comparing 2003 to 2002, this decrease was a result of a 22.7% decline in our roaming revenue per minute-of-use in our non-acquisition markets as contractual rates decreased during 2003, offset by a 15.0% increase in roaming minutes in our non-acquisition markets due to expanded coverage areas and increased usage.

Equipment and other revenue
      Equipment revenue is revenue from selling wireless equipment to our subscribers. Equipment revenue is recognized when the equipment is delivered to the customer. Other revenue is primarily rental income from the lease of space on company-owned towers and, prior to 2004, from amounts charged to our previously unconsolidated affiliates.
      For the year ended December 31, 2004, our historical equipment and other revenue increased compared to the years ended December 31, 2003 and 2002. However, when comparing 2004 to 2003, before giving effect to the newly acquired markets, our equipment and other revenue decreased. This decrease in revenue was primarily due to the elimination of amounts charged to our previously unconsolidated affiliates for the use of shared assets, offset by an increase the number of customers upgrading to new rate plans and purchasing new handsets and an increase in rental income. Many of these customers are upgrading to our new GSM/ GPRS/ EDGE rate plans. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our equipment and other revenue increased. This is due to increases in amounts previously charged to our unconsolidated affiliates for the use of shared assets.

Operating Expenses
      Our primary operating expense categories include cost of service, cost of equipment, marketing and selling costs, general and administrative costs and depreciation and amortization.

Cost of service
      Our cost of service consists primarily of costs to operate and maintain our facilities utilized in providing service to customers and amounts paid to third-party wireless providers for providing service to our subscribers when our subscribers roam into their markets, referred to as “roaming” costs. Consistent with the trend of declining roaming revenue per minute, our roaming expense per minute has declined as well as a result of a decrease in rates charged by third-party providers. While future rates charged by third party providers may continue to decrease, we expect the growth in our minute-of-use to grow at a faster rate, due to more usage and the continued build-out of our wireless network. Therefore, we expect our roaming costs to continue to increase in future periods. In addition, as a result of the sell and lease back of certain of our towers announced in March 2005, we expect our total cost of service to increase in future periods.

      The following table sets forth the historical results of the components of our cost of service for the periods indicated:

	Year Ended December 31,

	2004		2003		2002

	Amount	Percentage	Amount	Percentage	Amount	Percentage

			($ In thousands)
Network costs	$170,181	66.7%	$106,394	61.3%	$78,233	56.6%
Roaming costs	85,127	33.3%	67,042	38.7%	60,007	43.4%

Total cost of service	$255,308	100.0%	$173,436	100.0%	$138,240	100.0%

      For the year ended December 31, 2004, our historical network costs, which are the costs we incur in operating our wireless network and providing service to our customers, increased, compared to the years ended December 31, 2003 and 2002. This increase in our network costs was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, before giving effect to the newly acquired markets, our network costs increased $8.5 million. This increase is a result of adding new circuits and cell sites related to our new GSM/ GPRS/ EDGE network, as well as adding new costs for providing a higher level of phone features, such as handset insurance and ring tones. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our network costs declined $3.1 million. This is primarily a result of credits received from certain of our network service providers and renegotiated lower local access rates charged to us by third-party providers for use of local access across the network.
      For the year ended December 31, 2004, our historical roaming costs increased compared to the years ended December 31, 2003 and 2002. When comparing 2004 to 2003, before giving effect to the newly acquired markets, our roaming costs declined $6.6 million. This decline is primarily a result of a 22.5% decrease in roaming costs per minute-of-use in our non-acquisition markets as contractual rates decreased during 2004, offset by an 11.3% increase in the minutes used by our customers on third-party wireless providers’ networks. When comparing 2003 to 2002, before giving effect to the newly acquired markets, roaming costs declined $12.1 million. This was primarily a result of a decline of 25.9% in rates charged by those providers resulting from new lower rate agreements, offset by an increase of 7.8% in the minutes used by our customers on third-party wireless providers’ networks, in our non-acquisition markets.

Cost of equipment
      Our cost of equipment represents the costs associated with wireless equipment and accessories sold to customers. Cost of equipment is impacted by the volume of equipment transactions. The volume of equipment transactions is impacted by gross subscriber additions and customer upgrades. We, like other wireless providers, have continued to use discounts on phone equipment and have continued to offer free phone promotions. As a result, we have incurred, and expect to continue to incur, losses on equipment sales. While we expect to continue these discounts and promotions, we believe that these promotions will result in increased service revenue from an increase in the number of wireless subscribers and from higher-priced rate plans. With the continued migration of our customer base to GSM/ GPRS/ EDGE rate plans and the continued increases in the cost of handsets, we would expect our cost of equipment to continue to increase during 2005.
      For the year ended December 31, 2004, our historical cost of equipment increased compared to the years ended December 31, 2003 and 2002. This increase in our cost of equipment was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, the remaining increase in cost of equipment is due to an increase in the average cost of handsets sold to customers and an increase in the number of customers upgrading to new rate plans and purchasing new handsets. Many of these customers are upgrading to our new GSM/ GPRS/ EDGE rate plans. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our cost of equipment decreased. This is primarily a result of a decrease in gross subscriber additions in our non-acquisition markets.

Marketing and selling costs
      Our marketing and selling costs include advertising, compensation paid to sales personnel and independent agents and all other costs to market and sell wireless products and services. We pay commissions to sales personnel and independent dealers for new business generated.
      For the year ended December 31, 2004, our historical marketing and selling costs increased compared to the years ended December 31, 2003 and 2002. This increase in our marketing and selling costs was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, the remaining increase was due to increased spending on advertising to launch our new GSM/ GPRS/ EDGE rate plans. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our marketing and selling costs decreased. This was primarily a result of the decrease in gross subscriber additions in our non-acquisition markets.

General and administrative costs
      Our general and administrative costs include all infrastructure costs, including costs for customer support, billing, collections and corporate administration.
      For the year ended December 31, 2004, our historical general and administrative costs increased compared to the years ended December 31, 2003 and 2002. This increase in our general and administrative costs was primarily attributable to our newly acquired markets. When comparing 2004 to 2003, the remaining increase was due to increased infrastructure costs as a result of the overall growth of our business, along with higher legal and consulting fees. When comparing 2003 to 2002, the remaining increase was due to increased infrastructure costs as a result of the overall growth of our business, offset by the reductions in bad debt expense as a result of improved collections and efficiencies gained from further integration of acquired companies and increased economies of scale in our non-acquisition markets. Overall, our average monthly general and administrative costs per average subscriber has remained fairly constant in our non-acquisition markets for the years ended December 31, 2004, 2003 and 2002, although general and administrative costs have increased, our subscriber base has increased as well.

Depreciation and amortization expense
      Our depreciation and amortization expense represents the costs associated with the depreciation of our fixed assets and the amortization of certain identifiable intangible assets. However, we do not amortize our wireless license acquisition costs or goodwill. Rather, these assets are subject to periodic evaluations for impairment. During 2005, we expect increases in depreciation and amortization as a result of newly acquired or constructed assets will mostly be offset as older assets become fully depreciated.
      For the year ended December 31, 2004, our historical depreciation and amortization expense increased compared to the years ended December 31, 2003 and 2002. This increase was primarily a result of our newly acquired markets. This remaining increase in depreciation and amortization expense in our non-acquisition markets is a result of additional depreciation on fixed assets acquired or constructed, primarily from our GSM/ GPRS/ EDGE network buildout in 2003 and 2004.

Non-Operating Results

Interest expense
      For the year ended December 31, 2004, our interest expense increased compared to the years ended December 31, 2003 and 2002. The increase during 2004 is primarily due to increased notes payable related to our acquisition of American Cellular. When comparing 2003 to 2002, before giving effect to the newly acquired markets, our interest expense decreased $8.0 million. This decline is primarily the result of the 2003 repayments of our outstanding balances on our Dobson Operating Co. and Sygnet Wireless credit facilities and decreased variable interest rates as a result of lower interest rates and the expiration of our interest rate hedges, offset by the interest expense on Dobson Cellular’s senior secured credit facility.

Redemption and repurchases of, and dividends on, preferred stock
      As a result of implementing SFAS No. 150 on July 1, 2003, dividends on our mandatorily redeemable preferred stock began being presented as a financing expense, included in our net loss, while dividends on our conditionally redeemable preferred stock remained below our net loss. As a result of a mid-year implementation, for the year ended December 31, 2003, dividends on our mandatorily redeemable preferred stock are presented as both a financing expense, included in our net loss, and as an item below our net loss. Thus, our statement of operations includes the following:

	Year Ended December 31,

	2004	2003	2002

	($ In thousands)
Financing expense (above net loss):
Gain (loss) from redemption and repurchases of mandatorily redeemable preferred stock	$6,478	$(26,777)	$—
Dividends on mandatorily redeemable preferred stock	(32,075)	(30,568)	—
Items applicable to common stockholders (below net loss):
Dividends on preferred stock	(8,178)	(43,300)	(94,451)
Gain from redemption and repurchases of preferred stock	—	218,310	67,837
      We issued 686,201 shares of Series F preferred stock on August 18, 2003, which is a conditionally redeemable preferred stock. The dividends on these shares were $8.2 million for the year ended December 31, 2004, and $2.8 million for the year ended December 31, 2003, and are included as “Dividends on preferred stock” below our net loss. In addition, on February 8, 2001, we issued 200,000 shares of Series AA preferred stock which was conditionally redeemable preferred stock. Upon transfer of the Series AA preferred stock by AT&T wireless on June 17, 2003, these shares were canceled. The dividends on the Series AA preferred stock were $5.5 million and $12.1 million for the years ended December 31, 2003 and 2002, respectively, and are included as “Dividends on preferred stock” below our net loss. The dividends on our mandatorily redeemable preferred stock totaled $32.1 million for the year ended December 31, 2004, which compares to $65.6 million on a combined basis for the year ended December 31, 2003 and $82.4 million for the year ended December 31, 2002. This decrease in mandatorily redeemable preferred stock dividends from 2002 to 2004 is the result of the reduction in the number of shares of our mandatorily redeemable preferred stock outstanding due to redemption and repurchases of our mandatorily redeemable preferred stock during 2002, 2003 and 2004.
      During the year ended December 31, 2004, we repurchased a total of 14,816 shares of our 12.25% preferred stock and 9,475 shares of our 13% preferred stock for an aggregate price of $17.4 million. These repurchases resulted in a gain from redemption and repurchases of preferred stock totaling $6.5 million. The gain from redemption and repurchases of preferred stock has been included in our loss from continuing operations.
      During the year ended December 31, 2003, prior to the adoption of SFAS No. 150, we repurchased a total of 32,707 shares of our 12.25% preferred stock and 27,500 shares of our 13% preferred stock, for an aggregate price of $36.6 million. This resulted in a gain from repurchase of preferred stock totaling $23.6 million. In addition, AT&T Wireless transferred to us all of our Series AA preferred stock, which had a fair value that was substantially lower than our carrying value, thus resulting in a gain on redemption of preferred stock of $194.7 million. Therefore, our total gain from redemptions and repurchases of preferred stock prior to adoption of SFAS No. 150 (on July 1, 2003) was $218.3 million. Subsequent to the adoption of SFAS No. 150, in 2003, we repurchased a total of 293,101 shares of our 12.25% preferred stock, for an aggregate purchase price of $311.0 million, which, including fees and the related write off of deferred financing costs, resulted in a loss from redemptions and repurchases of mandatorily redeemable preferred stock of $26.8 million. Although our redemptions and repurchases of preferred stock are in two separate lines items for the year ended December 31, 2003, they netted to a gain of $191.5 million on a combined basis.
      During 2002, we repurchased 40,287 shares of our 12.25% preferred stock and 68,728 shares of our 13% preferred stock, including accrued dividends on the repurchased shares, for an aggregate price of $38.7 million.

Including deferred financing costs, this resulted in a gain on redemptions and repurchases of preferred stock totaling $67.8 million for the year ended December 31, 2002.

Other income (expense), net
      For the year ended December 31, 2004, our historical other income (expense) decreased slightly compared to the year ended December 31, 2003. Before giving effect to the newly acquired markets, our other income increased $4.8 million, primarily due to a loss on sale of assets for the year ended December 31, 2003, offset by a decrease in interest income due to lower interest rates for the year ended December 31, 2004. For the year ended December 31, 2003, our other income (expense) increased compared to the year ended December 31, 2002, due to an increase in interest income during 2003 and the write off of costs associated with the eleven licenses we did not receive in an FCC auction, which were written off during 2002.

Gain (loss) from extinguishment of debt
      For the year ended December 31, 2004, our gain from extinguishment of debt was $40.4 million, compared to a loss of $52.3 million for the year ended December 31, 2003, and a gain of $2.2 million for the year ended December 31, 2002. The gain from extinguishment of debt for the year ended December 31, 2004, was due to our repurchase of $230.3 million principal amount of our 8.875% senior notes at an aggregate cost of approximately $171.2 million, excluding accrued interest. We reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $54.8 million as a result of these purchases. In addition, we purchased approximately $1.0 million principal amount of our 10.875% senior notes at an aggregate cost of approximately $0.8 million, excluding accrued interest. We reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $0.2 million as a result of these purchases. These gains were offset by a loss on redemption of the remaining Dobson/ Sygnet senior notes, and a loss related to the amendment of the Dobson Cellular credit facility. We redeemed the remaining $5.2 million of Dobson/ Sygnet senior notes and recognized a loss from extinguishment of debt of $0.4 million due to the premium paid and the write off of related deferred financing costs. We paid off the and amended the Dobson Cellular credit facility, and we recognized a loss of $14.2 million due to the write off of deferred financing cost related to the Dobson Cellular credit facility. The loss from extinguishment of debt for the year ended December 31, 2003, was due to paying off the Dobson Operating Co. credit facility, the Sygnet credit facility and $183.3 million principal amount of the Dobson/Sygnet senior notes. Our gain from extinguishment of debt for the year ended December 31, 2002, resulted from the repurchase of $11.5 million principal amount of Dobson/ Sygnet senior notes for the purchase price of $8.9 million.

Discontinued operations
      For the year ended December 31, 2004, we had income from discontinued operations of $0.4 million compared to income from discontinued operations (including the gain on the sale) of $26.7 million for the year ended December 31, 2003 and income from discontinued operations of $119.2 million for the year ended December 31, 2002. Our discontinued operations during 2004 relate to the Maryland properties included in the swap with Cingular Wireless, while our discontinued operations during 2003 relate to both the California properties included in the swap with AT&T Wireless and the Maryland properties included in the swap with Cingular Wireless. Discontinued operations during 2002 relate to the California properties included in the swap with AT&T Wireless, the Maryland properties included in the swap with Cingular Wireless and the markets sold to Verizon Wireless.

Cumulative effect of change in accounting principle
      For the year ended December 31, 2002, we recognized a total impairment on our wireless license acquisition costs of $174.1 million, net of tax benefit, as a result of implementing SFAS No. 142, “Goodwill and Other Intangible Assets.” Of this total, $33.3 million reflects our impairment and $140.8 million reflects our share of the impairment from our then 50% interest in American Cellular.

LIQUIDITY AND CAPITAL RESOURCES
      We have required, and will likely continue to require, substantial capital to further develop, expand and upgrade our wireless systems and those we may acquire. We have financed our operations through cash flows from operating activities, and when necessary, bank debt and the sale of debt and equity securities. Although we cannot provide assurance, assuming successful implementation of our strategy, including the continuing development of our wireless systems and significant and sustained growth in our cash flows, we believe that availability under our Dobson Cellular revolving line of credit, our cash and marketable securities on hand and cash flows from operations will be sufficient to satisfy our currently expected capital expenditures, working capital and debt service obligations over the next year. In addition, in March 2005, we announced an agreement to sell 563 towers to GTP for $87.5 million and lease the towers back from GTP under a lease with an initial 10 year term. However, this transaction is subject to customary closing conditions. In the event we do not complete the sale of these assets, our liquidity could be adversely affected. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of, among other things, the demand for our services and the regulatory, technological and competitive developments that may arise.
      We currently expect that we may have to refinance our notes at their final maturities, which begin in 2010. Sources of additional financing may include commercial bank borrowings, vendor financing and the issuance of equity or debt securities. Some or all of these financing options may not be available to us in the future, since these resources are dependent upon our financial performance and condition, along with certain other factors that are beyond our control, such as economic events, technological changes and business trends and developments. Thus, if at any time financing is not available on acceptable terms, it could have a materially adverse effect on our business and financial condition.

Working Capital and Net Cash Flow
      At December 31, 2004, we had working capital of $77.6 million, a ratio of current assets to current liabilities of 1.3:1, an unrestricted cash balance of $139.9 million and marketable securities of $39.0 million, which compares to working capital of $103.0 million, a ratio of current assets to current liabilities of 1.4:1, an unrestricted cash balance of $151.5 million and marketable securities of $56.7 million at December 31, 2003. Working capital has decreased due primarily to our repurchase of $48.3 million of our 8.875% senior notes during the first quarter of 2004, our repurchase of $17.4 million of our preferred stock during the second quarter and third quarter of 2004, our acquisition of two new markets during 2004, and the completion of our GSM/ GPRS/ EDGE network buildout, offset by cash provided by operating activities.
      Our net cash provided by operating activities was $150.4 million for the year ended December 31, 2004, compared to $259.8 million for the year ended December 31, 2003, and $187.5 million for the year ended December 31, 2002. The decrease from 2003 to 2004 was primarily due to a $42.4 million decrease in our operating income, a $27.6 million decrease in cash provided by discontinued operations, and decreases resulting from our changes in our current assets and liabilities. The increase of $72.3 million from operating activities from 2002 to 2003 was primarily due to an increase in operating income. For additional analysis of the changes impacting net income from continuing operations see “Results of Operations for the Years Ended December 31, 2004, 2003, and 2002.” We expect that any future improvements in cash provided by operating activities will primarily be driven by improvements in net income from continuing operations.
      We used cash in investing activities for the years ended December 31, 2004, and 2003 and we received cash from investing activities for the year ended December 31, 2002. Investing activities are primarily related to capital expenditures, purchases and sales of marketable securities and acquisitions and sales of markets. We expect to use cash in investing activities for the foreseeable future. We received cash from investing activities for the year ended December 31, 2002, due to our net proceeds from our sale of certain markets to Verizon Wireless. For the year ended December 31, 2004, our capital expenditures were $142.0 million ($65.9 excluding the impact of newly acquired markets), while they were $163.9 million for the year ended December 31, 2003 ($112.0 excluding the impact of newly acquired markets), and $72.9 million for the year ended December 31, 2002. During 2005, we expect capital expenditures to remain fairly constant with 2004 amounts as a result of the continued development and improvement of our GSM/ GPRS/ EDGE technology in our markets.
      We used cash in financing activities for the years ended December 31, 2004, 2003, and 2002. Financing activities are primarily related to proceeds from our credit facilities and notes, repayments of our credit facilities and notes, deferred financing cost associated with our credit facility and notes and purchase of debt and equity securities. Our financing activity uses for the year ended December 31, 2004, consisted primarily of repayments and repurchases of our credit facilities and notes totaling $859.2 million, redemption and repurchase of preferred stock of $17.4 million and deferred financing costs of $16.9 million, offset by proceeds from our credit facilities and notes of $899.0 million. For future expected payments of our notes, see the contractual obligation table included below.

Capital Resources

New Dobson Cellular Senior Secured Notes
      On November 8, 2004, our wholly owned subsidiary, Dobson Cellular, completed the offering of $825.0 million senior secured notes, consisting of $250.0 million of 8.375% first priority senior secured notes due 2011, $250.0 million of first priority senior secured floating rate notes due 2011 and $325.0 million of 9.875% second priority senior secured notes due 2012. The notes are guaranteed on a senior basis by us, Dobson Operating Co. and Dobson Cellular’s wholly owned subsidiaries, and the notes and guarantees are secured by liens on the capital stock of Dobson Operating Co. and Dobson Cellular and on substantially all of the assets of Dobson Operating Co., Dobson Cellular and Dobson Cellular’s subsidiaries that guarantee the notes, other than excluded assets (as defined in the indentures for the notes). The notes and guarantees rank pari passu in right of payment with existing and future senior indebtedness of Dobson Cellular and the guarantors, and senior to all existing and future subordinated indebtedness of Dobson Cellular and the guarantors.
      A portion of the proceeds from the offering was used to repay all amounts outstanding under Dobson Cellular’s senior secured credit facility, to repurchase, at a discount, $175.8 million of previously outstanding debt securities and to fund the acquisition of RFB. As part of the refinancing, Dobson Cellular amended its existing credit facility to, among other things, eliminate the term loan portion and amend the revolving portion to provide for maximum borrowing of $75.0 million.

2011 Fixed Rate Notes
      Interest on the 2011 first priority senior secured notes accrues at the rate of 8.375% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2005. We make each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

2011 Floating Rate Notes
      The 2011 first priority senior secured floating rate notes bear interest at the rate per annum, reset quarterly, equal to LIBOR plus 4.75%. At December 31, 2004, LIBOR equaled 2.56% therefore, the interest rate on these notes was 7.31%.

2012 Fixed Rate Notes
      Interest on the 2012 second priority senior secured notes accrues at the rate of 9.875% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2005. We make each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
      In connection with the closing of the sale of the notes, Dobson Cellular and the guarantors entered into indentures with Bank of Oklahoma, National Association, as trustee for the notes due 2011, and BNY Midwest Trust Company, as trustee for the notes due 2012. The indentures contain certain covenants, including, but not limited to, covenants that limit the ability of Dobson Cellular and its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting Dobson Cellular’s restricted subsidiaries;

•	issue and sell capital stock of Dobson Cellular’s restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in any business other than a permitted business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.

Dobson Cellular Senior Secured Credit Facility
      Dobson Cellular’s senior secured credit facility consists of a $75.0 million senior secured revolving credit facility.
      The Dobson Cellular credit facility is guaranteed by us, Dobson Operating Co. and DOC Lease Co. LLC, and is secured by first and second priority security interests in all of the tangible and intangible assets of Dobson Cellular. The Dobson Cellular credit facility is not guaranteed by American Cellular or any of its subsidiaries. In connection with the offering by Dobson Cellular of its $825.0 million of original notes in November 2004, Dobson Cellular repaid all outstanding borrowings under the Dobson Cellular credit facility totaling $599.5 million and amended it to, among other things, permit additional leverage under certain of the leverage ratios, eliminate the term loan portion of the facility, amend the revolving portion of the facility to provide for maximum borrowing of $75.0 million and shorten the maturity of the credit facility to October 23, 2008. As of December 31, 2004, we had no borrowings under this amended credit facility.
      Under specified terms and conditions, including covenant compliance, the amount available under the Dobson Cellular credit facility may be increased by an incremental facility of up to $200.0 million. We have the right to make no more than four requests to increase the amount of the credit facility, such request must be made at least 12 months prior to the credit termination date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the Dobson Cellular credit facility.
      Dobson Cellular also is required to make mandatory reductions of the credit facility with the net cash proceeds received from certain issuances of debt and equity and upon certain asset sales by Dobson Cellular and its subsidiaries.
      The Dobson Cellular credit facility agreement contains covenants that, subject to specified exceptions, limit our ability to:

•	make capital expenditures;

•	sell or dispose of assets;

•	incur additional debt;

•	create liens;

•	merge with or acquire other companies;

•	engage in transactions with affiliates, including dividend restrictions; and

•	make loans, advances or stock repurchases.

Dobson Communications 8.875% Senior Notes
      On September 26, 2003, we completed the private sale of $650.0 million principal amount of 8.875% senior notes due 2013. The net proceeds from the sale of the notes were used to repay in full all amounts owing under the old bank credit facility of Dobson Operating Co., and to repay in part amounts owing under the bank credit facility of Sygnet Wireless, Inc. The senior notes rank pari passu in right of payment with any of our existing and future senior indebtedness and are senior to all existing and future subordinated indebtedness. American Cellular is an unrestricted subsidiary for purposes of our 8.875% senior notes and is not subject to certain covenants contained in the related indenture.
      In connection with the closing of the sale of the notes, we entered into an indenture dated September 26, 2003 with Bank of Oklahoma, National Association, as Trustee. The indenture contains certain covenants including, but not limited to, covenants that limit our ability and that of our restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting our restricted subsidiaries;

•	issue and sell capital stock of our restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.
      American Cellular is an unrestricted subsidiary for purposes of the indenture, meaning that it is not subject to certain covenants.
      On February 28, 2004, our board of directors authorized us to expend up to $50.0 million to repurchase some of our outstanding existing 10.875% senior notes and existing 8.875% senior notes. During the first quarter of 2004, we purchased $55.5 million principal amount of our 8.875% senior notes for the purchase price of $48.3 million, excluding accrued interest. Our first quarter 2004 gain from extinguishment of debt related to these senior notes. This gain was $6.1 million, net of deferred financing costs.
      In addition, on October 12, 2004, our board of directors authorized us to expend up to $125.0 million for acquisition of our bond debt, without regard to face amount of principal and accrued interest acquired. We purchased approximately $174.8 million principal amount of our 8.875% senior notes at an aggregate cost of approximately $122.9 million, excluding accrued interest, with a portion of the proceeds from the sale by Dobson Cellular of its senior secured notes in November 2004. We reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $48.7 million in the fourth quarter of 2004 as a result of these purchases.

Dobson Communications 10.875% Senior Notes
      On June 15, 2000, we completed the private sale of $300.0 million principal amount of our 10.875% senior notes due 2010. We used the proceeds to repay indebtedness under the senior secured revolving credit facility of Dobson Operating Co., and for working capital and other general corporate purposes. The senior notes rank pari passu in right of payment with any of our existing and future unsubordinated indebtedness and are senior to all existing and future subordinated indebtedness. American Cellular is an unrestricted subsidiary for purposes of our existing 10.875% senior notes.
      In connection with the closing of the sale of the notes, we entered into an indenture with The Bank of New York, as successor trustee to United States Trust Company of New York. The indenture contains certain covenants consistent with the covenants noted above in the 8.875% senior notes.
      We purchased approximately $1.0 million principal amount of our 10.875% senior notes at an aggregate cost of approximately $0.8 million, excluding accrued interest, with a portion of the proceeds from the sale by Dobson Cellular of its senior secured notes in November 2004. We reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $0.2 million in the fourth quarter of 2004 as a result of these purchases.

American Cellular 10% Senior Notes
      In connection with the American Cellular reorganization, on August 8, 2003, ACC Escrow Corp. (now American Cellular) completed an offering of $900.0 million aggregate principal amount of existing 10% senior notes due 2011. These senior notes were issued at par. On August 19, 2003, ACC Escrow Corp. was merged into American Cellular, and the net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility, and to pay expenses of the offering and a portion of the expenses of the restructuring. Dobson Communications and Dobson Cellular are not guarantors of these senior notes.
      During 2001, American Cellular issued $700.0 million principal amount of its 9.5% senior subordinated notes due 2009 at a discount of $6.9 million. The discount was being amortized over the life of the notes. In August 2003, as part of the restructuring of American Cellular, holders of $681.9 million outstanding principal amount of American Cellular’s senior notes surrendered their senior notes and received approximately $48.7 million in cash, 43.9 million shares of newly issued shares of our Class A common stock, and 681,900 shares of our Series F preferred stock, which has an aggregate liquidation preference of approximately $121.8 million and is convertible into a maximum of 13.9 million shares of our Class A common stock. We also issued an additional 4,301 shares of our Series F preferred stock and 276,848 shares of our Class A common stock in payment of certain fees. There remains outstanding $18.1 million principal amount of American Cellular’s 9.5% senior subordinated notes.
      The indenture for American Cellular’s 10% senior notes includes certain covenants including, but not limited to, covenants that limit the ability of American Cellular and its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting our restricted subsidiaries;

•	issue and sell capital stock of our restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.
      American Cellular has required, and will likely continue to require, substantial capital to further develop, expand and upgrade its wireless systems.

Preferred Stock
      During August 2003, in conjunction with the American Cellular reorganization, we issued 686,201 shares of our Series F preferred stock having an aggregate liquidation preference of $122.5 million and convertible into a maximum of 14.0 million shares of our Class A common stock, plus $48.7 million in cash and 44.2 million shares of our Class A common stock to the former holders of $681.9 million principal amount of American Cellular’s outstanding 9.5% senior subordinated notes due 2009 and their advisors. Our outstanding Series F referred stock still has an aggregate liquidation preference of $122.5 million, plus accrued dividends, at December 31, 2004.
      As of December 31, 2004, we had outstanding 46,181 shares of our 12.25% preferred stock with an aggregate liquidation value of $44.6 million, net of deferred financing costs and discount, plus accrued dividends, and 192,898 shares of our 13% preferred stock with an aggregate liquidation value of $191.5 million, net of deferred financing costs, plus accrued dividends. The certificates of designation for these series of preferred stock contain restrictive covenants that require us to meet certain financial ratios in order to incur indebtedness.
      On June 15, 2004, our board of directors authorized us to expend up to $50.0 million to repurchase some of our outstanding 12.25% and 13% preferred stock. Through December 31, 2004, we repurchased a total of 14,816 shares of our 12.25% preferred stock and 9,475 shares of our 13% preferred stock. The preferred stock repurchases totaled 24,291 shares for $17.4 million, of which all have been canceled. These repurchases resulted in a gain on redemption and repurchases of preferred stock totaling $6.5 million. The gain on redemption and repurchases of preferred stock is included in our loss from continuing operations. During the year ended December 31, 2003, prior to the adoption of SFAS No. 150, we repurchased a total of 32,707 shares of our 12.25% preferred stock and 27,500 shares of our 13% preferred stock, for an aggregate purchase price of $36.6 million. This resulted in a gain on redemption and repurchases of preferred stock totaling $23.6 million. In addition, AT&T Wireless transferred to us all of our Series AA preferred stock, which had a fair value that was substantially lower than our carrying value, thus resulting in a gain on redemption and repurchases of preferred stock of $194.7 million. Therefore, our total gain from redemption and repurchases of preferred stock prior to adoption of SFAS No. 150 (on July 1, 2003) was $218.3 million. The gain on redemption and repurchases of preferred stock is included in net income applicable to common stockholders. Subsequent to the adoption of SFAS No. 150, in 2003, we repurchased a total of 293,101 shares of our 12.25% preferred stock, for an aggregate purchase price of $311.0 million, which, including fees and the related write off of deferred financing costs, resulted in a loss from redemption and repurchases of preferred stock of $26.8 million and is included in our loss from continuing operations.
      On September 29, 2004, December 20, 2004 and March 24, 2005, we announced that we would not declare or pay the cash dividend due in the fourth quarter of 2004, the first quarter of 2005 and the second quarter of 2005, respectively, on our outstanding 12.25% preferred stock or our outstanding 13% preferred stock. Unpaid dividends will accrue interest at the stated dividend rates, compounded quarterly. To the extent dividends are not paid prior to the mandatory redemption dates or prior to our repurchase of the preferred shares, we will be required to pay such dividends on the redemption dates to the extent it is permitted under applicable law to redeem the preferred stock on such dates.
      If we defer dividends on our 12.25% preferred stock and our 13% preferred stock preferred stock, we are not permitted to pay dividends on the Series F preferred stock. Therefore, the Series F dividends due on October 15, 2004 and April 15, 2005 with respect to this preferred stock were not paid, and will accrue interest at 7%, compounded semi-annually. This is the second semi-annual deferral on dividends for the Series F preferred stock. Holders of this class of preferred stock have the right, effective April 16, 2005, to elect two new directors to our board of directors.
      If we do not make four quarterly dividend payments (whether consecutive or not) on either our 12.25% preferred stock or our 13% preferred stock, a majority of the holders of the respective series of preferred stock would each have the right to elect two new directors each to our board of directors. Under these circumstances, the expansion of our board of directors by six new members would not constitute a change of control under the indentures governing our outstanding notes or Dobson Cellular’s senior secured credit facility.

Proposed Exchange Offer
      On January 18, 2005, we filed a registration statement with the U.S. Securities and Exchange Commission, relating to a proposed offer to exchange cash or shares of Class A common stock for up to all of our outstanding 12.25% preferred stock and 13% preferred stock, which we refer to as the “Exchange Offer”. On February 11, 2005, we filed an amendment to this registration statement that became effective February 14, 2005. In the amended Exchange Offer, for each share of preferred stock tendered, accepting holders would have received cash in the amount of $301 and one share of Series J mandatory convertible preferred stock, a new series of preferred stock to be created in connection with the exchange offer. The exchange offer was subject to a number of conditions, including that a minimum number of shares of preferred stock be tendered and not withdrawn prior to the expiration date of the exchange offer, which was March 15, 2005. The minimum tender condition was not satisfied and, as a result, the exchange offer expired on the expiration date without being consummated.

Capital Expenditures and Commitments
      Our capital expenditures were $142.0 million for the year ended December 31, 2004. The majority of these expenditures that occurred during the first half of 2004 were in relation to the build-out of our GSM/ GPRS/ EDGE network. We expect to spend approximately $140 million for capital expenditures in 2005. The majority of these expected expenditures would expand the coverage capacity of our GSM/ GPRS/ EDGE network, support the addition of new GSM/ GPRS/ EDGE cell sites, upgrade acquired networks, and fund certain mandates to comply with requirement of E-911 Phase II.
      The amount and timing of capital expenditures may vary depending on the rate at which we expand and develop our wireless systems and whether we consummate additional acquisitions. We may require additional financing for future acquisitions, to refinance our debt at its final maturities and to meet the mandatory redemption provision on our preferred stock.

Contractual Obligations
      The table below sets forth all of our contractual cash obligations as of December 31, 2004, which are obligations during the following years.

	2005	2006-2007	2008-2009	2010 and After

	($ In thousands)
Contractual Cash Obligations
Notes payable	$—	$—	$13,774	$2,442,364
Capital leases	305	—	—	—
Mandatorily redeemable preferred stock	—	—	239,079	—
Series F preferred stock	—	—	—	122,536
Operating leases	46,300	73,729	52,027	71,010
Purchase obligations	3,566	62,500	—	—

Total contractual cash obligations	$50,171	$136,229	$304,880	$2,635,910

      In addition, we are required to make cash interest payments on our 10.875% senior notes due 2010 and our 8.875% senior notes due 2013, Dobson Cellular is required to pay cash interest on its 9.875% second priority senior secured notes due 2012, 8.375% senior secured notes due 2011 and its floating rate senior secured notes due 2011, and American Cellular is required to pay cash interest on its 10% senior notes due 2011 and its 9.5% senior subordinated notes due 2009. Based on outstanding principal amounts at December 31, 2004, cash interest on our notes is as follows:

•	$32.5 million annually through maturity in 2010 on our 10.875% senior notes;

•	$37.2 million annually through maturity in 2013 on our 8.875% senior notes;

•	$32.1 million annually through maturity in 2012 on Dobson Cellular’s 9.875% second priority senior secured notes;

•	$20.9 million annually through maturity in 2011 on Dobson Cellular’s 8.375% senior secured notes;

•	$18.3 million annually based on the interest rate in effect on December 31, 2004, on Dobson Cellular’s floating rate senior secured notes that will vary through maturity in 2011 based on the applicable interest rate, which is reset quarterly, of LIBOR plus 4.75%;

•	$90.0 million annually through maturity in 2011 on American Cellular’s 10% senior notes; and

•	$1.7 million annually through maturity in 2009 on American Cellular’s 9.5% senior subordinated notes.
      In addition to the above cash obligations, beginning in 2003, we were required to pay cash dividends on our 12.25% preferred stock, and beginning May 1, 2004, we were required to pay cash dividends on our 13% preferred stock. On September 29, 2004 and December 20, 2004, we announced that we do not intend to declare or pay dividends on our 12.25% preferred stock or our 13% preferred stock. To the extent dividends are not paid prior to the mandatory redemption dates or prior to our repurchase of the preferred shares, we will be required to pay such dividends on the redemption dates to the extent we are permitted under applicable law to redeem the preferred stock on such dates. Mandatorily redeemable preferred stock presented in the table above does not include accrued or future dividends. As of December 31, 2004, we have accrued dividends of $2.7 million on our 12.25% preferred stock, $10.6 million on our 13% preferred stock and $6.1 million on our 7% Series F preferred stock. Based on the amount outstanding as of December 31, 2004, dividends related to our 12.25% preferred stock would be approximately $5.7 million for the years 2005, 2006 and 2007 and $1.4 million for 2008, dividends related to our 13% preferred stock would be approximately $25.4 million for the years 2005, 2006, 2007 and 2008 and $12.6 million for 2009 and dividends related to our 7% Series F preferred stock would be approximately $8.6 million for the years 2005 through redemption in 2016.
      Purchase obligations include agreements to purchase goods or services that is enforceable and legally binding that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase obligations include all legally binding contracts such as firm commitments for inventory purchases, capital expenditures, software acquisition/licenses commitments, legally binding service contracts and non-cancelable purchase orders that meet the definition of a “purchase obligation”.
      We are obligated under a purchase and license agreement with Nortel Networks Corp. to purchase approximately $90 million of GSM/ GPRS/ EDGE related products and services prior to June 9, 2007. If we fail to achieve this commitment, the agreement provides for liquidated damages in an amount equal to 20% of the portion of the $90 million commitment that remains unfulfilled. As of December 31, 2004, $27.5 million of this commitment has been fulfilled. The remaining commitment of approximately $62.5 million is included in the table above.
      We have entered into an agreement to sell 563 towers to GTP for $87.5 million and then lease them back under a lease with an initial ten-year term. This lease is expected to be accounted for as an operating lease. This transaction is subject to the satisfaction of customary closing conditions.

Off-Balance Sheet Arrangements
      We do not have any off-balance sheet financing arrangements or liabilities. In addition, we do not have any majority-owned subsidiaries or any interests in, or relationships with, any material special-purpose entities that are not included in the consolidated financial statements.

Related Party Transactions
      We receive a variety of telecommunication services from Syniverse Technologies, Inc., or Syniverse. Our former President and Chief Operating Officer is the Chief Executive Officer of Syniverse. We paid Syniverse $7.8 million for services provided in 2004 and $4.5 million for services provided in 2003. All services were negotiated on an arms-length basis, and we believe the terms of all services agreed to are fair to our subsidiaries and us.
EFFECT OF NEW ACCOUNTING STANDARDS
      At the September 29-30, 2004 meeting of the EITF, the SEC Staff announced Topic D-108, “Use of the Residual Method to Value Acquired Assets Other than Goodwill.” EITF D-108 states that the residual method should no longer be used to value intangible assets other than goodwill. Rather, intangible assets should be separately and directly valued and the resulting fair value recognized. As noted in Critical Accounting Policies, we have used the “start-up” method to determine the fair value of our licenses. As a result, our financial condition or results was not impacted by the implementation of EITF Topic D-108.
      In December 2004, the FASB published FASB Statement No. 123 (revised 2004), “Share-Based Payments.” Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued.
      As further amended in April 2005, we will be required to apply Statement 123(R) as of the first annual reporting period that begins after December 15, 2005, which is the first quarter of 2006.
      Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.
      Statement 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. As allowed, we have historically accounted for stock options using the accounting principles of Opinion 25. The impact of adopting the provisions of Statement 123(R) will be to increase our non-cash compensation expense in future periods. We have not determined the method that we will use to estimate the fair value of stock options as part of our adoption of Statement 123(R). As disclosed in the notes to our consolidated financial statements, using the Black-Scholes method of determining fair value in the past would have increased our non-cash compensation expense, net of tax, by approximately $6.5 million in 2004, $6.1 million in 2003 and $8.7 million in 2002. The provisions of our credit facilities, outstanding notes, and preferred stock do not include non-cash compensation expenses in the determination of financial covenants. As a result, the effects of the adoption of Statement 123(R) will not have a significant impact on our financial condition or capital resources.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      Our primary market risk relates to changes in interest rates. Market risk is the potential loss arising from adverse changes in market prices and rates, including interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

      During November 2004, we used a portion of the proceeds from the sale by Dobson Cellular of $825.0 million of original notes to repay all outstanding borrowings under Dobson Cellulars’ credit agreement. Of the original notes sold by Dobson Cellular, $250.0 million bear interest at a variable rate, reset quarterly, of LIBOR plus 4.75%. These notes are the only variable rate debt we had outstanding upon completion of the offering and repayment of the borrowings under the Dobson Cellular credit agreement. As a result, after giving effect to this refinancing, a one percentage point change in interest rates would have changed our cash interest payments on an annual basis by approximately $2.5 million.

BUSINESS
      We are one of the largest providers of rural and suburban wireless communications services in the United States. We operate primarily in rural and suburban areas that provide sufficient size and scale to realize operational efficiencies while maintaining a strong local market presence. We believe that owning and operating a mix of rural and suburban wireless systems provides strong growth opportunities because we believe these systems currently have lower penetration rates, higher subscriber growth rates and less competition for subscribers than wireless systems located in larger metropolitan areas. In addition, our wireless systems are generally adjacent to major metropolitan statistical areas, or MSAs, that are characterized by a high concentration of expressway corridors and roaming activity.
      At December 31, 2004, our wireless telephone systems, including Dobson Cellular’s network and American Cellular’s network, covered a total population of 11.8 million in 16 states, and we had approximately 1.6 million subscribers with an aggregate market penetration of 13.7%. We offer digital voice and feature services to all of our covered population through our Global System for Mobile Communications, or GSM, General Packet Radio Service, or GPRS, and Time Division Multiple Access, or TDMA, digital network. In 2004, we deployed GSM/ GPRS and Enhanced Data for GSM Evolution, or EDGE, digital technology on our network, which enables us to offer enhanced wireless data services. For the year ended December 31, 2004, we had total revenue of $1.0 billion, net loss applicable to common stockholders of $59.8 million and net loss applicable to common stockholders per common share of $0.45. At December 31, 2004, we had $2.5 billion of borrowings from notes and stockholders’ equity of $55.1 million.
Competitive Strengths
      We believe our competitive strengths include the following:
      Substantial Size and Scale. We are one of the largest rural and suburban providers of wireless communications services in the United States. We had total revenue of $1.0 billion for the year ended December 31, 2004.
      Strong Current Market Position. We have achieved significant market share by emphasizing digital technology, customer care and a commitment to the local community. We plan to attract additional subscribers by leveraging our GSM/ GPRS/ EDGE technologies, strategic roaming relationships, local sales channels, diverse service offerings, including national, regional and local rate plans and enhanced data offerings.
      Attractive Markets. Most of our markets have demonstrated positive demographic growth trends and generally have maintained a high population density relative to other rural and suburban markets, which we believe enables us to deploy and operate our network more efficiently. In addition, our markets have an average of four wireless service providers (including us), while larger metropolitan markets typically have six or more wireless service providers. Our markets generally are located near MSAs that have networks operated by our primary roaming partners, Cingular Wireless and AT&T Wireless. AT&T Wireless was acquired by Cingular Wireless in October 2004 and renamed New Cingular Wireless Services. For purposes of this prospectus, we refer to New Cingular Wireless Services by its former name, AT&T Wireless. We believe penetration in rural and suburban markets is substantially less than in the major metropolitan markets, providing us with additional growth opportunities. We also benefit from the relatively high density of highway and other traffic corridors in most of our markets, which typically generate high roaming activity. Most of our licenses are 850 MHz licenses, which we believe generally provide the most cost-effective platform for delivering service to the end user in our rural and suburban markets.
      Advanced Digital Technology. We continue to increase the capacity and capabilities of our systems to attract additional subscribers, increase the use of our systems by existing subscribers, increase roaming activity and further enhance the overall efficiency of our network. We recently installed GSM/ GPRS/ EDGE technology on our network, which enables us to offer enhanced voice and data service plans to our own subscriber base and meet the needs of our roaming partners that utilize GSM/ GPRS/ EDGE technology.

      Established Operating History in Rural and Suburban Markets. We began providing wireless telephone service in 1990 in Oklahoma and the Texas Panhandle and have since expanded our wireless operations to include systems in rural and suburban markets covering a total population of 11.8 million as of December 31, 2004. We have gained substantial experience as an operator of wireless systems in rural and suburban markets, which we believe will enhance our future performance.
      Proven Acquisition and Integration Capabilities. We have integrated the operations of numerous acquired wireless systems into our existing operations to achieve economies of scale. We have generated efficiencies from the consolidation and centralized control of pricing, customer service and marketing, system design, engineering, purchasing, financial, administrative and billing functions. We believe our increased scale has enabled us to negotiate favorable prices and other terms from third-party service providers and equipment vendors.
Strategy
      The key elements of our strategy are:
      Drive ARPU Growth through GSM Migration. During 2004, we completed the deployment of our GSM/ GPRS/ EDGE network in substantially all of our markets and are currently marketing primarily GSM/ GPRS/ EDGE products. Our average revenue per unit, or ARPU, for GSM/ GPRS/ EDGE subscribers has been, and we expect it will continue to be, higher than our ARPU for TDMA subscribers as we focus our sales effort on higher ARPU voice plans and enhanced data services. We believe our GSM/ GPRS/ EDGE product offering provides a more attractive value proposition to our subscribers compared to our TDMA products, offering rate plans with larger home-rate areas, lower per-minute pricing, more advanced handsets and more extensive data services.
      Locally Focused Management. Our local management teams have day-to-day operating authority with the flexibility to respond to individual market requirements. We believe that our marketing and customer service functions are more effective when tailored to the local market population. We distribute our products primarily through retail outlets, a direct sales force, independent dealers and third party resellers, all of which foster a strong community presence for our products and operations.
      Strategic Roaming Relationships. We have developed strategic relationships with Cingular Wireless and AT&T Wireless, which operate wireless systems in MSAs near our wireless systems. These roaming agreements allow our subscribers and the subscribers of our roaming partners to roam on each other’s networks at favorable rates. Our roaming agreements with Cingular Wireless and AT&T Wireless designate us as the preferred provider of roaming service in substantially all of our markets where they do not have a network, and, under certain circumstances, provide that we are the exclusive provider of such services in our markets. We believe these strategic roaming relationships and agreements increase our roaming revenue and allow us to offer our subscribers attractive rate plans that include the footprints of our roaming partners as “home” territories.
      Implementation of GSM/ GPRS/ EDGE Technology. We recently deployed GSM/ GPRS/ EDGE technology over substantially our entire network. GSM/ GPRS/ EDGE technology is the digital technology being used by our primary roaming partners, Cingular Wireless and AT&T Wireless, and enables us to provide faster data services and provide our customers with smaller, more functional handsets. We expect that the GSM/ GPRS/ EDGE technology will enhance our service offering and allow us to increase the retention of our subscriber base. In addition, we will continue to have the ability to provide roaming service for Cingular Wireless and AT&T Wireless as they continue to convert their subscriber base to service plans utilizing GSM/ GPRS/ EDGE technology.
      Targeted Sales Efforts. We seek to attract subscribers who will generate high monthly revenue and low churn rates. We believe that our extensive network of local distribution channels and our focus on local customer service promote loyalty from our customers and provide us with a competitive advantage over larger wireless providers. We have tailored our marketing and distribution strategy to rely on local distributors in areas where locating a direct retail store might not be cost-effective based on the demographic characteristics of those areas.
      Introduce Enhanced Products and Services. We will continue to evaluate deployment of new and enhanced products and services on an ongoing basis to provide our customers with access to the best available wireless technology and to enhance our local service revenue. Some of these new technologies and features include wireless e-mail access and internet access, including Blackberry handheld devices, which we launched in late 2004 in many of our markets.
      Superior Customer Service. We support local customer service through retail stores, a direct sales force and regional customer service call centers that offer 24-hour services. The regional presence of our call centers enhances our knowledge of local markets, which improves our ability to provide customer service, credit and collection and order activation.
Operations
      These tables set forth information with respect to our existing wireless markets. Information with respect to populations in licensed areas is as of December 31, 2004 and is our estimate based upon the 2003 population estimates provided by MapInfo Corporation, a location software company. These estimates are adjusted to exclude those portions of rural service areas, or RSAs, and MSAs not covered by our licenses, as well as discontinued operations. Information with respect to subscribers is as of December 31, 2004. We determine market penetration by dividing the total number of subscribers in each of our Federal Communications Commission, or FCC, wireless licensed areas at the end of the period by the estimated total population covered by the applicable wireless license.
      The following table sets forth information with respect to our existing markets as of December 31, 2004 for Dobson Cellular and American Cellular and for Dobson Communications on a consolidated basis.

	Dobson	American	Dobson
	Cellular	Cellular	Communications

Alaska(1)
Anchorage, AK MSA	268,300		268,300
AK 1 RSA	91,800		91,800
AK 2 RSA	127,400		127,400
AK 3 RSA	73,300		73,300
Arizona
AZ 1 RSA	168,400		168,400
Illinois
Alton, IL MSA		21,800	21,800
Kansas
KS 5 RSA	117,000		117,000
Kentucky
KY 4 RSA		269,200	269,200
KY 5 RSA		167,200	167,200
KY 6 RSA		287,000	287,000
KY 8 RSA		126,500	126,500
Maryland
Cumberland, MD MSA	100,500		100,500
Hagerstown, MD MSA	133,500		133,500
MD 1 RSA	30,100		30,100
MD 3 RSA	209,100		209,100

	Dobson	American	Dobson
	Cellular	Cellular	Communications

Michigan(2)
MI 1 RSA		202,100	202,100
MI 2 RSA	115,300		115,300
MI 3 RSA	181,700		181,700
MI 4 RSA	144,400		144,400
MI 5 RSA	174,400		174,400
MI 10 RSA	139,200		139,200
Michigan PCS(3)	588,000		588,000
Minnesota
Duluth, MN MSA		244,500	244,500
MN 2 RSA		32,800	32,800
MN 3 RSA		58,700	58,700
MN 4 RSA		16,700	16,700
MN 5 RSA		217,600	217,600
MN 6 RSA		285,200	285,200
Missouri
MO 1 RSA	43,200		43,200
MO 2 RSA	23,000		23,000
MO 4 RSA	73,200		73,200
MO 5 RSA	13,700		13,700
New York(4)
NY 3 RSA	476,400		476,400
Orange County, NY MSA		349,800	349,800
Poughkeepsie, NY MSA		284,200	284,200
NY 5 RSA		395,900	395,900
NY 6 RSA		112,100	112,100
Ohio
Youngstown, OH MSA	478,100		478,100
OH 7 RSA		262,200	262,200
OH 10 RSA		62,700	62,700
OH 11 RSA	111,500		111,500
Oklahoma
OK 2 RSA	49,200		49,200
OK 5 RSA(5)	34,500		34,500
OK 6 RSA	225,000		225,000
OK 7 RSA(5)	118,500		118,500
Enid, OK MSA	58,000		58,000
NE Oklahoma PCS(6)		265,500	265,500

	Dobson	American	Dobson
	Cellular	Cellular	Communications

Pennsylvania
Sharon, PA MSA	118,600		118,600
Erie, PA MSA	278,200		278,200
PA 1 RSA	194,500		194,500
PA 2 RSA	85,900		85,900
PA 6 RSA	382,500		382,500
PA 7 RSA	217,200		217,200
PA 9 RSA		187,100	187,100
PA 10 RSA	49,900		49,900
Texas
TX 2 RSA(7)	89,000		89,000
TX 9 RSA	197,200		197,200
TX 10 RSA	346,100		346,100
TX 16 RSA	361,700		361,700
West Virginia
WV 2 RSA		76,700	76,700
WV 3 RSA		264,700	264,700
Wisconsin
Eau Claire, WI MSA		150,100	150,100
Wausau, WI MSA		127,700	127,700
WI 1 RSA		121,800	121,800
WI 2 RSA		87,200	87,200
WI 3 RSA		146,600	146,600
WI 4 RSA		126,800	126,800
WI 5 RSA		85,700	85,700
WI 6 RSA		34,000	34,000

Total population	6,687,500	5,069,900	11,757,400

Total subscribers	899,300	710,000	1,609,300

Total penetration	13.4%	14.0%	13.7%

(1)	We also own or lease some Alaska PCS licenses, which are not currently built out with our network. These PCS licenses pertain to the following basic trading areas, or BTAs: BTA 14, BTA 136 and BTA 221. These PCS licenses have a total population of 651,900, however, they overlap populations already covered by our cellular licenses of 567,300. Since our network does not cover these populations, the incremental population outside of our cellular license coverage area of 84,600, is not included in the table above.

(2)	In connection with our acquisition of the assets of RFB Cellular, Inc., or RFB, on December 29, 2004, we expect to acquire all or portions of PCS licenses pertaining to the following Michigan BTAs: BTA 11, BTA 132, BTA 307, BTA 345, BTA 390, BTA 409 and BTA 446. These PCS licenses have a total population of 1.3 million, however, 1.0 million of this population is already covered by our existing licenses. Since our network does not currently cover the remaining population of 0.3 million, this population is not included in the table above.

(3)	Michigan PCS licenses pertain to all or portions of the following BTAs, which were acquired in our acquisition of certain assets of NPI: BTA 11, BTA 169, BTA 241, BTA 307, BTA 310, BTA 345,

BTA 390, BTA 409 and BTA 446. These PCS licenses have a total population of 1.2 million, however, they overlap populations already covered by our cellular licenses. Therefore, the incremental population outside of our cellular license coverage area of 588,000 is the population noted on our table above.

(4)	We also own Syracuse BTA 438, which covers a total population of 781,000. Our network does not currently cover these populations, thus, they are not included in the table above.

(5)	This market is owned by a partnership, of which Dobson Cellular owns approximately a 65% interest.

(6)	NE Oklahoma PCS consists of the following BTAs: Oklahoma BTA 31, Kansas BTA 88 and portions of Missouri BTA 220, Oklahoma BTAs 311 and 448.

(7)	This market is owned by a partnership, of which Dobson Cellular owns approximately a 62% interest.

Services and Features
      We solidify our commitment to our customers by placing a high priority on offering the latest products, services and competitive rate plans. We have a fully digital network and have introduced a wireless Internet product in an on-going effort to consistently deliver advanced services and technologies to our customers. We attempt to maximize the choices available to our customers by offering the latest lines of hand-held wireless phones from a wide variety of manufacturers. We design our rate plans to fit the specific needs of our customers, which we balance with our on-going objective to improve our operating results.
      Our primary service offering is wireless telephone service. We currently offer digital service using both the GSM/ GPRS/ EDGE digital standard and the TDMA digital standard in all of our wireless markets. In addition, we offer various custom-calling features, including voice mail, call forwarding, call waiting, three-way calling, no answer transfer, caller ID, message waiting indicator, sleep mode for longer battery life, voice-activated dialing, and mobile originated and mobile terminated short message service. The deployment of GSM/ GPRS/ EDGE technology allows us to provide more advanced wireless data services, thereby giving our subscribers the ability to access the Internet, to send and receive pictures and video, and to download games and music.
Marketing
      The following are key components of our marketing strategy:
      Branding. We offer wireless service under the CELLULARONE® trademark in all of our markets other than western Oklahoma and the Texas Panhandle, where we use and own the service mark DOBSON CELLULAR SYSTEMS®. We believe the national support offered by the Cellular One Group has enhanced our advertising exposure. We also believe that we have obtained significant marketing benefits from the high name recognition associated with this widely used service mark.
      We use the CELLULARONE® trademark pursuant to licensing agreements with the Cellular One Group. We pay licensing and advertising fees based upon the population of the licensed areas. Our licensing agreements with the Cellular One Group are for current five-year terms expiring on various dates on or after January 1, 2009. These agreements may be renewed at our option for an additional five-year term. From time-to-time, we may consider alternative brand name strategies and service marks.
      Advertising. Our advertising strategy is focused on establishing a strong local presence in each of our markets. We direct our media efforts at the market level by advertising in local publications and sponsoring local and regional events. We also use mass media outlets such as television, radio, newspaper, magazine and outdoor advertising, as well as direct marketing, to augment our efforts at the community level.
      We focus our marketing programs on attracting subscribers that we believe are likely to generate high monthly revenue. We undertake extensive market research to identify and design marketing programs to attract these subscribers and tailor distinctive rate plans and roaming rates to emphasize the quality, value and advantage of our wireless service. We market our service offerings primarily through our direct sales force and company-owned retail stores. We also market our service offerings through our Internet site and a network of dealers, such as electronics stores, car dealerships and department stores. In addition to these traditional channels, our marketing team continuously evaluates other, less traditional, methods of distributing our services and products, such as direct mail programs.
      Segmented Rate Plans. We offer our subscribers a diverse array of rate plans, so that each subscriber can choose the plan that best fits that subscriber’s expected calling needs. We focus our offers to take advantage of our GSM/ GPRS/ EDGE network. Our offerings include our national rate plans, which use our networks, and those of other third party providers, mainly Cingular Wireless and AT&T Wireless, plus regional and local rate plans at a variety of pricing tiers. Our rate plans generally combine a fixed monthly access charge, a designated number of minutes-of-use, per minute usage charges for minutes in excess of the included amount and additional charges for certain custom-calling features. Most of our plans include some features such as voice mail, caller ID, call forwarding and call waiting. These plans offer value to the customer while enhancing airtime usage and revenue. Our goal is to offer plans that best fit our subscriber’s needs.
Sales and Distribution
      We sell and distribute our wireless services, phones and accessories primarily through four distribution channels: our retail stores, direct sales, independent dealers, and third party resellers. For the year ended December 31, 2004, approximately 60% of our gross subscriber additions were added through our retail stores, slightly over 5% were added by our direct sales force, slightly over 15% were added by our independent dealers and approximately 20% were added by third party resellers.
      As of December 31, 2004, we had approximately 230 retail stores and outlets, most of which can also handle general customer service matters, including inquiries regarding bills and existing service. Some of these stores are also authorized warranty repair centers. Our stores and our well-trained sales staff provide customer-friendly retail environments through extended hours, and by offering a large selection of products and services at convenient locations, which are designed to make the sales process quick and easy for the subscriber.
      We train our sales force in a manner designed to stress the importance of customer satisfaction. We believe that our direct sales force is able to select and screen new subscribers and select pricing plans that realistically match subscriber needs, and we compensate our sales force in part based on their success in meeting subscriber needs. As a result, we believe that our direct sales force reduces our marketing costs because our subscriber retention rate is higher than when we use independent dealers. As of December 31, 2004, we had approximately 110 employees in our direct sales force.
      As of December 31, 2004, we had contracts with approximately 385 independent dealers or agents. Those agents operate approximately 600 retail outlets in our markets. These agents allow us a third distribution channel by offering our services and equipment through retail outlets, such as car dealerships, electronics stores and national and regional retail chains.
      As of December 31, 2004, we had relationships with three major third party resellers. The relationships involve an agreed upon discounted price for our wireless services, and in return, the resellers market and sell services on our network and provide billing and customer service to the reseller subscribers.
      We have developed an after-sale telemarketing program which we believe helps to reduce our churn rates and enhance customer loyalty. This program, which is conducted by our sales force and customer service personnel, includes courtesy calls to our new customers and allows our sales staff to check customer satisfaction and offer our customers additional calling features.
Customer Service
      Customer service is an essential element of our marketing and operating philosophy. We seek to attract new subscribers and retain existing subscribers by providing high-quality customer service. Our customers benefit from a local staff, including an area manager, customer service field representatives, technical and engineering staff, sales representatives and installation and repair facilities. Local offices and installation and repair facilities allow us to better service our customers, schedule installations and make repairs. As of December 31, 2004, we managed five call centers, which service our markets. The regional presence of these call centers enhances our knowledge of the local markets, which improves our ability to provide customer service, credit and collection and order activation.
      In addition, our customers are able to report wireless telephone service or account problems 24-hours a day to our customer service centers on a toll-free access number with no airtime charge. We believe that our emphasis on customer service affords us a competitive advantage over our larger competitors. We frequently contact our subscribers in order to evaluate and measure, on an ongoing basis, the quality and competitiveness of our services.
Roaming
      Roaming is an important service component for our business. Accordingly, where possible, we attempt to arrange roaming agreements that allow customers to roam at competitive prices. We believe this increases usage on all wireless systems, including our own. We operate many systems that are adjacent to major metropolitan areas and include a high concentration of expressway corridors. These systems tend to have a significant amount of roaming activity.
      Our two most significant roaming partners are Cingular Wireless and AT&T Wireless, which accounted for over 91% of our roaming traffic and 84% of our roaming revenue in 2004, respectively. We have entered into long-term roaming agreements with both Cingular Wireless and AT&T Wireless to provide their subscribers with GSM/ GPRS/ EDGE and TDMA services when they roam in our markets. These agreements also allow our subscribers to roam outside of our service area on the networks of Cingular Wireless and AT&T Wireless at rates we believe to be favorable.
      Cingular Wireless completed its acquisition of AT&T Wireless in October 2004. We are parties to GSM/ GPRS/ EDGE and TDMA roaming and operating agreements with both Cingular Wireless and AT&T Wireless. The roaming rates under the AT&T Wireless agreements are generally lower than the rates under the Cingular Wireless agreement. The AT&T Wireless agreements provide for limited exclusivity provisions. Although it is not certain what effect this merger will have on our roaming agreements, there is a risk that Cingular Wireless could effect certain restructurings of its operating subsidiaries in an attempt to make the terms of the AT&T Wireless roaming agreement applicable to all Cingular Wireless markets as well. If Cingular Wireless took any such actions and was successful, it could adversely effect our business and results of operations.
      Cingular Wireless. For the year ended December 31, 2004, Cingular Wireless’ customers accounted for approximately 39% of our roaming revenue, or approximately 8% of our total operating revenue. Under our Cingular Wireless roaming agreement, Cingular Wireless and we charge each other favorable roaming rates for usage of both GSM/ GPRS/ EDGE and TDMA in our respective markets. These rates have decreased over time through December 16, 2003, when the rates reached a floor that made them a fixed rate until December 31, 2008. Subject to certain limitations, we are a preferred roaming partner for GSM/ GPRS/ EDGE and TDMA services for substantially all of Cingular’s customers that roam in our markets. Our roaming agreement with Cingular Wireless requires that we maintain and provide certain call features and related services to roaming customers, such as call waiting, call forwarding, three-way calling, caller ID and voice mail. This roaming agreement may be terminated or suspended by either party if the FCC revokes a license covering a material portion of either party’s markets, or if either party fails to control subscriber fraud, fails to adhere to system technical requirements and upgrades or breaches any of the material terms of the roaming agreement. The roaming agreement expires on December 31, 2011.
      AT&T Wireless. For the year ended December 31, 2004, AT&T Wireless’ customers accounted for approximately 45% of our roaming revenue, or approximately 9% of our total operating revenue. Dobson Cellular’s roaming agreements with AT&T Wireless for both GSM/ GPRS/ EDGE and TDMA expire in July 2008, subject to earlier termination under certain circumstances, including the technical or commercial impracticability of using a party’s roaming network, the occurrence of an unacceptable level of unauthorized use, or the revocation or non-renewal of a party’s GSM license.

      The roaming agreements provide for negotiated roaming rates for GSM/ GPRS/ EDGE and TDMA in the respective markets of Dobson Cellular and AT&T Wireless. The rates are non-reciprocal. The TDMA rates are set through June 30, 2008. For GSM/ GPRS/ EDGE, the rates are fixed through June 30, 2006, subject to modification in limited circumstances. The rates in years 2007 and 2008 could decrease to a limited extent based on the average revenue per minute earned by AT&T Wireless from its subscribers.
      Subject to certain exceptions, through June 30, 2006, AT&T Wireless and its controlled affiliates have agreed not to expand their current GSM/ GPRS/ EDGE or TDMA footprint to directly or indirectly engage in a business that provides or resells, or grants a license that facilitates or enables the provision or resale of, facilities-based mobile wireless telecommunications services using GSM/ GPRS/ EDGE or TDMA on any spectrum in any of Dobson Cellular’s markets. Subject to the provisions of the roaming agreements, Dobson Cellular may elect to extend the exclusivity period for 2007 and 2008. AT&T Wireless’ current GSM/ GPRS/ EDGE footprint overlaps with approximately 2.3 million of the population covered by Dobson Cellular’s wireless licenses.
      AT&T Wireless may engage in investments, asset sales or other business combination transactions involving markets overlapping with Dobson Cellular if the overlap is less than 25% of the total markets in the transaction (measured by population). In such event, AT&T Wireless customers would no longer need to roam on Dobson Cellular’s systems in these markets.
      AT&T Wireless has agreed that its customers, when roaming in virtually all of Dobson Cellular’s markets, will seek GSM/ GPRS/ EDGE roaming service from Dobson Cellular prior to seeking such service from another carrier other than Cingular so long as Dobson Cellular is in compliance with the construction, operational and other requirements under the agreements.
      AT&T Wireless has agreed that its customers, when roaming in virtually all of Dobson Cellular’s markets, will seek TDMA roaming service from Dobson Cellular prior to seeking such service from another unaffiliated carrier so long as Dobson Cellular is in compliance with the construction, operational and other requirements under the roaming agreements.
      AT&T Wireless may terminate the preferred GSM/ GPRS/ EDGE roaming provider and limited exclusivity provisions of the agreements if Dobson Cellular ceases to be in compliance with the construction, operational and other requirements under the agreements, or if a major competitor of AT&T Wireless acquires Dobson Cellular.
      American Cellular’s roaming agreement with AT&T Wireless for TDMA expires in February 2020, although the roaming rates are established only through June 2007. The roaming agreement for GSM/ GPRS/ EDGE expires in July 2008, although the roaming rates are established only through June 2008, subject to earlier termination under certain circumstances, including the technical or commercial impracticability of using either party’s roaming network, the occurrence of an unacceptable level of unauthorized use, or the revocation or nonrenewal of either party’s GSM license. For GSM/ GPRS/ EDGE, the rates are fixed through June 30, 2006, subject to modification in limited circumstances. The rates in years 2007 and 2008 could decrease to a limited extent based on the average revenue per minute earned by AT&T Wireless from its subscribers.
      Subject to certain exceptions, through June 30, 2006, AT&T Wireless and its controlled affiliates have agreed not to expand their current GSM/ GPRS/ EDGE or TDMA footprint to directly or indirectly, engage in a business that provides or resells, or grants a license that facilitates or enables the provision or resale of, facilities-based mobile wireless telecommunications services using GSM/ GPRS/ EDGE or TDMA on any spectrum in any of American Cellular’s markets. Subject to the provisions of the roaming agreements,. American Cellular may elect to extend the exclusivity period for 2007 and 2008. AT&T Wireless’ current GSM/ GPRS/ EDGE footprint overlaps with approximately 0.4 million of the population covered by American Cellular’s wireless licenses.
      AT&T Wireless may engage in investments, asset sales or other business combination transactions involving markets overlapping with American Cellular if the overlap is less than 25% of the total markets in the transaction (measured by population); however, in such event, American Cellular will have the right to purchase from AT&T Wireless and its affiliates the markets constituting the overlap.
      AT&T Wireless has agreed that its customers, when roaming in any of American Cellular’s markets, will seek TDMA or GSM/ GPRS/ EDGE roaming service from American Cellular prior to seeking such service from another carrier so long as American Cellular is in compliance with the construction, operational and other requirements under the agreements.
      AT&T Wireless may terminate the preferred GSM/ GPRS/ EDGE roaming provider and limited exclusivity provisions of the agreements if American Cellular ceases to be in compliance with the construction, operational and other requirements under the agreements, or if a major competitor of AT&T Wireless acquires American Cellular.
Billing System
      In November 2002, we signed a five year contract with Convergys Corporation for use of their billing and customer care systems under a service bureau arrangement. During the last half of 2003, we completed the conversion from previous billing vendor, Verisign Telecommunications Services, or VTS, to the Convergys Atlys® billing and customer care systems operating in a Convergys data center to support wireless voice and data services as well as emerging technology offerings. Consistent with the billing services previously offered by VTS, Convergys provides billing for all our subscribers in all our markets. Convergys handles all the administration and maintenance of the Atlys® application and the associated infrastructure. Convergys and their partners are responsible for the processing and printing of all customer invoices.
Network Operations
      Network Communications Equipment. Our network communications equipment is provided by a variety of leading network suppliers, including Nortel Networks and Ericsson.
      Connection Agreements. Our wireless network connects to the public-switched telephone network system through local exchange carriers. We have interconnection agreements with BellSouth, SBC (Ameritech, Southwestern Bell), Verizon (Bell Atlantic, GTE), Sprint, and Qwest (US West) and other local exchange carriers within our markets. The expiration dates of these agreements vary from one to three years. Upon expiration, the agreements automatically renew for six months to one year and can terminate with the mutual written consent by either party.
      Network Operations. Our network operations are monitored by regional network personnel, who provide monitoring on a real-time basis for items including alarm monitoring, power outages, tower lighting problems and traffic patterns.
      Cell Sites and Transmission Towers. As of December 31, 2004, on a consolidated basis, we operated 2,379 cell sites, of which 622 were on towers owned by us.
System Development and Technology
      System Development. We develop or build out our service areas in response to projected subscriber demand and competitive factors by adding voice circuits to existing cell sites and by building new cell sites to increase capacity with an emphasis on improving coverage for hand-held phones in high-traffic areas. We develop projected subscriber service demand for each market area on a cell-by-cell basis.
      We expect our network expansion to enable us to continue to add and retain subscribers, enhance subscriber use of our systems, increase roaming traffic due to the large geographic area covered by our network and further enhance the overall efficiency of our systems. We believe that the increased coverage and capacity will continue to have a positive impact on market penetration and subscriber usage.
      Digital Technology. During 2003 and 2004, we deployed our GSM/ GPRS/ EDGE network over our network. With this enhanced data network, we offer 28Kb to 36Kb GPRS data speeds and 100Kb to 120Kb

EDGE data speeds to our subscribers and to subscribers of our roaming partners. GSM/ GPRS/ EDGE is the network technology choice for our two largest roaming partners, Cingular Wireless and AT&T Wireless.
      Our TDMA digital technology divides each channel into three voice circuits providing service to three simultaneous users instead of using the same spectrum for one analog voice circuit. Our digital services include digital voice circuits, short messaging services, message waiting indicator, increased battery life and caller ID services.
Competition
      We compete with one or more companies in our markets throughout our regions. In various markets, these companies include Alaska Communications Systems, Alltel, Cingular Wireless, Nextel, Rural Cellular, Sprint PCS and its affiliates, T-Mobile, US Cellular, Verizon Wireless and Western Wireless.
      Our industry has and continues to experience consolidation amongst competitors, which has led to a reduction in our total number of competitors. In addition to the recent acquisition of AT&T Wireless by Cingular, Sprint and Nextel Communication, Inc. recently announced that their boards of directors have unanimously approved a definitive agreement for a merger of equals. In addition, in January 2005, Alltel announced it had reached an agreement to purchase Western Wireless.
      The telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, we expect competition in the wireless telecommunications industry to be dynamic and intense as a result of competitors and the development of new technologies, products and services. Many of our competitors have been operating for a number of years, operate nationwide systems, currently serve a substantial subscriber base and have significantly greater financial, personnel, technical, marketing, sales and distribution resources than we do. Some competitors market enhanced data services, such as single carrier radio transmission technology, or 1XRTT. In addition, the FCC requires all wireless carriers to provide for wireless number portability for their customers. Number portability enables wireless customers to change wireless carriers and retain their wireless telephone numbers. Number portability may result in an increase in churn throughout the industry.
      We compete against other facilities-based cellular carriers, PCS carriers and enhanced specialized mobile radio, or ESMR, carriers in each of our markets. We compete for customers based principally upon price, the services and enhancements offered, the quality of our system, customer service, system coverage and capacity. This competition may increase to the extent that licenses are transferred from smaller, standalone operators to larger, better-capitalized and more experienced wireless operators that may be able to offer consumers certain network advantages.
      The FCC has created potential sources of new competition by auctioning additional PCS licenses, as well as licenses for wireless communications services, local multipoint distribution service, 39 GHz service and 220 to 222 MHz service. Further, the FCC has just completed a re-auction of additional PCS licenses in the 1.9 GHz band, and has announced plans to auction licenses in the 4.9 GHz and 700 MHz bands that may be usable for mobile services. The FCC has also allocated an additional 90 MHz of spectrum (in the 1.7 GHz and 2.1 GHz bands) for advanced wireless services, and adopted service and auction rules for these bands. The FCC has announced that an auction of licenses to use this spectrum could commence as early as mid-2006. The FCC has also initiated a number of rulemaking proceedings to allocate additional spectrum to wireless use, much of which can be licensed for commercial wireless purposes. In the future, we may also compete more directly with traditional landline telephone service providers.
      We also face, to a lesser extent, competition from mobile satellite service, or MSS, providers, as well as from resellers of these services and wireless service. The FCC has granted MSS providers the flexibility to deploy an ancillary terrestrial component to their satellite services. This added flexibility may enhance MSS providers’ ability to offer more competitive mobile services.

      Continuing technological advances in telecommunications make it impossible to predict the extent of future competition. However, due to the depth and breadth of the competitive services offered by operators using these other technologies, future competition from these operators could be intense.
Regulation
      The wireless telecommunications industry is subject to extensive governmental regulation on the federal level and to varying degrees on the state level. The enactment of the Telecommunications Act of 1996 has had an impact on many aspects of this regulation. In addition, the federal and state regulatory schemes are regularly the subject of administrative rulemakings and judicial proceedings that are significant to us.
      Federal Regulation. The licensing, construction, modification, operation, ownership and acquisition of wireless telephone systems are subject to regulations and policies adopted by the FCC under the Communications Act of 1934, as amended, or the Communications Act. These regulations and policies govern, among other things, applications for licenses to construct and operate wireless communications systems, ownership of wireless licenses and the transfer of control or assignment of such licenses, and the ongoing technical and operational requirements under which wireless licensees must operate.
      Federal Licensing Requirements. We hold a variety of cellular, PCS, and microwave licenses, as authorized by the FCC. The FCC licenses cellular systems in accordance with 734 geographically defined market areas comprised of 306 MSAs and 428 RSAs. In each market, the FCC licenses two cellular systems operating on different 25 MHz frequency blocks designated as Block A and Block B. Apart from the different frequency blocks, there is no technical difference between the two cellular systems; and the operational requirements imposed on each by the FCC are the same. Under FCC rules, the authorized service area of a cellular provider in each of its markets is referred to as the cellular geographic service area, or CGSA. The CGSA may conform exactly to the boundaries of the FCC-designated MSA or RSA, or it may be smaller if a licensee has chosen not to provide services to certain areas. In almost all of our markets, our CGSA is virtually coterminous with the MSA or RSA boundary. In markets where this is not the case, the unserved area is sparsely populated.
      PCS licenses are awarded by the FCC for protected geographic service areas called major trading areas, or MTAs, and BTAs, which are defined by Rand McNally & Company. Under this scheme, the United States and its possessions and territories are divided into 493 BTAs, all of which are included within 51 MTAs. The PCS MTAs and BTAs cover different geographic areas than the MSAs and RSAs, and so a licensee for a cellular MSA license and a PCS BTA license in the same general geographic area may have overlapping coverage but not co-extensive coverage. Each PCS license authorizes operation on one of six frequency blocks allocated for broadband PCS. The FCC has allocated 120 MHz of radio spectrum in the 1.9 GHz band for licensed broadband PCS. The FCC divided the 120 MHz of spectrum into two 30 MHz blocks (A and B Blocks) licensed for each of the 51 MTAs, one 30 MHz block (C Block) licensed for each of the 493 BTAs, and three 10 MHz blocks (D, E and F Blocks) licensed for each of the 493 BTAs, for a total of more than 2,000 licenses. Some of the C Block licenses were subsequently divided into two 15 MHz blocks or three 10 MHz blocks.
      The FCC has adopted construction benchmarks for PCS licenses. All 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population of their respective service areas within five years, and two-thirds of the population within ten years, of their initial license grants, or make a showing of substantial service. All 10 MHz and 15 MHz Block licensees must construct facilities that offer coverage service to 25% of the service area within five years of their initial licenses, or make a showing of substantial service. While the FCC has granted limited extensions and waivers of these requirements, licensees that fail to meet the coverage requirements are subject to forfeiture of the license. We are in compliance with the applicable construction requirements that have arisen for the PCS licenses we currently hold. We expect to meet all future construction requirements as well.
      The FCC generally grants cellular and PCS licenses for terms of ten years that are renewable upon application to the FCC. Near the conclusion of the license term, we must file applications for renewal of licenses to obtain authority to operate for an additional 10-year term. To date, the FCC has renewed for a new ten-year term each of our licenses for which a renewal application was required. If the FCC were to find, after appropriate notice and hearing, that good cause existed, the FCC may deny our license renewal applications. However, the FCC will award a renewal expectancy to us if we meet certain standards of past performance. If we receive a renewal expectancy for our cellular licenses, the FCC will renew our existing cellular licenses without accepting competing applications. If we receive a renewal expectancy for our PCS licenses, our licenses would likely be renewed even if a competing application was filed by another party. To receive a renewal expectancy, we must show that we have provided “substantial” service during our past license term and have substantially complied with applicable FCC rules and policies and the Communications Act. The FCC defines “substantial” service as service which is sound, favorable and substantially above a level of mediocre service that might only minimally warrant renewal. If a licensee does not receive a renewal expectancy, then the FCC will accept competing applications for the license, subject to a comparative hearing; and the FCC may award the license to another entity. To our knowledge, we have satisfied the “substantial service” standard in all of our markets.
      The FCC may deny applications for FCC authority, and in extreme cases revoke licenses, if it finds that an entity lacks the requisite “character” qualifications to be a licensee. In making this determination, the FCC considers whether an applicant or licensee has been the subject of adverse findings in a judicial or administrative proceeding involving felonies, the possession or sale of unlawful drugs, fraud, antitrust violations or unfair competition, employment discrimination, misrepresentations to the FCC or other government agencies, or serious violations of the Communications Act or FCC regulations. To our knowledge, there are no activities and no judicial or administrative proceedings involving either the licensees in which we hold a controlling interest or us that would warrant such a finding by the FCC.
      Cellular and PCS providers also must satisfy a variety of FCC requirements relating to technical and reporting matters. One requirement of cellular providers is the coordination of proposed frequency usage with adjacent cellular users, permittees and licensees in order to avoid interference between adjacent systems. In addition, the height and power of cellular base station transmitting facilities and the type of signals they emit must fall within specified parameters. PCS providers may not exceed a certain field strength limit at the market boundary without the consent of the neighboring PCS licensee. The FCC released an order addressing ways of reducing interference caused to public safety radio licensees in the 800 MHz band by enhanced specialized mobile radio, or ESMR, services (such as those offered by Nextel) and, more rarely, by cellular and other commercial mobile radio service, or CMRS, carriers operating within licensed parameters. The order places certain obligations on both ESMR and cellular providers to abate “unacceptable interference” caused to public safety communications to the extent such interference, even if in part, is caused by the SMR or cellular providers. Under certain conditions, ESMR and cellular providers may also need to provide prior notice of new cell site construction or modification. The new regulatory mandates adopted in this order that became effective on April 11, 2005, could increase our costs. Furthermore, the order changes ESMR spectrum assignments and may enhance the ability of ESMR service providers to compete with us.
      In September 2002, the FCC adopted a Report and Order that removed or significantly reduced the impact of many outdated cellular rules, eliminated a number of technical requirements and granted additional technical and operational flexibility. Among the changes is a phase-out over a five-year period, which commenced on February 18, 2003, of the requirement that all cellular carriers provide analog service throughout their territory. These new rule changes have enabled us to operate more efficiently and to utilize our licensed spectrum more effectively in providing services that meet our customers’ requirements. The phase-out of cellular analog service is tied, in part, to accommodating the needs of the hearing impaired and their ability to utilize hearing aids with digital wireless phone service. In this regard, the FCC adopted another Report and Order in August 2003 requiring digital wireless phone manufacturers and providers of digital wireless services such as ourselves to take steps to develop and offer digital wireless handsets that are compatible with hearing aid devices. This order will increase our costs by requiring us to train our sales force on compatible digital handsets, comply with related reporting requirements, and engage in outreach efforts; these compliance efforts may increase the price of wireless handsets for consumers.
      The FCC also regulates a number of other aspects of the cellular business. Federal legislation enacted in 1993 requires the FCC to reduce the disparities in the regulatory treatment of similar mobile services, such as cellular, PCS and ESMR services. Under this regulatory structure, all of our cellular and PCS licenses are classified as CMRS licenses. As a CMRS provider, the FCC regulates us as a common carrier. The FCC, however, has exempted cellular and PCS offerings from some typical common carrier regulations, such as tariff and interstate certification filings, thereby allowing us to respond more quickly to our competition in the marketplace. The 1993 federal legislation also preempted state rate and entry regulation.
      The FCC permits cellular, broadband PCS, paging and ESMR licensees to offer fixed services on a co-primary basis along with mobile services. This rule may facilitate the provision of wireless local loop service, which involves the use of wireless links to provide local telephone service by cellular licensees, as well as broadband PCS and ESMR licensees, although the extent of lawful state regulation of such “wireless local loop” service is undetermined. While we do not presently have a fixed service offering, our network is fully capable of accommodating such a service. We continue to evaluate our service offerings which may include a fixed service plan at some point in the future.
      Until April 4, 2005, the FCC prohibited a PCS licensee from interfering with existing licensees that operate certain fixed microwave systems within its license area. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC adopted a transition plan to relocate such microwave operators to other spectrum blocks and a cost-sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the cost of the relocation. The transition and cost-sharing plans expired on April 4, 2005, and going forward microwave incumbents remaining in the PCS spectrum are responsible for their costs to relocate to alternate spectrum locations. Those PCS licenses that are paying their portion of relocation costs on an installment basis for relocation costs incurred prior to the expiration of the transition period must, however, continue the payments until the obligation is satisfied.
      Federal Ownership Restrictions. While the FCC does not restrict an entity’s ability to own interests in both cellular frequency blocks in an MSA market (the so-called “cellular cross interest rule”), the FCC has applied the cross interest rule to ownership interests in RSAs. However, effective February 14, 2005, the FCC eliminated the cellular cross interest rule in RSAs. The FCC also no longer enforces a particular limit on the amount of CMRS spectrum in which an entity may hold an attributable interest (formerly known as the “spectrum cap”). The FCC now engages in a case-by-case review of transactions that would raise concerns similar to those that the cellular cross interest rule (for RSAs) and the spectrum cap were designed to address. We believe these changes adopted by the FCC could further increase the ability of wireless operators to attract capital or to make investments in other wireless operators. Further, the FCC now permits licensees to lease spectrum under certain conditions. Spectrum leasing provides additional flexibility for wireless providers, including us, to structure transactions, along with additional business and investment opportunities. We have availed ourselves of spectrum leasing opportunities where they have served a purpose for us.
      The FCC may prohibit, or impose conditions on, transfers of licenses. The Communications Act requires prior FCC approval for substantive, non-pro forma transfers or assignments to or from us of a controlling interest in any license or construction permit, or of any rights thereunder. Although we cannot ensure that the FCC will approve or act in a timely fashion upon any future requests for approval of applications that we file, we have no reason to believe that the FCC would not approve or grant such requests or applications in due course. Because an FCC license, or a spectrum lease right in an FCC license, is necessary to lawfully provide cellular or PCS service, if the FCC were to disapprove any such filing our business plans would be adversely affected. In April 2004, the FCC instituted a streamlined transfer and assignment process, which allows certain assignment or transfer of control applications that do not raise competitive issues or involve certain classes of licenses and/or licensees, to be granted automatically within a very short time frame. In a Report and Order released September 2, 2004, the FCC adopted new immediate approval procedures for certain classes of transfer of control and assignment of license applications. Under these new procedures, certain assignment or transfer of control applications will be granted immediately, subject to reconsideration by the FCC, either on its own motion or at the request of interested parties. Once effective, these rules could provide more expeditious access to any spectrum we may acquire through purchase or acquisition. While the Report and Order became effective on February 25, 2005, the new streamlining procedures will not take effect until additional governmental approvals are obtained.

      FCC rules restrict the voluntary assignments or transfers of control of certain PCS licenses in the C and F Blocks, the so-called Entrepreneurs’ Blocks, which were awarded in auctions in which bidding was limited to entities below a certain size and in which certain bidding enhancements (i.e., bidding credits and installment payment plans) were offered. We previously qualified for and presently hold some Entrepreneurs’ Block licenses, and so the restrictions on transfer of such licenses that apply during the first five years of the license term (or until the licensee satisfies the five-year construction benchmark), would not inhibit our ability to obtain such licenses. However, the FCC also requires that “entrepreneurs” must repay to the government all or part of any bidding credit they benefited from in the auction if they seek to transfer control of or assign an Entrepreneurs’ Block license to an entity that does not qualify for the same level of benefits at the time the transfer is made. Moreover, if a license is being paid for in installments, as allowed to certain holders of these “entrepreneurs” licenses, the FCC will condition its approval of a transfer or assignment on remittance of all unpaid principal and accrued interest if the proposed transferee or assignee does not qualify for the installment payment plan. These rules could affect our ability to assign or transfer control of our Entrepreneurs’ Block licenses or acquire such licenses from other entities.
      The Communications Act includes provisions that authorize the FCC to restrict the level of ownership that foreign nationals or their representatives, a foreign government or its representative or any corporation organized under the laws of a foreign country may have in us. The law permits indirect ownership of as much as 25 percent of our equity without the need for any action by the FCC. If the FCC determines that the public interest would be so served, it may revoke licenses or require an ownership restructuring in the event that such ownership exceeds the statutory 25 percent benchmark. The FCC generally permits, however, additional indirect ownership in excess of the statutory 25 percent benchmark where that interest is to be held by an entity or entities from member countries of the World Trade Organization. However, even for these types of investment, the FBI, Department of Justice, and Department of Homeland Security have, since the terrorist attacks of 9/11, taken a more proactive approach in assuring that foreign investment would not affect law enforcement access to necessary telecommunications facilities. For investors from countries that are not members of the World Trade Organization, the FCC will determine whether the home country of the foreign investor extends reciprocal treatment called “equivalent competitive opportunities” to U.S. entities. If these opportunities do not exist, the FCC may not permit investment beyond the 25 percent benchmark. While these restrictions could adversely affect our ability to attract additional equity financing, we have no knowledge that any foreign entity directly or indirectly owns a significant percentage of our capital stock, or that our ownership, as a whole, exceeds the statutory maximum. However, as a publicly-traded company we cannot know the exact amount of our stock that is held by foreign entities.
      General Regulatory Obligations. The Communications Act and the FCC’s rules impose a number of requirements upon cellular and PCS licensees. These requirements could increase our costs of doing business.
      We are obligated to pay annual regulatory fees and assessments to support the FCC’s regulation of the cellular and PCS industries, as well as fees necessary to support federal universal service programs, number portability regional database costs, centralized administration of telephone numbering, telecommunications relay service for the hearing-impaired and application filing fees. These fees may be recoverable from our subscribers, in whole or in part, as separate line-item charges.
      The FCC has adopted requirements for cellular, PCS and other CMRS providers to implement basic and enhanced 911, or E-911, services. These services provide state and local emergency service providers with the ability to better identify and locate 911 callers using wireless services, including callers using special devices for the hearing impaired. Our obligations to implement these services occur in stages. In addition, because the implementation of these obligations requires the availability of certain facilities for the local emergency services provider, our specific obligations are set on a market-by-market basis as emergency service providers request the implementation of E-911 services within their locales. We are currently constructing facilities to implement these capabilities in several markets, although we cannot state at this time whether we will be able to meet all of the requirements imposed by the FCC, whether some additional relief from these regulations will be required, or whether the FCC or the local public safety authorities would grant such relief if we request that it do so. The extent to which we are required to deploy E-911 services will affect our capital spending obligations. The FCC in 1999 amended its rules to eliminate a requirement that carriers be compensated for enhanced 911 costs and expand the circumstances under which wireless carriers may be required to offer E-911 services. Federal legislation enacted in 1999 may limit our liability for uncompleted 911 calls to a degree commensurate with wireline carriers in our markets.
      Under certain circumstances, federal law also requires cellular and PCS carriers to provide law enforcement agencies with capacity and technical capabilities to support lawful wiretaps. We obtained an interim waiver of these requirements through the period that ended November 19, 2003 for packet-mode services and requested an additional two-year extension of this waiver through November 19, 2005. Federal law also requires compliance with wiretap-related record-keeping and personnel-related obligations. The FCC has initiated a rulemaking proceeding which may result in new costs and obligations with respect to our packet-mode and other IP-based services. Maintaining compliance with these wireless 911 and law enforcement wiretap requirements may create additional capital obligations for us to make necessary system upgrades.
      Because the availability of telephone numbers is dwindling, the FCC has changed the way that telephone numbers generally are allocated through “number pooling” rules. Number pooling is only mandatory at this point within the wireline rate centers located in counties that are included in the “Top 100 MSAs” as defined by the FCC’s rules. A number of our markets may be partially or wholly contained within the Top 100 MSAs. We have expended capital preparing for number pooling in these markets as well as preparing to support the roaming of pooled numbers into our markets. The FCC also has authorized states to initiate limited numbering administration to supplement federal requirements. Some of the states in which we provide service have been so authorized.
      In addition, the FCC has ordered all carriers, including wireless carriers, to adopt a method for providing customers with telephone number portability, i.e., the ability to keep their telephone numbers when they change telecommunications carriers, either wireless to wireless or, in some instances, wireline to wireless, and vice versa. Under the local number portability rules, since November 24, 2003, CMRS carriers serving areas located in one of the Top 100 MSAs have been required to port their telephone numbers, provided that they received a request by February 24, 2003 from another carrier to do so. Outside of the Top 100 MSAs, CMRS carriers that received a request from another carrier by November 24, 2003 were required to port numbers by May 24, 2004. Requests made after November 24, 2003 must be satisfied within six months. In addition, all CMRS carriers have been required since November 24, 2003 to support roaming nationwide for customers with ported or pooled numbers. These number portability requirements have resulted in added capital expenditures for us to make necessary system changes. We have received number portability requests in many of our markets and have met the November 24, 2003 and May 24, 2004 deadlines, as applicable.
      The FCC has adopted rules to govern customer billing by CMRS providers and on March 18, 2005, released a decision (that is not yet effective) to extend certain billing rules currently applicable to landline carriers to CMRS carriers. In the decision, the FCC also affirmed a CMRS carrier’s use of line-item charges on bills to recover FCC-related regulatory costs and preempted state regulation requiring or prohibiting the use of line-item charges. The FCC has also initiated a rulemaking proceeding to determine what costs can be recovered through certain designated line-item charges and the descriptions used for such line-item charges. The recent FCC decision and the outcome of the rulemaking proceeding could increase the complexity and costs of our billing processes and/or limit the manner in which we bill for services.
      The FCC is required to implement policies that mandate local exchange carriers to pay reciprocal compensation for the exchange of traffic with other carriers, including CMRS carriers such as us, at rates more closely related to cost. In a rulemaking proceeding pertaining to interconnection between local exchange carriers, or LECs, and CMRS providers such as us, the FCC concluded that LECs are required to compensate CMRS providers for the reasonable costs incurred by these providers in terminating traffic that originates on LEC facilities, and vice versa. Moreover, the FCC released a decision that amended its rules, effective April 29, 2005, to clarify on a prospective basis that LECs must establish rates for terminating the traffic of a CMRS provider over the LEC’s facilities through negotiations with the CMRS provider and not through a tariff. The amended rules are not yet effective. The FCC is also currently considering changes to LEC-CMRS interconnection and other so-called “intercarrier compensation” schemes, and the outcome of the proceeding may affect the manner in which CMRS carriers are charged or compensated for such traffic. In 2003, the FCC ruled that CMRS carriers such as ourselves cannot order “dedicated transport” facilities and at unbundled network element, or UNE, prices from LECs for connections from our wireless base stations and switches to the LEC’s telephone network. In 2005, the FCC made clear that CMRS providers also cannot order transport between LEC facilities on an unbundled basis at UNE prices.
      The FCC has adopted rules that require interstate communications carriers, including cellular and PCS carriers, to “make an equitable and non-discriminatory contribution” to a Universal Service Fund that reimburses communications carriers that provide basic communications services to users who receive services at subsidized rates. We have made such payments as the FCC has required. The FCC retains the right to audit our universal service filings and, as a result of such an audit, to require additional payments. The FCC initiated a rulemaking proceeding in which it solicited public comment on ways of reforming both the manner by which it assesses carrier contributions to the Universal Service Fund and the way in which carriers may recover their costs from customers. Effective April 1, 2003, the FCC’s rules require that carriers’ USF recovery charges to customers may not exceed the assessment rate that the carrier pays times the proportion of interstate telecommunications revenue on the bill. We have complied with these new requirements. They have had and will continue to have an impact on our ability to recover our administrative costs for administering our participation in the program.
      Wireless carriers may be designated as “Eligible Telecommunications Carriers,” or ETC, and, if designated, may receive universal service support for providing service to consumers that reside in certain high cost areas. Support is available on both the federal and state level. Application for for ETC status is generally made to the State public service commission. However, certain states have deferred designation in their state to the FCC. Other wireless carriers operating in states where we offer service have obtained or applied for ETC status. Such other carriers’ receipt of universal service support funds may affect our competitive status in a particular market. We have applied for federal ETC designation in certain states in which we provide wireless service to qualifying high cost areas. We have been so designated in certain areas of Michigan, Oklahoma, Texas and Wisconsin. We also have applications pending in Kentucky and New York and for additional areas in Michigan and Oklahoma. Some designation proceedings can be lengthy and/or adversarial, and could result in increased regulatory obligations. We are contemplating whether to apply in other states, and if so, where else to apply. Success in obtaining ETC status may make available to us an additional source of revenue that would be used to provide, maintain and improve the service we provide in those high-cost areas.
      Cellular and PCS carriers are exempt from the obligation to provide equal access to interstate long distance carriers. However, the FCC has the authority to impose rules to require unblocked access through carrier identification codes or toll-free 800/8xx numbers, so that cellular subscribers are not denied access to the long distance carrier of their choosing, if the FCC determines that the public interest so requires. Our customers have access to alternative long distance carriers using toll-free numbers.
      There are restrictions on a telecommunications carrier’s use of customer proprietary network information without prior customer approval. FCC rules implementing these restrictions were revised in 2003. Given our current marketing activities, these revised rules have limited potential to impose upon us new costs, obligations or burdens.
      Telecommunications carriers are required to make their services accessible to persons with disabilities. The FCC’s rules implementing these requirements generally require service providers to offer equipment and services that are accessible to and usable by persons with disabilities, if readily achievable, and to comply with complaint/grievance procedures for violations of these provisions. These rules are largely untested and are subject to interpretation through the FCC’s complaint process. While much of the focus of these rules is on the manufacture of equipment, we could be subject to the imposition of costly new requirements and, if found to have violated the rules, be subject to fines as well. As a related matter, the FCC has required CMRS providers to begin selling hearing-aid compatible phones beginning in September 2005. Compliance with this requirement may impose additional costs.

      The FCC has determined that interexchange (long distance) service offerings of CMRS providers are subject to rate averaging and rate integration requirements of the Telecommunications Act. Rate averaging requires us to average our long distance CMRS rates between rural and high-cost areas and urban areas. Rate integration requires providers of interexchange services to provide such services to its subscribers in each state at rates no higher than the rates charged in any other state. The FCC has delayed implementation of the rate integration requirements with respect to wide area rate plans pending further reconsideration of its rules, and has delayed the requirement that CMRS carriers integrate their rates among CMRS affiliates. Other aspects of the FCC’s rules have been vacated by the United States Court of Appeals for the District of Columbia, and are subject to further consideration by the FCC. There is a pending proceeding in which the FCC will determine how integration requirements apply to CMRS offerings, including single-rate plans. To the extent that we offer services subject to these requirements, our pricing flexibility is reduced, and there is no assurance that the FCC will decline to impose these requirements on us and/or across our various CMRS affiliates.
      In 2003, the FCC adopted rules implementing the Telephone Consumer Protection Act of 1991, or TCPA, and established a national do-not-call registry for consumers who wish to avoid telemarketing calls. The registry is nationwide in scope, includes all telemarketers (with the exception of certain nonprofit organizations), and covers both interstate and intrastate telemarketing calls. Consumers can place their telephone numbers on the registry and will continue to have the option of using current company-specific do-not-call registries if they wish to eliminate telemarketing calls from specific companies only. States may adopt more restrictive do-not-call laws governing intrastate telemarketing. The rules adopted by the FCC have an impact on our ability to make telemarketing calls.
      As of January 3, 2005, the FCC requires wireless carriers to report major network outages. The reporting requirements apply to switches, fiber, microwave radios, E-911, SS7 networks, satellite and other special outages if they meet a certain threshold. Other utility companies such as wireline companies have been under such reporting requirements for some time. The FCC uses the reported information to understand the nature of major outages and for the creation of industry standards to mitigate future outages. As a result, we have implemented internal procedures to identify reportable outages and to ensure that we comply with these new reporting obligations. These new requirements could increase our costs of doing business.
      State, Local and Other Regulation. The Communications Act preempts state or local regulation of the market entry of, or the rates charged by, any CMRS provider, which include cellular telephone service and PCS providers. The FCC denied the petitions of eight states to continue their rate regulation authority, including authority over cellular operators. As a practical matter, we are free to establish rates and offer new products and service with a minimum of regulatory requirements. The states in which we operate maintain nominal oversight jurisdiction; a few states still require notification when we acquire or transfer licenses. Most states still maintain some form of jurisdiction over customer complaints as to the nature or quality of services and as to billing issues. Since states may continue to regulate “other terms and conditions” of wireless service, and a number of state authorities have initiated actions or investigations of various wireless carrier practices, the outcome of these proceedings is uncertain and could require us to change certain of our marketing practices and ultimately increase state regulatory authority over the wireless industry. States and localities assess on wireless carriers such as us, taxes and fees that may equal or even exceed federal obligations. Moreover, as part of a rulemaking proceeding, the FCC is evaluating the proper statutory interpretation of “other terms and conditions” and the delineation of the separate roles of state and federal regulation that may either increase or decrease the states’ ability to regulate CMRS providers.
      The location and construction of our cellular and PCS transmitter towers and antennas are subject to FCC and Federal Aviation Administration regulations and are subject to federal, state and local environmental regulation, as well as state or local zoning, land use and other regulation. Before we can put a system into commercial operation, we must obtain all necessary zoning and building permit approvals for the cell site and microwave tower locations. The time needed to obtain zoning approvals and requisite state permits varies from market to market and state to state. Likewise, variations exist in local zoning processes. Additionally, any proposed site must comply with the FCC’s environmental rules. If zoning approval or requisite state permits cannot be obtained, or if environmental rules make construction impossible or infeasible on a particular site, our network design might be adversely affected, network design costs could increase and the service provided to our customers might be reduced.

      We cannot ensure that any state or local regulatory requirements currently applicable to our systems will not be changed in the future or that regulatory requirements will not be adopted in those states and localities, which currently have none. Such changes could impose new obligations on us that would adversely affect our operating results.
      Future Regulation. From time to time, federal or state legislators propose legislation that could affect us, either beneficially or adversely. We cannot ensure that federal or state legislation will not be enacted, or that regulations will not be adopted or actions taken by the FCC or state regulatory authorities that might adversely affect our business. Changes such as the allocation by the FCC of radio spectrum for services that compete with our business could adversely affect our operating results.
Employees and Dealers
      As of December 31, 2004, we had approximately 2,600 full-time employees. We consider our employee relations to be good. In addition, as of that date, we had relationships with approximately 385 independent dealers or agents. Those agents operate approximately 600 retail outlets in our markets. These agents allow us a third distribution channel by offering our services and equipment through retail outlets, such as car dealerships, electronics stores and national and regional retail chains.
Properties
      We maintain our corporate headquarters in Oklahoma City, Oklahoma in a building we lease from an affiliate of Dobson CC Limited Partnership, or DCCLP. We also lease five regional call centers, which are located in Oklahoma City, Oklahoma, Frederick, Maryland, LaGrangeville, New York, Boardman, Ohio and Duluth, Minnesota. As of December 31, 2004, our wireless operations operated approximately 230 retail stores and outlets and approximately 10 administrative offices, most of which are leased. We review these leases from time-to-time and, in the future, may lease or acquire new facilities as needed. We do not anticipate encountering any material difficulties in meeting our future needs for leased space.
Legal Proceedings
      Beginning on October 22, 2004, securities class action lawsuits were filed against us and several of our officers and directors in the United States District Court for the Western District of Oklahoma, alleging violations of the federal securities laws and seeking unspecified damages, purportedly on behalf of a class of purchasers of our publicly traded securities in the period between May 19, 2003 and August 9, 2004. In particular, the lawsuits allege that we concealed significant decreases in revenues and failed to disclose certain facts about our business, including that our rate of growth in roaming minutes was substantially declining, and that we had experienced negative growth in October 2003; that AT&T Wireless, our largest roaming customer, had notified us that it wanted to dispose of its equity interest in us that it had held since our initial public offering, significantly decreasing their interest in purchasing roaming capacity from us; that Bank of America intended to dispose of its substantial equity interest in us as soon as AT&T Wireless disposed of its equity interest in us; that we had been missing sales quotas and losing market share throughout the relevant period; and that we lacked the internal controls required to report meaningful financial results. The court has consolidated these actions into No. CIV-04-1394-C and the consolidated action is pending and is in the preliminary pleading phase. We intend to vigorously defend ourselves against the claims.
      We have been in continuing discussions with the SEC regarding an informal inquiry regarding the timing of our disclosure that a controlling interest in us was pledged to secure a loan to DCCLP. We initially disclosed the pledge in September 2001, which we believe was timely, although the SEC disagrees with our position. The loan and pledge that are the subject of this inquiry no longer exist. As a result of our continuing discussions with the staff of the SEC, we have made, and there is pending, an offer of settlement to the SEC. Assuming the offer is accepted, there will be no fine or monetary penalty imposed on us or any other party, nor will such settlement otherwise have an adverse effect in any material respect on us.
      We are not currently aware of any additional or material changes to pending or threatened litigation against us or our subsidiaries that could have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT
      Our directors and executive officers and their respective ages and positions as of May 2, 2005, are set forth below:

Name	Age	Position

Everett R. Dobson(1)(2)	45	Chairman of the Board
Steven P. Dussek(2)	48	Chief Executive Officer and President
Bruce R. Knooihuizen	49	Executive Vice President and Chief Financial Officer
Timothy J. Duffy	45	Senior Vice President and Chief Technical Officer
R. Thomas Morgan	49	Senior Vice President and Chief Information Officer
Trent W. LeForce	39	Controller and Assistant Secretary
Richard D. Sewell, Jr.	48	Treasurer
Stephen T. Dobson(1)	42	Secretary and Director
Mark S. Feighner	56	Director
Fred J. Hall	53	Director
Justin L. Jaschke	46	Director
Albert H. Pharis, Jr.	54	Director
Robert A. Schriesheim	44	Director

(1)	Everett R. Dobson and Stephen T. Dobson are brothers.

(2)	Effective April 11, 2005, Everett R. Dobson ceased to be Chief Executive Officer and President and Steven P. Dussek became Chief Executive Officer and President.
      Everett R. Dobson has served as a director since 1990 and as an officer from 1982 to April 2005. From 1990 to 1996, he served as a director and our President and Chief Operating Officer and as President of our cellular subsidiaries. He was elected our Chairman of the Board and Chief Executive Officer in April 1996. Mr. Dobson ceased to be our President and Chief Executive Officer on April 11, 2005. Mr. Dobson served on the board of the Cellular Telecommunications Internet Association in 1993 and 1994. He holds a Bachelor of Arts degree in Economics from Southwestern Oklahoma State University and currently sits on its Foundation Board and chairs its Investment Committee. Prior to October 1999, Mr. Dobson was Chairman of the Board and Chief Executive Officer of Logix, and a director of Dobson Telephone. In October 1999, he ceased to serve as Chief Executive Officer of Logix. In March 2002, he resigned as a director of Logix Communications Enterprises, Inc. and Logix Communications Corporation, but remained a director of Dobson Telephone. On April 25, 2003, in connection with the completion of the Logix Chapter 11 reorganization proceeding, Mr. Dobson became a director of Intelleq and DWL Holdings Company, or DWL.
      Steven P. Dussek became our Chief Executive Officer and President effective April 11, 2005. Mr. Dussek has served as a director of NII Holdings, Inc., a publicly held provider of mobile communications for business customers in Latin America, since 1999. From 1999 until 2000, Mr. Dussek was the Chief Executive Officer of NII Holdings. Mr. Dussek was the President and Chief Operating Officer of NII Holdings from March 1999 until September 1999. From 1996 until 2002, Mr. Dussek served in various senior management positions with Nextel Communications, Inc., most recently as Executive Vice President and Chief Operating Officer. From 1995 to 1996, Mr. Dussek served as Vice President and General Manager of the northeast region for the PCS division of AT&T Wireless Services. From 1993 to 1995, Mr. Dussek served as Senior Vice President and Chief Operating Officer of Paging Networks, Inc., a paging company.
      Bruce R. Knooihuizen is our Executive Vice President and Chief Financial Officer. Mr. Knooihuizen joined us in July 1996. From 1994 to 1996, Mr. Knooihuizen was Chief Financial Officer and Secretary for The Westlink Co. in San Diego, a wireless provider which was formerly an operating unit of US West.

Previously, he was Treasurer and Controller of Ameritech Cellular from 1990 to 1994; Director, Accounting Operations of Ameritech Applied Technologies from 1988 to 1990; and Controller of Ameritech Properties in 1988, all located in Chicago. From 1980 to 1988, he held various financial and accounting positions with The Ohio Bell Telephone Company. Mr. Knooihuizen received a Bachelor of Science degree in Finance from Miami University in Oxford, Ohio and a Master of Business Administration degree in Finance from the University of Cincinnati.
      Timothy J. Duffy has served as our Senior Vice President since December 1998 and as our Chief Technical Officer since August 1999. In this capacity, he manages our cellular network facilities as well as engineering, design and build-out of new cellular networks. Prior to joining us, Mr. Duffy worked for Sygnet Communications from 1985 to 1998 in engineering and related management positions. In 1983, he was employed as Director of Engineering for the Constrander Corporation where he was responsible for seven AM and FM radio broadcast facilities in Ohio and Pennsylvania. From 1976 to 1982, he served as Chief Engineer of radio station WGRP in Greenville, Pennsylvania. Mr. Duffy holds a U.S. patent concerning the integration of wireless phone location information to make call management decisions. He is a member of the Institute of Electrical and Electronics Engineers and holds a Bachelor of Science degree in Electrical Engineering from Pennsylvania State University.
      R. Thomas Morgan has served as our Chief Information Officer since December 1997, serving as Vice President until April 2003 when he became a Senior Vice President. During 1996 and 1997, Mr. Morgan was Director of Corporate Services in the Information Services Department of American Electric Power in Columbus, Ohio, an electric utility serving three million customers in the Midwest. Previously, he was Manager of Accounting and Human Resources Systems from 1994 through 1995 and held various positions in the Information Systems Department of American Electric Power from 1985. Mr. Morgan was Manager of Software Engineering for Access Corporation, a software development company, in Cincinnati, Ohio from 1978 to 1981. Mr. Morgan holds a Bachelor of Science degree in Systems Analysis from Miami University in Oxford, Ohio.
      Trent W. LeForce is our Controller and Assistant Secretary. He has served as our Controller since joining us in February 1997. From 1988 to 1997, Mr. LeForce was employed by Coopers and Lybrand, a public accounting firm and a predecessor entity to PricewaterhouseCoopers, concluding as a senior audit manager. Mr. LeForce received a Bachelor of Science degree in Accounting from Oklahoma State University.
      Richard D. Sewell, Jr. has served as Treasurer since September 1998. Mr. Sewell was employed by Dal-Tile International Inc., a ceramic tile manufacturer and distributor, as Vice President — Finance from 1997 to 1998, as Vice President — Treasurer from 1995 to 1997 and as Vice President — Financial Reporting from 1990 to 1995. From 1979 to 1989, Mr. Sewell was employed by a predecessor entity to Ernst & Young, a public accounting firm, concluding as a principal in their Entrepreneurial Service Group. Mr. Sewell received a Bachelor of Science degree in Accounting from the University of Missouri-Kansas City.
      Stephen T. Dobson has served as a director since 1990. He served as our Treasurer from 1990 until September 1998, and he has served as Secretary since 1990. He also served as General Manager and Secretary of Dobson Telephone Company from 1994 to 1998 and 1990 to 1998, respectively. He was President and a director of Logix from January 1997 until March 2002, at which time he resigned as a director and executive officer of Logix Communications Enterprises, Inc. and Logix Communications Corporation, but remained a director and executive officer of Dobson Telephone. On April 25, 2003, upon the completion of the Logix Chapter 11 proceeding, he became a director of Intelleq and DWL. He holds a Bachelor of Science degree in Business Administration from the University of Central Oklahoma. Mr. Dobson became Vice Chairman of the Board and Chief Executive Officer of DWL on April 25, 2003.
      Mark S. Feighner has served as a director since February 2004. He was a venture partner in Austin Ventures, an Austin, Texas early-stage investor in and advisor to telecommunications companies, from September 2000 to January 2003. From 1995 to February 2000, Mr. Feighner served as President of GTE Wireless (formerly GTE Mobilnet). From 1972 to 1995, Mr. Feighner served in various capacities with GTE Telephone Operations, including as Vice President and General Manager of GTE Communications Corporation, General Manager of GTE-Florida, Vice President of GTE Telephone Operations for Sales, Product

Management and Program Management. Mr. Feighner served on the board of the Cellular Telecommunications Internet Association from September 1995 to February 2000. Mr. Feighner is a member of the advisory board of the Kelley School of Business at Indiana University. He holds a Bachelor of Science degree in Business and Marketing from Indiana University.
      Fred J. Hall has served as a director since May 2000. Since 1983, Mr. Hall has been Chairman, President and Chief Executive Officer of the Fred Jones Companies, Inc., a privately-held company headquartered in Oklahoma City, Oklahoma. Since October 2002, Mr. Hall has been Chairman of the Board of Managers of the general partners of Catalyst/ Hall Growth Capital, LP and Catalyst/ Hall Equity Capital, LP, both of which are venture capital investment companies. Mr. Hall was with the United States Department of State, serving as Assistant Secretary for European and Canadian Affairs from 1986 to 1998. Mr. Hall served as Chairman of the Oklahoma Turnpike Authority from February 1995 to March 2004. In addition, Mr. Hall serves on the boards of numerous civic and cultural organizations. Mr. Hall received a Bachelor of Arts degree from Vanderbilt University in 1974 and a Master of Science degree in Business Administration from the University of Southern California in 1976.
      Justin L. Jaschke has served as a director since 1996. Mr. Jaschke was the Chief Executive Officer and a director of Verio Inc., an Internet services provider based in Englewood, Colorado, from its inception in March 1996 until February 2004. Prior to March 1996, Mr. Jaschke served as Chief Operating Officer for Nextel Communications, Inc. following its merger with OneComm Corporation in July 1995. Mr. Jaschke served as OneComm’s President and as a member of its Board of Directors from 1993 until its merger with Nextel. From May 1990 to April 1993, Mr. Jaschke served as President and Chief Executive Officer of Bay Area Cellular Telephone Company. Mr. Jaschke currently serves on the Board of Directors of Positive Networks, Inc., a leading virtual private networking service provider, and on the Board of Trustees of his alma mater, the University of Puget Sound. Mr. Jaschke served on the Board of Directors of Metricom, Inc., a wireless data communications provider until November 2001. Mr. Jaschke was a director of our former subsidiary, Logix Communications Enterprises, Inc. and its subsidiaries, Logix Communications, Inc. and Dobson Telephone Company, which we refer to collectively as Logix, from March 1998 until April 2003. In February 2002, Logix Communications Enterprises, Inc. and Logix Communications Inc. filed for relief under Chapter 11 of the Bankruptcy Code and in April 2003, successfully completed a plan of reorganization. As part of the plan of reorganization, the name Logix Communications Enterprises was changed to Intelleq Communications Corporation, or Intelleq, and the name of Logix Communications Inc. was changed to DWL Holding Company, or DWL. Mr. Jaschke has a Bachelor of Science degree in mathematics from the University of Puget Sound and a Master of Science degree in Management from the Massachusetts Institute of Technology Sloan School of Management.
      Albert H. Pharis, Jr. has served as a director and a consultant since December 1998. Since February 2003, Mr. Pharis has been Chairman of the Board, Chief Executive Officer and a director of Ortheon Medical, a medical device company based in Orlando, Florida. In September 1999, Mr. Pharis became a director of Logix and the Chief Executive Officer of Logix Communications Enterprises, Inc. He ceased to be the Chief Executive Officer of Logix Communications Enterprises, Inc. in April 2001 and, in April 2003, upon completion of the Logix Chapter 11 proceeding, he ceased to be a director of Logix. Mr. Pharis served as President, Chief Executive Officer and director of Sygnet Wireless, Inc. and Sygnet Communications, Inc. from 1985 to December 1998. During that time, he was active as a board member of the Cellular Telecommunications Internet Association from 1985 through 1998, and as a member of its Executive Committee from 1989 through 1998. He has also served as Chairman of the CTIA’s Small Operators Caucus during several of those years.
      Robert A. Schriesheim has served as a director since February 2004. He has been affiliated with ARCH Development Partners, LLC, a Chicago, Illinois-based venture capital fund, since August 2002 and has served as managing general partner from January 2003 to present. From September 1999 to March 2002, Mr. Schriesheim was Executive Vice President of Corporate Development and Chief Financial Officer and a director, of Global Telesystems, Inc., a London, England-based, publicly traded provider of telecommunications, data and related services to businesses throughout Western and Central Europe, Russia and the Commonwealth of Independent States. He also served as Executive Vice President — Chief Corporate

Development Officer for Global Telesystems, Inc. in 1999. In 2001, Global Telesystems filed, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands and a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, both to facilitate the sale of Global Telesystems. All such proceedings were approved, confirmed and completed by March 31, 2002. From 1997 to 1999, Mr. Schriesheim was President and Chief Executive Officer of SBC Equity Partners, Inc., a Chicago, Illinois-based private equity firm. From 1996 to 1997, Mr. Schriesheim was Vice President of Corporate Development for Ameritech Corporation, a Chicago, Illinois-based communications company. From 1993 to 1996, he was Vice President of Global Corporate Development for AC Nielsen Company, a subsidiary of Dun & Bradstreet. Mr. Schriesheim received a Bachelor of Arts degree from Princeton University in 1982, and a Master of Business Administration degree in Finance and Business Economics from the University of Chicago Graduate School of Business in 1986.
American Cellular Agreement
      In conjunction with the American Cellular reorganization, we entered into an agreement with certain former holders of American Cellular’s senior subordinated notes to further amend our certificate of incorporation to limit the size of our board of directors to seven persons and to provide that two of our seven directors would be elected by a vote of only holders of our Class A common stock, voting as a separate class, which we refer to as Class A directors, commencing upon the expiration of the respective terms of the Class A directors whom we appointed. As part of this agreement, we agreed to appoint two Class A directors, one to serve for a term expiring at our annual meeting of stockholders in 2005 and the other to serve for a term expiring at our annual meeting of stockholders in 2006. Messrs. Feighner and Schriesheim were included in a group of potential nominees developed by representatives of former holders of American Cellular’s senior subordinated notes and were among several persons chosen from that group and recommended to us by a representative of those former note holders. We reviewed the qualifications of, and interviewed, the several potential nominees selected by the representative and determined that Messrs. Feighner and Schriesheim were acceptable to us. Messrs. Feighner and Schriesheim, who are our Class A directors, were appointed to our board of directors on February 18, 2004. Mr. Feighner is a Class II director whose term will expire in 2005 and Mr. Schriesheim is a Class III director whose term will expire in 2006.
Rights of Holders of Preferred Stock
      As discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Resources — Preferred Stock,” we have deferred the payment of the upcoming dividend payments on each series of our outstanding preferred stock. If we do not make two semi-annual dividend payments (whether consecutive or not) on the Series F preferred stock, a majority of the holders of the Series F preferred stock would have the right to elect two new directors to our board of directors. If we do not make four quarterly dividend payments (whether consecutive or not) on either our 12.25% preferred stock or our 13% preferred stock, a majority of the holders of the respective series of preferred stock would each have the right to elect two new directors each to Dobson Communications’ board of directors. Under these circumstances, the expansion of our board of directors by six new members would not constitute a change of control under the indentures governing our outstanding notes or our credit facility. The consent solicitation, if successful, would result in waivers by the holders of the 12.25% preferred stock and the 13% preferred stock of these rights to elect directors for a period beginning on the expiration date of the exchange offer and ending on the earlier of (1) the date the proposed amendments to the certificates of designation for these series of preferred stock become effective and (2) 18 months from the expiration date of the exchange offer.
Director Compensation
      In 2002 and 2003, and until March 10, 2004, each of our directors, other than Everett R. Dobson, received an annual directors’ fee of $10,000 and an annual fee of $5,000 for each committee on which the director served. On March 10, 2004, we revised our fee structure for directors so that for 2004, starting as of March 10, 2004, our directors, other than Everett R. Dobson, receive an annual fee of $55,000. Commencing

March 10, 2004, members of our Audit Committee and Strategic Planning Committee each receive an annual fee of $20,000 for each such committee on which they serve. Previously, members of our Audit Committee received an annual fee of $5,000. Commencing on March 10, 2004, members of our Compensation Committee each receive an annual fee of $10,000 for serving on the Compensation Committee. Previously, members of our Compensation Committee received an annual fee of $5,000. We also reimburse all of our directors for out-of-pocket expenses incurred in attending board and committee meetings. Members of the Corporate Governance and Nominating Committee do not receive any fees for serving on such committee. Directors fees and fees payable to members of committees are paid annually, in arrears, for the twelve-month period ending with our annual meeting of shareholders.
      Everett R. Dobson, who has been one of our executive officers, received no additional cash compensation for services rendered as a director for 2004. For 2005, he will receive an annual director’s fee and a fee for serving as a member of our Strategic Planning Committee.
      In October 1996, in connection with his election as a director, we granted Justin L. Jaschke an option to acquire the equivalent of 106,952 shares of our Class A common stock, at an exercise price of $0.78 per share. In addition, in April 2002, we granted Mr. Jaschke a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Jaschke in 1996 are 100% vested, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006. On March 10, 2004, we granted Mr. Jaschke options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Jaschke during 2004 vest at a rate of 25% per year through March 2008.
      In December 1998, in connection with his election as a director, we granted Albert H. Pharis, Jr. an option to acquire the equivalent of 106,952 shares of our Class A common stock, at an exercise price of $5.18 per share. In addition, in April 2002, we granted Mr. Pharis a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Pharis in 1998 are fully vested, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006. On March 10, 2004, we granted Mr. Pharis options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Pharis during 2004 vest at a rate of 25% per year through March 2008.
      In May 2000, we granted Fred J. Hall options to purchase 50,000 shares of our Class A common stock, at an exercise price of $23.00 per share. In April 2002, we granted Mr. Hall a restricted stock award for 50,000 shares of our Class A common stock. The options granted to Mr. Hall during 2000 are 80% vested and will continue to vest ratably until May 2005, while the restricted stock awarded in 2002 vests at a rate of 25% a year through April 2006. On March 10, 2004, we granted Mr. Hall options to acquire 115,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Hall during 2004 vest at a rate of 25% per year through March 2008.
      In April 2002, we granted Stephen T. Dobson options to acquire 50,000 shares of our Class A common stock, at an exercise price of $2.30 per share, and we granted Everett R. Dobson options to acquire 1,000,000 shares of our Class A common stock at an exercise price of $2.30 per share. The options granted to Everett R. Dobson and Stephen T. Dobson during 2002 vest at a rate of 25% a year through April 2006. On March 10, 2004, we granted Everett R. Dobson options to acquire 275,000 shares of our Class A common stock at an exercise price of $3.49 per share, and we granted Stephen T. Dobson options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Everett R. Dobson and Stephen T. Dobson during 2004 vest at a rate of 25% per year through March 2008. All options will become fully vested if we experienced a change of control.
      On March 10, 2004, we granted Mark S. Feighner options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Feighner during 2004 vest at a rate of 25% per year through March 2008.
      On March 10, 2004, we granted Robert A. Schriesheim options to acquire 100,000 shares of our Class A common stock at an exercise price of $3.49 per share. The options granted to Mr. Schriesheim during 2004 vest at a rate of 25% per year through March 2008.

      Effective March 10, 2004, we granted non-qualified options to purchase shares of our Class A common stock to certain of our directors, officers and employees. The grants to our directors are listed in the table below. Each option is for a term of ten years and vests at the rate of 25% per year. Each option is exercisable at an exercise price of $3.49 per share, which was the market price of our Class A common stock on the date each option was granted.

Number of Shares
Name	Subject to Option

Everett R. Dobson	275,000
Stephen T. Dobson	100,000
Mark S. Feighner	100,000
Fred J. Hall	115,000
Justin L. Jaschke	100,000
Albert H. Pharis, Jr.	100,000
Robert A. Schriesheim	100,000
Compensation Committee Interlocks and Insider Participation
      As of December 31, 2004, our Compensation Committee consists of Mark S. Feighner, Justin L. Jaschke and Albert H. Pharis, Jr. No member of the Compensation Committee was one of our officers or employees, or an officer or employee of any of our subsidiaries at any time during 2004. Mr. Pharis served as Chief Executive Officer and a director of our former subsidiary, DWL, from September 1999 until April 2001, and was a paid consultant to us from December 1998 until December 31, 2003.
Executive Compensation
     Summary Compensation Table
      The table and notes below show the compensation for the last three years of our Chief Executive Officer and President and our four next highest-paid executive officers as of December 31, 2004 for services in all capacities to Dobson Communications and its subsidiaries. The individuals shown in the table below are referred to in this prospectus as the named executive officers.

					Long-Term
					Compensation
		Annual Compensation
					Securities
Name and		Base		Other Annual	Underlying	All Other
Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Options	Compensation(3)

Everett R. Dobson	2004	$600,000	$225,857	$51,100	275,000	$8,000
Chairman of the Board,	2003	600,000	700,000	63,100	—	8,000
Chief Executive Officer	2002	595,833	600,000	50,000	1,000,000	8,000
and President
Bruce R. Knooihuizen	2004	400,000	103,851	—	218,333	8,000
Executive Vice President	2003	385,000	300,000	—	—	8,000
and Chief Financial Officer	2002	383,632	200,000	—	500,000	8,000
Timothy J. Duffy	2004	250,000	103,005	—	165,000	8,000
Senior Vice President and	2003	225,000	125,000	—	—	8,000
Chief Technical Officer	2002	268,158	73,347	—	175,000	8,000
R. Thomas Morgan	2004	250,000	74,501	—	165,000	8,000
Senior Vice President and	2003	225,000	125,000	—	—	8,000
Chief Information Officer	2002	227,083	112,500	—	75,000	8,000
Trent W. LeForce	2004	200,000	57,817	—	156,667	8,000
Controller and Assistant	2003	180,000	70,000	—	—	8,000
Secretary	2002	180,000	63,000	—	100,000	8,000

(1)	Bonuses for 2004 represent the bonuses paid in 2005 with respect to services performed in 2004. Bonuses for 2003 represent the bonuses paid in 2003 or 2004 with respect to services performed in 2003. Bonuses for 2002 represent the bonuses paid with respect to services performed in 2002.

(2)	Represents the value of perquisites and other personal benefits and includes $48,800, $61,800 and $39,800 for personal use of our aircraft and $2,300, $1,300 and $10,200 for a company-provided vehicle and wireless phone in 2004, 2003 and 2002, respectively. In accordance with SEC rules, excludes perquisites and other personal benefits if the aggregate value is not more than the lesser of $50,000 or 10% of the person’s total annual salary and bonus.

(3)	Includes the matching contributions made by us to the account of the executive officer under our 401(k) Profit Sharing Plan.

Option Grants in 2004
      The table below shows all grants of stock options made to the named executive officers during 2004 under the Dobson Communications 1996 Stock Option Plan, the Dobson Communications 2000 Stock Incentive Plan and the Dobson Communications 2002 Stock Incentive Plan, which we refer to collectively as the Option Plans. The Option Plans provide for grants of non-qualified options to our directors and executive officers, and certain of our officers and employees.

	Individual Grants
					Potential Realizable Value
	Number of	Percent of Total			at Assumed Annual Rates
	Securities	Options/SARs			of Stock Price Appreciation
	Underlying	Granted to	Exercise or		for Option Term(1)
	Options/SARs	Employees in	Base Price	Expiration
Name	Granted	Fiscal Year	($/Sh)	Date	5%	10%

Everett R. Dobson	275,000	5.9%	$3.49	3/10/14	$603,600	$1,529,600
Bruce R. Knooihuizen	185,000	4.0%	3.49	3/10/14	406,000	1,029,000
	33,333	0.7%	7.09	5/10/10	148,600	376,700
Timothy J. Duffy	140,000	3.0%	3.49	3/10/14	307,300	778,700
	25,000	0.5%	7.09	5/10/10	111,500	282,500
R. Thomas Morgan	140,000	3.0%	3.49	3/10/14	307,300	778,700
	25,000	0.5%	7.09	5/10/10	111,500	282,500
Trent W. LeForce	140,000	3.0%	3.49	3/10/14	307,300	778,700
	16,667	0.4%	7.09	5/10/10	74,300	188,300

(1)	These amounts are calculations required by SEC rules and are not intended to forecast any future appreciation in the price of our common stock. The actual value of the options will vary in accordance with the market price of the common stock.

Aggregate Option Exercises of Our Class A Common Stock in 2004 and Fiscal Year-End Option Values
      The table below shows: (1) aggregate exercises of options to purchase our Class A common stock by the named executive officers during 2004; (2) the value realized upon such exercises; and (3) the value of the remaining options held by the named executive officers at year-end (based on the $1.72 per share last sale price of our Class A common stock on December 31, 2004, less the aggregate exercise price for such options, but before payment of applicable taxes).

			Number of Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
			December 31, 2004(1)		December 31, 2004
	Shares Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Everett R. Dobson	—	—	500,000	775,000	—	—
Bruce R. Knooihuizen	—	—	468,863	441,666	$59,975	—
Timothy J. Duffy	—	—	161,326	232,500	—	—
R. Thomas Morgan	—	—	88,494	182,500	17,047	—
Trent W. LeForce	—	—	125,321	193,334	—	—

(1)	Assumes the conversion of each share of Class C common stock and Class D common stock issuable upon exercise of options into 111.44 shares of Class A common stock.

Employment Contracts and Employment Termination and Change of Control Arrangements
      On April 1, 2005, we entered into an employment agreement with Steven P. Dussek pursuant to which Mr. Dussek became our Chief Executive Officer and President, effective as of April 11, 2005. The employment agreement has an initial term of five years, expiring April 10, 2010. The employment agreement provides for an annual base salary during the term of the agreement of not less than $500,000. Mr. Dussek’s base salary may be increased, but not decreased, pursuant to an annual review by the board of directors. Mr. Dussek is also entitled to annual incentive bonuses during the term of the agreement based on target amounts and performance goals to be established by the board of directors, with a target bonus for 2005 of $500,000 (prorated for Mr. Dussek’s actual period of employment during 2005). Mr. Dussek was also granted an option to purchase 1.6 million shares of our Class A common stock with an exercise price of $1.84 per share, equal to the fair market value of the Class A common stock on the date of grant. This option will vest at 25% per year beginning April 11, 2006. Mr. Dussek will also be entitled to a tax gross up payment in the event any amounts paid or payable to him are subject to excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended. During the term of the agreement, Mr. Dussek and his spouse and dependents are entitled to participate in all welfare benefit plans maintained by us for our senior executive officers, including all medical, life and disability insurance plans and programs. In addition, he is eligible to participate in any pension, retirement, savings and other employee benefit plans and programs maintained by us from time to time for the benefit of its senior executive officers. Mr. Dussek received $200,000 upon commencement of employment and be reimbursed for expenses incurred in relocating to our Oklahoma City, Oklahoma headquarters, for which he will repay if he voluntarily terminates his employment without “good reason” within one year of his commencement date. Under the agreement, in the event Mr. Dussek’s employment is terminated by us without “cause” or by Mr. Dussek for “good reason,” Mr. Dussek will be entitled to a lump sum payment equal to his base salary and accrued vacation pay through the date of termination, plus severance pay equal to two times his average annual compensation under the agreement for the two-year period immediately preceding the date of termination, and the exercise period will be extended to one year from the date of termination. Cause is defined in the agreement to include conviction of a felony that relates to the executive officer’s employment with us, acts of dishonesty intended to result in substantial personal enrichment at our expense or the willful failure to follow a direct, reasonable and lawful written directive from the board of directors which failure is not cured within 30 days. No act or omission will be considered willful unless it is done or omitted in bad faith and without reasonable belief it was in our best interest, and any determination of cause must be approved by three-fourths of our entire Board of Directors. Good reason is defined in the agreement to include the assignment of duties inconsistent with Mr. Dussek’s position, authority, duties or responsibilities, a reduction in his base salary or relocation outside the greater Oklahoma City metropolitan area or the area he is currently employed. In addition, if Mr. Dussek’s employment is terminated by us without cause or by Mr. Dussek for good reason, we must, at our option, either (1) pay Mr. Dussek a sum equal to 18 times the lesser of the monthly cost of COBRA coverage or $1,200, or (2) maintain coverage for Mr. Dussek and his spouse and/or dependents for a period of 18 months under the medical, hospitalization and dental programs in which they participated immediately prior to the date of termination.
      On March 10, 2005, our Board of Directors approved a salary for Everett R. Dobson, in his capacity as Chairman of the Board of Directors, commencing April 11, 2005, at an annual rate of $500,000, pro-rated for the balance of the 2005 calendar year, and a target bonus of a maximum of $250,000 for 2005. The Board of Directors further determined that Mr. Dobson’s compensation for 2006, including both salary and bonus, should be 50% of the combined salary and bonus compensation of our Chief Executive Officer for 2006.
      In November 2004, we entered into employment agreements with several of our officers, including Messrs. Knooihuizen and Duffy. The agreements with Messrs. Knooihuizen and Duffy have a three year term and provide for an initial base salary of $400,000, in the case of Mr. Knooihuizen, and $250,000, in the case of Mr. Duffy. The base salary may be increased, but not decreased, pursuant to an annual review by the board of directors. Each such executive officer is also entitled to annual incentive bonuses during the term of the agreement based on target amounts and performance goals to be established by the board of directors. During the term of the agreements, the executive officer and his spouse and dependents are entitled to participate in all welfare benefit plans maintained by us for our senior executive officers, including all medical, life and disability insurance plans and programs. In addition, they are eligible to participate in any pension, retirement savings and other employee benefit plans and programs maintained by us from time to time for the benefit of our senior executive officers.
      The amount of any severance payable by us under these agreements upon the termination of employment depends on whether the executive officer is terminated by us for cause or he terminates his employment with us for good reason. Cause is defined in the agreements to include conviction of a felony that relates to the executive officer’s employment with us, acts of dishonesty intended to result in substantial personal enrichment at our expense or the willful failure to follow a direct, reasonable and lawful written directive from a supervisor or the board of directors which failure is not cured within 30 days. No act or omission will be considered willful unless it is done or omitted in bad faith and without reasonable belief it was in our best interest, and any determination of cause must be approved by three-fourths of the entire board of directors. Good reason is defined in the agreement to include the assignment of duties inconsistent with the executive officer’s position, authority, duties or responsibilities, a reduction in the executive officer’s base salary, relocation outside the greater Oklahoma City metropolitan area or the replacement by us of our chief executive officer or chief operating officer.
      Under our agreements with Messrs. Knooihuizen and Duffy, in the event employment is terminated by us without cause or by the executive officer for good reason (other than as a result of the replacement by us of our chief executive officer or chief operating officer), the executive officer will be entitled to a lump sum payment equal to his base salary and accrued vacation pay through the date of termination, plus severance pay equal to two times his average annual compensation for the two year period immediately preceding the date of his agreement, and any outstanding awards under our stock option plans will become fully vested and the exercise period will be extended to one year from the date of termination. If the executive officer terminates his employment with us following the appointment of a new chief executive officer or chief operating officer, he will be entitled to a lump sum payment equal to his base salary and accrued vacation pay through the date of termination, plus severance pay equal to his average annual compensation for the period described above.
      In addition, if the executive officer’s employment under these agreements is terminated by us without cause or by the executive officer for good reason, we must, at our option, either (1) pay the executive officer a sum equal to 18 times the lesser of the monthly cost of COBRA coverage or $1,200, or (2) maintain coverage for the executive officer and his spouse and/or dependents for a period of 18 months under the medical, hospitalization and dental programs in which they participated immediately prior to the date of termination.

      In addition, in November 2004 we entered into retention agreements with several other officers and employees, including Messrs. Morgan, LeForce and Sewell. The agreements with Messrs. Morgan, LeForce and Sewell have a term of two years and provide that if we terminate the executive officer other than for cause, death or disability during the six-month period following a replacement of our chief executive officer or chief operating officer, we will pay to the executive officer a lump sum payment equal to the base salary and bonus earned through the date of termination and any accrued vacation pay, plus the salary and bonus paid to the executive officer in 2004. The definition of cause in these agreements is similar to the definition of cause in our employment agreements with Messrs. Knooihuizen and Duffy described above.
      In each of these employment agreements and retention agreements, we have agreed to reimburse the executive officers for all legal fees and expenses reasonably incurred by them in connection with any dispute between us and the executive officer regarding his agreement, and to pay a gross-up amount to compensate the executive officer for any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, on any amounts due the executive officer under his employment or retention agreement with us.
      Prior to October 2003, we provided Mr. Knooihuizen with an automobile that we leased through an unrelated party. In October 2003, Mr. Knooihuizen purchased an automobile and in March 2004, we purchased that automobile from Mr. Knooihuizen for $77,895, which was the amount that Mr. Knooihuizen paid for the automobile, and have provided Mr. Knooihuizen with the use of such automobile.

PRINCIPAL STOCKHOLDERS
      The following table provides information concerning the ownership of our common stock as of April 25, 2005 by (1) each of the named executive officers, (2) each of our directors, (3) each person or group of affiliated persons known by us to beneficially own more than 5% of each voting class of our common stock, and (4) our directors and executive officers as a group. The number of shares of common stock outstanding for each listed person includes any shares the individual has the right to acquire within 60 days after April 25, 2005. For purposes of calculating each person’s or group’s percentage ownership, stock options exercisable within 60 days are included for that person or group, but not for the stock ownership of any other person or group.

	Number of		Number of
	Class A		Class B		Percentage	Percentage
	Shares		Shares		of Total	of Total
Name and Address of	Beneficially	Percent	Beneficially	Percent	Economic	Voting
Beneficial Owner	Owned(1)	of Class	Owned	of Class	Interest	Power(2)

Everett R. Dobson(3)	2,818,750	2.5%	19,066,540	98.2%	16.3%	62.7%
14201 Wireless Way
Oklahoma City, OK 73134
Stephen T. Dobson(4)	2,062,500	1.8%	19,066,540	98.2%	15.8%	62.4%
14201 Wireless Way
Oklahoma City, OK 73134
Dobson CC Limited Partnership	2,000,000	1.7%	19,066,540	98.2%	15.7%	62.4%
14201 Wireless Way
Oklahoma City, OK 73134
Bruce R. Knooihuizen(5)	716,965	*	—	—	*	*
Timothy J. Duffy(6)	260,760	*	—	—	*	*
R. Thomas Morgan(7)	181,891	*	—	—	*	*
Trent W. LeForce(8)	206,756	*	—	—	*	*
Fred J. Hall(9)	141,250	*	—	—	*	*
Justin L. Jaschke(10)	184,452	*	—	—	*	*
Albert H. Pharis, Jr.(11)	191,952	*	—	—	*	*
Robert A. Schriesheim(12)	25,000	*	—	—	*	*
Mark S. Feighner(13)	25,000	*	—	—	*	*
Capital Research and Management Company(14)	14,273,550	12.5%	—	—	10.7%	4.6%
333 South Hope St.
Los Angeles, CA 90071
Perry Corp.(15)	12,904,000	11.3%	—	—	9.6%	4.2%
599 Lexington Avenue
New York, NY 10022
Glenview Capital and Affiliates(16)	7,776,500	6.8%	—	—	5.8%	2.5%
399 Park Avenue, Floor 39
New York, NY 10022
Mellon Financial Corporation (17)	9,255,399	8.1%	—	—	6.9%	3.0%
One Mellon Center
Pittsburgh, PA 15258
All directors and executive officers as a group (12 persons) (18)	4,989,484	4.4%	19,066,540	98.2%	18.0%	63.4%

(1)	The number of shares of Class A common stock includes shares of our Class A common stock issuable upon the assumed conversion of shares of our Series F preferred stock, and our Class C and Class D common stock issued or issuable upon the exercise of options which can be exercised within 60 days after April 25, 2005. Each outstanding share of our Series F preferred stock is immediately convertible into 20 shares of our Class A common stock. Each outstanding share of our Class B common stock is immediately convertible into one share of our Class A common stock. Each outstanding share of our Class C common stock and Class D common stock is or, where issued upon the exercise of stock options, will be convertible into 111.44 shares of our Class A common stock. The number of shares of Class A common stock does not include the shares of Class A common stock issuable upon conversion of the outstanding shares of Class B common stock.

(2)	In calculating the percent of total voting power, the voting power of shares of our Class A common stock and our Class B common stock is aggregated. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, except as required by law and except in the election of Class A directors. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes, except that each share of Class B common stock is entitled to only one vote with respect to any “going private” transaction.

(3)	Includes 2,000,000 shares of Class A common stock and 19,066,540 shares of Class B common stock held by Dobson CC Limited Partnership. As the president of RLD, Inc., one of two directors and sole stockholder of RLD, Inc., the general partner of that partnership, Everett R. Dobson has voting and investment power with respect to such shares. Includes options to purchase an aggregate of 818,750 shares of Class A common stock.

(4)	Includes 2,000,000 shares of Class A common stock and 19,066,540 shares of Class B common stock held by DCCLP. As one of two directors of RLD, Inc., the general partner of that partnership, Stephen T. Dobson shares voting and investment power with respect to such shares. Includes options to purchase an aggregate of 62,500 shares of Class A common stock.

(5)	Includes options to purchase an aggregate of 646,781 shares of Class A common stock, which options may be exercised within 60 days after April 25, 2005.

(6)	Includes options to purchase an aggregate of 245,076 shares of Class A common stock, which options may be exercised within 60 days after April 25, 2005.

(7)	Includes options to purchase an aggregate of 147,244 shares of Class A common stock, which options may be exercised within 60 days after April 25, 2005.

(8)	Includes options to purchase an aggregate of 188,656 shares of Class A common stock, which options may be exercised within 60 days after April 25, 2005.

(9)	Includes options to purchase an aggregate of 78,750 shares of Class A common stock, which options may be exercised within 60 days after April 25, 2005 and 12,500 of restricted stock that vests on April 25, 2006.

(10)	Includes options to purchase an aggregate of 67,763 shares of Class A common stock, which options may be exercised within 60 days after April 25, 2005 and 12,500 of restricted stock that vests on April 25, 2006.

(11)	Includes options to purchase an aggregate of 110,556 shares of Class A common stock, which options may be exercised within 60 days after April 25, 2005 and 12,500 of restricted stock that vests on April 25, 2006.

(12)	Includes options to purchase an aggregate of 25,000 shares of our Class A common stock, which options may be exercised within 60 days after April 25, 2005.

(13)	Includes options to purchase an aggregate of 25,000 shares of our Class A common stock, which options may be exercised within 60 days after April 25, 2005.

(14)	Based on a Schedule 13G (Amendment No. 5) filed with the SEC on February 11, 2005.

(15)	Based on a Schedule 13G (Amendment No. 1) filed with the SEC on February 9, 2005.

(16)	Based on a Schedule 13G (Amendment No. 1) filed with the SEC on February 13, 2004.

(17)	Based on a Schedule 13G filed with the SEC on February 10, 2005.

(18)	Includes options to purchase an aggregate of 2,556,759 shares of Class A common stock, which options may be exercised within 60 days after April 25, 2005 and 37,500 shares of restricted stock that vests on April 25, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      We have a policy requiring that any material transaction that we enter into with our officers, directors or principal stockholders and their affiliates be on terms no less favorable to us than reasonably could have been obtained in an arm’s-length transaction with independent third parties. Any other matters involving potential conflicts of interests are to be resolved on a case-by-case basis. In addition, the terms of our various debt instruments limit our ability and that of our subsidiaries to enter into transactions with their affiliates. The terms of our 12.25% preferred stock and our 13% preferred stock also limit our ability to enter into transactions with affiliates, although we are seeking consents to waive or eliminate these restrictions in the preferred stock.
      Dobson CC Limited Partnership, or DCCLP, owns a 90% interest in a limited liability company that owns a multi-building office complex in Oklahoma City. In May 2001, we began leasing this complex, a portion of which serves as our corporate headquarters. Our lease, which covers approximately 144,400 square feet of rentable space, is a 15-year, triple-net lease with an annual current rental of $3.3 million. We use approximately 28,000 square feet of the leased space for one of our regional call centers and sublease another approximately 15,900 square feet to four tenants, one of which is an affiliate of DCCLP, which paid us $277,836 in 2004 to sublease this space.
      Messrs. Everett R. Dobson, Stephen T. Dobson, Russell L. Dobson, a former director, Justin L. Jaschke and Albert H. Pharis, Jr. were directors, and Everett R. Dobson and Stephen T. Dobson were executive officers, of Logix Communications Enterprises, Inc. and its subsidiaries, Logix Communications Corporation and Dobson Telephone Company; and Albert H. Pharis, Jr. was an executive officer of Logix Communications Enterprises, Inc. from September 1999 until April 2001. On February 28, 2002, Logix Communications Enterprises, Inc. and Logix Communications Corporation filed a petition for reorganization under Chapter 11 of the Bankruptcy Code. On March 27, 2002, Everett R. Dobson and Stephen T. Dobson resigned as directors and executive officers of Logix Communications Corporation and Logix Communications Enterprises, Inc. On April 25, 2003, the Chapter 11 plan of reorganization became effective, and as part of this plan, Logix Communications Corporation was renamed Intelleq Communications Corporation, or Intelleq, and Logix Communications Enterprises, Inc. was renamed DWL Holding Company, or DWL. In conjunction with consummation of the plan of reorganization, Messrs. Russell L. Dobson, Jaschke and Pharis resigned as directors of Intelleq, DWL and Dobson Telephone, and Everett R. Dobson and Stephen T. Dobson became directors, and Stephen T. Dobson became an executive officer, of Intelleq and DWL. DWL, through its subsidiaries, provides various telecommunications services to us on a fee basis. DWL’s charges are comparable to charges for similar services provided by DWL to unrelated third parties. DCCLP is a principal stockholder of DWL. We purchased $2.9 million of services from DWL, or its subsidiaries, during the year ended December 31, 2004.
      Prior to August 15, 1998, Russell L. Dobson was one of our corporate officers and, until February 18, 2004, was one of our directors. Effective August 15, 1998, we entered into a consulting agreement with Mr. Dobson. Under the terms of the consulting agreement, Mr. Dobson has been retained by us through August 31, 2008 and, until November 30, 2001, by our former subsidiary, DWL. In exchange for Mr. Dobson’s services, he receives monthly compensation of $15,000 and insurance benefits commensurate with our employee plan. Mr. Dobson’s responsibilities include, but are not necessarily limited to, representing us at various functions, including trade shows and seminars, assisting with regulatory matters, including appearances where required before regulatory bodies, and analyzing technical and financial data to assist executive officers in strategic planning and forecasting. In addition, Mr. Dobson has agreed not to compete with us during the term of his consulting agreement. Mr. Dobson’s consulting fees through November 30, 2001 were paid by DWL. We began paying this consulting fee in December 2001. On February 18, 2004, Mr. Dobson retired from our board of directors, at which time we agreed to pay him a $150,000 retirement stipend and to fully vest all options to purchase shares of our common stock held by him. Our consulting agreement with Mr. Dobson remains in effect.

      On July 29, 2003, we entered into agreements with certain holders of options granted under our 2000 Plan with exercise prices in excess of $10.00 per share in which we agreed to issue new options under our 2000 Plan in exchange for their existing options. Under these agreements, holders of options with an exercise price of more than $10.00 per share but less than $15.00 per share would receive new options for the same number of underlying shares; holders of options with exercise prices of at least $15.00 and less than $20.00 would receive new options to purchase one share of our Class A common stock for each two shares underlying existing options, and holders of existing options with exercise prices greater than $20.00 per share would receive new options to purchase one share of our Class A common stock for each three shares underlying their existing options. In each instance, the new options would be granted six months and one day after the effective date of the exchange agreement, and at an exercise price equal to the market price of our Class A common stock on such later date. On February 2, 2004, we issued new options under the exchange agreements, all at an exercise price of $7.09 per share. The vesting schedule for each new option was the same as the replaced options. No options held by our non-management directors were included in the foregoing exchange program. The following table reflects the options that were cancelled effective July 29, 2003 and the new options that were granted on February 2, 2004 to persons who currently are our named executive officers:

		Number of	Market		Number of
		Securities	Price of	Exercise	Securities
		Underlying	Stock at	Price at	Underlying		Length of Original
		Options/SARs	Time of	Time of	or New	New	Option Term
		Repriced or	Repricing	Repricing	Options	Exercise	Remaining at Date
		Amended	Amendment	Amendment	Granted	Price	of Repricing or
Name	Date	#	$	$	#	$	Amendment(3)

Bruce R. Knooihuizen	(1)	100,000	(2)	$23.00	33,333	$7.09	May 10, 2010
Executive Vice President and
Chief Financial Officer
Timothy J. Duffy	(1)	75,000	(2)	23.00	25,000	7.09	May 10, 2010
Senior Vice President and
Chief Technical Officer
R. Thomas Morgan	(1)	75,000	(2)	23.00	25,000	7.09	May 10, 2010
Senior Vice President and
Chief Information Officer
Trent W. LeForce	(1)	50,000	(2)	23.00	16,667	7.09	May 10, 2010
Controller and Assistant Secretary

(1)	Outstanding options were cancelled as of July 29, 2003 and new options were granted February 2, 2004.

(2)	The closing market price of our Class A common stock on July 29, 2003 was $6.35 per share and on February 2, 2004 was $7.09 per share.

(3)	As of February 2, 2004.
      On March 10, 2005, we granted non-qualified, ten-year options to purchase an aggregate of 1,188,775 shares of our Class A common stock at an exercise price of $2.06 per share. The options, which were granted under the terms of our 2002 Stock Incentive Plan, vest ratably over a four year period commencing in March 2006. Included in this option grant were options to purchase an aggregate of 445,000 shares of our Class A common stock granted to our executive officers, as follows:

Executive Officer	Option Shares

Everett R. Dobson	125,000
Bruce R. Knooihuizen	85,000
Timothy J. Duffy	65,000
R. Thomas Morgan	65,000
Trent W. LeForce	65,000
Richard D. Sewell, Jr.	40,000

DESCRIPTION OF CAPITAL STOCK
      The following is a summary of the terms of our capital stock. This summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the applicable provisions of Oklahoma law.
Common Stock
      We are authorized to issue 175,000,000 shares of Class A common stock and 70,000,000 shares of Class B common stock, 4,226 shares of Class C common stock and 33,000 shares of Class D common stock. As of March 31, 2005 there were:

•	114,479,163 shares of Class A common stock outstanding;

•	19,418,021 shares of Class B common stock issued and outstanding, which are convertible into shares of our Class A common stock on a one-for-one basis;

•	options to purchase 10,656,697 shares of Class A common stock (or shares convertible into Class A common stock) outstanding;

•	5,903,251 shares of Class A common stock reserved for issuance for future awards under our equity compensation plans; and

•	14,004,068 shares of Class A common stock reserved for issuance upon conversion of outstanding Series F preferred stock.
      We intend to seek approval from the holders of our common stock at our 2005 annual meeting of stockholders to increase the number of shares of Class A common stock that we are authorized to issue.
      The rights of holders of the Class A, Class B, Class C and Class D common stock are identical in all respects, except as discussed below. Additional shares of Class B common stock may be issued only to Class B stockholders and only upon a stock split or stock dividend to holders of all classes of common stock on a pro rata basis. Our Class C common stock and Class D common stock is reserved exclusively for issuance upon the exercise of options granted under our 1996 stock option plan.
      Dividends. Subject to the right of the holders of any class of preferred stock, holders of shares of common stock are entitled to receive dividends that may be declared by our board of directors out of legally available funds. No dividend may be declared or paid in cash or property on any share of any class of common stock unless simultaneously an equivalent dividend is declared or paid on each share of that and every other class of common stock. In the event of stock dividends, holders of Class A common stock or Class B common stock shall be entitled to receive only additional shares of that class, while stock dividends with respect to Class C common stock and Class D common stock are payable only in shares of Class A common stock.
      Voting Rights. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, except for amendments to certain provisions of our amended and restated certificate of incorporation and except as required by law. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to 10 votes, except that each share of Class B common stock is entitled to one vote with respect to any “going private” transaction under the Securities Exchange Act of 1934. Class C common stock and Class D common stock have no voting rights, except as required by law. Our amended and restated certificate of incorporation provides that upon the expiration of the terms of the two directors designated by the former holders of American Cellular’s 9.5% senior subordinated notes, two of our directors were elected by our Class A common stockholders, voting separately as a class.
      Liquidation Rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets available for distribution after payment in full to creditors and holders of our preferred stock, if any.

      Conversion and Transferability of Common Stock. Shares of Class B common stock are convertible at any time, at the option of the holder, into an equal number of fully paid and non-assessable shares of Class A common stock. Conversion rights of Class B common stock are subject to any necessary FCC approval. Shares of Class B common stock transferred to a party other than certain Dobson family members, controlled affiliates of the transferor or estate planning vehicles will automatically convert into an equal number of fully paid and non-assessable shares of Class A common stock. Shares of Class C common stock and Class D common stock are convertible at any time into 111.44 fully paid and nonassessable shares of Class A common stock, subject to adjustment for stock splits, stock dividends, recapitalizations or reorganizations.
      Investors’ Agreement. We are a party to an investors’ agreement with the holders of our Class B common stock. The investors’ agreement provides that DCCLP has certain demand and “piggy-back” registration rights for the shares of Class A common stock issuable upon sale or conversion of its Class B common stock. In addition, the investors’ agreement provides DCCLP with preemptive rights with respect to our future private equity issues. The investors’ agreement also contains restrictions on transfer identical to those contained in our amended and restated certificate of incorporation. These restrictions provide that shares of Class B common stock may not be transferred to a party other than certain Dobson family members, controlled affiliates of the transferor or estate planning vehicles.
      Subject to the prior right of our Class A common stockholders to elect two directors, DCCLP is entitled to designate up to six of our directors, depending on its level of voting control of us. Notwithstanding the foregoing, an additional two directors may be designated by the holders of our 12.25% preferred stock, an additional two directors may be designated by the holders of our 13% preferred stock and an additional two directors may be designated by the holders of our convertible preferred stock in the event of non-payment of dividends for certain periods or other voting rights triggering events.
      Other Provisions. The holders of our common stock are not entitled to preemptive or similar rights.
      Transfer Agent and Registrar. The transfer agent and registrar for our common stock is UMB Bank, N.A.
General Terms of Preferred Stock
      We are authorized to issue 6,000,000 shares of preferred stock, par value $1.00 per share. The board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock.
      Subject to limitations imposed by law or our amended and restated certificate of incorporation, the board of directors is empowered to determine:

•	the designation of and the number of shares constituting a series of preferred stock;

•	the dividend rate, if any, for the series;

•	the terms and conditions of any voting and conversion rights for the series, if any;

•	the number of directors, if any, which the series shall be entitled to elect;

•	the amounts payable on the series upon our liquidation, dissolution or winding-up;

•	the redemption prices and terms applicable to the series, if any; and

•	the preferences and relative rights among the series of preferred stock.
      These rights, preferences, privileges and limitations of preferred stock could adversely affect the rights of holders of common stock.

Series F Convertible Preferred Stock
      As of December 31, 2004, we had authorized 1,900,000 shares of our Series F convertible preferred stock and 686,201 shares were outstanding. The Series F preferred stock has a liquidation preference of $178.571 per share plus accrued and unpaid dividends.
      The certificate of designation for our Series F preferred stock provides for the following rights:
      Voting Rights. The holders of our Series F preferred stock have no voting rights with respect to general corporate matters, except as provided by law or as set forth in the certificate of designation. The certificate of designation provides that if dividends on the Series F preferred stock are in arrears and unpaid for two or more dividend periods (whether or not consecutive), the holders of the Series F preferred stock, voting as a single class, will be entitled to elect up to two additional members to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board of directors will be increased by the number of additional directors. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Series F preferred stock has been paid in full or if we make a change of control offer, or if no shares of the Series F preferred stock have been mandatorily redeemed, or in the event of our liquidation.
      Dividends. The holders of our Series F preferred stock are entitled to receive cumulative dividends, which may be paid (at our option) in either cash or additional shares of Series F preferred stock, at the annual rate of 6% of the $178.571 per share liquidation preference in the case of cash dividends and 7% of the $178.571 per share liquidation preference in the case of dividends payable in additional shares of convertible preferred stock. Dividends are payable semi-annually in arrears on April 15 and October 15 of each year.
      Redemption. Subject to the legal availability of funds, on August 18, 2016, we are required to redeem the Series F preferred stock at a redemption price in cash equal to 100% of the liquidation preference, plus accrued and unpaid dividends. We may redeem the Series F preferred stock for cash on or after August 18, 2005, at the redemption prices expressed as a percentage of the liquidation preference set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning on August 18 of each of the following years:

Year	Percentage

2005	106.000%
2006	103.000%
2007 and thereafter	100.000%
      Conversion. Each share of Series F preferred stock is convertible into shares of Class A common stock at the option of the holder at any time at an initial conversion price of $8.75 per share, subject to adjustment under certain circumstances. The conversion ratio of the Series F preferred stock is subject to adjustment if we issue shares of our Class A common stock at less than 95% of market value, which would increase the number of shares of Class A common stock issuable upon conversion of the Series F preferred stock. The issuance of shares of Class A common stock upon conversion of shares of Series J preferred stock issued in the exchange offer may result in such an adjustment to the Series F preferred stock conversion ratio.
      Change of Control. Upon a change of control, we are required to make an offer to purchase all shares of Series F preferred stock at a purchase price in cash equal to 101% of the liquidation preference of the Series F preferred stock, plus accrued and unpaid dividends. A change of control means:

•	any “person” or “group” (within the meaning of Section 13(d) or 14(d)(2) under the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of our voting stock on a fully diluted basis and such ownership represents a greater percentage of the total voting power of our voting stock, on a fully diluted basis, than is held by certain permitted stockholders on such date;

•	individuals who on the issue date of the Series F preferred stock constituted our board of directors (together with any new directors whose election by our board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of the members of our board of directors then in office who either were members of our board of directors on the issue date of the Series F preferred stock or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of our board of directors then in office;

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all our assets to any person other than one of our wholly owned subsidiaries or certain permitted stockholders; or

•	our adoption of a plan of liquidation or dissolution.

      Restrictive Covenants. The certificate of designation governing the Series F preferred stock contains certain restrictive covenants which limit our ability to effect a consolidation or merger or sell all or substantially all of our assets and enter into transactions with affiliates.
12.25% Senior Exchangeable Preferred Stock
      As of December 31, 2004, 46,181 shares of our 12.25% preferred stock were authorized and 46,181 shares were outstanding. The 12.25% preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.
      The certificate of designation for our 12.25% preferred stock currently provides for the following rights (see “The Exchange Offer and Consent Solicitation — The Proposed Amendments” for a description of the proposed amendments to the certificate of designation for the 12.25% preferred stock and waivers that we are seeking consents for):
      Voting Rights. The holders of our 12.25% preferred stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the certificate of designation. The certificate of designation provides that, upon the occurrence of a voting rights triggering event, the number of directors constituting the board of directors will be increased by two directors, whom the holders of 12.25% preferred stock will be entitled to elect. Whenever the right of the holders of 12.25% preferred stock to elect directors shall cease, the number of directors constituting the board of directors will be restored to the number of directors constituting the board of directors prior to the time of the event that entitled the holders of 12.25% preferred stock to elect directors.
      Under Oklahoma law, the holders of 12.25% preferred stock will be entitled to vote as a class upon a proposed amendment to our amended and restated certificate of incorporation, whether or not entitled to vote thereon by our amended and restated certificate of incorporation, if the amendment would increase or decrease the par value of the shares of that class, or alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.
      Dividends. The holders of our 12.25% preferred stock are entitled to receive cumulative dividends at the annual rate of 12.25% of the $1,000 per share liquidation preference, as and when declared by the board of directors. We must pay dividends in cash.
      Redemption. We are required to redeem the 12.25% preferred stock on January 15, 2008, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.
      At any time and from time to time, we may redeem the 12.25% preferred stock in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the 12.25% preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning January 15 of each of the following years:

Year	Percentage

2003	106.125%
2004	104.084%
2005	102.042%
2006 and thereafter	100.000%
      Optional Exchange. We may exchange the 12.25% preferred stock in whole, but not in part, into our senior subordinated exchange debentures.
      Change of Control. Upon a change of control, we must make an offer to purchase the 12.25% preferred stock at a purchase price equal to 101% of the liquidation preference of the 12.25% preferred stock, plus accrued and unpaid dividends. A change of control means, with respect to the 12.25% preferred stock, such time as:

•	a stockholder becomes the beneficial owner of more than 35% of the total voting power of our voting stock, on a fully diluted basis, and such ownership represents a greater percentage of the total voting power of our voting stock, on a fully diluted basis, than is held by Everett Dobson and his affiliates on such date, or

•	individuals who on the issue date of such 12.25% preferred stock constituted the board of directors, together with any new directors whose election by the board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of the members of the board of directors then in office who either were members of the board of directors on the issue date or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the board of directors then in office.
      Restrictive Covenants. The certificate of designation that governs the 12.25% preferred stock contains certain restrictive covenants which, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends or make distributions in respect of our capital stock, make investments or certain other restricted payments, sell assets, redeem capital stock, issue or sell stock of restricted subsidiaries, enter into transactions with stockholders or affiliates or effect a consolidation or merger.
13% Senior Exchangeable Preferred Stock
      As of December 31, 2004, 400,297 shares of our 13% preferred stock were authorized and 192,898 shares were outstanding. The 13% preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends.
      The certificate of designation for the 13% preferred stock provides for the following rights (see “The Exchange Offer and Consent Solicitation — The Proposed Amendments” for a description of the proposed amendments to the certificate of designation for the 13% preferred stock and waivers that we are seeking consents for):
      Voting Rights. The holders of our 13% preferred stock have voting rights substantially similar to the voting rights provided to the 12.25% preferred stock.
      Dividends. The holders of 13% preferred stock are entitled to receive cumulative dividends at the annual rate of 13% of the $1,000 per share liquidation preference, as and when declared by the board of directors. We must pay dividends in cash.
      Redemption. We are required to redeem the 13% preferred stock on May 1, 2009, subject to the legal availability of funds therefor, at 100% of the liquidation preference, plus accrued and unpaid dividends.

      At any time and from time to time, we may redeem our 13% preferred stock, in whole or in part, at our option, at a redemption price expressed as a percentage of the liquidation preference of the 13% preferred stock as set forth below, plus accrued and unpaid dividends, if such redemption occurs during the 12-month period beginning May 1 of each of the following years:

Year	Percentage

2004	106.500%
2005	104.333%
2006	102.167%
2007 and thereafter	100.000%
      Optional Exchange. We may exchange our 13% preferred stock in whole, but not in part, for our senior subordinated exchange debentures. The exchange rights are substantially similar to our exchange rights with respect to our 12.25% preferred stock.
      Change of Control. Upon a change of control, which is defined similarly to the same term used in its 12.25% preferred stock, we will be required to make an offer to purchase our outstanding 13% preferred stock at a purchase price equal to 101% of our liquidation preference plus accrued and unpaid dividends.
      Restrictive Covenants. The certificate of designation that governs the 13% preferred stock includes restrictive covenants that are similar to those governing the 12.25% preferred stock.
Foreign Ownership
      Our amended and restated certificate of incorporation restricts the ownership, voting and transfer of our capital stock, including our common stock, in accordance with the Communications Act and the rules of the FCC, which prohibit foreign nationals or their representatives, a foreign government or its representative, or any corporation organized under the laws of a foreign country from owning of record or voting greater than 25% of our equity unless the FCC determines that the public interest would be served by accepting such foreign ownership. In addition, our amended and restated certificate of incorporation authorizes our board of directors to take action to enforce these prohibitions, including requiring redemptions of common stock to the extent necessary to reduce aggregate foreign ownership to lawful limits and placing a legend regarding restrictions on foreign ownership on the certificates representing the common stock.
Oklahoma Anti-Takeover Law and Certain Charter Provisions
      Our amended and restated certificate of incorporation and amended and restated bylaws and the Oklahoma General Corporation Act include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations, in certain circumstances the nullification of voting rights of 20% or more stockholders and the availability of authorized but unissued common stock.

Classified Board of Directors
      Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Stockholders may only remove directors for cause. A staggered board makes it more difficult for stockholders to change the majority of the directors.

Blank Check Preferred Stock
      Our amended and restated certificate of incorporation authorizes blank check preferred stock. Our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue preferred stock in either a private or public transaction. In some circum-

stances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Oklahoma Takeover Statute
      We are subject to Section 1090.3 of the Oklahoma General Corporation Act. In general, Section 1090.3 prevents an “interested stockholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date that person became an interested stockholder, unless:

•	prior to the date such person became an interested stockholder, the board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.
      Section 1090.3 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested stockholder;

•	any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.
      For purposes of Section 1090.3, the term “corporation” also includes majority-owned subsidiaries. In addition, Section 1090.3 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Oklahoma Control Share Act
      If we have 1,000 or more stockholders and meet other conditions, we will be subject to Oklahoma’s Control Share Act. With exceptions, this act prevents holders of more than 20% of the voting power of our stock from voting their shares. This provision may delay the time it takes anyone to gain control of us. Holders of our Class B common stock are presently exempt from the Oklahoma Control Share Act.

Stockholder Action
      With respect to any act or action required of or by the holders of our common stock, the affirmative vote of a majority of the total combined voting power of all classes of our outstanding common stock, voting together as a single class, present in person or represented by proxy at a meeting and entitled to vote thereon, is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided by law or in our amended and restated certificate of incorporation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the total combined voting power of all classes of our outstanding common stock, voting together as a single class for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision relating to the amendment provisions of our amended and restated certificate of incorporation, the indemnification of directors, director liability, alien stock ownership and our board of directors. Our amended and restated certificate of incorporation provides that upon the expiration of the terms of the two directors designated by the former holders of American Cellular’s 9.5% senior subordinated notes, two of our directors will be elected by our Class A common stockholders, voting separately as a class.
      Pursuant to the Oklahoma General Corporation Act, stockholders may take actions without the holding of a meeting by written consent if the consent is signed by the holders of at least the number of shares which would be necessary to approve the transaction at a duly called stockholders’ meeting. If we have 1,000 or more stockholders of record, actions taken by our stockholders by written consent must be unanimous. As of March 31, 2005, Mr. Everett R. Dobson and the other directors and executive officers as a group beneficially owned shares of common stock representing 63.4% of the total combined voting power of all classes of our capital stock entitled to vote, considered as a single class. Pursuant to the rules and regulations of the SEC, if stockholder action is taken by written consent, we will be required to send each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Exculpation
      Directors and officers shall not be personally liable for monetary damages (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature (including, without limitation, attorneys’ fees and disbursements)) for any action taken, or any failure to take any action, unless:

•	the director or officer has breached his or her duty of loyalty to the corporation or its stockholders;

•	the breach or failure to perform constitutes an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	for any transaction from which the director or officer derived an improper personal benefit.

Indemnification
      To the fullest extent permitted by the Oklahoma General Corporation Act, we will indemnify any person who was, is, or is threatened to be made, a party to a proceeding by reason of the fact that he or she:

•	is or was a director, officer, employee or agent; or

•	while a director, officer, employee or agent is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise.
      We have entered into indemnity agreements with each of our directors and executive officers. Under each indemnity agreement, we will pay on behalf of the directors and executive officers and their executors, administrators and heirs, any amount which they are or become legally obligated to pay because of:

•	any claim threatened or made against them by any person because of any act, omission, neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which they commit or suffer while acting in their capacity as a director or officer, or the director or officer of an affiliate; or

•	being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were, or are or were an affiliate’s, director, officer, employee or agent, or are or were serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

      Our indemnity obligations may include payments for damages, charges, judgments, fines, penalties, settlements and court costs, costs of investigation and costs of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supercedes, bail, surety or other bonds. We also intend to provide liability insurance for each of its directors and executive officers.
      Any indemnification of our directors, officers or others pursuant to the foregoing provisions for liabilities arising under the Securities Act are, in the opinion of the SEC, against public policy as expressed in the Securities Act and are unenforceable.

DESCRIPTION OF OTHER INDEBTEDNESS
Dobson Cellular’s Senior Secured Credit Facility
      Dobson Cellular’s senior secured credit facility currently consists of a $75.0 million senior secured revolving credit facility.
      The Dobson Cellular credit facility is guaranteed by us, Dobson Operating Co., and DOC Lease Co., and is secured by first and second priority security interests in all of the tangible and intangible assets of Dobson Cellular. The Dobson Cellular credit facility is not guaranteed by American Cellular or any of its subsidiaries. In connection with the offering by Dobson Cellular of the original notes in November 2004, Dobson Cellular repaid all outstanding borrowings under the Dobson Cellular credit facility totaling $599.5 million and amended it to, among other things, permit additional leverage under certain of the leverage ratios, eliminate the term loan portion of the facility, amend the revolving portion of the facility to provide for maximum borrowing of $75.0 million and shorten the maturity of the credit facility to October 23, 2008. As of December 31, 2004, we had no borrowings under this amended credit facility.
      Under specified terms and conditions, including covenant compliance, the amount available under the Dobson Cellular credit facility may be increased by an incremental facility of up to $200.0 million. We have the right to make no more than four requests to increase the amount of the credit facility, such request must be made at least 12 months prior to the credit termination date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the Dobson Cellular credit facility.
      Dobson Cellular also is required to make mandatory reductions of the Dobson Cellular credit facility with the net cash proceeds received from certain issuances of debt and equity and upon certain asset sales by Dobson Cellular and its subsidiaries.
      The Dobson Cellular credit facility contains covenants that, subject to specified exceptions, limit our ability to:

•	make capital expenditures;

•	sell or dispose of assets;

•	incur additional debt;

•	create liens;

•	merge with or acquire other companies;

•	engage in transactions with affiliates, including dividend restrictions; and

•	make loans, advances or stock repurchases.
10.875% Senior Notes
      In June 2000, we issued $300.0 million in aggregate principal amount of our 10.875% senior notes due 2010 under an indenture with United States Trust Company of New York, as trustee. Subsequently, The Bank of New York became the successor trustee. The existing 10.875% notes are our senior unsecured obligations and are not guaranteed by our subsidiaries.
      During November 2004, a portion of the proceeds from the offering by Dobson Cellular of the original notes, was used to repurchase approximately $1.0 million principal amount of our 10.875% senior notes.
      Redemption. We may redeem the existing 10.875% notes at any time on or after July 1, 2005, at the redemption prices expressed as a percentage of the principal amount set forth below, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date fixed for redemption, if such redemption occurs during the 12-month period beginning on July 1 of each of the following years:

Year	Percentage

2005	105.438%
2006	103.625%
2007	101.813%
2008 and thereafter	100.000%
      In addition, we may redeem our existing 10.875% notes at any time prior to July 1, 2005 at the make-whole premium set forth in the indenture.
      Change of Control. Upon a change of control, we are required to make an offer to purchase the entire outstanding principal amount of our existing 10.875% notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date fixed for redemption. A change of control means:

•	any “person” or “group”, within the meaning of Section 13(d) of 14(d)(2) of the Exchange Act, becomes the ultimate “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of more than 35% of the total voting power of the voting stock of Dobson Communications on a fully diluted basis and such ownership represents a greater percentage of the total voting power of the voting stock of Dobson Communications, on a fully diluted basis, than is held by Everett Dobson and his affiliates on such date;

•	individuals who on the issue date of the existing 10.875% notes constituted the board of directors, together with any new directors whose election by the board of directors or whose nomination for election by Dobson Communications’ stockholders was approved by a vote of at least a majority of the members of the board of directors then in office who either were members of the board of directors on the issue date of the existing 10.875% notes or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the board of directors then in office;

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the combined assets of Dobson Communications and its restricted subsidiaries, taken as a whole, to any person other than a wholly owned restricted subsidiary or the controlling stockholder or any affiliate thereof; or

•	the adoption of a plan of liquidation or dissolution of Dobson Communications.
      Restrictive covenants. The indenture governing our existing 10.875% notes contains certain restrictive covenants which, among other things, limit our ability to incur additional indebtedness, create liens, pay dividends, make investments and other restricted payments, sell assets, enter into transactions with affiliates or effect a consolidation or merger. As of December 31, 2004, we were in compliance with all of these covenants.
      American Cellular is an unrestricted subsidiary for purposes of our 10.875% notes.
8.875% Senior Notes
      In September 2003, we issued $650.0 million in aggregate principal amount of our 8.875% senior notes due 2013 under an indenture with Bank of Oklahoma, National Association, as trustee. These notes are our senior unsecured obligations and are not guaranteed by our subsidiaries.
      Redemption. We may redeem our existing 8.875% notes at any time on or after October 1, 2008, at the redemption prices expressed as a percentage of the principal amount set forth below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if such redemption occurs during the 12-month period beginning on October 1 of each of the following years:

Year	Percentage

2008	104.438%
2009	102.958%
2010	101.479%
2011 and thereafter	100.000%
      In addition, we may redeem our existing 8.875% notes at any time prior to October 1, 2008 at the make-whole premium set forth in the indenture. Prior to October 1, 2006, we may use the proceeds of certain equity offerings to redeem up to 35% of the original principal amount of our existing 8.875% notes at a redemption price of 108.875% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to the redemption date; provided that, in each case, such redemption date occurs within 180 days after consummation of such sale and at least 65% aggregate principal amount of the notes based on the issue date remaining outstanding after the redemption date.
      During November 2004, a portion of the proceeds from the offering by Dobson Cellular of original notes were used to repurchase approximately $174.8 million principal amount of our 8.875% senior notes.
      Change of Control. Upon a change of control, we are required to make an offer to purchase the entire outstanding principal amount of our existing 8.875% notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest and an additional interest, if any, to the purchase date. A change of control means:

•	any “person” or “group”, within the meaning of Section 13(d) of 14(d)(2) of the Exchange Act, becomes the ultimate “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of the voting stock of Dobson Communications on a fully diluted basis;

•	individuals who on the issue date of the existing 8.875% notes constituted the board of directors, together with any new directors whose election by the board of directors or whose nomination for election by Dobson Communication’s stockholders was approved by a vote of at least a majority of the members of the board of directors then in office who either were members of the board of directors on the issue date of the senior notes or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the board of directors then in office;

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the combined assets of Dobson Communications and its restricted subsidiaries, taken as a whole, to any person other than a wholly owned restricted subsidiary or the controlling stockholder or any affiliate thereof; or

•	the adoption of a plan of liquidation or dissolution of Dobson Communications.
      Restrictive covenants. The indenture governing our existing 8.875% notes contains certain restrictive covenants which, among other things, limit our ability to incur additional indebtedness, create liens, pay dividends, make investments and other restricted payments, sell assets, enter into transactions with affiliates or effect a consolidation or merger. As of December 31, 2004, we were in compliance with all of these covenants.
      American Cellular is an unrestricted subsidiary for purposes of our existing 8.875% notes.
Intercompany Subordinated Notes due to Dobson Communications
      In April 2004, Dobson Cellular issued $892.5 million in aggregate principal amount of subordinated notes to Dobson Communications, consisting of a $594.0 million 8.875% subordinated note due March 31, 2011 and a $298.5 million 10.875% subordinated note due March 31, 2011. The aggregate principal amount of intercompany subordinated notes is $767.2 million. Subject to the subordination agreement described below, interest on these notes is payable quarterly in arrears, and accrued but unpaid interest accrues additional interest at the stated rate of the respective note. In connection with the issuance of the intercompany subordinated notes, Dobson Cellular, Dobson Communications and Dobson Operating Co. entered into a subordination agreement with the lenders under the credit agreement pursuant to which the intercompany subordinated notes were made subordinate in right of payment to all borrowings and obligations under the credit agreement.
      Prior to the closing of the offering by Dobson Cellular of the original notes in November 2004, Dobson Cellular, Dobson Communications and Dobson Operating Co. entered into separate subordination agreements with each of the trustees for the notes pursuant to which principal of and interest on all existing and future indebtedness of Dobson Cellular and Dobson Operating Co., or any subsidiary of Dobson Operating Co., due or held by Dobson Communications, including the intercompany subordinated notes, will be made contractually subordinate in right of payment to the notes. In addition, any security interest and lien held by Dobson Communications, if any, in any collateral for the intercompany subordinated notes shall be subordinate to any existing or future security interest and lien held by the trustees, for the benefit of the holders of the notes. Under these new subordination agreements, Dobson Communications, among other things, shall not accelerate, demand, commence any collection or enforcement action, or receive any payment or distribution in respect of the principal of, interest on or any other amount with respect to the intercompany subordinated notes, until the notes and the guarantees of the notes and other secured indebtedness, including Dobson Cellular’s senior secured credit facility, have been paid in full with interest.
      As part of the closing of the offering by Dobson Cellular of the original notes in November 2004, Dobson Cellular and Dobson Communications changed the maturity of the intercompany subordinated notes to a date that is the 91st day after the maturity of the 2012 Notes.

DESCRIPTION OF THE EXCHANGE OFFER
      When Dobson Cellular sold the original notes on November 8, 2004, as a condition to the initial sale of the original notes we, Dobson Cellular and the subsidiary guarantors entered into a registration rights agreement with the initial purchasers of those original notes. Under the registration rights agreement, we, Dobson Cellular and the subsidiary guarantors agreed to file a registration statement regarding the exchange of the original notes for new notes that are registered under the Securities Act. We and Dobson Cellular also agreed to cause the registration statement to become effective with the SEC and to conduct the exchange offer after the registration statement is declared effective. We, Dobson Cellular and the subsidiary guarantors will use our reasonable best efforts to keep the registration statement continuously effective during the exchange offer for no more than 30 days following the consummation of the exchange offer unless we receive written notification on or prior to the 30th day following the consummation of the exchange offer by one or more holders of notes that is a broker-dealer that elects to exchange an original note acquired for its own account as a result of market-making activities or other trading activities for new notes and that such holder has received new notes as to which it will be required to deliver a prospectus upon resale. The registration rights agreement provides that we, Dobson Cellular and the subsidiary guarantors will be required to pay additional interest to the holders of the original notes if:

•	the registration statement is not declared effective by the Commission on or prior to June 6, 2005;

•	the exchange offer has not been completed on or prior to July 6, 2005;

•	the shelf registration statement (if obligated to be filed) is not filed with the Commission and declared effective by the Commission on or prior to 90 days after a shelf filing deadline (as defined below); or

•	the registration statement or shelf registration statement required by the registration rights agreement is filed and declared effective but thereafter ceases to be effective (except as specifically permitted therein) without being succeeded immediately by an additional registration statement or shelf registration statement filed and declared effective.
      Additional interest will be paid for the period of occurrence of any default (but only with respect to one default at any particular time) until the time that no default is in effect, at an amount per annum equal to $0.05 per week per $1,000 principal amount of original notes held during the first 90-day period following the occurrence of such default which rate shall increase by an additional $0.05 per week per $1,000 principal amount of original notes with respect to each subsequent 90-day period until all defaults have been cured, up to a maximum amount of additional interest for all registration defaults of $0.50 per week per $1,000 principal amount of original notes. Additional interest shall be paid on interest payment dates to the holders of record for the payment of interest.
Shelf Registration
      In the registration rights agreement, we, Dobson Cellular and the subsidiary guarantors agreed to file a shelf registration statement if:

i. because of any change in law or applicable interpretations thereof by the Commission’s staff, either we, Dobson Cellular or the subsidiary guarantors determine upon advice of outside counsel that the exchange offer is not permitted to be effected as contemplated by the registration rights agreement;

ii. Dobson Cellular and the subsidiary guarantors are not required to file the registration statement for any reason other than those specified in clause (i) above;

iii. for any reason, the exchange offer is not consummated on or prior to July 6, 2005;

iv. with respect to any holder of original notes, such holder notifies Dobson Cellular in writing following effectiveness of the registration statement and on or prior to the 20th day following consummation of the exchange offer that (A) it is prohibited by applicable law or Commission policy from participating in the exchange offer, or (B) it may not resell the new acquired by it in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the registration statement is not appropriate or available for such resales by such holder, or (C) it is a holder of notes that is a broker-dealer that elects to exchange an original note acquired for its own account as a result of market-making activities or other trading activities for new notes and holds original notes acquired directly from Dobson Cellular or one of its affiliates (it being understood that, for purposes of this section, (x) the requirement that the initial purchasers or the original notes deliver a prospectus containing the information required by Items 507 and/or 508 of Regulation S-K under the Securities Act in connection with sales of new notes acquired in exchange for such original notes shall result in such new notes being not “freely tradeable” and (y) the requirement that a holder of notes that is a broker-dealer that elects to exchange an original note acquired for its own account as a result of market-making activities or other trading activities for new notes, deliver a prospectus in connection with sales of new notes acquired in the exchange offer in exchange for original notes acquired as a result of market-making activities or other trading activities shall not result in such new notes being not “freely tradeable”), the following provisions shall apply (the date on which any event specified in clauses (i) through (iv) above occurs, the “shelf filing deadline”).

      The summary of the registration rights agreement in this prospectus is not complete and is subject to, and is qualified in its entirety by, all the provisions of the registration rights agreement. We urge you to read the entire registration rights agreement carefully. A copy of the registration rights agreement is filed as an exhibit to our Registration Statement on Form S-4 (Registration No. 333-122089) filed on January 18, 2005. We intend to satisfy the same obligations under the registration rights agreement with the registration statement.
Terms of the Exchange Offer

Timing of the Exchange Offer
      Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we and Dobson Cellular will accept for exchange original notes that are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on                     , 2005. However, if we and Dobson Cellular, in our sole discretion, have extended the period of time for which the exchange offer is open, the term “expiration date” means the latest time and date to which we extend the exchange offer.
      As of the date of this prospectus, $825.0 million aggregate principal amount of the original notes are outstanding. This prospectus, together with the accompanying letter of transmittal, is first being sent on or about                     , 2005 to all holders of original notes as of the [RECORD DATE]. Our obligation to accept original notes for exchange in the exchange offer is subject to the conditions described below under the heading “— Conditions to the Exchange Offer.”
      We and Dobson Cellular reserve the right to extend the period of time during which the exchange offer is open. We and Dobson Cellular would then delay acceptance for exchange of any original notes by giving oral or written notice of an extension to the holders of original notes as described below. During any extension period, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us and Dobson Cellular. Any original notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.
      We and Dobson Cellular reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the heading “— Conditions to the Exchange Offer.” We and Dobson Cellular will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes as promptly as practicable. If we and Dobson Cellular materially change the terms of the exchange offer, we and Dobson Cellular will resolicit tenders of the original notes, file a post-effective amendment to the prospectus and provide notice to the noteholders. If the change is made less than five business days before the expiration of the exchange offer, we and Dobson Cellular will extend the offer so that the noteholders have at least five business days to tender or withdraw. We and Dobson

Cellular will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time on that date.
      Original notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple of $1,000.

Form and Terms of the New Notes
      The form and terms of the new notes will be the same as the form and terms of the original notes except that:

•	the new notes may have a different CUSIP number from the original notes;

•	the new notes will be registered under the Securities Act and will not have legends restricting their transfer;

•	the new notes will not contain terms providing for payment of liquidated damages under circumstances relating to the timing of the exchange offer, as described below; and

•	holders of new notes will not be entitled to any registration rights under the registration rights agreement because these rights will terminate when the exchange offer is completed.
No Appraisal or Dissenters’ Rights.
      In connection with the exchange offer, you do not have any appraisal or dissenters’ rights under Oklahoma corporate law or the indentures governing the original notes. We intend to conduct the exchange offer in accordance with the registration rights agreement, the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC related to exchange offers.
Procedures for Tendering
      When the holder of original notes tenders, and we and Dobson Cellular accept, original notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as described below, a tendering holder must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to at the address listed below under the heading “— Exchange Agent;” or

•	if original notes are tendered in accordance with the book-entry procedures listed below, the tendering holder must transmit an agent’s message (as defined below) to the exchange agent at the address listed below under the heading “— Exchange Agent.”
      In addition, either:

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the original notes being tendered into the exchange agent’s account at the Depository Trust Company, the book-entry transfer facility, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.
      The Depository Trust Company will be referred to as DTC in this prospectus.
      The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgment stating the aggregate principal amount of original notes which have been tendered by the tendering holder, that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the tendering holder.

      The method of delivery of original notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal to us.
      If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent’s account.
      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the original notes surrendered for exchange are tendered:

•	by a registered holder of the original notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an “eligible institution.”
      If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is a financial institution, including most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.
      We and Dobson Cellular will determine in our sole discretion all questions as to the validity, form and eligibility of original notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding.
      We and Dobson Cellular reserve the absolute right to reject any particular original note not properly tendered or any which acceptance might, in our judgment or our counsel’s judgment, be unlawful. We and Dobson Cellular also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular original note either before or after the expiration date, including the right to waive the ineligibility of any tendering holder. Our and Dobson Cellular’s interpretation of the terms and conditions of the exchange offer as to any particular original note either before or after the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a reasonable period of time. None of we, Dobson Cellular nor the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of original notes. Nor will we, Dobson Cellular, the exchange agent or any other person incur any liability for failing to give notification of any defect or irregularity.
      If the letter of transmittal is signed by a person other than the registered holder of original notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution.
      If the letter of transmittal or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.
      By tendering, each holder will represent to us that, among other things,

•	the new notes are being acquired in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder; and

•	neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the new notes.

      In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the new notes.
      If any holder or other person is an “affiliate” of Dobson Cellular, as defined under Rule 405 of the Securities Act, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the new notes, that holder or other person can not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
      Each broker-dealer that receives new notes for its own account in exchange for original notes, where the original notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.
Acceptance of Original Notes for Exchange; Delivery of New Notes
      Upon satisfaction or waiver of all of the conditions to the exchange offer, we and Dobson Cellular will accept, promptly after the expiration date, all original notes properly tendered. We and Dobson Cellular will issue the new notes promptly after acceptance of the original notes. For purposes of the exchange offer, we and Dobson Cellular will be deemed to have accepted properly tendered original notes for exchange when, as and if we and Dobson Cellular have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice to be given promptly thereafter. See “— Conditions to the Exchange Offer” below for a discussion of the conditions that must be satisfied before we accept any original notes for exchange.
      For each original note accepted for exchange, the holder will receive an new note having a principal amount equal to that of the surrendered original note. The new notes will bear interest from the most recent date to which interest has been paid on the original notes. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Original notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of original notes whose original notes are accepted for exchange will not receive any payment for accrued interest on the original notes otherwise payable on any interest payment date, the record date for which occurs on or after completion of the exchange offer, and such holder will be deemed to have waived their rights to receive the accrued interest on the original notes. Under the registration rights agreement, we may be required to make additional payments in the form of additional interest to the holders of the original notes under circumstance relating to the timing of the exchange offer.
      In all cases, issuance of new notes for original notes will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of the original notes, into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.
      Unaccepted or non-exchanged original notes will be returned without expense to the tendering holder of the original notes. The non-exchanged original notes will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.
Book-Entry Transfers
      The exchange agent will make a request to establish an account for the original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of original notes by causing

DTC to transfer those original notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. This participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered original notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant. Delivery of new notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address listed below under the heading “— Exchange Agent” on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.
Guaranteed Delivery Procedures
      If a registered holder of original notes desires to tender the original notes, and the original notes are not immediately available, or time will not permit the holder’s original notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of the letter of transmittal, and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery,

(1) stating the name and address of the holder of original notes being tendered and the amount of original notes tendered,

(2) stating that the tender is being made; and

(3) guaranteeing that within three Nasdaq National Market trading days after the expiration date, a book-entry confirmation together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	a book-entry confirmation together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three Nasdaq National Market trading days after the expiration date.
Withdrawal Rights
      Tenders of original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.
      For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated below under the heading “— Exchange Agent” before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the principal amount of the original notes;

•	contain a statement that the holder is withdrawing his election to have the original notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the original notes register the transfer of the original notes in the name of the person withdrawing the tender; and

•	specify the name in which the original notes are registered, if different from that of the depositor.
      Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of such facility. We and Dobson Cellular will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal and our determination will be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange. No new notes will be issued unless the original notes so withdrawn are validly re-tendered. Any original notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to the tendering holder without cost to the holder. The original notes will be credited to an account maintained with DTC for the original notes. The original notes will be credited to the DTC account as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be re-tendered by following the procedures described above under the heading “— Procedures for Tendering” above at any time on or before 5:00 p.m., New York City time, on the expiration date.
Conditions to the Exchange Offer
      Notwithstanding any other provision of the exchange offer, we, Dobson Cellular and the subsidiary guarantors will not be required to accept for exchange, or to issue new notes in exchange for, any original notes, and may terminate or amend the exchange offer, if at any time before the acceptance of the original notes for exchange or the exchange of the new notes for the original notes, any of the following events occurs:

•	the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair the ability of us, Dobson Cellular or the subsidiary guarantors to proceed with the exchange offer, and any material adverse development shall have occurred in any existing action or proceeding with respect to us, Dobson Cellular or the subsidiary guarantors; and

•	governmental approvals shall not have been obtained, which approvals we, Dobson Cellular or the subsidiary guarantors deem necessary or advisable for the consummation of the exchange offer.
      These conditions to the exchange offer are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right.
      In addition, we will not accept for exchange any original notes tendered, and no new notes will be issued in exchange for any original notes, if at this time any stop order is threatened or in effect relating to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.
      As a condition to your participation in the exchange offer pursuant to the terms of the registration rights agreement, you shall furnish, upon the request of Dobson Cellular, prior to the consummation thereof, a written representation to Dobson Cellular (which may be contained in the accompanying letter of transmittal, to the effect that

•	you are not an affiliate of Dobson Cellular;

•	you are not engaged in, and do not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the new notes to be issued in the exchange offer;

•	you are acquiring the new notes in ordinary course of business; and

•	if you are a broker-dealer and elect to exchange an original note acquired for its own account as a result of market-making activities or other trading activities for new notes, that you will deliver a prospectus in connection with any resale of such new notes.
In addition, you shall otherwise cooperate in our, Dobson Cellular’s and the guarantors’ preparations for the exchange offer. You hereby acknowledge and agree that any broker-dealer and any such holder using the exchange offer to participate in a distribution of the new notes to be acquired in the exchange offer (1) could not under Commission policy as in effect on the date of registration rights agreement rely on the position of the Commission enunciated in Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission’s letter to Shearman & Sterling dated July 2, 1993, and similar no-action letters, and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K if the resales are of new notes obtained by you in exchange for original notes acquired by you directly from us or Dobson Cellular.
Exchange Agent
      We have appointed           as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address indicated below. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:
Main Delivery To:                     , Exchange Agent

By Mail:	By Hand or Overnight Courier:
Attn:	Attn:
By Facsimile Transmission
(for Eligible Institutions only):

Confirm by Telephone:

      If you deliver the letter of transmittal to an address other than any address indicated above or transmit instructions via facsimile other than any facsimile number indicated, then your delivery or transmission will not constitute a valid delivery of the letter of transmittal.
Transfer Taxes
      Holders who tender their original notes for exchange will not be obligated to pay any transfer taxes in connection with exchange, except that holders who instruct us to register new notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Original Notes
      Holders who desire to tender their original notes in exchange for new notes should allow sufficient time to ensure timely delivery. Neither the exchange agent nor are we or Dobson Cellular under any duty to give notification of defects or irregularities with respect to the tenders of notes for exchange.
      Original notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes and in the offering memorandum dated November 8, 2004, relating to the original notes. Except in limited circumstances with respect to specific types of holders of original notes, we or Dobson Cellular will have no further obligation to provide for the registration under the Securities Act of such original notes. In general, original notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We and Dobson Cellular do not currently anticipate that we will take any action to register the original notes under the Securities Act or under any state securities laws.
      Upon completion of the exchange offer, you will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.
      Holders of the new notes and any original notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.
Consequences of Exchanging Original Notes
      Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, we believe that the new notes may be offered for resale, resold or otherwise transferred by holders after the exchange offer other than by any holder who is one of our “affiliates” (as defined in Rule 405 under the Securities Act). Such notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

a. such new notes are acquired in the ordinary course of such holder’s business; and

b. such holder, other than broker-dealers, has no arrangement or understanding with any person to participate in the distribution of the new notes.
      However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.
      Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

a. it is not an affiliate of Dobson Cellular;

b. it is not engaged in, and does not intend to engage in, a distribution of the new notes and has no arrangement or understanding to participate in a distribution of new notes; and

c. it is acquiring the new notes in the ordinary course of its business.
      Each broker-dealer that receives new notes for its own account in exchange for original notes must acknowledge that such original notes were acquired by such broker-dealer as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution” for a discussion of the exchange offer and resale obligations of broker-dealers in connection with the exchange offer.
      In addition, to comply with state securities laws of certain jurisdictions, the new notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the notes. We have agreed in the registration rights agreement that, prior to any public offering of transfer restricted securities, we will register or qualify the transfer restricted securities for offer or sale under the securities laws of any jurisdiction requested by a holder. Unless a holder requests, we currently do not intend to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available. “Transfer restricted securities” means each original note until:

a. the date on which such original note has been exchanged by a holder other than a broker-dealer for a new note in the exchange offer;

b. following the exchange by a broker-dealer in the exchange offer of a new note, the date on which the new note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus;

c. the date on which such original note has been effectively registered under the Securities Act and disposed of in accordance with a shelf registration statement filed in accordance with the registration rights agreement; or

d. the date on which such original note is distributed to the public in a transaction under Rule 144 of the Securities Act.

DESCRIPTION OF THE NEW NOTES
      The terms of the new notes to be issued in the exchange offer are identical in all material respects to the terms of the original notes, except for the transfer restrictions relating to the original notes. In this “Description of the New Notes,” “Dobson,” “we,” “our” and “us” refer only to Dobson Cellular Systems, Inc. and not to any of its subsidiaries; “Parent” refers to Dobson Communications Corporation; and “DOC” refers to Dobson Operating Co. LLC.
      Dobson will issue (i) the new 2011 Fixed Rate Notes and the new 2011 Floating Rate Notes under an indenture (the “2011 indenture”) dated as of November 8, 2004, among itself, Parent, DOC, the Initial Subsidiary Guarantors and Bank of Oklahoma, National Association, as the trustee for the 2011 Notes and (ii) the new 2012 Notes under an indenture (the “2012 indenture”), dated as of November 8, 2004, among itself, Parent, DOC, the Initial Subsidiary Guarantors and BNY Midwest Trust Company, as the trustee for the 2012 Notes. Any original notes that remain outstanding after the exchange offer, together with the new notes, will be treated as a single class of securities under the indenture for voting purposes.
      Unless otherwise designated, when we refer to the “note” or “notes”, we are referring to both the original notes and the new notes. All references to the “new notes” in this “Description of the New Notes” section of this prospectus shall mean the new 2011 Fixed Rate Notes, the new 2011 Floating Rate Notes and/or the new 2012 Notes, and all references to the “indentures” shall mean the 2011 indenture and the 2012 indenture collectively. All references to the 2011 Fixed Rate Notes, the 2011 Floating Rate Notes and/or the 2012 Notes, shall mean the original and new notes for each respective note. All references to the “2011 Notes” shall mean the 2011 Fixed Rate Notes and the 2011 Floating Rate Notes collectively. When we refer to “holders” of the notes, we are referring to those persons who are the registered holders of the notes on the books of the registrar appointed under the indenture. All references to the “trustee” shall mean the trustee under the 2011 indenture (if with respect to the 2011 indenture or the 2011 Fixed Rate Notes or the 2011 Floating Rate Notes, as applicable) or the trustee under the 2012 indenture (if with respect to the 2012 indenture or the 2012 Notes) or to all trustees collectively, as the context suggests. The terms of the Notes include those stated in the indentures and those made part of the indentures by reference to the Trust Indenture Act of 1939.
      The following description is a summary of the provisions of the indentures we consider material. It does not restate those indentures in their entirety. We urge you to read the indentures because they, and not this description, define your rights as holders of the notes. The Security Documents define the terms of the pledge agreements and security agreements that will secure the Notes. Copies of the indentures and the Security Documents are available as set forth below under “— Where You Can Find More Information.” You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.”
      Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indentures.
      The registered holder of a note will be treated as its owner for all purposes. Only registered holders will have rights under the indentures.
Brief Description of the Notes and Ranking

2011 Notes
      The 2011 Notes will:

•	be senior obligations of Dobson;

•	be secured by security interests as described below under “Collateral;”

•	be unconditionally guaranteed on a senior basis by Parent and DOC, and on a senior secured basis by all of Dobson’s current direct and indirect Wholly Owned Subsidiaries and all of Dobson’s future Domestic Restricted Subsidiaries;

•	rank equally in right of payment with all existing and future Pari Passu Indebtedness of Dobson (including the 2012 Notes and any Indebtedness under the Dobson Credit Agreement); and

•	rank senior in right of payment to all existing and future Indebtedness of Dobson that expressly provides for its subordination to the 2011 Notes.

2012 Notes
      The 2012 Notes will:

•	be senior obligations of Dobson;

•	be secured by security interests as described under “Collateral”;

•	be unconditionally guaranteed on a senior basis by Parent and DOC, and on a senior secured basis by all of Dobson’s current direct and indirect Wholly Owned Subsidiaries and all of Dobson’s future Domestic Restricted Subsidiaries;

•	rank equally in right of payment with all existing and future Pari Passu Indebtedness of Dobson (including the 2011 Notes and any Indebtedness under the Dobson Credit Agreement); and

•	rank senior in right of payment to all existing and future Indebtedness of Dobson that expressly provides for its subordination to the 2012 Notes.
      In the future, subject to the limitations set forth in the indentures, Dobson and the Subsidiary Guarantors may incur additional Indebtedness that may be entitled to the benefits of the First Priority Liens created in the Collateral pursuant to the Security Documents. If such additional First Lien Obligations are incurred, they would be secured equally and ratably with the 2011 Notes or the Subsidiary Guarantees with respect to the 2011 Notes, as the case may be, with respect to the Primary Collateral, and secured on a priority basis ahead of the 2011 Notes or the applicable Subsidiary Guarantees with respect to the 2011 Notes, as the case may be, with respect to the Other Collateral. Such First Lien Obligations would be secured on a priority basis ahead of the 2012 Notes or the Subsidiary Guarantees with respect to the 2012 Notes, as the case may be. In the event that holders of First Lien Obligations exercise their rights with respect to the Collateral, those Holders (including Holders of the 2011 Notes) would be entitled to be repaid in full from the proceeds from the sale of the Collateral before those proceeds would be available for distribution to Holders of the 2012 Notes. In addition, subject to the covenants described in this Description of the Notes, Dobson may issue additional 2011 Notes or 2012 Notes. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the 2012 Notes unless all First Lien Obligations are paid in full. Holders of the Notes will be entitled to be repaid in full from the proceeds from the sale of Collateral before any amounts would be available for distribution to unsecured creditors. Under the indentures, Dobson and its Subsidiaries will be able to incur additional secured debt in the future. The covenants in the indentures do not apply to Parent or DOC except for the covenant described below under “— Consolidation, Merger and Sale of Assets.” See “Risk Factors — Risks Related to the Notes — Our substantial indebtedness and preferred stock and Dobson Cellular’s substantial indebtedness could adversely affect our and Dobson Cellular’s financial health and prevent us or Dobson Cellular from fulfilling our or Dobson Cellular’s obligations under the notes and note guarantees.” Pursuant to the indentures for the Notes, Capital Stock in DOC or Dobson may not be subject to Liens to secure any Indebtedness, other than Indebtedness pursuant to the Credit Agreements (including the Dobson Credit Agreement) or the indentures for the Notes.
      The assets of any Subsidiary that does not guarantee the notes will not constitute Collateral (as defined below) and will be subject to the prior claims of all creditors of that Subsidiary, including trade creditors. Under the indentures, Dobson will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Dobson’s Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indentures and will not guarantee the notes. In the event of a bankruptcy, administrative receivership, composition, insolvency, liquidation or reorganization of any of the non-guarantor Subsidiaries, such Subsidiaries will pay the holders of their liabilities, including trade payables, before any of their assets would become available to pay creditors of Dobson and its Restricted Subsidiaries (including Holders of the notes). See “Risk Factors — Risks Related to the Notes-Not all of Dobson Cellular’s subsidiaries will guarantee the notes.” On the Issue Date, all Subsidiaries of Dobson will be Restricted Subsidiaries.

Principal, Maturity and Interest
      Dobson issued $825.0 million aggregate principal amount of notes in the original offering, $250.0 million of which are 2011 Fixed Rate Notes, $250.0 million of which are 2011 Floating Rate Notes, and $325.0 million of which are 2012 Notes. The 2011 Notes will mature on November 1, 2011, and the 2012 Notes will mature on November 1, 2012. Interest on the new notes will accrue from the most recent date to which interest has been paid on the original notes.

2011 Fixed Rate Notes
      Interest on the 2011 Fixed Rate Notes will accrue at the rate of 8.375% per annum and will be payable semi-annually in arrears on May 1 and November 1. Dobson will make each interest payment to the Holders of record on the immediately preceding April 15 and October 15.
      Interest on the new notes will accrue from the most recent date to which interest has been paid on the original notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

2011 Floating Rate Notes
      The 2011 Floating Rate Notes will bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.75% as determined by the calculation agent (the “Calculation Agent”), which shall initially be the trustee.
      Set forth below is a summary of certain of the defined terms used in the 2011 indenture relating to the calculation of interest on the 2011 Floating Rate Notes.
      “LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for three-month periods beginning on the first day of such Interest Period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a three-month period beginning on the first day of such Interest Period. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the first day of such Interest Period. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.
      “Determination Date,” with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.
      “Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include January 31, 2005.
      “London Banking Day” is any day in which dealings in United States dollars are transacted or with respect to any future date, are expected to be transacted in the London interbank market.
      “Representative Amount” means a principal amount of not less than U.S.$1,000,000 for a single transaction in the relevant market at the relevant time.

      “Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).
      The amount of interest for each day that the 2011 Floating Rate Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the 2011 Floating Rate Notes. The amount of interest to be paid on the 2011 Floating Rate Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).
      The interest rate on the 2011 Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. The Calculation Agent will, upon the request of the Holder of any 2011 Floating Rate Note, provide the interest rate then in effect with respect to the 2011 Floating Rate Notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on Dobson, Parent, the Subsidiary Guarantors and the Holders of the 2011 Floating Rate Notes. Interest on the 2011 Floating Rate Notes will be payable quarterly (to Holders of record at the close of business on the January 15, April 15, July 15 or October 15 immediately preceding the applicable interest payment date) on February 1, May 1, August 1 and November 1 of each year.

2012 Notes
      Interest on the 2012 Notes will accrue at the rate of 9.875% per annum and will be payable semiannually in arrears on May 1 and November 1. Dobson will make each interest payment to the Holders of record on the immediately preceding April 15 and October 15. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional Notes
      Dobson may issue additional notes from time to time under the indentures, which would be secured by First Priority Liens, Second Priority Liens or (with respect to the Other Collateral to secure additional 2012 Notes only) Third Priority Liens. Any offering of additional notes will be subject to the covenant described below under the caption “— Covenants — Incurrence of Indebtedness” and “— Covenants — Liens.” The 2011 Fixed Rate Notes and any additional 2011 Fixed Rate Notes subsequently issued under the 2011 indenture will be treated as a single class for all purposes under such indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The 2011 Floating Rate Notes and any additional 2011 Floating Rate Notes subsequently issued under the 2011 indenture will be treated as a single class for all purposes under such indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The 2012 Notes and any additional 2012 Notes subsequently issued under the 2012 indenture will be treated as a single class for all purposes under such indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Dobson will issue notes in denominations of $1,000 and integral multiples of $1,000.
Guarantees
      Payment of the principal of, premium, if any, and interest on the notes and all other obligations of Dobson under the indentures and under the notes will be guaranteed, jointly and severally, on a senior basis by Parent and DOC (collectively, the “Parent Guarantee”) and Dobson’s current Wholly Owned Subsidiary. In addition, each future Domestic Restricted Subsidiary will guarantee the payment of the principal of, premium, if any, and interest on the notes.

      The obligations of each Subsidiary Guarantor under its Note Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable Federal or state laws. Each Guarantor that makes a payment or distribution under its Note Guarantee will be entitled to contribution from any other Guarantor.
      The Note Guarantee issued by any Subsidiary Guarantor will be automatically and unconditionally released and discharged upon (a) any sale, exchange or transfer to any Person (other than an Affiliate of Dobson) of all of the Capital Stock of such Subsidiary Guarantor or (b) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary, in each case in compliance with the terms of the relevant indenture.
Collateral
      The notes, Note Guarantees and the Note Obligations will be secured by Liens granted to the Collateral Trustee on all of the Capital Stock in DOC and Dobson and substantially all of the tangible and intangible personal property, real property and fixtures of DOC, Dobson and the Subsidiary Guarantors, including Capital Stock of Dobson’s indirect or direct Subsidiaries, whether now owned or hereafter acquired (collectively, the “Collateral”), subject to certain Permitted Liens and except as otherwise provided below. The Current Assets are collectively referred to as the “Other Collateral,” and the Collateral, excluding the Other Collateral, is collectively referred to as the “Primary Collateral.” The Liens securing the 2011 Notes, the Note Guarantees with respect to the 2011 Notes and the 2011 Note Obligations will be secured by First Priority Liens (having equal priority with the Liens securing the Dobson Credit Agreement) on the Primary Collateral, and by Second Priority Liens on the Other Collateral. The Liens securing the 2012 Notes, the Note Guarantees with respect to the 2012 Notes and the 2012 Note Obligations will be secured by Second Priority Liens on the Primary Collateral, and Third Priority Liens on the Other Collateral. See “Risk Factors — Risks Related to the Notes — If there is a default, the value of the collateral may not be sufficient to repay holders of the notes. The Collateral securing the 2012 Notes is subject to prior claims by certain creditors, including lenders under Dobson Cellular’s senior secured credit facility and holders of the 2011 Notes. The Other Collateral securing the 2011 Notes is subject to prior claims by certain creditors, including lenders under Dobson Cellular’s senior secured credit facility.”
      The Collateral includes, without limitation:

(1) all Pledged Stock and all other Investment Property issued from time to time by DOC and any Subsidiary of DOC now owned by Parent or at any time hereafter acquired by Parent or in which Parent now has or at any time in the future may acquire any right, title or interest, and all Proceeds and products of any and all such Pledged Stock and other Investment Property, all Supporting Obligations in respect of any such Pledged Stock and other Investment Property and all collateral security and Guarantees given by any Person with respect to any such Pledged Stock and other Investment Property;

(2) all Accounts, Chattel Paper, Deposit Accounts, Documents, Equipment, General Intangibles, Instruments, Intellectual Property, Inventory, Investment Property, Letter-of-Credit Rights, Goods and other property not otherwise described in clause (1) or this clause (2), of DOC, Dobson or any Subsidiary Guarantor now owned or at any time hereafter acquired by DOC, Dobson or such Subsidiary Guarantor or in which DOC, Dobson or such Subsidiary Guarantor now has or at any time in the future may acquire any right, title or interest;

(3) all other assets or property not listed in the preceding clauses (1) or (2) that comprise the collateral securing the Dobson Credit Agreement from time to time; and

(4) all books and records pertaining to the Collateral, and to the extent not otherwise included, all Proceeds and products of any and all of the foregoing listed in the preceding clause (2) and in this clause (4), all Supporting Obligations in respect of any of the foregoing and all collateral security and Guarantees given by any Person with respect to any of the foregoing listed in the preceding clause (2) and in this clause (4), of Dobson and each Subsidiary Guarantor now owned or at any time hereafter acquired by Dobson or such Subsidiary Guarantor or in which Dobson or such Subsidiary Guarantor now has or at any time in the future may acquire any right, title or interest.

      In addition, each Collateral Trustee will be named as an additional insured and a loss payee in all of the insurance policies of Dobson and the Guarantors that cover assets that constitute Collateral.
      The Collateral will not include (collectively, the “Excluded Assets”) (a) any Intangible Asset, in each case only to the extent that the grant by Dobson or the relevant Subsidiary Guarantor of a security interest pursuant to the Security Documents in Dobson’s or such Subsidiary Guarantor’s right, title and interest in such Intangible Asset (i) is prohibited by legally enforceable provisions of any contract, agreement, instrument or indenture governing such Intangible Asset, (ii) would give any other party to such contract, agreement, instrument or indenture a legally enforceable right to terminate its obligations thereunder, (iii) is permitted only with the consent of another party, if the requirement to obtain such consent is legally enforceable and such consent has not been obtained or (iv) with respect to any FCC License, is prohibited pursuant to the Communications Act or other applicable rules and regulations of the FCC; provided that in any event any Receivable or any money or other amounts due or to become due under any such contract, agreement, instrument, indenture or Intangible Asset shall not be Excluded Assets to the extent that any of the foregoing is (or if it contained a provision limiting the transferability or pledge thereof would be) rendered ineffective by Section 9-406 of the New York UCC, (b) any Foreign Subsidiary Voting Stock excluded from the definition of “Pledged Stock” and (c) any Existing Tower Assets. Notwithstanding the immediately preceding sentence, if at any time such property or asset ceases to be an Excluded Asset, then the right to receive, and any interest in, all Proceeds of, or monies or other consideration received from or attributable to the sale, transfer, assignment or other disposition of such assets shall not constitute Excluded Assets.
      On the Issue Date, Dobson and the Guarantors entered into the Security Documents, which provided for a grant of a security interest in (1) the Primary Collateral to be granted in favor of (a) the Collateral Trustee for the benefit of the Holders of the 2011 Notes on a first priority basis and (b) the Collateral Trustee for the benefit of the Holders of the 2012 Notes on a second priority basis, and (2) the Other Collateral to be granted in favor of (a) the Collateral Agent for the benefit of the Holders of the 2011 Notes on a second priority basis and (b) the Collateral Agent for the benefit of the Holders of the 2012 Notes on a third priority basis. The security interests in the Primary Collateral with respect to the 2011 Notes will secure on a first priority basis, equally and ratably with any other First Lien Obligations (including the Obligations arising under the Dobson Credit Agreement and related documents), the payment and performance when due of the 2011 Notes, the Note Guarantees with respect to the 2011 Notes and the 2011 Note Obligations under the terms of the 2011 indenture, the 2011 Notes, the Note Guarantees in respect thereof and the Security Documents. The security interests in the Other Collateral with respect to the 2011 Notes will secure on a second priority basis, junior to the First Lien Obligations, the payment and performance when due of the 2011 Notes, the Note Guarantees with respect to the 2011 Notes and the 2011 Note Obligations under the terms of the 2011 indenture, the 2011 Notes, the Note Guarantees and the Security Documents. The security interests in the Primary Collateral with respect to the 2012 Notes will secure on a second priority basis, junior to the First Lien Obligations, the payment and performance when due of the 2012 Notes, the Note Guarantees with respect to the 2012 Notes and the 2012 Note Obligations under the terms of the 2012 indenture, the 2012 Notes, the Note Guarantees and the Security Documents. The security interests in the Other Collateral with respect to the 2012 Notes will secure on a third priority basis, junior to the First Lien Obligations and the Second Lien Obligations, the payment and performance when due of the 2012 Notes, the Note Guarantees with respect to the 2012 Notes and the 2012 Note Obligations under the terms of the 2012 indenture, the 2012 Notes, the Note Guarantees and the Security Documents.
      Parent will, and will cause each of DOC and the Subsidiary Guarantors to, do or cause to be done all acts and things which may be required, or which the trustee from time to time may reasonably request, to assure and confirm that the Collateral Trustee holds, for the benefit of the Holders of the notes, duly created, enforceable and perfected Liens upon the Collateral as contemplated by the indentures, the Intercreditor Agreement and the Security Documents.
      The Liens in favor of a Collateral Trustee under the Security Documents will be released in whole:

(1) upon payment in full of the principal of, and accrued and unpaid interest and premium, if any, and Additional Interest, if any, on all applicable outstanding notes and payment in full of all other Note

Obligations with respect to all such notes that are due and payable at or prior to the time such principal, accrued and unpaid interest and premium are paid; or

(2) upon a defeasance of the applicable notes or a discharge of the applicable indenture in accordance with the provisions described below under the caption “— Defeasance and Discharge.”

      The Liens in favor of each Collateral Trustee under the Security Documents will be released with respect to any asset constituting Collateral (other than Capital Stock of DOC or Dobson), if:

(1) the asset has been sold or otherwise disposed of by Dobson or a Subsidiary Guarantor to a Person other than Dobson or a Restricted Subsidiary in a transaction permitted by and in accordance with the indentures and any outstanding Credit Agreement (including the Dobson Credit Agreement), at the time of such sale or disposition; or

(2) the asset is owned or has been acquired by a Subsidiary Guarantor that has been released from its Subsidiary Guarantee in accordance with the terms of the indentures (including by virtue of a Subsidiary Guarantor becoming an Unrestricted Subsidiary) and such lien shall be released by the terms of any outstanding Credit Agreement (including the Dobson Credit Agreement); or

(3) the Collateral Trustee or the Credit Agreement Agent, in accordance with the provisions set forth in the Intercreditor Agreement, exercises any remedies in respect to such asset, including any sale or other disposition thereof.
      Dobson, subject to compliance by Dobson and its Restricted Subsidiaries with the “— Incurrence of Indebtedness” covenant and the “— Liens” covenant, has the ability to issue additional 2011 Notes or 2012 Notes having identical terms and conditions to such notes.
Additional Collateral; Acquisition of Assets or Property
      Concurrently with the acquisition (including, without limitation, through the designation, acquisition or creation of a new Restricted Subsidiary) by DOC, Dobson or any Subsidiary Guarantor of any Property comprising the Collateral hereafter acquired by DOC, Dobson or any Subsidiary Guarantor, DOC or Dobson shall, or shall cause such Subsidiary Guarantor, as the case may be, to, as promptly as practicable, subject to obtaining the consents contemplated by the next succeeding paragraph:

(1) execute and deliver to the relevant Collateral Trustee, such Security Documents and take such other actions as shall be necessary to create, perfect and protect a Lien in favor of such Collateral Trustee on such assets or property (to the extent permitted by applicable law, in the case of FCC Licenses, and to the extent otherwise required to be perfected in accordance with the terms of the Security Documents);

(2) with respect to any fee interest in any tract (or series of tracts at the same location) of real property having a Fair Market Value (together with improvements thereof) of at least $3.0 million acquired after the Issue Date by DOC, Dobson or any Subsidiary Guarantor, promptly (a) execute and deliver a Mortgage in favor of each Collateral Trustee, creating a first priority security interest for the benefit of the Holders of the 2011 Notes and a second priority security interest for the benefit of the Holders of the 2012 Notes, covering such real property, and (b) deliver to each Collateral Trustee title and extended coverage insurance covering such real property in an amount at least equal to the purchase price of such real property, with local fixture filings being made in respect of fixtures associated with such real property; and

(3) promptly deliver to each Collateral Trustee such opinions of counsel, if any, as such Collateral Trustee may reasonably require with respect to the foregoing (including opinions as to enforceability and perfection of security interests).
      Also, if the granting or perfection of a security interest in such property (other than with respect to the FCC Licenses and Authorizations) requires the consent or agreement of a third party, Dobson will use commercially reasonable efforts to obtain such consent as promptly as practicable with respect to the Lien for the benefit of the relevant Collateral Trustee.

Perfection and Non-Perfection of Security in Collateral
      The security interests created by the Security Documents with respect to deposit accounts and security accounts will be perfected, except that, in accordance with the Security Documents, up to $10.0 million of cash, Cash Equivalents and other marketable securities and investments are allowed not to be subject to security interests created under the Security Documents. In addition, the notes will not have a perfected security interest in fixtures and certain other personal property to the extent perfection cannot be effected through filings under the Uniform Commercial Code. To the extent that the security interests created by the Security Documents with respect to any Collateral are not perfected, the Collateral Trustee’s rights will be equal to the rights of the general unsecured creditors of Dobson and the Guarantors in the event of a bankruptcy. Outside of bankruptcy, the security interests of certain lien holders, such as judgment creditors and any creditors who obtain a perfected security interest in any items of Collateral in which the Collateral Trustee’s security interest is unperfected, would take priority over the Collateral Trustee’s interests in the Collateral. Accordingly, there can be no assurance that the assets in which the Collateral Trustee’s security interest is unperfected will be available upon the occurrence of an event of default or a default under the other secured obligations to satisfy the obligations under the Notes. In addition, certain assets may be subject to existing Permitted Liens that would take priority over any liens granted in such assets under the Security Documents.
Intercreditor Agreement
      On the Issue Date, Dobson, the Guarantors, the Credit Agreement Agent, each Collateral Trustee, the trustee for the 2011 Notes and the trustee for the 2012 Notes entered into an Intercreditor Agreement substantially in the form attached to the indentures. Pursuant to the terms of the Intercreditor Agreement,

(1) the 2011 Notes trustee agreed, on behalf of the Holders of the 2011 Notes, that the security interests in the Other Collateral created pursuant to the Security Documents, insofar as securing the 2011 Notes, the Note Guarantees in respect of the 2011 Notes and the 2011 Note Obligations, are junior in priority, operation and effect to the security interests created pursuant to the Security Documents, insofar as securing the First Lien Obligations (including the Dobson Credit Agreement), notwithstanding any provisions of applicable law to the contrary, or the fact that the security interests in respect of the First Lien Obligations are subordinated, voided, avoided, invalidated or lapsed. The Holders of the 2011 Notes and the 2011 Notes trustee agreed (among other things) not to contest the security interests securing any First Lien Obligations in respect of the Other Collateral. All proceeds of Other Collateral received by the Collateral Trustee resulting from the sale, collection or other disposition of Other Collateral at any time during a First Lien Obligation Period will be required to be applied to the First Lien Obligations until such Obligations are paid in full. At any other time, the Collateral Trustee will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Other Collateral received by it under the Security Documents ratably to the 2011 Notes trustee for the ratable benefit of the Holders of the 2011 Notes (and to the representative of the holders of any other Indebtedness permitted to be incurred under the Indentures and secured on a pari passu basis with the 2011 Notes in respect of such Other Collateral),

(2) the 2012 Notes trustee agreed, on behalf of the Holders of the 2012 Notes, that the security interests in the Primary Collateral created pursuant to the Security Documents, insofar as securing the 2012 Notes, the Note Guarantees in respect of the 2012 Notes and the 2012 Note Obligations, are junior in priority, operation and effect to the security interests created pursuant to the Security Documents, insofar as securing the First Lien Obligations (including the Dobson Credit Agreement, and the 2011 Notes, the Note Guarantees in respect of the 2011 Notes and the 2011 Note Obligations), notwithstanding any provisions of applicable law to the contrary, or the fact that the security interests in respect of the First Lien Obligations in the Primary Collateral are subordinated, voided, avoided, invalidated or lapsed. The Holders of the 2012 Notes and the 2012 Notes trustee agreed (among other things) not to contest the security interests securing any First Lien Obligations in respect of the Primary Collateral. All proceeds of the Primary Collateral received by the Collateral Trustee or the 2012 Notes Trustee resulting from the sale, collection or other disposition of the Primary Collateral at any time during a First Lien

Obligation Period will be required to be applied to the First Lien Obligations until such Obligations are paid in full. At any other time, the Collateral Trustee will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Primary Collateral received by it under the Security Documents ratably to the 2012 Notes trustee for the ratable benefit of the Holders of the 2012 Notes (and to the representative of the holders of any other Indebtedness permitted to be incurred under the indentures and secured on a pari passu basis with the 2012 Notes in respect of such Primary Collateral), and

(3) the 2012 Notes trustee will agree, on behalf of the Holders of the 2012 Notes, that the security interests in the Other Collateral created pursuant to the Security Documents, insofar as securing the 2012 Notes, the Note Guarantees in respect of the 2012 Notes and the 2012 Note Obligations, are junior in priority, operation and effect to the security interests created pursuant to the Security Documents, insofar as securing the First Lien Obligations (including Dobson Credit Agreement) and the Second Lien Obligations (including the 2011 Notes, the Note Guarantees in respect of the 2011 Notes and the 2011 Note Obligations), notwithstanding any provisions of applicable law to the contrary, or the fact that the security interests in respect of the First Lien Obligations and the Second Lien Obligations in respect of the Other Collateral are subordinated, voided, avoided, invalidated or lapsed. The Holders of the 2012 Notes and the 2012 Notes trustee will agree (among other things) not to contest the security interests securing any First Lien Obligations or Second Lien Obligations in the Other Collateral. All proceeds of the Other Collateral received by the Collateral Trustee or the 2012 Notes Trustee resulting from the sale, collection or other disposition of the Other Collateral at any time during a First Lien Obligation Period or a Second Lien Obligation Period, as the case may be, will be required to be applied first to the First Lien Obligations and then to the Second Lien Obligations until such Obligations are paid in full. At any other time, the Collateral Trustee will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Other Collateral received by it under the Security Documents to the 2012 Notes trustee for the ratable benefit of the Holders of the 2012 Notes (and to the representative of the holders of any other Indebtedness permitted to be incurred under the indentures and secured on a pari passu basis with the 2012 Notes in respect of such Other Collateral).

      In the event that, after the Issue Date, Dobson and the Guarantors designate any additional First Lien Obligations, Second Lien Obligations or Third Lien Obligations, holders of such Obligations (or a trustee or agent on their behalf) will become a party to the Intercreditor Agreement and shall be entitled to the benefits of the Intercreditor Agreement and the First Priority Liens, the Second Priority Liens or the Third Priority Liens, as the case may be, created under the Security Documents in favor of the Collateral Trustee. The Intercreditor Agreement provides that, (i) as among the holders of the First Lien Obligations, any instructions to be given to the First Lien Collateral Representative by such holders shall be given by the holders of First Lien Obligations holding a majority of the aggregate principal amount outstanding under the First Lien Obligations, voting as a single class, (ii) as among the holders of the Second Lien Obligations, any instructions to be given to the Second Lien Collateral Representative by such holders shall be given by the holders of Second Lien Obligations holding a majority of the aggregate principal amount outstanding under the Second Lien Obligations and (iii) as among the holders of the Third Lien Obligations, any instructions to be given to the Third Lien Collateral Representative by such holders shall be given by the holders of Third Lien Obligations holding a majority of the aggregate principal amount outstanding under the Third Lien Obligations.
      Pursuant to the terms of the Intercreditor Agreement, during a First Lien Obligation Period, the holders of the First Lien Obligations will have the exclusive right to determine the circumstances, order, time and method by which all Liens on the Collateral will be enforced. The 2011 Notes trustee will not be permitted to enforce the Second Priority Liens in respect of the Other Collateral during a First Lien Obligation Period even if an Event of Default (or insolvency proceeding) has occurred and is continuing and the 2011 Notes have been accelerated. As a result, during a First Lien Obligation Period, none of the 2011 Notes trustee nor the Holders of the 2011 Notes will be able to force a sale of the Other Collateral or otherwise exercise remedies normally available to secured creditors without the concurrence of the holders of the First Lien Obligations. Further, the 2011 Notes trustee and the Holders of the 2011 Notes will be prohibited from hindering the exercise of remedies available to the holders of First Lien Obligations in respect of the Other Collateral. Notwithstanding the foregoing and for so long as the Other Collateral shall secure any First Lien Obligations, to the extent the First Lien Collateral Representative shall fail to enforce any First Priority Liens in respect of such Other Collateral for a period of 180 days after delivery of notice by the Second Lien Collateral Representative to the First Lien Collateral Representative of the Second Lien Collateral Representative’s intention to exercise remedies against such Other Collateral, the Second Lien Collateral Representative shall have the right to enforce such First Priority Liens, provided that notwithstanding anything herein to the contrary, in no event shall the Second Lien Collateral Representative exercise or continue to exercise any rights or remedies or take such other actions with respect to the Other Collateral if, notwithstanding the expiration of such 180-day period, the First Lien Collateral Representative shall have commenced and be diligently pursuing the exercise of any rights or remedies with respect to the Other Collateral.
      In addition, the 2012 Notes trustee will not be permitted to enforce the Second Priority Liens in respect of the Primary Collateral during a First Lien Obligation Period even if an Event of Default (or insolvency proceeding) has occurred and is continuing and the 2012 Notes have been accelerated. As a result, during a First Lien Obligation Period, none of the 2012 Notes trustee nor the Holders of the 2012 Notes will be able to force a sale of the Primary Collateral or otherwise exercise remedies normally available to secured creditors without the concurrence of the holders of the First Lien Obligations. In addition, the 2012 Notes trustee and the Holders of the 2012 Notes will be prohibited from hindering the exercise of remedies available to the holders of First Lien Obligations in respect of the Primary Collateral. Notwithstanding the foregoing and for so long as the Primary Collateral shall secure any First Lien Obligations, to the extent the First Lien Collateral Representative shall fail to enforce any First Priority Liens in respect of such Primary Collateral for a period of 180 days after delivery of notice by the Second Lien Collateral Representative to the First Lien Collateral Representative of the Second Lien Collateral Representative’s intention to exercise remedies against such Primary Collateral and to the extent the First Lien Obligations shall not exceed $100 million but in any event not during the First Lien Obligation Period with respect to the Dobson Credit Agreement, the Second Lien Collateral Representative shall have the right to enforce such First Priority Liens, provided that notwithstanding anything herein to the contrary, in no event shall the Second Lien Collateral Representative exercise or continue to exercise any rights or remedies or take such other actions with respect to the Primary Collateral if, notwithstanding the expiration of such 180-day period, the First Lien Collateral Representative shall have commenced and be diligently pursuing the exercise of any rights or remedies with respect to the Primary Collateral.
      Further, the 2012 Notes trustee will not be permitted to enforce the Third Priority Liens in respect of the Other Collateral during a First Lien Obligation Period or a Second Lien Obligation Period, as the case may be, even if an Event of Default (or insolvency proceeding) has occurred and is continuing and the 2012 Notes have been accelerated. As a result, during a First Lien Obligation Period or a Second Lien Obligation Period, as the case may be, none of the 2012 Notes trustee nor the Holders of the 2012 Notes will be able to force a sale of the Other Collateral or otherwise exercise remedies normally available to secured creditors without the concurrence of the holders of the First Lien Obligations and/or the Second Lien Obligations, as applicable. In addition, the 2012 Notes trustee and the Holders of the 2012 Notes will be prohibited from hindering the exercise of remedies available to the holders of First Lien Obligations and/or the Second Lien Obligations, as the case may be, in respect of the Other Collateral.
      The holders of First Lien Obligations may take actions with respect to the Primary Collateral (including the release of the Collateral and the manner of realization) without the consent of the Holders of the 2012 Notes or the 2012 Notes trustee and modify the Security Documents without the consent of the Holders of the 2012 Notes or the 2012 Notes trustee, to, among other things, secure additional extensions of credit and add additional secured parties, so long as such modifications do not violate the provisions of the 2012 indenture. In addition, the holders of First Lien Obligations may take actions with respect to the Other Collateral (including the release of the Other Collateral and the manner of realization) without the consent of the Holders of the 2011 Notes or the 2011 Notes trustee and modify the Security Documents without the consent of the Holders of the 2011 Notes or the 2011 Notes trustee, to, among other things, secure additional extensions of credit and add additional secured parties, so long as such modifications do not violate the provisions of the 2011 indenture. Further, the holders of First Lien Obligations and/or the Second Lien Obligations, as the case may be, may take actions with respect to the Other Collateral (including the release of the Other Collateral and the manner of realization) without the consent of the Holders of the 2012 Notes or the 2012 Notes trustee and modify the Security Documents without the consent of the Holders of the 2012 Notes or the 2012 Notes trustee, to, among other things, secure additional extensions of credit and add additional secured parties, so long as such modifications do not violate the provisions of the 2012 indenture. See “Risk Factors — Risks Related to the Notes — The lien-ranking agreements in connection with the indentures will limit the rights of Holders of the Notes and their control with respect to the Primary Collateral and/or the Other Collateral securing the notes.”
      The Intercreditor Agreement also prohibits Parent, DOC and Dobson and the Subsidiary Guarantors from:

(1) in respect of the Other Collateral, granting Liens in favor of the 2011 Notes, the Note Guarantees in respect of the 2011 Notes or the 2011 Note Obligations except in favor of the Collateral Trustee pursuant to the Security Documents. In addition, during any First Lien Obligation Period, neither the 2011 Notes trustee nor the Holders of the 2011 Notes will have any right to approve any amendment, waiver or consent under any Security Documents in respect of the Other Collateral (other than the release of Other Collateral that would have the effect of removing assets subject to the Second Priority Lien without concurrently releasing the First Priority Lien on such assets, in each case, subject to certain exceptions),

(2) in respect of the Primary Collateral, granting Liens in favor of the 2012 Notes, the Note Guarantees in respect of the 2012 Notes or the 2012 Note Obligations except in favor of the Collateral Trustee pursuant to the Security Documents. In addition, during any First Lien Obligation Period, neither the 2012 Notes trustee nor the Holders of the 2012 Notes will have any right to approve any amendment, waiver or consent under any Security Documents in respect of the Primary Collateral (other than the release of Primary Collateral that would have the effect of removing assets subject to the Second Priority Lien without concurrently releasing the First Priority Lien on such assets, in each case, subject to certain exceptions), and

(3) in respect of the Other Collateral, granting Liens in favor of the 2012 Notes, the Note Guarantees in respect of the 2012 Notes or the 2012 Note Obligations except in favor of the Collateral Trustee pursuant to the Security Documents. In addition, during any First Lien Obligation Period and/or the Second Lien Obligation Period, as the case may be, neither the 2012 Notes trustee nor the Holders of the 2012 Notes will have any right to approve any amendment, waiver or consent under any Security Documents in respect of the Other Collateral (other than the release of Other Collateral that would have the effect of removing assets subject to the Third Priority Lien without concurrently releasing the First Priority Lien and/or the Second Priority Lien, as applicable, on such assets, in each case, subject to certain exceptions).
      During the pendency of a bankruptcy case:

(1) during any First Lien Obligation Period, the Intercreditor Agreement will prohibit the 2011 Notes trustee and the Holders of the 2011 Notes from filing any pleadings or motions in such case in respect of the Other Collateral (including not objecting to any adequate protection in favor of the holders of the First Lien Obligations in respect of the Other Collateral and not seeking or receiving such adequate protection to the extent that adequate protection is not also received by the holders of the First Lien Obligations in respect thereof, it being understood that to the extent the holders of the First Lien Obligations in respect of the Other Collateral shall be permitted to receive adequate protection in the form of the payment of interest, fees or other amounts, such benefit shall also be permitted to accrue to the 2011 Notes trustee and the Holders of the 2011 Notes), taking any position at any hearing in respect of the Other Collateral, seeking relief from the automatic stay in respect of the Other Collateral or otherwise taking any action in respect of the Other Collateral, other than to file proofs of claim (and to secure adequate protection in the circumstances set forth above). During the pendency of a bankruptcy case during any First Lien Obligation Period, and in respect of the Other Collateral, the Intercreditor

Agreement will also prohibit the 2011 Notes trustee and the Holders of the 2011 Notes from objecting to debtor-in-possession financing approved by the holders of First Lien Obligations, including any provisions contained in such debtor-in-possession financing that provide Liens that are prior to the Second Priority Liens or the use by any lender under any such debtor-in-possession financing of cash collateral, so long as the foregoing is consented to by the requisite holders of the First Lien Obligations. Further, during the pendency of a bankruptcy case, and in respect of the Other Collateral, during any First Lien Obligation Period, the Intercreditor Agreement will also prohibit the 2011 Notes trustee and the Holders of the 2011 Notes from objecting to any request by the holders of the First Lien Obligations for adequate protection, or to the release of Other Collateral sold in connection with a Section 363 of the Bankruptcy Code sale approved by the holders of the First Lien Obligations and from objecting to a plan or reorganization or disclosure statement related thereto under certain circumstances,

(2) during any First Lien Obligation Period, the Intercreditor Agreement will prohibit the 2012 Notes trustee and the Holders of the 2012 Notes from filing any pleadings or motions in such case in respect of the Primary Collateral (including not objecting to any adequate protection in favor of the holders of the First Lien Obligations in respect of the Primary Collateral and not seeking or receiving such adequate protection to the extent such adequate protection is not also received by the holders of the First Lien Obligations in respect thereof, it being understood that adequate protection for the Holders of the 2012 Notes shall not consist of the payment of interest, fees or other amounts), taking any position at any hearing in respect of the Primary Collateral, seeking relief from the automatic stay in respect of the Primary Collateral or otherwise taking any action in respect of the Primary Collateral, other than to file proofs of claim (and to seek adequate protection in the circumstances set forth above). During the pendency of a bankruptcy case during any First Lien Obligation Period, and in respect of the Primary Collateral, the Intercreditor Agreement will also prohibit the 2012 Notes trustee and the Holders of the 2012 Notes from objecting to debtor-in-possession financing approved by the holders of First Lien Obligations, including any provisions contained in such debtor-in-possession financing that provide Liens that are prior to the Second Priority Liens or the use by any lender under any such debtor-in-possession financing of cash collateral, so long as the foregoing is consented to by the requisite holders of the First Lien Obligations. Further, during the pendency of a bankruptcy case, and in respect of the Primary Collateral, during any First Lien Obligations Period, the Intercreditor Agreement will also prohibit the 2012 Notes trustee and the Holders of the 2012 Notes from objecting to any request by the holders of the First Lien Obligations for adequate protection, or to the release of Primary Collateral sold in connection with a Section 363 of the Bankruptcy Code sale approved by the holders of the First Lien Obligations and from objecting to a plan or reorganization or disclosure statement related thereto under certain circumstances, and

(3) during any First Lien Obligation Period and/or Second Lien Obligation Period, as the case may be, the Intercreditor Agreement will prohibit the 2012 Notes trustee and the Holders of the 2012 Notes from filing any pleadings or motions in respect of the Other Collateral, taking any position at any hearing in respect of the Other Collateral (including not objecting to any adequate protection in favor of the holders of the First Lien Obligations in respect of the Other Collateral and not seeking or receiving such adequate protection to the extent that adequate protection is not also received by the holders of the First Lien Obligations in respect thereof, it being understood that adequate protection for the Holders of the 2012 Notes shall not consist of the payment of interest, fees or other amounts), seeking relief from the automatic stay in respect of the Other Collateral or otherwise taking any action in respect of the Other Collateral, other than to file proofs of claim (and to seek adequate protection in the circumstances set forth above). During the pendency of a bankruptcy case during any First Lien Obligation Period and/or Second Lien Obligation Period, as the case may be, and in respect of the Other Collateral, the Intercreditor Agreement will also prohibit the 2012 Notes trustee and the Holders of the 2012 Notes from objecting to debtor-in-possession financing approved by the holders of First Lien Obligations or the Second Lien Obligations, as applicable, including any provisions contained in such debtor-in-possession financing that provide Liens that are prior to the Third Priority Liens or the use by any lender under any such debtor-in-possession financing of cash collateral, so long as the foregoing is consented to by the requisite holders of the First Lien Obligations. Further, during the pendency of a bankruptcy case, and in respect of the Other Collateral, during any First Lien Obligation Period and/or Second Lien Obligation Period, as the case may be, the Intercreditor Agreement will also prohibit the 2012 Notes trustee and the Holders of the 2012 Notes from objecting to any request by the holders of the First Lien Obligations or the Second Lien Obligations, as applicable, for adequate protection, or to the release of Other Collateral sold in connection with a Section 363 of the Bankruptcy Code sale approved by the holders of the First Lien Obligations and/or the Second Lien Obligations, as applicable, and from objecting to a plan or reorganization or disclosure statement related thereto under certain circumstances.

Bankruptcy Limitations
      In addition to the limitations described above under “— Intercreditor Agreement,” you should be aware that the right and ability of the Collateral Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by title 11 of the United States Code (the “Bankruptcy Code”) if a bankruptcy proceeding were to be commenced by or against Dobson or a Guarantor prior to the Collateral Trustee having repossessed and disposed of the Collateral. Under the Bankruptcy Code, a secured creditor such as the Collateral Trustee may be prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor, subject to bankruptcy court approval, to continue to retain and to use collateral (and the proceeds, products, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended, in general, to protect the value of the secured creditor’s interest in the collateral and may include, if approved by the court, cash payments or the granting of additional security for any diminution in the value of the collateral as a result of the stay of repossession or the disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. The bankruptcy court has broad discretionary powers in all these matters, including the valuation of collateral. In addition, because the enforcement of the Lien of the Collateral Trustee in cash, deposit accounts and cash equivalents may be limited in a bankruptcy proceeding, the Holders of the notes will only have limited consent rights with respect to the use of those funds by Parent, DOC, Dobson or any of its Subsidiaries during the pendency of the proceeding if the court finds that the Holders are receiving adequate protection. In view of these considerations, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Trustee could repossess or dispose of the Collateral or whether or to what extent Holders of the notes would be compensated for any delay in payment or loss of value of the Collateral. Further, the Holders of the notes may receive in exchange for their claims a recovery that could be substantially less than the amount of their claims (potentially even nothing) and any such recovery could be in the form of cash, new debt instruments or some other security.
Methods of Receiving Payments on the Notes
      If a Holder has given wire transfer instructions to Dobson, Dobson will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Dobson elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.
Paying Agent and Registrar for the Notes
      The trustee under each of the indentures will initially act as paying agent and registrar. Dobson may change the paying agent or registrar without prior notice to the Holders of the notes, and Dobson or any of its Subsidiaries may act as paying agent or registrar.
Transfer and Exchange
      A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Dobson is not required to transfer or exchange any notes selected for redemption. Also, Dobson is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.
Optional Redemption

2011 Fixed Rate Notes
      We may redeem the 2011 Fixed Rate Notes at any time and from time to time on or after November 1, 2008, at our option, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the 2011 Fixed Rate Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning November 1 of each of the years set forth below:

Year	Percentage

2008	104.188%
2009	102.094%
2010 and thereafter	100.000%
      In addition, at any time and from time to time on or prior to November 1, 2007, we may redeem up to 35% of the principal amount of the 2011 Fixed Rate Notes at a redemption price equal to 108.375% of their principal amount, plus accrued and unpaid interest and Additional Interest, if any, on the 2011 Fixed Rate Notes redeemed to the redemption date, with the proceeds of one or more sales of our Capital Stock (other than Disqualified Stock); provided that, in each case, such redemption date occurs within 180 days after consummation of such sale and at least 65% aggregate principal amount of the 2011 Fixed Rate Notes issued on the Issue Date remains outstanding after each such redemption.
      In addition to the foregoing, at any time prior to November 1, 2008, we may also redeem the 2011 Fixed Rate Notes in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect of then outstanding 2011 Fixed Rate Notes).
      2011 Fixed Rate Notes called for redemption become due and payable on the date fixed for redemption. If we timely pay the redemption price, interest will cease to accrue on the 2011 Fixed Rate Notes or portions of the 2011 Fixed Rate Notes called for redemption on and after the redemption date.

2011 Floating Rate Notes
      We may redeem the 2011 Floating Rate Notes at any time and from time to time on or after November 1, 2006, at our option, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the 2011 Floating Rate Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning November 1 of each of the years set forth below:

Year	Percentage

2006	102.000%
2007	101.000%
2008 and thereafter	100.000%
      In addition, at any time and from time to time on or prior to November 1, 2006, we may redeem up to 35% of the principal amount of the 2011 Floating Rate Notes at a redemption price equal to 100% of their principal amount plus a premium equal to the interest rate per year that is applicable to the 2011 Floating Rate Notes on the date on which notice of redemption is given, plus accrued and unpaid interest and Additional Interest, if any, on the 2011 Floating Rate Notes redeemed to the redemption date, with the proceeds of one or more sales of our Capital Stock (other than Disqualified Stock); provided that, in each case, such redemption date occurs within 180 days after consummation of such sale and at least 65% aggregate principal amount of the 2011 Floating Rate Notes issued on the Issue Date remains outstanding after each such redemption.
      2011 Floating Rate Notes called for redemption become due and payable on the date fixed for redemption. If we timely pay the redemption price, interest will cease to accrue on the 2011 Floating Rate Notes or portions of the 2011 Floating Rate Notes called for redemption on and after the redemption date.

2012 Notes
      We may redeem the 2012 Notes at any time and from time to time on or after November 1, 2008, at our option, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the 2012 Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning November 1 of each of the years set forth below:

Year	Percentage

2008	104.938%
2009	103.292%
2010	101.646%
2011 and thereafter	100.000%
      In addition, at any time and from time to time on or prior to November 1, 2007, we may redeem up to 35% of the principal amount of the 2012 Notes at a redemption price equal to 109.875% of their principal amount, plus accrued and unpaid interest and Additional Interest, if any, on the 2012 Notes redeemed to the redemption date, with the proceeds of one or more sales of our Capital Stock (other than Disqualified Stock); provided that, in each case, such redemption date occurs within 180 days after consummation of such sale and at least 65% aggregate principal amount of the 2012 Notes issued on the Issue Date remains outstanding after each such redemption.
      In addition to the foregoing, at any time prior to November 1, 2008, we may also redeem the 2012 Notes in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect of then outstanding 2012 Notes).
      2012 Notes called for redemption become due and payable on the date fixed for redemption. If we timely pay the redemption price, interest will cease to accrue on the 2012 Notes or portions of the 2012 Notes called for redemption on and after the redemption date.

Partial Redemptions of Notes
      If we elect to redeem less than all of the notes of a series, the trustee will select the notes of such series or portions of those notes of such series for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the notes of such series we are redeeming are listed or, if the notes of such series we are redeeming are not listed on a national securities exchange, on a pro rata basis, by lot or by such other customary method as the trustee in its sole discretion deems to be fair and appropriate; provided, however, that in no event will a note of $1,000 in principal amount be redeemed in part. If any note of a series is to be redeemed in part only, the notice of redemption relating to that note of the applicable series will state the portion of the principal amount to be redeemed. A new note of such series in principal amount equal to the unredeemed portion of that note will be issued in the name of the registered Holder upon cancellation of the original note. We will send any notices of redemption by first class mail not less than 30 nor more than 60 days before the redemption date to each Holder of the notes of the affected series being redeemed at that Holder’s registered address.

Mandatory Redemption
      Except as described below under “— Repurchase at Option of Holders — Change of Control” and “— Repurchase at Option of Holders — Asset Sales,” we are not required to make any mandatory redemption of, sinking fund payments for, or offer to repurchase any Notes.
Repurchase at Option of Holders

Change of Control
      If a Change of Control Triggering Event occurs, each Holder of notes will have the right to require us to repurchase all or any part of such Holder’s notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will offer a payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, to the repurchase date (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indentures and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indentures by virtue of such conflict.
      On the Change of Control Payment Date, we will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.
      The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.
      The provisions described above that require us to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of the indentures are applicable. Except as described above with respect to a Change of Control, the indentures do not contain provisions that permit the Holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.
      The Change of Control purchase feature is a result of negotiations between us and the initial purchasers. We have no present intention to engage in a transaction involving a Change of Control, although we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indentures, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “— Covenants — Incurrence of Indebtedness.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding under the applicable indenture. Except for the limitations contained in such covenant, however, the indentures will not contain any covenants or provisions that may afford Holders of the notes protection in the event of certain highly leveraged transactions.
      We cannot assure you that we will have sufficient funds available at the time of any Change of Control Triggering Event to make any payments required by the notes or other Indebtedness that we have outstanding at the time of the Change of Control Triggering Event, including the repurchase of notes required by this covenant or the repurchase or repayment of other of our Indebtedness containing similar provisions. Existing and future Indebtedness of our subsidiaries restricts or may restrict our access to the cash flow from our subsidiaries. Any future agreements relating to Indebtedness to which we or any of our Subsidiaries becomes a party may contain similar restrictions and provisions. In the event that a Change of Control Triggering Event occurs at a time when we are prohibited or prevented from repurchasing notes, we could seek the consent of the applicable lenders to allow such repurchase or could attempt to refinance the financing arrangements that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from repurchasing the notes. In such case, our failure to purchase tendered notes would constitute an Event of Default. Our future Indebtedness and that of our subsidiaries may contain prohibitions on the repurchase of the notes and on the occurrence of certain events that would constitute a Change of Control or may require us to repurchase such Indebtedness upon a Change of Control. Finally, our existing financial resources may limit our ability to pay cash to the Holders of notes following the occurrence of a Change of Control Triggering Event. See “Risk Factors — Risks Related to the Notes — Dobson Cellular may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures.” There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.
      We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indentures applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.
      The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and our Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require us to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and our Restricted Subsidiaries taken as a whole to another person or group may be uncertain.

Asset Sales
      Dobson will not, and will not permit any of its Restricted Subsidiaries to, consummate any Asset Sale, unless:

(1) the consideration received by Dobson or such Restricted Subsidiary is at least equal to the Fair Market Value of the assets sold or disposed of;

(2) at least 75% of the consideration received consists of cash or Cash Equivalents or Replacement Assets; provided that if such Asset Sale does not involve Collateral, cash shall include the assumption of any liabilities of Dobson or any Restricted Subsidiary (other than contingent liabilities and Indebtedness that is subordinated in right of payment to the notes, in each case other than liabilities owed to Dobson or any Affiliate of Dobson) to the extent Dobson or such Restricted Subsidiary is irrevocably and unconditionally released from such liability; and

(3) if such Asset Sale involves the transfer of Collateral,

(a) such Asset Sale complies with the applicable provisions of the Security Documents, and

(b) to the extent required by the Security Documents, all consideration (including cash and Cash Equivalents) received in such Asset Sale shall be expressly made subject to the Lien under the Security Documents, which Lien shall be (i) in respect of the Primary Collateral, a First Priority Lien with respect to the 2011 Notes and a Second Priority Lien with respect to the 2012 Notes, and (ii) in respect of the Other Collateral, a Second Priority Lien with respect to the 2011 Notes and a Third Priority Lien with respect to the 2012 Notes.
      The Net Cash Proceeds from any Asset Sale may be applied within 12 months after the date of such Asset Sale, in the sole discretion of Dobson:

(1) to purchase Replacement Assets; provided, that, to the extent that such Net Cash Proceeds represent proceeds of Collateral, Dobson or the applicable Restricted Subsidiary promptly grants to the Collateral Trustee a security interest in such assets pursuant to the Security Documents; which security interest shall be (i) in respect of the proceeds of Primary Collateral, a First Priority Lien with respect to the 2011 Notes and a Second Priority Lien with respect to the 2012 Notes, and (ii) in respect of the proceeds of Other Collateral, a Second Priority Lien with respect to the 2011 Notes and a Third Priority Lien with respect to the 2012 Notes;

(2) to the extent that such Net Cash Proceeds represent proceeds of the Other Collateral, to the repayment of the Indebtedness under the Dobson Credit Agreement or other First Lien Obligations;

(3) to the extent that such Net Cash Proceeds represent proceeds of the Primary Collateral, to the repayment of the Indebtedness under the Dobson Credit Agreement or other First Lien Obligations (other than the 2011 Notes), on a pro rata basis, but only up to an aggregate principal amount equal to such Net Cash Proceeds to be used to repay Indebtedness pursuant to this clause (3) multiplied by a fraction, the numerator of which is the aggregate principal amount of such Indebtedness to be repaid and the denominator of which is the aggregate principal amount of all First Lien Obligations, based on amounts outstanding on the date of closing of such Asset Sale; provided that Dobson uses the remaining Net Cash Proceeds to be used to repay Indebtedness pursuant to this clause (3) to make an offer to purchase (an “Asset Sale Offer”) from the Holders of 2011 Notes on a pro rata basis, an aggregate principal amount of 2011 Notes equal to such remaining Net Cash Proceeds at a purchase price equal to 100% of the principal amount thereof, plus accrued interest and Additional Interest, if any, to the payment date; or

(4) to the extent that such Net Cash Proceeds are not from Collateral, to the permanent repayment of unsubordinated Indebtedness of Dobson or any Subsidiary Guarantor, in each case owing to a Person other than Dobson or any Affiliate of Dobson.
      The amount of such Net Cash Proceeds not applied during such 12-month period as set forth in the preceding paragraph shall constitute “Excess Proceeds.” If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Asset Sale Offer totals at least $35.0 million, (a) Dobson will commence, not later than the fifteenth business day of such month, and consummate an Asset Sale Offer for an aggregate principal amount of 2011 Notes (and if required by the terms of any Applicable Pari Passu Indebtedness with respect to the 2011 Notes, from the holders of such Applicable Pari Passu Indebtedness) on a pro rata basis, equal to the Excess Proceeds at a purchase price equal to 100% of the principal amount thereof, plus accrued interest and Additional Interest, if any, to the payment date, and (b) if any such Excess Proceeds remain after such Asset Sale Offer referred to in clause (a) above, Dobson will commence and consummate an Asset Sale Offer for an aggregate principal amount of 2012 Notes (and if required by the terms of any Applicable Pari Passu Indebtedness with respect to the 2012 Notes, from the holders of such Applicable Pari Passu Indebtedness) on a pro rata basis, equal to such remaining Excess Proceeds at a purchase price equal to 100% of the principal amount thereof, plus accrued interest and Additional Interest, if any, to the payment date.
      If any Excess Proceeds remain after consummation of the Asset Sale Offers required above, Dobson or such Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by the indentures and the $35.0 million threshold set forth above shall be reset at zero.

      Dobson will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to an Asset Sale Offer. To the extent that the provisions of any such securities laws or securities regulations conflict with the provisions described above, Dobson will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under these provisions by virtue thereof.
Covenants
      The indentures will contain, among others, the following covenants:

Incurrence of Indebtedness
      Neither Dobson nor any Restricted Subsidiary may incur any Indebtedness; provided, however, that Dobson and any Subsidiary Guarantor may incur Indebtedness, if, after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be less than 4.35 to 1.
      In addition to the foregoing, Dobson and any Restricted Subsidiary (except as specified below) may incur the following types of Indebtedness:

(1) additional Indebtedness of Dobson or any Subsidiary Guarantor outstanding under one or more Credit Agreements at any time in an aggregate principal amount not to exceed $125.0 million incurred under this clause (1), less any amount of such Indebtedness permanently repaid as provided under the “Asset Sales” covenant;

(2) Permitted Refinancing Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness incurred under clause (1), (3), (4), (5) or (9) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, accrued dividends, fees and expenses);

(3) Indebtedness

(a) in respect of performance, surety or appeal bonds provided in the ordinary course of business,

(b) under Currency Agreements and Interest Rate Agreements, but only if such agreements

•	are designed solely to manage foreign currency exchange rate or interest rate risk and

•	do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder, or

(c) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Dobson or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary of Dobson (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of Dobson for the purpose of financing such acquisition), in an amount not to exceed the gross proceeds actually received by Dobson or any Restricted Subsidiary in connection with such disposition;

(4) Guarantees of Indebtedness of Dobson by any Subsidiary Guarantor or by Dobson of Indebtedness of any Subsidiary Guarantor so long as such Indebtedness was permitted to be incurred under another provision of this “Incurrence of Indebtedness” covenant and the covenant described under “Issuances of Guarantees by Restricted Subsidiaries;”

(5) intercompany Indebtedness (other than any Guarantee to the extent addressed in clause (4) above) by or among Dobson and a Subsidiary Guarantor; provided, however, that (A) if Dobson or a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations in respect of the Notes and (B)(1) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than Dobson or another Subsidiary Guarantor thereof and (2) any sale or other transfer of any such Indebtedness to a Person other than Dobson or another Subsidiary Guarantor thereof shall be deemed, in each case, to constitute an incurrence of Indebtedness by Dobson or such Subsidiary Guarantor, as the case may be, that was not permitted by this clause (5);

(6) Indebtedness of Dobson and its Restricted Subsidiaries existing on the Issue Date;

(7) Indebtedness represented by the Notes issued on the Issue Date and any Exchange Notes issued in exchange for such Notes pursuant to the registration rights agreement, and any Subsidiary Guarantee of the foregoing;

(8) Acquired Indebtedness in an aggregate principal amount not to exceed $75.0 million at any time outstanding;

(9) Indebtedness incurred by Dobson or its Subsidiary Guarantors to finance or refinance the cost to acquire cellular properties or related assets by a Restricted Subsidiary after the Issue Date; provided, however, that the aggregate principal amount of such Indebtedness outstanding at any time may not exceed $75.0 million;

(10) Indebtedness of Dobson or any Subsidiary Guarantor represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, incurred for the purpose of financing all or part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Dobson or such Subsidiary Guarantor in an aggregate principal amount of such Indebtedness outstanding at any time (together with refinancings thereof) not to exceed $50.0 million; and

(11) Capitalized Lease Obligations incurred in connection with sale and leaseback transactions involving Existing Tower Assets.
      The maximum amount of Indebtedness that Dobson or a Restricted Subsidiary may incur pursuant to this “Incurrence of Indebtedness” covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.
      For purposes of determining any particular amount of Indebtedness under this “Incurrence of Indebtedness” covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and any Liens granted pursuant to the equal and ratable provisions referred to in the “Liens” covenant described below shall not be treated as Indebtedness.
      For purposes of determining compliance with this “Incurrence of Indebtedness” covenant, in the event that an item of Indebtedness (including Acquired Indebtedness) meets the criteria of more than one of the types of Indebtedness described in the above clauses or would be entitled to be incurred pursuant to the first paragraph of this covenant or any combination of the foregoing, Dobson, in its sole discretion, shall classify, and from time to time may reclassify (in whole or part), such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness or the payment of dividends on Preferred Stock in the form of additional shares of the same class or series of Preferred Stock will not be deemed an incurrence of Indebtedness for purposes of this covenant.
      None of Dobson, Parent, DOC or any Subsidiary Guarantor will incur any Indebtedness that pursuant to its terms is subordinate or junior in right of payment to any Indebtedness unless such Indebtedness is subordinated in right of payment to the Notes, the Parent Guarantee or the relevant Subsidiary Guarantee, as applicable, to the same extent; provided that Indebtedness will not be considered subordinate or junior in right of payment to any other Indebtedness solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority.

Liens
      Dobson will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness, Attributable Debt or trade payables, other than Permitted Liens, upon any of Dobson’s or its Restricted Subsidiaries’ property or assets, now owned or acquired after the Issue Date. Parent shall not allow Capital Stock in DOC or Dobson to be subject to any Liens securing any Indebtedness other than Indebtedness pursuant to the Credit Agreements (including the Dobson Credit Agreement) or the indentures for the notes.

Restricted Payments
      Dobson and its Restricted Subsidiaries are not permitted to take any of the following actions (each a “Restricted Payment”):

(1) declare or pay any dividend or make any distributions on or with respect to its Capital Stock, other than dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of Capital Stock (other than Disqualified Stock) or dividends or distributions payable to Dobson or any Restricted Subsidiary; provided that if any such Restricted Subsidiary is not a Wholly Owned Subsidiary of Dobson, distributions or dividends to the holders of Capital Stock of such Restricted Subsidiary other than Dobson will be permitted only to the extent a pro rata portion of such distributions or dividends (measured by value) is paid to Dobson, directly or through a Restricted Subsidiary,

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of

(x) Dobson or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person, or

(y) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of Dobson (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of Dobson,

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Dobson that is subordinated to the notes or any Indebtedness of a Subsidiary Guarantor that is subordinated to a Note Guarantee, except a payment of interest or principal at Stated Maturity on such Indebtedness (other than interest or principal relating to Indebtedness of Dobson or any Subsidiary Guarantor owing to Parent, DOC or any Subsidiary of Parent other than Dobson and its Restricted Subsidiaries), or

(4) make any Investment, other than a Permitted Investment, in any Person, unless, in each case, at the time of, and after giving effect to, the proposed Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would result therefrom or shall have occurred and be continuing,

(b) Dobson would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable fourquarter period, have been permitted to incur at least $1.00 of additional Indebtedness under the first paragraph of the “Incurrence of Indebtedness” covenant, and

(c) the aggregate amount of such Restricted Payments and all other Restricted Payments declared or made after the Issue Date (the amount, if other than in cash, to be determined in good faith by our Board of Directors) is less than the sum of:

(1) 100% of Dobson’s Consolidated EBITDA (or, if Dobson’s Consolidated EBITDA is a loss, minus 100% of the amount of such loss) accrued during the period treated as one accounting period, beginning on July 1, 2004 to the end of the most recent fiscal quarter preceding the date of such Restricted Payment for which consolidated financial statements of Dobson or Parent have been filed with the Commission, minus 1.65 times Dobson’s Consolidated Interest Expense for the same period, plus

(2) the aggregate Net Cash Proceeds received by Dobson after the Issue Date as a capital contribution or from issuing or selling its Capital Stock, and options, warrants and other rights to acquire its Capital Stock, to a Person who is not a Restricted Subsidiary of Dobson (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the Holder, or are required to be redeemed, prior to the final Stated Maturity of the notes), plus

(3) an amount equal to the net reduction in Investments that constitute Restricted Payments resulting from payments of interest, dividends, repayments of loans or advances, returns of capital or other transfers of assets to Dobson or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any Investment (except to the extent any such payment or proceeds are included in the calculation of Consolidated EBITDA), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”), not to exceed, in each case, the amount of the relevant Investments so being reduced or sold; plus

(4) $45.0 million.
      Notwithstanding the foregoing, the following actions will not be deemed to violate the limitation on Restricted Payments:

(A) the payment of any dividend within 60 days after the date of declaration thereof if, at the date of declaration, such payment would comply with the preceding paragraph;

(B) the repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock of Dobson (or options, warrants or other rights to acquire such Capital Stock) or any Indebtedness that is subordinated to the notes or any Subsidiary Guarantee, in each case in exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale (other than to any Restricted Subsidiary of Dobson) of, shares of Capital Stock (other than Disqualified Stock) of Dobson;

(C) the repurchase, redemption, defeasance or other acquisition or retirement of Indebtedness that is subordinated to the notes or any Subsidiary Guarantee with the Net Cash Proceeds from an incurrence of Indebtedness that meets the requirements of clause (2) of the second paragraph of the “Incurrence of Indebtedness” covenant;

(D) payments or distributions, to dissenting stockholders in connection with a consolidation, merger or transfer of assets that complies with the provisions described under “Consolidation, Merger and Sale of Assets”;

(E) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of Dobson or Parent to the extent necessary in the good faith judgment of Dobson’s Board of Directors, to prevent the loss or secure the renewal or reinstatement of any license or franchise held by Dobson or any Restricted Subsidiary from any governmental agency;

(F) Investments in any Person, including Parent and its Subsidiaries, and dividends to Parent, in an aggregate amount (measured on the date each such Investment was made and without giving effect to subsequent changes in value) at any time outstanding not to exceed $50.0 million plus, in the case of an

Investment in a Person the primary business of which is a Permitted Business, an amount not to exceed the Net Cash Proceeds received by Dobson after the Issue Date from the issuance and sale of its Capital Stock other than Disqualified Stock to a Person that is not a Subsidiary, except to the extent such Net Cash Proceeds are used to make Restricted Payments pursuant to clause (c)(2) of the first paragraph, or clause (B) of this paragraph, of this “Restricted Payments” covenant; or

(G) the payment, directly or through DOC, of dividends or other distributions or payments to Parent to the extent necessary for Parent to make regularly scheduled interest payments on (i) Existing Parent Indebtedness or (ii) any Indebtedness (other than Indebtedness owed to an Affiliate of Parent) incurred to extend, refinance, renew, replace, defease or refund such Indebtedness, provided that the principal amount (or accreted value or liquidation preference, if applicable) of such Indebtedness so incurred did not exceed the principal amount (or accreted value or liquidation preference, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest or dividends, if applicable, on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(H) the payment, directly or through DOC, of dividends or other distributions to Parent (x) to fund the purchase, redemption, acquisition, cancellation or other retirement of Existing Preferred Stock existing on the Issue Date and/or the Existing Parent Indebtedness outstanding on the Issue Date or any Indebtedness (other than Indebtedness owed to an Affiliate of Parent) incurred to extend, refinance, renew, replace, defease or refund such Indebtedness, provided that the principal amount (or accreted value or liquidation preference, if applicable) of such Indebtedness so incurred did not exceed the principal amount (or accreted value or liquidation preference, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest or dividends, if applicable, on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith) or (y) to pay regularly scheduled dividends on such Existing Preferred Stock which are then accrued and unpaid (to the extent required or elected by the Parent to be paid in cash), provided that (A)(i) at the time of such payment and after giving effect to such dividends and the application of the proceeds thereof, Dobson’s Consolidated Leverage Ratio is less than 3.85 to 1.00 and (ii) the amount of Liquidity immediately before and after giving effect to such Restricted Payment shall not be less than $50.0 million or (B) the Net Cash Proceeds from any sale of Existing Tower Assets are used for such dividends or distributions;

(I) payments, directly or through DOC, to Parent in connection with the Tax Sharing Agreement;

(J) payments, directly or through DOC, to Parent necessary for Parent to pay corporate overhead expenses in the ordinary course of business;

(K) payments by Dobson, directly or through DOC, to Parent not to exceed an amount necessary to permit Parent to (i) make payments in respect of its indemnification obligations owing to directors, officers or other Persons under Parent’s charter or by-laws or pursuant to written agreements with any such Person, or obligations in respect of director and officer insurance (including premiums therefor), or (ii) satisfy its obligations, or by Dobson to satisfy its obligations, under any applicable registration rights agreement or (iii) make payments in respect of indemnification obligations of Parent in connection with any issuance of Capital Stock of Parent by Parent; and

(L) (i) the repurchase, redemption, defeasance or other acquisition or retirement, or (ii) the payment, directly or through DOC, of dividends or other distributions to Parent to fund such repurchase, redemption, defeasance, acquisition or retirement, of Existing Preferred Stock or Existing Parent Indebtedness, in each case in exchange for, or out of the Net Cash Proceeds from, an incurrence of Indebtedness of Dobson in an amount not to exceed $30.0 million, provided that, except in the case of clauses (A) or (B), no Default or Event of Default, shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.
      Each Restricted Payment that is permitted as provided in the preceding paragraph (other than (1) an exchange of Capital Stock for Capital Stock or for subordinated Indebtedness referred to in clause (B),

(2) the repurchase, redemption or the acquisition or retirement of subordinated Indebtedness referred to in clause (C) and (3) the Net Cash Proceeds from any issuance of Capital Stock referred to in clause (B) or issuance of Capital Stock referred to in clause (F)) shall be included in calculating whether the conditions of clause (4)(c) of the first paragraph of this “Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments.
      Notwithstanding anything to the contrary in this “Restricted Payments” covenant, so long as (i) any of the Senior Preferred Stock or Parent’s 10.875% Senior Notes due 2010 is outstanding and (ii) the “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant in any of the Senior Preferred Stock, or the “Dividend and Other Payment Restrictions Affecting Subsidiaries” covenant in Parent’s 10.875% Senior Notes due 2010, is applicable, Dobson and its Restricted Subsidiaries shall also be permitted to make the following Restricted Payments (the “Credit Agreement Restricted Payments”):

(a) Dobson may make Restricted Payments in the form of its Capital Stock to DOC; and

(b) so long as no Default shall have occurred and be continuing or would result therefrom (determined on a pro forma basis after giving effect thereto), Dobson may pay dividends or make loans to DOC or Parent:

(i) to pay corporate overhead expenses incurred in the ordinary course of business (which have been allocated to DOC and its Subsidiaries and are fair and reasonable and allocated among all of the Subsidiaries of Parent);

(ii) to pay taxes which are then due and payable by Parent and DOC as part of a consolidated group pursuant to the Tax Sharing Agreement (except any such taxes which are attributable to Subsidiaries of Parent other than DOC and its Subsidiaries);

(iii) to pay regularly scheduled interest payments which are due and payable with respect to the Parent Notes;

(iv) to pay regularly scheduled dividends which are then due and payable with respect to the Parent Preferred Stock (to the extent required, or elected by Parent, to be paid in cash); and

(v) in an aggregate amount not to exceed the Excess Cash Flow; provided that if the Parent Leverage Ratio for the preceding four fiscal quarters is equal to or greater than 4.15 to 1, such aggregate amount shall not exceed 50% of the Excess Cash Flow; provided further that with respect to any Restricted Payment pursuant to this clause (v), (A) no Default shall have occurred or would result therefrom determined on a pro forma basis as if such Restricted Payment had been made on the last day of each applicable fiscal year of DOC in which any such Excess Cash Flow is generated (but excluding, for the purposes of such determination, any Restricted Payments made in cash pursuant to this clause (v) during such fiscal year) and (B) the amount of Liquidity immediately before and after giving effect to such Restricted Payment shall not be less than $50.0 million.
      For the purposes of the previous paragraph, Excess Cash Flow shall mean, for any fiscal year of DOC, the difference, if any, by which:

(a) the sum, without duplication, of:

(i) Consolidated EBITDA of DOC for such fiscal year; and

(ii) the amount of the decrease, if any, in Consolidated Working Capital for such fiscal year (other than any such decrease to the extent that it is solely attributable to Permitted Acquisitions, Permitted Asset Swaps and Dispositions consummated during such fiscal year) exceeds:

(b) the sum, without duplication, of:

(i) the aggregate amount of capital expenditures (as determined in accordance with GAAP) by DOC and its Subsidiaries during such fiscal year (provided that the cash amount of such capital expenditures shall exclude the principal amount of purchase-money Indebtedness and Capital Lease

Obligations incurred in connection therewith or financed with the proceeds of any Reinvestment Deferred Amount during such fiscal year);

(ii) Consolidated Interest Expense of DOC and commissions, discounts and other fees and charges associated with Indebtedness to the extent paid in cash during such fiscal year;

(iii) the aggregate amount of all regularly scheduled principal payments of Funded Debt of DOC and its Subsidiaries made during such fiscal year (other than in respect of any revolving credit facility to the extent there is not an equivalent permanent reduction in commitments thereunder);

(iv) the amount of the increase, if any, in Consolidated Working Capital for such fiscal year (other than any such increase to the extent that it is solely attributable to Permitted Acquisitions, Permitted Asset Swaps and Dispositions consummated during such fiscal year);

(v) the amount of Taxes of DOC and its Subsidiaries paid by them in cash during such fiscal year;

(vi) any cash payments made by DOC or its Subsidiaries during such fiscal year which were added to Consolidated Net Income of DOC for the purposes of determining Consolidated EBITDA of DOC pursuant to clause (e) of the definition thereof; and

(vii) (to the extent not already deducted pursuant to any of the foregoing items (i) through (vi)) the amount of Restricted Payments made during such fiscal year in cash by Dobson to DOC or the Parent pursuant to clauses (b)(i), (ii), (iii) and (iv) of the previous paragraph.

      For the purposes of the previous paragraph and this paragraph only, the following defined terms shall have the meaning set forth in the Dobson Credit Agreement as is in effect immediately prior to the Issue Date and prior to the effectiveness of any amendment thereto on the Issue Date: Capital Lease Obligations, Consolidated EBITDA, Consolidated Interest Expense, Consolidated Net Income, Consolidated Working Capital, Default, Dispositions, Excess Cash Flow, Funded Debt, Liquidity, Parent Leverage Ratio, Parent Notes, Parent Preferred Stock, Permitted Acquisitions, Permitted Asset Swaps, Reinvestment Deferred Amount, Restricted Payments, Taxes and Tax Sharing Agreement.
      Any Credit Agreement Restricted Payments shall be included (without duplication) in calculating whether the conditions of clause (4)(c) of the first paragraph of this “Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments.
      Notwithstanding anything to the contrary in the “Restricted Payments” covenant, and provided no Triggering Event has occurred or is created thereby (as determined on a pro forma basis), such covenant shall not restrict or prohibit the payment, directly or through DOC, of Restricted Payments, loans, advances or other distributions to Parent in amounts sufficient (when aggregated with the amounts of all other payments for such purposes from all other Subsidiaries of Parent) to pay regularly-scheduled cash distributions or cash interest payments on each series of Parent Preferred Stock and the related Exchange Debentures, if any; provided that if any Triggering Event has occurred and is continuing, such payment shall be subject to the following terms, conditions and limitations: (i) the amount of any such payment (when aggregated with the amounts of all other payment for such purposes from all other Subsidiaries of Parent) shall not exceed the sum of (A) amounts then required to make any cash payment of dividends on the Parent Preferred Stock or interest on the Exchange Debentures, if issued, and (B) the next regularly scheduled cash payment of the dividend on the Parent Preferred Stock or interest on the Exchange Debentures, if issued; (ii) such Triggering Event (from the date of notice of the existence of the earliest such Triggering Event if more than one exists) has continued for 180 days and has not been cured or waived; and (iii) such Triggering Event is not caused by an Event of Default as set forth in clauses (1), (2), (7) or (8) under the caption “Events of Defaults” or clause (b) of the definition of Triggering Event; provided, further, that so long as any debt is owed from Dobson or any Restricted Subsidiaries to Parent, any such payment made pursuant to this paragraph shall be deemed to be repayment of an applicable amount of such debt. Any such payment pursuant to this paragraph shall be included (without duplication) in calculating whether the conditions of clause (4)(c) of the first paragraph of this “Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
      Dobson and its Restricted Subsidiaries will not create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

•	pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by Dobson or any other Restricted Subsidiary,

•	pay any Indebtedness owed to Dobson or any other Restricted Subsidiary,

•	make loans or advances to Dobson or any other Restricted Subsidiary or

•	transfer any of its property or assets to Dobson or any other Restricted Subsidiary.
      However, the prohibition does not apply to any encumbrances or restrictions:

(1) existing under agreements (including indentures for the Notes) governing Indebtedness existing on the Issue Date, and any amendments, extensions, refinancings, renewals or replacements of such agreements; provided that, the encumbrances and restrictions in any such amendments, extensions, refinancings, renewals or replacements are no more restrictive in any material respect than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(2) existing under or by reason of applicable law;

(3) existing with respect to any Person or the property or assets of such Person acquired by Dobson or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any amendments to such encumbrances or restrictions; provided that, any such amendments are no more restrictive in any material respect than those encumbrances or restrictions that are then in effect and that are being amended;

(4) in the case of restrictions relating to the transfers of property, restrictions that:

•	restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

•	exist by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Dobson or any Restricted Subsidiary not otherwise prohibited by the indentures or

•	arise or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Dobson or any Restricted Subsidiary in any manner material to Dobson or any Restricted Subsidiary;

(5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(6) contained in the terms of any Indebtedness (other than as contemplated by clause (1) above), or any agreement creating Indebtedness, of a Restricted Subsidiary entered into after the Issue Date if:

•	the encumbrance or restriction applies only if there is a payment default, a default with respect to a financial covenant, or an event of default resulting in the acceleration of the final maturity of such Indebtedness,

•	the encumbrance or restriction is not materially more disadvantageous to Holders of notes than is customary in comparable financings (as determined by Dobson), and

•	Dobson determines that the encumbrance or restriction will not materially affect the ability to pay interest on the notes at their Stated Maturity or principal and accrued and unpaid interest on the notes at their final Stated Maturity.
      Dobson and its Restricted Subsidiaries will not be precluded from:

•	creating, incurring, assuming or permitting to exist any Liens otherwise permitted under the “Liens” covenant, or

•	restricting the sale of their assets that secure Indebtedness of Dobson or its Restricted Subsidiaries.

Issuance and Sale of Capital Stock of Restricted Subsidiaries
      Dobson and its Restricted Subsidiaries will not sell, directly or indirectly, any shares of Capital Stock of a Restricted Subsidiary, including options, warrants or other rights to purchase shares of such Capital Stock, except:

(1) to Dobson or a Restricted Subsidiary;

(2) issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of Restricted Subsidiaries, to the extent required by applicable law; or

(3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary (A) would continue to be a Restricted Subsidiary or (B) if it would no longer constitute a Restricted Subsidiary, any remaining Investment in such Person after giving effect to the issuance or sale would have been permitted to be made under the “Restricted Payments” covenant, if made on the date of such issuance or sale.

Transactions with Affiliates
      Dobson and its Restricted Subsidiaries will not, directly or indirectly, engage in any transaction including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any Affiliate except (A) upon fair and reasonable terms no less favorable to Dobson or such Restricted Subsidiary than could be obtained in a comparable arm’s-length transaction with an unrelated Person and (B)(1) with respect to any transaction or series of related transactions involving aggregate consideration in excess of $15.0 million, such transaction is approved by at least a majority of the disinterested members of the Board of Directors or (2) with respect to any transaction or series of related transactions involving aggregate consideration in excess of $35.0 million, Dobson obtains a written opinion as to the fairness to the Holders of the Notes of such transaction or series of related transactions issued by an investment banking, accounting or appraisal firm of national standing.
      The above limitation does not apply to:

(1) any employment agreement, employee benefit plan, officer and director indemnification agreement or any similar arrangement entered into by Dobson or any of its Restricted Subsidiaries in the ordinary course of business;

(2) any transaction solely between Dobson and any of its Restricted Subsidiaries, solely between Restricted Subsidiaries or among Dobson, any of its Restricted Subsidiaries and one or more nonAffiliates;

(3) the payment of reasonable and customary regular fees and indemnity payments to directors of Dobson who are not employees of Dobson and the payment of reasonable compensation and indemnity payments to officers of Dobson;

(4) any payments or other transactions pursuant to any tax-sharing agreement between Dobson and any other Person with which Dobson files a consolidated tax return or with which Dobson is part of a consolidated group for tax purposes;

(5) any Restricted Payments or Permitted Investments not prohibited by the “Restricted Payments” covenant;

(6) transactions with a Person (other than an Unrestricted Subsidiary of Dobson) that is an Affiliate of Dobson solely because Dobson holds, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(7) any agreement existing and as in effect on the Issue Date, including the Management Agreement and Equipment Lease and Switch Sharing Agreements and, in each case, any amendment thereto so long as any such amendment is no less favorable (other than, with respect to the Management Agreement, as a direct result of any changes in applicable regulations) to Dobson or any of its Restricted Subsidiaries, as the case may be, in any material respect than the original agreement as in effect on the Issue Date;

(8) the provision of, or payment for, services in the ordinary course of business on terms no less favorable to Dobson and its Restricted Subsidiaries, taken as a whole, than those that would be obtained in a comparable transaction with an unrelated Person;

(9) loans or advances to employees in the ordinary course of business not to exceed $3.0 million in the aggregate at any one time outstanding; and

(10) any issuance of Equity Interests (other than Disqualified Stock) of Dobson to Affiliates of Dobson.

Line of Business
      Dobson will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business, except to such extent as is not material to Dobson and its Restricted Subsidiaries, taken as a whole.

Issuances of Guarantees by Restricted Subsidiaries
      Dobson will cause each Domestic Restricted Subsidiary created or acquired (including any Unrestricted Subsidiary that is redesignated a Restricted Subsidiary that is a Domestic Restricted Subsidiary) after the Issue Date to execute and deliver a supplemental indenture to the Indenture providing for a Guarantee (a “Subsidiary Guarantee”) of payment of the notes by such Restricted Subsidiary.
      Dobson will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to guarantee, directly or indirectly, any Indebtedness of Dobson or any other Subsidiary Guarantor which ranks equally with or subordinate in right of payment to the Notes (“Guaranteed Indebtedness”) or any Note Guarantee, unless

(1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary, and

(2) such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Dobson or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee.
      If the Guaranteed Indebtedness:

(a) ranks equally with the notes, then the Guarantee of such Guaranteed Indebtedness shall rank equally with, or be subordinated to, the Subsidiary Guarantee; or

(b) is subordinated to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the notes.
      Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon

(1) any sale, exchange or transfer, to any Person not an Affiliate of Dobson, of all of Dobson’s and each Restricted Subsidiary’s Capital Stock in such Restricted Subsidiary, which sale, exchange or transfer is not prohibited by the indenture,

(2) designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in compliance with the provisions of the relevant indenture, or

(3) the release or discharge of the Guarantee of Indebtedness which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Sale and Leaseback Transactions
      Dobson will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Dobson and its Restricted Subsidiaries may enter into a sale and leaseback transaction if

•	Dobson or the relevant Restricted Subsidiary could have incurred Indebtedness in an amount equal to the Attributable Debt relating to the sale and leaseback transaction pursuant to the “Incurrence of Indebtedness” covenant;

•	the net cash proceeds of the sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of the sale and leaseback transaction; and

•	the transfer of assets in the sale and leaseback transaction is permitted by, and Dobson or the relevant Restricted Subsidiary applies the proceeds of the transaction in compliance with, the provisions described under “Asset Sales.”
      The foregoing restrictions do not apply to sale and leaseback transactions involving Existing Tower Assets.

Reports
      Whether or not Dobson is then required to file reports with the Commission, Dobson shall file with the Commission all such reports and other information as it would be required to file with the Commission by Section 13(a) or 15(d) under the Exchange Act if it were subject thereto. Dobson shall supply to each Holder who so requests, without cost to such Holder, copies of such reports and other information, provided, however, that the reports, information and other documents required to be filed and provided as described hereunder shall be those of Parent rather than Dobson for so long as (1) Parent is a Guarantor of the notes and (2) Parent’s filing of such reports, information and other documents satisfies the requirements of Rule 3-10 of Regulation S-X under the Exchange Act.

Payments for Consent
      Dobson will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any 2011 Fixed Rate Notes, 2011 Floating Rate Notes or 2012 Notes, as the case may be, for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the respective indenture or such Notes unless that consideration is offered to be paid or is paid to all Holders of such series of notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Consolidation, Merger and Sale of Assets
      None of Parent, DOC, or Dobson shall consolidate or merge with, or sell, lease or otherwise dispose of all or substantially all of its property and assets in one transaction or a series of related transactions to any Person or permit any Person to merge with or into it unless:

(1) (a) it will be the resulting, surviving or transferee Person (the “Successor Company”) or (b) the Successor Company (if other than it) will be a corporation organized and existing under the laws of the United States of America, or, any state or jurisdiction thereof and the Successor Company assumes all of its obligations under the Notes, the relevant indenture, the Security Documents, the Parent Guarantee and the registration rights agreement, as applicable, pursuant to agreements reasonably satisfactory to the trustees;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3) in the case of a transaction involving Dobson, immediately after giving effect to such transaction on a pro forma basis (a) Dobson, or the Successor Company or resulting company, as the case may be, could incur at least $1.00 of Indebtedness under the first paragraph of the “Incurrence of Indebtedness” covenant or (b) the Consolidated Leverage Ratio for Dobson or the Successor Company or resulting company, as the case may be, will not be greater than the Consolidated Leverage Ratio for Dobson immediately prior to such transaction; provided that this clause (3) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary in connection with which no consideration, other than Common Stock in the Surviving Person or Dobson, shall be issued or distributed to the stockholders of Dobson; and

(4) it delivers to the trustee an officers’ certificate, attaching, in the case of a transaction involving Dobson, the arithmetic computations to demonstrate compliance with clause (3), and an opinion of counsel, in each case stating that such consolidation, merger or transfer complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.
      Clause (3) above will not apply (x) if, in the good faith determination of Dobson’s Board of Directors, the principal purpose of the transaction is to change Dobson’s state of incorporation and the transaction does not have as one of its purposes the evasion of the foregoing limitations, or (y) to a transaction in which DOC is merged with or into or consolidated with Parent or Dobson.
Events of Default
      The following events will be defined as “Events of Default” in the indenture with respect to each series of Notes:

(1) default in the payment of principal of (or premium, if any, on) any note of such series when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2) default in the payment of interest or Additional Interest, if any, on any note of such series when the same becomes due and payable, and such default continues for a period of 30 days;

(3) default in the performance or breach of the provisions of such indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of Dobson, DOC or Parent, or the failure to make or consummate an Asset Sale Offer in accordance with the “Asset Sales” or “Change of Control” covenant or a breach of the “Incurrence of Indebtedness” or “Restricted Payments” covenants;

(4) Dobson or any Guarantor defaults in the performance of or breaches any other covenant or agreement of Dobson or such Guarantor in such indenture or under the notes of the applicable series (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 45 consecutive days after written notice by the trustee or the Holders of 25% or more in aggregate principal amount of the notes of the applicable series;

(5) there occurs with respect to any issue or issues of Indebtedness of Dobson, any Guarantor or any Significant Subsidiary having an outstanding principal amount of $50.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

•	an event of default that has caused the Holder thereof to declare such Indebtedness to be due and payable prior to its final Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 45 days of such acceleration, and/or

•	the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 45 days of such payment default;

(6) any final judgment or order (not covered by insurance) for the payment of money in excess of $50.0 million in the aggregate for all such final judgments or orders against all such Persons (treating deductibles, self-insurance or retention as not so covered) shall be rendered against Dobson, any Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 45 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $50.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7) a court having jurisdiction in the premises enters a decree or order for

•	relief in respect of Dobson, any Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

•	appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Dobson, any Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of Dobson, any Guarantor or any Significant Subsidiary, or

•	the winding up or liquidation of the affairs of Dobson, any Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

(8) Dobson, any Guarantor or any Significant Subsidiary

•	commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

•	consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Dobson, any Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of Dobson, any Guarantor or any Significant Subsidiary, or

•	effects any general assignment for the benefit of creditors;

(9) any Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by the Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect; or

(10) unless all the Collateral has been released from the applicable Liens in accordance with the provisions of the Security Documents, default by Parent, DOC, Dobson or any Restricted Subsidiary in the performance of the Security Documents, or the occurrence of any other event, in each case that adversely affects the enforceability, validity, perfection or priority of such Liens on a material portion of the Collateral granted to the Collateral Agent for the benefit of the trustee and the Holders of the notes, the repudiation or disaffirmation by Parent, DOC, Dobson or any Restricted Subsidiary of its material obligations under the Security Documents or the determination in a judicial proceeding that the Security

Documents are unenforceable or invalid against Parent, DOC, Dobson or any Restricted Subsidiary party thereto for any reason with respect to a material portion of the Collateral (which default, occurrence, repudiation, disaffirmation or determination is not rescinded, stayed or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after Dobson receives notice thereof specifying such occurrence from the trustee or the Holders of at least 25% of the outstanding principal amount of the notes and demanding that such default, occurrence, repudiation, disaffirmation or determination be remedied).

      If an Event of Default, other than an Event of Default specified in clause (7) or (8) above that occurs with respect to Dobson or any Guarantor, occurs and is continuing under the series of notes or an indenture, the trustee or the Holders of at least 25% in aggregate principal amount of such series of Notes then outstanding, by written notice to Dobson (and to the trustee if such notice is given by the Holders), may, and the trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on such series of notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued and unpaid interest and Additional Interest, if any, shall be immediately due and payable.
      In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by Dobson, the relevant Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.
      If an Event of Default specified in clause (7) or (8) above occurs with respect to Dobson or any Guarantor, the principal of, premium, if any, and accrued and unpaid interest and Additional Interest, if any, on the series of Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any Holder. At any time after declaration of acceleration, but before a judgment or decree for the payment of the money due has been obtained by the trustee, the Holders of at least a majority in principal amount of the outstanding Notes of such series by written notice to Dobson and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if

(1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on such series of Notes that have become due solely by such declaration of acceleration, have been cured or waived and

(2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “— Modification and Waiver.”
      The holders of at least a majority in aggregate principal amount of the outstanding notes of such series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the relevant indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be prejudicial to the rights of Holders of such series of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of such series of Notes.
      A Holder may not pursue any remedy with respect to an indenture or a series of notes unless:

(1) the Holder gives the trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding notes of the affected series make a written request to the trustee to pursue the remedy;

(3) such Holder or Holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

(4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding notes of the affected series do not give the trustee a direction that is inconsistent with the request.
      However, such limitations do not apply to the right of any Holder of a note to receive payment of the principal of, premium, if any, or interest or Additional Interest on, such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the Holder.
      The indentures require certain officers of Dobson to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Guarantors, Dobson and its Restricted Subsidiaries and the Guarantor’s, Dobson’s and its Restricted Subsidiaries’ performance under the indentures and that Dobson and the Guarantors have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Dobson will also be obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indentures.
Defeasance and Discharge
      Defeasance and Discharge. Each indenture provides that Dobson will be deemed to have paid and will be discharged from any and all obligations in respect of the notes of the applicable series on the day of the deposit referred to below, and the provisions of such indenture will no longer be in effect with respect to the such notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(1) Dobson has deposited with the trustee, in trust, money and/or U.S. government obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes of the applicable series on the Stated Maturity of such payments in accordance with the terms of such indenture and such note;

(2) Dobson has delivered to the trustee:

(a) either:

(i) an opinion of counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of Dobson’s exercise of its option under this “Defeasance and Discharge” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Issue Date such that a ruling is no longer required; or

(ii) a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel; and

(b) an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit (except with respect to any trust funds for the account of any Holder who may be deemed an “insider” for purposes of the United States Bankruptcy Code, after one year following the deposit), the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(3) immediately after giving effect to such deposit on a pro forma basis, no Default or Event of Default shall have occurred and be continuing on the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which any of the Guarantors, Dobson or any of its Subsidiaries is a party or by which any of the Guarantors, Dobson or any of its Subsidiaries is bound; and

(4) if at such time the notes of such series are listed on a national securities exchange, Dobson has delivered to the trustee an opinion of counsel to the effect that the notes of such series will not be delisted as a result of such deposit, defeasance and discharge.
      Defeasance of Certain Covenants and Certain Events of Default. Each indenture will further provide that the provisions of such indenture will no longer be in effect with respect to (a) clauses (3) and (4) under “Consolidation, Merger and Sale of Assets,” (b) all the covenants described herein under “Covenants” and “Repurchase at Option of Holders,” (c) clauses (3) and (4) under “Events of Default” with respect to such clauses (3) and (4) under “Consolidation, Merger and Sale of Assets” and such covenants and (d) clauses (5) and (6) under “Events of Default” shall be deemed not to be Events of Default, upon, among other things, the deposit with the trustee, in trust, of money and/or U.S. government obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes of the applicable series on the Stated Maturity of such payments in accordance with the terms of such indenture and such Notes, the satisfaction of the provisions described in clauses (3) and (4) of the preceding paragraph and the delivery by Dobson to the trustee of an opinion of counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.
      Defeasance and Certain Other Events of Default. In the event Dobson exercises its option to omit compliance with certain covenants and provisions of the indentures with respect to the notes as described in the immediately preceding paragraphs and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, Dobson will remain liable for such payments.
Modification and Waiver
      Modifications and amendments of any indenture and the Security Documents may be made by Dobson, the Guarantors and the trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding notes of the applicable series. However, no such modification or amendment may, without the consent of each affected Holder of the affected series of notes,

(1) change the Stated Maturity of the principal of, or any installment of interest on, any note of such series,

(2) reduce the principal amount of, premium, if any, or interest on, any note of such series,

(3) change the place or currency of payment of principal of premium, if any, or interest on, any note of such series,

(4) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the redemption date) of any note of such series or any Note Guarantee,

(5) change the optional redemption dates or optional redemption prices of the notes from that stated under the caption “— Optional Redemption,”

(6) amend, change or modify the obligation of Dobson to make and consummate an Asset Sale Offer under the caption “— Repurchase at Option of Holders — Asset Sales” after the obligation to make such Asset Sale Offer has arisen or the obligation of Dobson to make and consummate an Offer to Purchase under the caption “— Repurchase at Option of Holders — Change of Control” covenant after a Change of Control Triggering Event has occurred, including, in each case, amending, changing or modifying any definition relating thereto in any material respect,

(7) reduce the above-stated percentage of outstanding notes of such series, the consent of whose Holders is necessary to modify or amend the applicable indenture,

(8) waive a default in the payment of principal of, premium, if any, or interest or Additional Interest on, the notes of such series,

(9) release any Note Guarantee other than pursuant to the terms of the applicable indenture;

(10) release all or substantially all of the Collateral from the Liens created by the Security Documents except as specifically provided by the applicable indenture and the Security Documents; or

(11) reduce the percentage of aggregate principal amount of outstanding notes of such series, the consent of whose Holders is necessary for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults.
      Notwithstanding the foregoing, without the consent of any Holder of notes of the affected series, Dobson and the trustee will be permitted to amend or supplement the applicable indenture or such notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Dobson’s or a Guarantor’s obligations to Holders of notes of such series in the case of a merger, consolidation or sale of all or substantially all the assets of Dobson, Parent or DOC in compliance with the applicable indenture;

(4) to make any other change that would provide any additional rights or benefits to the Holders of notes of such series or that does not adversely affect the legal rights under the applicable indenture of any Holder;

(5) to evidence and provide for the acceptance of appointment by a successor trustee;

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

(7) to comply with the provision described under “Issuance of Guarantees by Restricted Subsidiaries” covenant;

(8) to provide for the issuance of additional notes in accordance with the indenture; or

(9) to release Collateral from the Liens created by the Security Documents when permitted by the indenture and the Security Documents.
No Personal Liability of Incorporators, Stockholders, Officers, Directors or Employees
      The indentures will provide that no recourse for the payment of the principal of, premium, if any, or interest or Additional Interest on, any of the notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Dobson or any Guarantor contained in the indentures or in any of the notes, or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator or past, present or future stockholder, officer, director, employee or controlling person of Dobson or any Guarantor. Each Holder, by accepting such note, waives and releases all such liability.

Concerning the Trustees
      Each indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee will exercise those rights and powers vested in it under the relevant indenture and use the same degree of care and skill in its exercise of such rights and powers as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.
      The indentures and provisions of the Trust Indenture Act of 1939 incorporated by reference in the indentures, contain limitations on the rights of the trustee thereunder, should it become a creditor of Dobson, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engaged in other transactions (including the other indentures), provided, however, that if the trustee acquires any conflicting interest, it must eliminate such conflict or resign.
Certain Definitions
      Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the indenture. Reference is made to the indentures for the full definitions of all such terms as well as any other capitalized terms used herein for which no definition is provided.
      “2011 Note Obligations” means Note Obligations in respect of the 2011 Notes.
      “2012 Note Obligations” means Note Obligations in respect of the 2012 Notes.
      “Accounts” shall have the same meaning as such term is ascribed in the New York UCC.
      “Acquired Indebtedness” means Indebtedness of a Person existing at the time such person becomes a Restricted Subsidiary or merges with or into Dobson or which is assumed in connection with an Asset Acquisition by a Restricted Subsidiary and not incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition. The term “Acquired Indebtedness” does not include Indebtedness of a Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition.
      “Additional Interest” has the meaning set forth in the registration rights agreement.
      “Adjusted Consolidated Net Income” means, for any period, the aggregate consolidated net income (or loss) of Dobson and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income, without duplication:

(1) the net income of any Person (other than net income attributable to a Restricted Subsidiary) in which any Person other than Dobson or any of its Restricted Subsidiaries has a joint interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to Dobson or any of its Restricted Subsidiaries by such other Person or such Unrestricted Subsidiary during such period;

(2) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to the first paragraph of the “Restricted Payments” covenant described below (and in such case, except to the extent includable pursuant to clause (1) above), the net income or loss of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with Dobson or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by Dobson or any of its Restricted Subsidiaries;

(3) except in the case of any restriction or encumbrance permitted under the “Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant, the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4) any gains or losses on an after-tax basis attributable to Asset Dispositions; and

(5) all extraordinary gains and extraordinary losses, net of tax.

      “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
      “Applicable Pari Passu Indebtedness” means:

(1) with respect to any asset that is the subject of an Asset Sale at a time when such asset is included in the Collateral, Pari Passu Indebtedness secured on the same priority by all or any part of the Collateral; and

(2) with respect to any other asset, Pari Passu Indebtedness that is required to be repaid (or that under the terms thereof is required to be offered to be repaid) upon a sale of such asset.
      “Applicable Premium” means with respect to any 2011 Fixed Rate Note or 2012 Note, at any redemption date, the greater of:

(1) 1.0% of the principal amount of such note; and

(2) the excess of:

(a) the present value at such time of:

(i) the redemption price of such note at November 1, 2008, plus

(ii) all required interest payments due on such note through November 1, 2008, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over

(b) the principal amount of such note.
      “Asset Acquisition” means:

•	an Investment by Dobson or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with Dobson or any of its Restricted Subsidiaries but only if such Person’s primary business is related, ancillary or complementary to the businesses of Dobson and its Restricted Subsidiaries on the date of such Investment, or

•	an acquisition by Dobson or any of its Restricted Subsidiaries of the property and assets of any Person other than Dobson or any of its Restricted Subsidiaries that constitute all or substantially all of a division, operating unit or line of business of such Person but only if the property and assets acquired are related, ancillary or complementary to the businesses of Dobson and its Restricted Subsidiaries on the date of such acquisition.
      “Asset Disposition” means the sale or other disposition by Dobson or any of its Restricted Subsidiaries other than to Dobson or another Restricted Subsidiary of:

(1) all or substantially all of the Capital Stock of any Restricted Subsidiary; or

(2) all or substantially all of the assets that constitute a division, operating unit or line of business of Dobson or any of its Restricted Subsidiaries.

      “Asset Sale” means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by Dobson or any of its Restricted Subsidiaries to any Person other than Dobson or any of its Restricted Subsidiaries of:

(1) all or any of the Capital Stock of any Restricted Subsidiary;

(2) all or substantially all of the property and assets of a division, operating unit or line of business of Dobson or any of its Restricted Subsidiaries; or

(3) any other property and assets of Dobson or any of its Restricted Subsidiaries outside the ordinary course of business of Dobson or such Restricted Subsidiary and, in each case, that is not governed by the provisions described under “Consolidation, Merger and Sale of Assets.”
      The term “Asset Sale” shall not include:

(1) any (a) single transaction or (b) series of related transactions, that involves assets having a Fair Market Value of less than $10.0 million, provided that the aggregate Fair Market Value of assets involved in all transactions consummated from and after the Issue Date under clause (a) or (b) does not exceed $50.0 million;

(2) sales, transfers or other dispositions of assets, including Capital Stock of Restricted Subsidiaries, for consideration at least equal to the Fair Market Value of the assets sold or disposed of, but only if the consideration received consists of Capital Stock of a Person that becomes a Restricted Subsidiary engaged in, or property or assets (other than cash, except to extent used as a bona fide means of equalizing the value of the property or assets involved in the swap transaction) of a nature or type or that are used in, a Permitted Business on the date of such sale or other disposition (including, but not limited to, territory or market swaps with other Persons engaging in a Permitted Business);

(3) sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the “Restricted Payments” covenant;

(4) sales, transfers or other dispositions of assets, including issuances of Capital Stock, between or among Dobson and/or its Restricted Subsidiaries; or

(5) the sale or other disposition (including sale and leaseback transactions) of Existing Tower Assets.
      “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value, discounted at the rate of interest implicit in the transaction, determined in accordance with GAAP, of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which the lease has been extended or may, at the option of the lessor, be extended.
      “Authorizations” means:

(1) all material filings, recordings, and registrations with, and all material validations or exemptions, approvals, orders, authorizations, consents, franchises, licenses, certificates, and permits from, any Governmental Authority (other than the FCC and applicable PUCs), including, without limitation, any of the foregoing authorizing or permitting the acquisition, construction, or operation of any System; and

(2) all material filings, recordings, and registrations with, and all validations or exemptions, approvals, orders, authorizations, consents, franchises, licenses, certificates, and permits from, the FCC and any applicable PUCs, including, without limitation, any of the foregoing authorizing or permitting the acquisition, construction, or operation of any System.
      “Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing

(1) the sum of the products of

(a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and

(b) the amount of such principal payment by

(2) the sum of all such principal payments.
      “Board of Directors” means:

(1) with respect to a corporation, the Board of Directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.
      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, including, without limitation, all Common Stock and Preferred Stock.
      “Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.
      “Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.
      “Cash Equivalents” means any of the following:

(1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, having maturities of not more than one year from the date of acquisition, unless such obligations are deposited to defease any Indebtedness;

(2) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million or the foreign currency equivalent thereof and has outstanding debt which is rated “A” or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization as defined in Rule 436 under the Securities Act or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation other than an Affiliate of Dobson organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” or higher according to Moody’s or “A-1” or higher according to S&P; and

(5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” or such similar equivalent or higher rating by S&P or Moody’s.

      “Cellular Partnership” means any entity in which Dobson or any of its Restricted Subsidiaries owns, directly or indirectly, a partnership interest.
      “Cellular System” means a public mobile services, cellular radio telephone service telecommunications system licensed under Part 22 of the rules promulgated by the FCC.
      “Change of Control” means:

(1) any “person” or “group”, within the meaning of Section 13(d) of 14(d)(2) of the Exchange Act, other than the Permitted Holders, becomes the ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of the Voting Stock of Dobson, Parent or DOC on a fully diluted basis;

(2) individuals who on the Issue Date constituted the Board of Directors of Dobson, Parent or DOC, as the case may be, together with any new directors whose election by the Board of Directors or whose nomination for election by Dobson’s, Parent’s or DOC’s stockholders was approved by a vote of at least a majority of the members of the Board of Directors then in office who either were members of the Board of Directors of Dobson, Parent or DOC, as the case may be, on the Issue Date or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the Board of Directors of Dobson, Parent or DOC, as the case may be, then in office; provided that the election of up to two individuals (or their replacements from time to time) nominated by each of the majority of the holders of Parent’s Series F preferred stock, 12.25% senior preferred stock or 13% senior preferred stock to the Board of Directors of Parent pursuant to the terms of the relevant certificate of designation existing on the Issue Date shall not, by itself, be deemed to be a Change of Control so long as such election or replacement by such holders does not result in a “change of control” under any Indebtedness (with a principal aggregate amount outstanding of $10.0 million or more) of Parent, DOC, Dobson or its Restricted Subsidiaries;

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the combined assets of Dobson and its Restricted Subsidiaries, taken as a whole, to any Person other than a Wholly Owned Restricted Subsidiary or the Controlling Stockholder or any Affiliate thereof;

(4) the adoption of a plan of liquidation or dissolution of Dobson, Parent or DOC; or

(5) Parent ceases to be the “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of all of the outstanding Common Stock of Dobson or DOC, other than as a result of the consolidation, merger of DOC with Parent or Dobson pursuant to the “Consolidation, Merger and Sale of Assets” covenant where Parent or Dobson, as the case may be, is the Successor Company.
      “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline with respect to the notes.
      “Chattel Paper” shall have the same meaning as such term is ascribed in the New York UCC.
      “Collateral Trustee” means:

(1) in respect of the 2011 Notes, the Note Guarantees with respect to the 2011 Notes and the 2011 Note Obligations, the 2011 Notes trustee under the 2011 Indenture; and

(2) in respect of the 2012 Notes, the Note Guarantees with respect to the 2012 Notes and the 2012 Note Obligations, the 2012 Notes trustee under the 2012 Indenture.
      “Commission” means the Securities and Exchange Commission.
      “Common Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s equity, other than Preferred Stock of such Person, whether now outstanding or issued after the Issue Date, including without limitation, all series and classes of such Common Stock.

      “Communications Act” means, collectively, the Federal Communications Act of 1934, as amended from time to time, and the rules and regulations in effect at any time thereunder.
      “Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) income taxes, other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets;

(3) depreciation expense;

(4) amortization expense; and

(5) all other non-cash items reducing Adjusted Consolidated Net Income other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made, less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for Dobson and its Restricted Subsidiaries in conformity with GAAP;
provided that if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced to the extent not otherwise reduced in accordance with GAAP by an amount equal to the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by the percentage ownership interest in the net income of such Restricted Subsidiary not owned on the last day of such period by Dobson or any of its Restricted Subsidiaries.
      “Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness including, without limitation,

(1) amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting;

(2) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; and

(3) the net costs associated with Interest Rate Agreements;
and the interest expense in respect of Indebtedness that is Guaranteed or secured by Dobson or any of its Restricted Subsidiaries and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by Dobson and its Restricted Subsidiaries during such period; excluding, however, any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof).
      “Consolidated Leverage Ratio” means, on any Transaction Date, the ratio of:

(1) the aggregate amount of Indebtedness of Dobson and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date, to

(2) the aggregate amount of Consolidated EBITDA of Dobson and its Restricted Subsidiaries for the then most recent four fiscal quarters for which consolidated financial statements of Dobson have been filed with the Commission or provided to the trustee (such four fiscal quarter period being the “Four Quarter Period”).
      In determining the Consolidated Leverage Ratio, pro forma effect shall be given to:

(1) any Indebtedness that is to be incurred or repaid on the Transaction Date;

(2) Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during the period beginning on the first day of the Four

Quarter Period and ending on the Transaction Date (the “Reference Period”) as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(3) asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into Dobson or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period.

To the extent that pro forma effect is given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division, operating unit or line of business of the Person, that is acquired or disposed of for which financial information is available.
      “Controlling Stockholder” means Everett R. Dobson.
      “Copyrights” means:

(1) all copyrights arising under the laws of the United States, any other country or any political subdivision thereof, whether registered or unregistered and whether published or unpublished, all registrations and recordings thereof, and all applications in connection therewith, including, without limitation, all registrations, recordings and applications in the United States Copyright Office; and

(2) the right to obtain all renewals thereof.
      “Copyright Licenses” means any written agreement naming Dobson or any Guarantor as licensor or licensee granting any right under any Copyright, including, without limitation, the grant of rights to manufacture, distribute, exploit and sell materials derived from any Copyright.
      “Credit Agreement” means one or more debt facilities or commercial paper facilities (including the Dobson Credit Agreement) with banks or other institutional lenders providing for revolving credit loans, term loans, senior or subordinated note financings, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case together with all other agreements, instruments, and documents (including, without limitation, any Guarantees and Security Documents) executed or delivered pursuant thereto or in connection therewith, in each case as such agreement, other agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced, refinanced or otherwise modified from time to time, including, without limitation, any agreement increasing or decreasing the amount of, extending the maturity of, refinancing or otherwise restructuring all or a portion of the Indebtedness under such agreements or any successor agreements.
      “Credit Agreement Agent” means, at any time, the Person serving at such time as the “Agent” or the “Administrative Agent” or the “Trustee” under the Credit Agreement or any other representative of the Lenders then most recently designated as such by the requisite percentage of such Lenders in a written notice delivered to the trustee and the Collateral Trustee.
      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.
      “Current Assets” means all present and future rights, title and interests of DOC, Dobson and the Subsidiary Guarantors in each of the following:

(1) all Receivables;

(2) all Inventory;

(3) all General Intangibles to the extent evidencing Receivables;

(4) all Documents, Instruments and Chattel Paper to the extent evidencing any of the foregoing;

(5) all Deposit Accounts to the extent containing Proceeds of Receivables or Inventory;

(6) all Supporting Obligations relating to any of the foregoing;

(7) all books and records pertaining to any of the foregoing; and

(8) to the extent not otherwise included, all Proceeds of Receivables and Inventory (including, without limitation, any such Proceeds constituting Investment Property (as defined in the New York UCC)).
      “Deposit Account” has the same meaning as such term is ascribed in the Uniform Commercial Code of any applicable jurisdiction and, in any event, including, without limitation, any demand, time, savings, passbook or like account maintained with a depositary institution.
      “Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(1) required to be redeemed prior to the final Stated Maturity of the notes;

(2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the final Stated Maturity of the notes; or

(3) convertible into or exchangeable for Capital Stock referred to in (1) or (2) above or Indebtedness having a scheduled maturity prior to the final Stated Maturity of the notes.
      Any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of a “change of control” occurring prior to the final Stated Maturity of the notes shall not constitute Disqualified Stock if the “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the “Change of Control” covenant and such Capital Stock specifically provides that Dobson of such Capital Stock will not repurchase or redeem any such Capital Stock pursuant to such provision prior to Dobson’s repurchase of such notes as are required to be repurchased pursuant to the “Change of Control” covenant.
      “Dobson Credit Agreement” means that certain Credit Agreement, dated as of October 23, 2003 and amended by Amendment No. 1, dated as of March 19, 2004, and Amendment No. 2, dated as of May 7, 2004, among Dobson as borrower, Parent and DOC as guarantors, the several banks and other financial institutions or entities from time to time party thereto as “Lenders,” Lehman Commercial Paper Inc., as administrative agent for the Lenders, Lehman Brothers Inc. and Bear, Stearns & Co. Inc., as joint lead arrangers and joint book runners, Bear Stearns Corporate Lending Inc. as syndication agent and Morgan Stanley Senior Funding, Inc., as co-arranger and documentation agent, as further amended on the Issue Date, or if such amendment on the Issue Date is not entered into and such Credit Agreement is terminated, any Credit Agreement that replaces such Credit Agreement, as amended, modified, renewed, restated, refinanced or replaced, in whole or in part, from time to time.
      “Documents” shall have the same meaning as such term is ascribed in the New York UCC.
      “Domestic Restricted Subsidiary” means any Restricted Subsidiary of Dobson other than a Subsidiary that is:

(1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code, or

(2) a Subsidiary of such controlled foreign corporation.
      “Equipment” shall have the same meaning as such term is ascribed in the New York UCC.
      “Equipment Lease and Switch Sharing Agreements” means the three Equipment Lease Agreements and the two Switch Sharing Agreements between Dobson Operating Co., LLC and American Cellular Corporation, the two Equipment Lease Agreements and one Switch Sharing Agreement between Dobson Cellular Communications, Inc. and Dobson Operating Co., LLC, the one Equipment Lease Agreement between Dobson Cellular Communications, Inc. and American Cellular Corporation, the one Equipment Lease

Agreement between Dobson Cellular Communications, Inc. and Dobson, and the one Switch Sharing Agreement between Dobson and American Cellular Corporation, all dated as of January 1, 2003, which provide for the leasing or sharing of certain telecommunications equipment between the parties thereto, including any amendments or modifications thereto; provided, however, that such amendments or modifications may not adversely affect Dobson and its Restricted Subsidiaries when compared with the provisions in place immediately prior to the time of such amendment.
      “Equity Interest” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into or exchangeable for Capital Stock.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute.
      “Exchange Debentures” means any subordinated debentures issued in exchange for all or any portion of the Parent Preferred Stock pursuant to the terms of such Parent Preferred Stock.
      “Existing Parent Indebtedness” means the 8.875% senior notes due 2013 of Parent issued pursuant to an indenture dated September 26, 2003 between Parent and Bank of Oklahoma, National Association, as trustee, and the 10.875% senior notes due 2010 of Parent issued pursuant to an indenture dated June 22, 2000 between Parent and United States Trust Company of New York, as trustee, in each case, outstanding on the Issue Date.
      “Existing Preferred Stock” means each of Parent’s 13% Senior Exchangeable Preferred Stock due 2009, 12.25% Senior Exchangeable Preferred Stock due 2008 and Series F Convertible Preferred Stock due 2016 outstanding on the Issue Date.
      “Existing Tower Assets” means any telecommunications towers (including any equipment, real property interests and fixtures which are appurtenant and integral to such towers) (i) owned by Dobson or any of its Restricted Subsidiaries on the Issue Date, (ii) acquired by Dobson as part of the acquisition of RFB Cellular, Inc. and its affiliates pursuant to a purchase agreement dated September 22, 2004, as same may be amended, and (iii) acquired by Dobson or any of its Restricted Subsidiaries at any time prior to the earlier of (x) one year after the Issue Date and (y) the date of the first sale and leaseback transaction with respect to any Existing Tower Assets.
      “Fair Market Value” means with respect to any asset or group of assets (other than a marketable security) at any date, the value of the consideration obtainable in a sale of such asset at such date assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, as reasonably determined by the Board of Directors of Dobson or, if such asset shall have been the subject of a relatively contemporaneous appraisal by an independent third party appraiser, the basic assumptions underlying which have not materially changed since its date, the value set forth in such appraisal.
      “FCC” means the Federal Communications Commission.
      “FCC License” means each license issued by the FCC to Dobson or any Subsidiary Guarantor from time to time.
      “First Lien Collateral Representative” means, (1) at any time that any Obligations under the Dobson Credit Agreement are outstanding, the Credit Agreement Agent thereunder, and (2) at any other time thereafter, the Collateral Trustee in respect of the 2011 Notes under the 2011 indenture.
      “First Lien Documents” means:

(1) in respect of the Primary Collateral, the 2011 indenture, the Note Guarantees with respect to the 2011 Notes and the 2011 Notes;

(2) any Credit Agreement designated as a “First Lien Document” for purposes of the Intercreditor Agreement; and

(3) all other documents and instruments pursuant to which any Indebtedness constituting First Lien Obligations has been incurred or is outstanding, as the same may be amended, restated, replaced, refinanced, renewed, extended, supplemented or modified from time to time.
      “First Lien Obligations” means:

(1) in respect of the Primary Collateral, (a) the 2011 Notes, the Note Guarantees with respect to the 2011 Notes and the 2011 Note Obligations, (b) any Obligations under the Dobson Credit Agreement and (c) all other Indebtedness of Dobson and its Subsidiaries (including any additional 2011 Notes) designated as “First Lien Obligations” for purposes of the Intercreditor Agreement permitted to be incurred pursuant to the provisions of “Covenants — Incurrence of Indebtedness” and the provisions of “Covenants — Liens”; and

(2) in respect of the Other Collateral, all Indebtedness of Dobson and its Subsidiaries, including any Credit Agreement, permitted to be incurred pursuant to the provisions of “Covenants — Incurrence of Indebtedness” and the provisions of “Covenants — Liens” that is designated as “First Lien Obligations” for purposes of the Intercreditor Agreement.
      “First Lien Obligation Period” means any period during which:

(1) any First Lien Obligations are outstanding (and, for purposes hereof, notes that have been defeased pursuant to the indentures shall be deemed to be not outstanding);

(2) any commitments pursuant to which First Lien Obligations may be incurred are in effect; or

(3) any letters of credit issued under any First Lien Documents are outstanding but have not been discharged or fully cash collateralized in accordance with the terms of the applicable First Lien Document.
      “First Priority Liens” means a Lien granted pursuant to a Security Document to the Collateral Trustee upon any property of Dobson or any Guarantor to secure First Lien Obligations.
      “Foreign Subsidiary” means any Subsidiary organized under the laws of any jurisdiction outside the United States of America.
      “Foreign Subsidiary Voting Stock” means the voting Capital Stock of any Foreign Subsidiary.
      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the indentures shall be computed in conformity with GAAP applied on a consistent basis.
      “General Intangibles” shall have the same meaning as such term is ascribed in the New York UCC, including without limitation, any contracts.
      “Goods” shall have the same meaning as such term is ascribed in the New York UCC.
      “Governmental Authority” means any (a) local, state, municipal, or federal judicial, executive, or legislative instrumentality, (b) private arbitration board or panel, or (c) central bank.
      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness or other obligation of such other Person, whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise; or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part.
      The term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.
      “Guarantors” means Parent, DOC and each Subsidiary Guarantor, and their successors under the indentures, until such Guarantor is released in accordance with the terms of the relevant indenture.
      “Holder” means a Person in whose name a note is registered in the security register.
      “incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, provided that any Indebtedness of a Person existing at the time it becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary.
      “Indebtedness” means, with respect to any Person at any date of determination, without duplication:

(1) all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6), (7) or (8) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5) all obligations of such Person as lessee under Capitalized Leases;

(6) all indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; but only to the extent of the lesser of:

(a) the Fair Market Value of such asset at such date of determination; and

(b) the amount of such Indebtedness;

(7) all indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

(8) the maximum fixed redemption or repurchase price of Disqualified Stock (or, in the case of any Restricted Subsidiary, of Preferred Stock) of such Person; and

(9) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements.
      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided:

(1) the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP; and

(2) money borrowed at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall be deemed not to be “Indebtedness.”
      Indebtedness shall not include (x) Parent Subordinated Indebtedness and (y) intercompany advances or receivables by or among Parent and its Subsidiaries relating to operating receipts and disbursements and incurred in the ordinary course of business consistent with past practices and expected to be paid within 60 days.
      “Initial Subsidiary Guarantor” means each direct and indirect Wholly Owned Restricted Subsidiary existing on the Issue Date.
      “Instrument” shall have the same meaning as such term is ascribed in the New York UCC.
      “Intangible Assets” means any contract, Authorization, General Intangible, Copyright License, Patent License or Trademark License.
      “Intellectual Property” means, collectively, all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.
      “Intercompany Note” means any promissory note evidencing loans made from time to time to Dobson or any Subsidiary Guarantor by the Parent or any of its Subsidiaries (provided that intercompany advances and expense allocations shall not be required to be evidenced by a promissory note).
      “Intercreditor Agreement” means the Intercreditor Agreement to be dated on or about the Issue Date among the Credit Agreement Agent, the 2011 Notes trustee, the 2012 Notes trustee, Dobson and the Guarantors, as amended, modified, restated, supplemented or replaced from time to time.
      “Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.
      “Inventory” shall have the same meaning ascribed to such term in the New York UCC.
      “Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of Dobson or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

(1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(2) the Fair Market Value of the Capital Stock or any other Investment held by Dobson or any of its Restricted Subsidiaries, of or in any Person that has ceased to be a Restricted Subsidiary other than as a result of being designated as an Unrestricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) of the “Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant.
      For purposes of the definition of “Unrestricted Subsidiary” and the “Restricted Payments” covenant described below:

(1) “Investment” shall include the Fair Market Value of the assets (net of liabilities (other than liabilities to Dobson or any of its Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary;

(2) the Fair Market Value of the assets (net of liabilities (other than liabilities to Dobson or any of its Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments; and

(3) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.
      “Investment Grade Rating” means a rating equal to or higher than Baa3 by Moody’s and BBB- by S&P, provided that at such time neither Rating Agency has publicly announced that the notes are under consideration for possible downgrade to a rating lower than Baa3 or BBB-, respectively.
      “Investment Property” means, collectively (1) all “investment property” as such term is defined in Section 9-102(a)(49) of the New York UCC (other than any Foreign Subsidiary Voting Stock excluded from the definition of “Pledged Stock”) and (2) whether or not constituting “investment property” as so defined, all Pledged Notes and all Pledged Stock.
      “Issue Date” means the date on which the notes are originally issued under the indentures.
      “Lenders” means, at any time, the parties to any Credit Agreement then holding (or committed to provide) loans, letters of credit, debt securities or other extensions of credit that constitute (or when provided will constitute) part of the First Lien Obligations, Second Lien Obligations or Third Lien Obligations, as applicable.
      “Letter-of-Credit Rights” shall have the same meaning as such term is ascribed in the New York UCC.
      “Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).
      “Liquidity” means the aggregate amount of all cash and Cash Equivalents held by Dobson or any Subsidiary Guarantor plus any borrowing available to Dobson or any Subsidiary Guarantor under any Credit Agreement; provided that the Board of Directors of Dobson has determined in good faith that such borrowing will be available for at least six months from the date of determination.
      “Management Agreement” means the Management Agreement between Dobson and American Cellular Corporation, dated as of August 19, 2003, as amended, so long as any such amendment is no less favorable (other than as a direct result of any changes in applicable regulation) to Dobson or any of its Restricted Subsidiaries, as the case may be, in any material respect than the original agreement as in effect on the Issue Date.
      “Moody’s” means Moody’s Investors Service, Inc. and its successors.
      “Mortgages” means each of the mortgages and deeds of trust made by Dobson or any Guarantor in favor of, or for the benefit of, the Collateral Trustee for the benefit of the Holders of the notes, in form and substance reasonably satisfactory to the Collateral Trustee, as the same may be amended, supplemented or otherwise modified from time to time.
      “Net Cash Proceeds” means:

(1) with respect to any Asset Sale or sale of any Existing Tower Assets, the proceeds of such Asset Sale or such sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Cash Equivalents (except to the extent such obligations are financed or sold with recourse to Dobson or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or Cash Equivalents, net of:

(a) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale or such sale;

(b) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale or such sale without regard to the consolidated results of operations of Dobson and its Restricted Subsidiaries, taken as a whole;

(c) payments made to repay Indebtedness or any other obligation (owing to a Person other than Dobson or any Subsidiary of Dobson) outstanding at the time of such Asset Sale or such sale that either:

(i) is secured by a Lien on the property or assets sold; or

(ii) is required to be paid as a result of such sale; and

(d) appropriate amounts to be provided by Dobson or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale or such sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale or such sale, all as determined in conformity with GAAP; and

(2) with respect to any issuance or sale of Capital Stock or the incurrence of any Indebtedness, the proceeds of such issuance or sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations to the extent corresponding to the principal, but not interest, component thereof when received in the form of cash or Cash Equivalents (except to the extent such obligations are financed or sold with recourse to Dobson or any Restricted Subsidiary of Dobson) and proceeds from the conversion of other property received when converted to cash or Cash Equivalents, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.
      “New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.
      “Note Guarantee” means the Guarantee of the obligations of Dobson under the indentures and the notes by any Guarantor.
      “Note Obligations” means the notes, the Parent Guarantee, the Subsidiary Guarantees and all other Obligations of any Obligor under the indentures, the notes, the Exchange Notes, the Parent Guarantee, the Subsidiary Guarantees and the Security Documents.
      “Obligations” means any principal, interest, penalties, fees, indemnities, reimbursement obligations, guarantee obligations, costs, expenses (including fees and disbursements of counsel), damages and other liabilities and obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of or in connection with the documentation governing or made, delivered or given in connection with, any Indebtedness (including, without limitation, interest accruing at the then applicable rate provided in such documentation after the maturity of such Indebtedness and interest accruing at the then applicable rate provided in such documentation after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to Dobson or any Restricted Subsidiary, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding).
      “Obligor” means a Person obligated as an issuer or guarantor of the notes.
      “Officers’ Certificate” means a certificate signed on behalf of Dobson by two officers, at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of Dobson and delivered to the trustee.
      “Parent Preferred Stock” means, collectively, (i) the shares of the Senior Exchangeable Preferred Stock (valued at $1,000 liquidation value) issued by Parent which are mandatorily redeemable in 2008, outstanding on the Issue Date, together with additional Preferred Stock issued in lieu of dividends on the Preferred Stock described in this clause (i); (ii) the shares of Senior Exchangeable Preferred Stock (valued at $1,000 liquidation value) issued by Parent which are mandatorily redeemable in 2009, outstanding on the Issue Date, together with additional Preferred Stock issued in lieu of dividends on the Preferred Stock described in this clause (ii); and (iii) all renewals, extensions, amendments, modifications, and refinancings of the Preferred Stock described in clauses (i) and (ii) hereof, so long as (x) the principal amount of any refinanced Preferred Stock shall not exceed the principal amount of the Preferred Stock being refinanced immediately prior to giving effect to any such refinancing; (y) the terms of the refinancing are no less favorable to Holders of the notes than the terms of the Preferred Stock being refinanced; and (z) the maturity date of the refinancing is the same as or later than the maturity date of the Preferred Stock being refinanced.
      “Parent Subordinated Indebtedness” means (a) subordinated indebtedness owed to Parent outstanding on the Issue Date and (b) any other indebtedness of Dobson owed to Parent that by its terms or by the terms of any agreement or instrument pursuant to which such indebtedness is incurred:

(1) is expressly made subordinate in right of payment to the notes;

(2) provides that no payment of principal or interest on, or any other payment with respect to, such indebtedness may be made prior to the 91st day following payment in full of all of Dobson’s obligations under the notes; and

(3) provides that holders of such indebtedness cannot make demands for payment or assert other claims, declare such indebtedness to be due upon an event of default or otherwise exercise any remedy, in each case prior to the 91st day following payment in full of all of Dobson’s obligations under the notes.
      “Pari Passu Indebtedness” means any Indebtedness of Dobson or any Guarantor that is not subordinated in right of payment to any other Indebtedness of Dobson or such Guarantor, as the case may be.
      “Patents” means:

(1) all letters patent of the United States, any other country or any political subdivision thereof, all reissues and extensions thereof and all goodwill associated therewith;

(2) all applications for letters patent of the United States or any other country and all divisions, continuations and continuations-in-part thereof; and

(3) all rights to obtain any reissues or extensions of the foregoing.
      “Patent License” means all agreements, whether written or oral, providing for the grant by or to Dobson or any Guarantor of any right to manufacture, use or sell any invention covered in whole or in part by a Patent.
      “PCS Systems” means the wireless cellular telecommunication systems offering “Personal Communication Services” authorized under Part 24 of the FCC Rules (47 C.F.R. §§ 24.1 et seq.).
      “Permitted Business” means:

(1) the delivery or distribution of telecommunications, voice, data, internet or video services; and

(2) any business or activity reasonably related or ancillary thereto, including, without limitation, any business conducted by Dobson or any Restricted Subsidiary on the Issue Date and the acquisition, holding or exploitation or any license relating to the delivery of the services described in clause (1) of this definition.
      “Permitted Holders” means, collectively, descendants of Russell Dobson and any trusts or partnerships that are beneficially owned by such descendants.
      “Permitted Investment” means:

(1) an Investment in Dobson or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, Dobson or a Restricted Subsidiary; but only if such person’s primary business is related, ancillary or complementary to the businesses of Dobson and its Restricted Subsidiaries on the date of such Investment;

(2) Cash Equivalents;

(3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4) stock, obligations or securities received in satisfaction of judgments or pursuant to any court supervised plan of reorganization or similar proceeding;

(5) non-cash consideration acquired in any Asset Sale effected in accordance with the “Asset Sales” covenant; and

(6) any acquisition of assets used, or Capital Stock of a Person primarily engaged, in a business related, ancillary or complementary to the business of Dobson and its Restricted Subsidiaries to the extent acquired in exchange for Capital Stock (other than Disqualified Stock) of Dobson.
      “Permitted Liens” means:

(1) Liens to secure Indebtedness of Dobson or any Subsidiary Guarantor in an aggregate principal amount outstanding at any time not to exceed $125.0 million;

(2) Liens to secure Indebtedness permitted under clause (9) of the second paragraph of the “Incurrence of Indebtedness” covenant, provided that such Lien is not a First Priority Lien with respect to the Primary Collateral or Other Collateral, or Second Priority Lien with respect to the Other Collateral, and is equal or junior to the Second Lien Obligations with respect to the Primary Collateral and the Third Lien Obligations with respect to the Other Collateral;

(3) First Priority Liens, Second Priority Liens and Third Priority Liens to secure Indebtedness permitted under clause (7) of the second paragraph of the “Incurrence of Indebtedness” covenant;

(4) Liens on property of a Person existing at the time such Person is merged into or consolidated with Dobson or any of its Restricted Subsidiaries; provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with us or our Restricted Subsidiary;

(5) Liens on property existing at the time of acquisition of that property by Dobson or any of its Restricted Subsidiaries; provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Dobson or its Restricted Subsidiary;

(6) Liens existing on the Issue Date, including Liens securing obligations under the Dobson Credit Agreement;

(7) Liens in favor of Dobson;

(8) any interest or title of a lessor in the property subject to any Capitalized Lease;

(9) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, deposits to secure the performance of bids, trade contracts, government contracts, leases or licenses or other obligations of a like nature incurred in the ordinary course of business, including, without limitation, landlord Liens on leased properties;

(10) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted, provided that any reserve or other appropriate provision as will be required to conform with GAAP will have been made for that reserve or provision;

(11) carriers’, warehousemen’s, mechanics’, landlords’ materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations not overdue for a period in excess of 60 days or which are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted; provided, however, that any reserve or other appropriate provision as will be required to conform with GAAP will have been made for that reserve or provision;

(12) easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in any case materially detract from the value of the property subject to the Lien or do not interfere with or adversely affect in any material respect the ordinary conduct of our business and the business of our Restricted Subsidiaries taken as a whole;

(13) Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and other similar Liens arising in the ordinary course of business;

(14) leases or subleases granted to third Persons not interfering with our ordinary course of business or of the business of any of our Restricted Subsidiaries;

(15) Liens, other than any Lien imposed by ERISA or any rule or regulation promulgated under ERISA, incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, and other types of social security;

(16) deposits made in the ordinary course of business to secure liability to insurance carriers;

(17) any attachment or judgment Lien in respect of a judgment not constituting an Event of Default under clause (6) of the “Events of Default”;

(18) any interest or title of a lessor or sublessor under any operating lease, conditional sale, title retention, consignment or similar arrangements entered into in the ordinary course of business;

(19) Liens under licensing agreements for use of intellectual property entered into in the ordinary course of business;

(20) bankers’ liens in respect of deposit accounts;

(21) Liens imposed by law incurred by Dobson or its Restricted Subsidiaries in the ordinary course of business; and

(22) Liens on assets directly related to a sale and leaseback transaction to secure related Attributable Debt.
      “Permitted Refinancing Indebtedness” means any Indebtedness of Dobson or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Dobson or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value or liquidation preference, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value or liquidation preference, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest or dividends, if applicable, on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final Stated Maturity not earlier than the Stated Maturity of, and has an Average Life equal to or greater than the Average Life of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a Stated Maturity not earlier than the final Stated Maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Dobson or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.
      “Pledged Notes” means all Intercompany Notes at any time issued to Dobson or any Guarantor and all other promissory notes issued to or held by Dobson or any Guarantor (other than promissory notes issued in connection with extensions of trade credit by Dobson or any Guarantor in the ordinary course of business).
      “Pledged Stock” means:

(1) any shares, stock certificates, equity interests, options or rights of any nature whatsoever in respect of the Capital Stock of any Person (including pursuant to any operating agreement with respect to any limited liability company) that may be issued or granted to, or held by, Dobson, DOC or any Subsidiary Guarantor, and Capital Stock in DOC or Dobson held by Parent, from time to time, provided that, to the extent that and for so long as adverse tax consequences for Parent and its Subsidiaries organized under the laws of any jurisdiction within the United States of America would otherwise result from a pledge of all the Capital Stock of any Foreign Subsidiary, not more than 65% of the total outstanding Foreign Subsidiary Voting Stock of such Foreign Subsidiary shall be deemed pledged under the Security Documents; and

(2) all right, title and interest of Dobson or any Subsidiary Guarantor as a limited or general partner in any Cellular Partnership or any other partnership from time to time, together with all right, title and interest of Dobson or any Subsidiary Guarantor in any partnership agreement with respect to any such Cellular Partnership or other partnership (to the extent such right, title or interest does not constitute an Excluded Asset).
      “Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s preferred or preference equity, whether now outstanding or issued after the Issue Date, including all series and classes of such preferred stock or preference stock.
      “Proceeds” shall have the same meaning as such term is ascribed in the New York UCC and, in any event, including, without limitation, all dividends or other income from the Investment Property, collections thereon or distributions or payments with respect thereto.
      “Property” means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, including Capital Stock.
      “PUC” means any state regulatory agency or governmental authority that exercises jurisdiction over the services provided via, or the ownership, construction, or operation of, commercial mobile radio service facilities.
      “Rating Agency” means each of S&P and Moody’s or, if either of S&P and Moody’s shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by Dobson (as evidenced by a resolution of the Board of Directors of Dobson), which shall be substituted for any of S&P or Moody’s, as the case may be.
      “Rating Date” means the date which is 90 days prior to the earlier of:

(1) a Change of Control, and

(2) public notice of the occurrence of a Change of Control or of the intention of Dobson to effect a Change of Control.
      “Rating Decline” means the occurrence of the following on, or within 90 days after, the earlier of the date of public notice of the occurrence of a Change of Control or of the intention of Dobson to effect a Change of

Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies):

(1) in the event the notes are assigned an Investment Grade Rating by both Rating Agencies on the Rating Date, the rating of the notes by one of the Rating Agencies shall be below an Investment Grade Rating; or

(2) in the event the notes are rated below an Investment Grade Rating by at least one of the Rating Agencies on the Rating Date, the rating of the notes by at least one of the Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).
      “Receivable” means any right to a monetary payment for goods which have been sold, leased, licensed, assigned or otherwise disposed of, or for services which have been rendered, whether or not such right is evidenced by an Instrument or Chattel Paper and whether or not it has been earned by performance (including, without limitation, any Account).
      “Replacement Assets” means:

(1) capital expenditures or other non-current assets of a nature or type that are used in a Permitted Business; or

(2) substantially all the assets of a Permitted Business or a majority of the Voting Power of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.
      “Restricted Subsidiary” means any Subsidiary of Dobson other than an Unrestricted Subsidiary.
      “Second Lien Documents” shall mean:

(1) in respect of the Other Collateral, the 2011 indenture, the Note Guarantees with respect to the 2011 Notes and the 2011 Notes,

(2) in respect of the Primary Collateral, the 2012 indenture, the Note Guarantees with respect to the 2012 Notes and the 2012 Notes, and

(3) all other documents and instruments pursuant to which any Indebtedness constituting Second Lien Obligations has been incurred or is outstanding, as the same may be amended, restated, replaced, refinanced, renewed, extended, supplemented or modified from time to time.
      “Second Lien Collateral Representative” means:

(1) in respect of the Other Collateral, for so long as such Other Collateral secures First Lien Obligations, the Collateral Trustee in respect of the 2011 Notes under the 2011 indenture; and

(2) in respect of the Primary Collateral, the Collateral Trustee in respect of the 2012 Notes under the 2012 indenture.
      “Second Lien Obligations” means:

(1) in respect of the Other Collateral, the 2011 Notes, the Note Guarantees with respect to the 2011 Notes and the 2011 Note Obligations and all other Indebtedness of Dobson and its Subsidiaries (including any additional 2011 Notes) designated as “Second Lien Obligations” for purposes of the Intercreditor Agreement permitted to be incurred pursuant to the provisions of “Covenants — Incurrence of Indebtedness” and the provisions of “Covenants — Liens”; and

(2) in respect of the Primary Collateral, the 2012 Notes, the Note Guarantees with respect to the 2012 Notes and the 2012 Note Obligations and all other Indebtedness of Parent and its Subsidiaries (including any additional 2012 Notes) designated as “Second Lien Obligations” for purposes of the Intercreditor Agreement permitted to be incurred pursuant to the provisions of “Covenants — Incurrence of Indebtedness” and the provisions of “Covenants — Liens.”

      “Second Lien Obligation Period” means any period during which:

(1) any Second Lien Obligations are outstanding (and, for purposes hereof, notes that have been defeased pursuant to the indentures shall be deemed to be not outstanding);

(2) any commitments pursuant to which Second Lien Obligations may be incurred are in effect; or

(3) any letters of credit issued under any Second Lien Documents are outstanding but have not been discharged or fully cash collateralized in accordance with the terms of the applicable Second Lien Document.
      “Second Priority Liens” means a Lien granted pursuant to a Security Document to the Collateral Trustee upon any property of Dobson or any Guarantor to secure Second Lien Obligations.
      “Secured Obligations” means, collectively, all First Lien Obligations, all Second Lien Obligations and all Third Lien Obligations.
      “Security Agreement” means:

(1) the First Lien Notes Security Agreement to be dated on or about the Issue Date among DOC, Dobson, Parent and certain of Dobson’s Restricted Subsidiaries party thereto and the Collateral Trustee, with respect to the Security Interests in favor of the Collateral Trustee, for the benefit of the Holders of the 2011 Notes, in all or any portion of the Collateral, in each case, as amended, modified, restated, supplemented or replaced from time to time; and

(2) the Second Lien Notes Security Agreement to be dated on or about the Issue Date among DOC, Dobson, Parent and certain of Dobson’s Restricted Subsidiaries party thereto and the Collateral Trustee, with respect to the Security Interests in favor of the Collateral Trustee, for the benefit of the Holders of the 2012 Notes, in all or any portion of the Collateral, in each case, as amended, modified, restated, supplemented or replaced from time to time, as the context suggests.
      “Security Documents” means:

(1) in respect of the First Lien Obligations, the First Lien Security Agreement, the Intercreditor Agreement, and all other security agreements, pledges, collateral assignments or other instruments evidencing or creating First Priority Liens in all or any portion of the Collateral for the benefit of the Holders of the notes, in each case, as amended, modified, restated, supplemented or replaced from time to time;

(2) in respect of the Second Lien Obligations, the Second Lien Security Agreement, the Intercreditor Agreement, and all other security agreements, pledges, collateral assignments or other instruments evidencing or creating Second Priority Liens in all or any portion of the Collateral for the benefit of the Holders of the notes, in each case, as amended, modified, restated, supplemented or replaced from time to time; and

(3) in respect of the Third Lien Obligations, the Intercreditor Agreement, and all other security agreements, pledges, collateral assignments or other instruments evidencing or creating Third Priority Liens in all or any portion of the Collateral for the benefit of the Holders of the notes, in each case, as amended, modified, restated, supplemented or replaced from time to time.
      “Security Interests” means the Liens on the Collateral created by the Security Documents in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the notes.
      “Senior Preferred Stock” means each of Parent’s series of 13% Senior Exchangeable Preferred Stock due 2009 and 12.25% Senior Exchangeable Preferred Stock due 2008 outstanding on the Issue Date.
      “Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries that are Restricted Subsidiaries:

(1) for the most recent fiscal year of Dobson, accounted for more than 10% of the consolidated revenues of Dobson and its Restricted Subsidiaries; or

(2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of Dobson and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of Dobson for such fiscal year.
      “S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, and its successors.
      “Stated Maturity” means:

(1) with respect to any Indebtedness, the date specified in such Indebtedness as the fixed date on which the final installment of principal of such Indebtedness is due and payable or the fixed date on which such Indebtedness is mandatorily redeemable; and

(2) with respect to any scheduled installment of principal of or interest or dividends, as applicable, on any Indebtedness, the date specified in such Indebtedness as the fixed date on which such installment is due and payable.
      “Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.
      “Subsidiary Guarantee” means any Note Guarantee issued by a Restricted Subsidiary.
      “Subsidiary Guarantor” means any Restricted Subsidiary which has provided a Note Guarantee on the Issue Date or will provide a Note Guarantee pursuant to the “Issuances of Guarantees by Restricted Subsidiaries” covenant, and its successors until released in accordance with the terms of the Indenture.
      “Supporting Obligations” shall have the same meaning as such term is ascribed in the New York UCC.
      “System” means each of the Cellular Systems and PCS Systems, now or hereafter owned, operated, or managed by Dobson or its Restricted Subsidiaries.
      “Tax Sharing Agreement” means the Consolidated Income Tax Payment Agreement among Parent and its Subsidiaries, dated as of February 28, 1997, as amended, so long as any such amendment is no less favorable taken as a whole to Dobson and its Subsidiaries in any material respects than the original agreement as in effect on the Issue Date.
      “Third Lien Collateral Representative” means in respect of the Other Collateral, the Collateral Trustee in respect of the 2012 Notes under the 2012 indenture.
      “Third Lien Documents” shall mean:

(1) in respect of the Other Collateral, the 2012 indenture, the Note Guarantees with respect to the 2012 Notes and the 2012 Notes; and

(2) all other documents and instruments pursuant to which any Indebtedness constituting Third Lien Obligations has been incurred or is outstanding, as the same may be amended, restated, replaced, refinanced, renewed, extended, supplemented or modified from time to time.
      “Third Lien Obligations” means, in respect of the Other Collateral, the 2012 Notes, the Note Guarantees with respect to the 2012 Notes and the 2012 Note Obligations and all other Indebtedness of Dobson and its Subsidiaries (including any additional 2012 Notes) designated as “Third Lien Obligations” for purposes of the Intercreditor Agreement permitted to be incurred pursuant to the provisions of “Covenants — Incurrence of Indebtedness” and provisions of “Covenants — Liens.”
      “Third Lien Obligation Period” means any period during which:

(1) any Third Lien Obligations are outstanding (and, for purposes hereof, notes that have been defeased pursuant to the indentures shall be deemed to be not outstanding);

(2) any commitments pursuant to which Third Lien Obligations may be incurred are in effect; or

(3) any letters of credit issued under any Third Lien Documents are outstanding but have not been discharged or fully cash collateralized in accordance with the terms of the applicable Third Lien Document.
      “Third Priority Liens” means a Lien granted pursuant to a Security Document to the Collateral Trustee upon any property of Dobson or any Guarantor to secure Third Lien Obligations.
      “Trade Payables” means accounts payable to vendors in the ordinary course of business.
      “Trademark License” means any agreement, whether written or oral, providing for the grant by or to Dobson or any Guarantor of any right to use any Trademark.
      “Trademarks” means (1) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers, and all goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof, or otherwise, and all common-law rights related thereto and (2) the right to obtain all renewals thereof.
      “Transaction Date” means, with respect to the incurrence of any Indebtedness by Dobson or any of its Restricted Subsidiaries, the date such Indebtedness is to be incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.
      “Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519)) which has become publicly available at least two business days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source or similar market data most nearly equal to the period from the redemption date to November 1, 2008, provided, however, that if the period from the redemption date to November 1, 2008 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to November 1, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.
      “Triggering Event” means the occurrence of (a) any Event of Default, or (b)(i) any Authorization necessary for the ownership or operations by Dobson or its Subsidiaries thereof shall expire, and on or prior to such expiration, the same shall not have been renewed or replaced by another Authorization authorizing substantially the same operations by Dobson or its Subsidiaries; (ii) any Authorization necessary for the ownership or operations of Dobson or its Subsidiaries thereof shall be canceled, revoked, terminated, rescinded, annulled, suspended, or modified in a materially adverse respect, or shall no longer be in full force and effect, or the grant or the effectiveness thereof shall have been stayed, vacated, reversed, or set aside; (iii) Dobson or its Subsidiaries thereof is required by a Governmental Authority to halt construction or operations under any Authorization and such action shall continue uncorrected for thirty (30) days after the applicable entity has received notice thereof; or (iv) if any Governmental Authority shall make any other final non-appealable determination the effect of which would be to affect materially and adversely the operations by Dobson or its Subsidiaries thereof as now conducted.
      “Unrestricted Subsidiary” means any Subsidiary of Dobson that at any time of determination after the Issue Date shall be designated an Unrestricted Subsidiary by Dobson’s Board of Directors in the manner provided below and any Subsidiary of an Unrestricted Subsidiary. Dobson’s Board of Directors may designate any Restricted Subsidiary including any newly acquired or newly formed Subsidiary of Dobson to be an

Unrestricted Subsidiary unless, immediately after such designation, such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Dobson or any Restricted Subsidiary; on the condition that:

(1) any Guarantee by Dobson or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “incurrence” of such Indebtedness and an “Investment” by Dobson or such Restricted Subsidiary (or both, if applicable) at the time of such designation;

(2) either the Subsidiary to be so designated has total assets of $1,000 or less or if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Restricted Payments” covenant described below; and

(3) if applicable, the incurrence of Indebtedness and the Investment referred to in clause (1) of this proviso would be permitted under the “Incurrence of Indebtedness” and “Restricted Payments” covenants described below.
      Dobson’s Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary, on the condition that immediately after giving effect to such designation:

(1) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if incurred at such time, have been permitted to be incurred for all purposes of the indenture, and

(2) no Default or Event of Default shall have occurred and be continuing, or shall occur upon such redesignation.
      Any such designation by Dobson’s Board of Directors shall be evidenced to the trustee by promptly providing the trustee a copy of the board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.
      “Voting Power” means with the aggregate number of votes of all classes of Capital Stock of such Person which ordinarily have voting power for the election of directors of such Person.
      “Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.
      “Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.
Book-Entry, Delivery and Form
      We are offering the new notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. We will issue global notes in denominations that together equal the total principal amount of the notes issued in the original offer.
      The notes require that payment with respect to the global notes be made by wire transfer of immediately available funds to the accounts specified by the holders of the notes. If no account is specified, we may choose to make payment at the office of the trustee or by mailing a check to the holder’s registered address.
Depository Procedures
      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

      DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collective, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest in, and transfers of ownership interests in, each security held by or an behalf of DTC are recorded on the records of the Participants and Indirect Participants.
      DTC has also advised us that, pursuant to procedures established by it:

•	upon deposit of the global notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the global notes; and

•	ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).
      If you are a Participant in DTC’s system, you may hold your interest therein directly through DTC. If you are not a Participant in DTC, you may hold you interest therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indentures for any purpose.
      Payments in respect of the principal of, and interest and premium and Additional Interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

      DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions Form DTC or its nominee for all purposes.
      DTC has advised us that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.
      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global Notes for Certificated Notes
      A global note is exchangeable for definitive notes in registered certificated form if:

•	DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes and we fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of the certificated notes; or

•	there has occurred and is continuing a Default or Event of Default with respect to the notes.
      In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.
Exchange of Certificated Notes for Global Notes
      Certificated notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to those Notes. See “Transfer Restrictions.”
Same Day Settlement and Payment
      We will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the global note Holder. We will make all payments of principal, interest and premium, if any, and Additional Interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the global notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.
      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where the original notes were acquired as a result of market-making activities or other trading activities. We and Dobson Cellular have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale. In addition, until such date all dealers effecting transactions in the new notes may be required to deliver a prospectus.
      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to these prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an underwriter within the meaning of the Securities Act, and any profit on the resale of new notes and any commission or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. Any broker-dealer that resells notes that were received by it for its own account in exchange offer and any broker-dealer that participates in a distribution of those notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of one year after the date of this prospectus, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers. We will indemnify the holders of the notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.
      Following completion of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to holders of original notes who did not exchange their original notes for new notes in the exchange offer on terms which may differ from those contained in the prospectus and the enclosed letter of transmittal. This prospectus, as it may be amended or supplemented from time to time, may be used by us in connection with any additional exchange offers. These additional exchange offers may take place from time to time until all outstanding original notes have been exchanged for new notes, subject to the terms and conditions in the prospectus and letter of transmittal distributed by us in connection with these additional exchange offers.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of certain material U.S. federal income tax considerations (and, in the case of Non-U.S. holders as defined below, certain material U.S. federal estate tax considerations) relating to the (i) exchange of the original notes for the new notes pursuant to the exchange offer and (ii) the ownership and disposition of new notes, but does not provide a complete analysis of all potential tax considerations. We have based this summary on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury Regulations promulgated or proposed thereunder, or the Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to different interpretation. This summary applies to you only if you are a holder of the original notes who acquired your original notes at their original issuance for the issue price within the meaning of Section 1273 of the Code and who holds your original notes as capital assets. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. This summary does not discuss all of the aspects of U.S. federal income and estate taxation which may be relevant to investors in light of their particular investment or other circumstances. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

•	a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;

•	a broker or dealer in securities or foreign currency;

•	a person that has a functional currency other than the U.S. dollar;

•	a partnership or other flow-through entity;

•	a subchapter S corporation;

•	a person subject to alternative minimum tax;

•	a person who owns the original notes as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

•	a tax-exempt entity;

•	a person who has ceased to be a United States citizen or to be taxed as a resident alien; or

•	a person who acquired the original notes in connection with your employment or other performance of services.
      In addition, the following summary does not address all possible tax consequences. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences. We have not sought a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. For all these reasons, we urge you to consult with your tax advisor about the federal income tax and other tax consequences of the exchange offer and the acquisition, ownership and disposition of the new notes.
      INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THE EXCHANGE OFFER AND THE OWNERSHIP OF THE NEW NOTES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS OR UNDER ANY APPLICABLE TAX TREATY.
In General
      We have treated the original notes, and will treat the new notes, as indebtedness for federal income tax purposes. This summary assumes that the IRS will respect this classification.

The Exchange Offer
      The exchange of an original note for a new note pursuant to the exchange offer will not be taxable to the exchanging holders for federal income tax purposes. As a result (i) an exchanging holder will not recognize any gain or loss on the exchange, (ii) the holding period for the new note will include the holding period for the original note and (iii) the basis of the new note will be the same as the basis of the original note.
      The exchange offer will result in no federal income tax consequences to a non-exchanging holder.
U.S. Holders
      As explained below, the federal income tax consequences of acquiring, owning and disposing of the new notes depend on whether or not you are a U.S. Holder. For purposes of this summary, you are a U.S. Holder if you are beneficial owner of the new notes and for federal income tax purposes are:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the federal income tax laws;

•	a corporation or other entity treated as a corporation for federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;
and if your status as a U.S. Holder is not overridden under the provisions of an applicable tax treaty.
      If a partnership holds the new notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.
      Payments of Stated Interest. All of the new notes bear interest at a stated fixed rate. You generally must include this stated interest in your gross income as ordinary interest income:

•	when you receive it, if you use the cash method of accounting for federal income tax purposes; or

•	when it accrues, if you use the accrual method of accounting for federal income tax purposes.
      Sale, Exchange or Redemption of New Notes. You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the new notes measured by the difference between (i) the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest income not previously included in income, which will generally be taxable as ordinary income, or attributable to accrued interest previously included in income, which amount may be received without generating further income), and (ii) your adjusted tax basis in the new notes. Your adjusted tax basis in a new note generally will equal your cost of the new note, less any principal payments received by you. Gain or loss on the disposition of new notes will generally be capital gain or loss and will be long-term gain or loss if the new notes have been held for more than one year at the time of such disposition. In general, for individuals, long-term capital gains are taxed at a maximum rate of 15% for exchanges occurring prior to January 1, 2009 (and 20% for exchanges occurring on or after such date) and short-term capital gains are taxed at a maximum rate of 35% (although without further congressional action, this rate will increase to 39.6% in 2011). You should consult your tax advisor regarding the treatment of capital gains and losses.
      Information Reporting and Backup Withholding. In general, information reporting requirements will apply to payments to certain noncorporate U.S. Holders of principal and interest on a new note and the proceeds of the sale of a new note. If you are a U.S. Holder, you may be subject to backup withholding when you receive interest with respect to the new notes, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the new notes. The backup withholding rate currently is 28%; without congressional action, this rate will increase to 31% in 2011. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

•	your correct taxpayer identification number; and

•	a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.
      If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS in a timely manner.
      Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.
      Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.
      We will report to the U.S. Holders of new notes and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.
Non-U.S. Holders
      As used herein, the term, “Non-U.S. Holder” means any beneficial owner of a note that is not a U.S. Holder.
      Payments of Stated Interest. Generally, subject to the discussion of backup withholding below, if you are a Non-U.S. Holder, interest income that is not effectively connected with a United States trade or business will be treated as “portfolio interest” that is not be subject to U.S. withholding tax, provided that:

•	you do not actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote;

•	you are not a controlled foreign corporation related to us actually or constructively through stock ownership;

•	you are not a bank which acquired the new notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) you provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your non- U.S. holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.
      Treasury regulations provide alternative methods for satisfying the certification requirement described in the paragraph above. These regulations may require a Non-U.S. Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. taxpayer identification number.
      Interest on new notes not exempted from U.S. withholding tax as described above and not effectively connected with a United States trade or business generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld from (if any), each Non-U.S. Holder.

      Except to the extent that an applicable treaty otherwise provides, generally you will be taxed in the same manner as a U.S. Holder with respect to interest if the interest income is effectively connected with your conduct of a United States trade or business. If you are a corporate Non-U.S. Holder, you may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treat rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if you deliver proper documentation.
      To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8ECI. Under the Treasury Regulations, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided in the Treasury Regulations for payments through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of the Treasury Regulations.
      Sale, Exchange or Redemption of New Notes. If you are a Non-U.S. Holder of a new note, generally you will not be subject to the United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the new note, unless:

•	the gain is effectively connected with your conduct of a United States trade or business;

•	you are an individual and are present in the United States for a period or periods aggregating 183 days or more during taxable year (as determined under the Internal Revenue Code) of the disposition and certain other conditions are met; or

•	you are subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.
      Death of a Non-U.S. Holder. If you are an individual Non-U.S. Holder and you hold a new note at the time of your death, it will not be includable in your gross estate for United States estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such new note would not have been effectively connected with your conduct of a trade or business within the United States.
      Information Reporting and Backup Withholding. If you are a Non-U.S. Holder, United States information reporting requirements and backup withholding tax will not apply to payments of interest on a new note if you provide the statement described above in “Non-U.S. Holders — Payments of Stated Interest”, provided that the payor does not have actual knowledge that you are a United States person.
      Information reporting will not apply to any payment of the proceeds of the sale of a new note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker:

(i) is a United States person;

(ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

(iii) is a controlled foreign corporation for United States federal income tax purposes; or

(iv) is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or it, at any time during its tax year, such foreign partnership is engaged in a United States trade or business.
      Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii), (iii) or (iv) of the preceding sentence will be subject to information reporting requirements unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you otherwise establish an exemption. However, under such circumstances, Treasury Regulations provide that such payments are not subject to backup withholding. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless you provide the statement describe in “Non-U.S. Holders–Payment of Interest” or otherwise establish an exemption.

CERTAIN ERISA CONSIDERATIONS
      The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any Similar Laws that are similar to such provisions of ERISA or the Code, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).
General Fiduciary Matters
      ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”), and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
      In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws.
Prohibited Transaction Issues
      Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. We may be a party in interest or disqualified person if we, or our affiliates, are a service provider to a plan. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we, the initial purchasers or the subsidiary guarantors are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.
      Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of notes for new notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any Similar Laws.
Representation
      Accordingly, by acceptance of a note or a new note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes (and the exchange of notes for new notes) by such purchaser or transferee will not constitute a non-

exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any Similar Laws.
      The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding the notes or new notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

LEGAL MATTERS
      Certain legal matters with respect to the validity of the notes offered hereby are being passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.
EXPERTS
      The consolidated balance sheets of Dobson Communications Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2004, 2003 and 2002 have been included herein and in the Registration Statement in reliance upon the reports of KPMG, LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in the method of accounting for identifiable intangible assets.
WHERE YOU CAN FIND MORE INFORMATION
      We file with the SEC annual, quarterly and special reports and other information required by the Exchange Act. You may read and copy any document we file at the SEC’s public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our and American Cellular’s SEC filings are also available from the SEC’s web site at: http://www.sec.gov.
      You may also obtain a copy of any of our filings with the SEC, including any document that we incorporate by reference in this prospectus, without charge by written or oral request directed to Dobson Communications Corporation, Attention: J. Warren Henry, Investor Relations, 14201 Wireless Way, Oklahoma City, Oklahoma 73134; (405) 529-8500.

Management’s Report on Internal Control Over Financial Reporting
      Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.
      Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.
      The effectiveness of our or any system of disclosure controls and procedures is subject to certain limitations, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. As a result, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. By their nature, our or any system of disclosure controls and procedures can provide only reasonable assurance regarding management’s control objectives.
March 10, 2005

Report of Independent Registered Public Accounting Firm
To The Board of Directors and Stockholders of
Dobson Communications Corporation:
      We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Dobson Communications Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Dobson Communications Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that Dobson Communications Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, Dobson Communications Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by COSO.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dobson Communications Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 10, 2005 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
Oklahoma City, Oklahoma
March 10, 2005

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Dobson Communications Corporation:
      We have audited the accompanying consolidated balance sheets of Dobson Communications Corporation and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dobson Communications Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.
      As described in Note 2 to the consolidated financial statements, as of January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 related to the change in accounting for identifiable intangible assets with indefinite lives.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Dobson Communications Corporation’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
KPMG LLP
Oklahoma City, Oklahoma
March 10, 2005

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$139,884,107	$151,539,339
Marketable securities (Note 2)	39,000,000	56,700,000
Restricted cash and investments (Note 2)	—	11,343,618
Accounts receivable —
Customers, net of allowance for doubtful accounts of $2,216,271 in 2004 and $3,256,226 in 2003	99,941,071	97,318,214
Inventory (Note 2)	15,610,745	12,393,910
Prepaid expenses	8,509,486	7,618,961
Deferred tax assets	9,202,000	17,637,000

Total current assets	312,147,409	354,551,042

PROPERTY, PLANT AND EQUIPMENT, net (Note 2)	533,744,179	536,634,360

OTHER ASSETS:
Restricted assets (Note 2)	10,349,626	4,171,009
Wireless license acquisition costs (Note 2)	1,786,610,363	1,759,350,684
Goodwill (Note 2)	620,031,217	603,450,987
Deferred financing costs, net of accumulated amortization of $8,420,971 in 2004 and $4,598,256 in 2003 (Note 2)	43,025,883	51,368,901
Customer list, net of accumulated amortization of $91,630,917 in 2004 and $71,815,878 in 2003 (Note 2)	87,693,583	94,380,262
Other non-current assets	4,149,608	4,989,791
Assets of discontinued operations (Note 3)	—	70,043,464

Total other assets	2,551,860,280	2,587,755,098

Total assets	$3,397,751,868	$3,478,940,500

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$80,085,348	$104,440,157
Accrued expenses	31,438,255	31,124,598
Accrued interest payable	74,471,790	74,106,748
Deferred revenue and customer deposits	28,881,603	26,947,446
Current portion of credit facility and notes	—	5,500,000
Accrued dividends payable	19,404,780	8,604,061
Current portion of obligations under capital leases	305,449	782,000

Total current liabilities	234,587,225	251,505,010

OTHER LIABILITIES:
Credit facility and notes, net of current portion (Note 6)	2,456,137,897	2,409,684,567
Deferred tax liabilities (Note 11)	283,744,665	285,848,520
Mandatorily redeemable preferred stock, net (Note 8)	236,094,326	253,259,775
Minority interest	5,422,043	6,393,902
Other non-current liabilities	4,161,627	6,915,203
Liabilities of discontinued operations (Note 3)	—	29,252,943
Commitments (Note 7)
SERIES F CONVERTIBLE PREFERRED STOCK (Note 8)	122,535,599	122,535,599
STOCKHOLDERS’ EQUITY: (Note 9)
Class A common stock, $.001 par value,175,000,000 shares authorized and 120,081,762 and 119,997,356 shares issued in 2004 and 2003	120,082	119,998
Convertible Class B common stock, $.001 par value, 70,000,000 shares authorized and 19,418,021 shares issued in 2004 and 2003	19,418	19,418
Convertible Class C common stock, $.001 par value, 4,226 shares authorized and zero shares issued in 2004 and 2003	—	—
Convertible Class D common stock, $.001 par value, 33,000 shares authorized and zero shares issued in 2004 and 2003	—	—
Paid-in capital	1,206,362,528	1,205,138,956
Accumulated deficit	(1,118,001,904)	(1,057,788,169)
Less 5,622,599 and 5,709,353 Class A common shares held in treasury, at cost at December 31, 2004 and 2003	(33,431,638)	(33,945,222)

Total stockholders’ equity	55,068,486	113,544,981

Total liabilities and stockholders’ equity	$3,397,751,868	$3,478,940,500

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002

OPERATING REVENUE:

Service revenue	$771,610,002	$505,859,702	$323,116,128
Roaming revenue	208,153,911	201,198,858	176,149,476
Equipment and other revenue	43,717,647	28,695,089	17,503,996

Total operating revenue	1,023,481,560	735,753,649	516,769,600

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization items shown separately below)	255,307,899	173,435,819	138,240,283
Cost of equipment	108,968,337	56,611,860	40,331,452
Marketing and selling	128,690,425	79,546,561	61,580,575
General and administrative	179,525,394	106,108,639	66,472,652
Depreciation and amortization	192,818,463	119,424,083	75,181,053

Total operating expenses	865,310,518	535,126,962	381,806,015

OPERATING INCOME	158,171,042	200,626,687	134,963,585

OTHER (EXPENSE) INCOME:
Interest expense	(219,658,519)	(138,147,936)	(108,330,823)
Gain (loss) from extinguishment of debt (Note 6)	40,401,261	(52,276,698)	2,201,755
Gain (loss) on redemption and repurchases of mandatorily redeemable preferred stock (Note 8)	6,478,563	(26,776,601)	—
Dividends on mandatorily redeemable preferred stock (Note 8)	(32,074,685)	(30,568,258)	—
Other income (expense), net	3,120,874	3,829,138	(1,636,593)

(LOSS) INCOME BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(43,561,464)	(43,313,668)	27,197,924
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(4,866,532)	(6,541,861)	(6,520,636)
LOSS FROM INVESTMENT IN JOINT VENTURE (Note 5)	—	—	(184,380,882)

LOSS BEFORE INCOME TAXES	(48,427,996)	(49,855,529)	(163,703,594)
Income tax (expense) benefit (Note 11)	(3,635,201)	(844,828)	52,177,022

LOSS FROM CONTINUING OPERATIONS	(52,063,197)	(50,700,357)	(111,526,572)
DISCONTINUED OPERATIONS: (Note 3)
Income from discontinued operations, net of income tax expense of $271,327 in 2004, $7,321,053 in 2003, and $14,988,054 in 2002	442,692	11,944,875	24,454,191
Loss from discontinued operations from investment in joint venture (Note 5)	—	—	(326,955)
Gain from sale of discontinued operations, net of income tax expense of $9,062,587 for 2003 and $59,164,138 in 2002	—	14,786,325	88,314,922
Gain from sale of discontinued operations from investment in joint venture	—	—	6,736,056

(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE:	(51,620,505)	(23,969,157)	7,651,642
Cumulative effect of change in accounting principle, net of income tax benefit of $20,406,000 (Note 2)	—	—	(33,294,000)
Cumulative effect of change in accounting principle from investment in joint venture	—	—	(140,820,000)

NET LOSS	(51,620,505)	(23,969,157)	(166,462,358)
DIVIDENDS ON PREFERRED STOCK	(8,177,677)	(43,299,923)	(94,451,055)
GAIN ON REDEMPTION AND REPURCHASES OF PREFERRED STOCK	—	218,310,109	67,836,924

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(59,798,182)	$151,041,029	$(193,076,489)

BASIC NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$(0.45)	$1.42	$(2.13)

BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	133,784,752	106,291,582	90,671,688

DILUTED NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$(0.45)	$1.38	$(2.13)

DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	133,784,752	109,676,631	90,671,688

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Stockholders’ (Deficit) Equity

								Accumulated		Total
		Class A Common Stock		Class B Common Stock				Other		Stockholders’
	Comprehensive						Accumulated	Comprehensive	Treasury	(Deficit)
	Loss	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Loss	Stock at Cost	Equity

DECEMBER 31, 2001		39,682,561	$39,683	54,995,888	$54,996	$606,454,999	$(728,939,087)	$(16,150,869)	$(18,459,912)	$(157,000,190)
Net loss	$(166,462,358)	—	—	—	—	—	(166,462,358)	—	—	(166,462,358)
Amounts related to hedged transactions reclassed into earnings, net of tax	15,000,162	—	—	—	—	—	—	15,000,162	—	15,000,162
Ineffective hedge transaction of unconsolidated subsidiary reclassed into earnings, net of tax	321,876	—	—	—	—	—	—	321,876	—	321,876
Change in fair value of hedge transactions, net of tax	(251,895)	—	—	—	—	—	—	(251,895)	—	(251,895)

Total comprehensive loss	$(151,392,215)

Conversion of common stock		18,407	18	(18,407)	(18)	—	—	—	—	—
Increase in subscription receivable		—	—	—	—	(268,701)	—	—	—	(268,701)
Preferred stock dividends		—	—	—	—	—	(94,451,055)	—	—	(94,451,055)
Redemption of preferred stock		—	—	—	—	67,836,924	—	—	—	67,836,924
Purchase of treasury stock, at cost		—	—	—	—	—	—	—	(7,796,587)	(7,796,587)

DECEMBER 31, 2002		39,700,968	39,701	54,977,481	54,978	674,023,222	(989,852,500)	(1,080,726)	(26,256,499)	(343,071,824)
Net loss	(23,969,157)	—	—	—	—	—	(23,969,157)	—	—	(23,969,157)
Amounts related to hedged transactions reclassed into earnings, net of tax	1,382,213	—	—	—	—	—	—	1,382,213	—	1,382,213
Change in fair value of hedge transactions, net of tax	(301,487)	—	—	—	—	—	—	(301,487)	—	(301,487)

Total comprehensive loss	$(22,888,431)

Receipt of subscription receivable		—	—	—	—	9,979,616	—	—	—	9,979,616
Preferred stock dividends		—	—	—	—	—	(43,299,923)	—	—	(43,299,923)
Issuance and conversion of common stock		80,296,388	80,297	(35,559,460)	(35,560)	302,826,009	—	—	—	302,870,746
Increase in treasury stock, at cost		—	—	—	—	—	—	—	(8,498,206)	(8,498,206)
Issuance of treasury stock		—	—	—	—	—	(666,589)	—	809,483	142,894
Additional paid in capital from redemption of preferred stock		—	—	—	—	218,310,109	—	—	—	218,310,109

DECEMBER 31, 2003		119,997,356	119,998	19,418,021	19,418	1,205,138,956	(1,057,788,169)	—	(33,945,222)	113,544,981
Net loss and comprehensive loss	$(51,620,505)	—	—	—	—	—	(51,620,505)	—	—	(51,620,505)

Series F preferred stock dividends		—	—	—	—	—	(8,177,677)	—	—	(8,177,677)
Issuance of common stock		84,406	84	—	—	1,223,572	—	—	—	1,223,656
Issuance of treasury stock		—	—	—	—	—	(415,553)	—	513,584	98,031

DECEMBER 31, 2004		120,081,762	$120,082	19,418,021	$19,418	$1,206,362,528	$(1,118,001,904)	$—	$(33,431,638)	$55,068,486

The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations	$(52,063,197)	$(50,700,357)	$(111,526,572)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities, net of effects of acquisition —
Depreciation and amortization	192,818,463	119,424,083	75,181,053
Amortization of bond discounts and financing costs	7,802,169	8,887,519	10,932,538
Deferred income tax benefit (expense)	2,531,145	3,632,506	(35,532,284)
Non-cash mandatorily redeemable preferred stock dividends	13,728,072	7,173,660	—
(Gain) loss on redemption and repurchases of mandatorily redeemable preferred stock	(6,478,563)	26,776,601	—
Non-cash portion of loss (gain) from extinguishment of debt	18,551,794	52,276,698	(2,201,755)
Cash (used in) provided by operating activities of discontinued operations	(815,597)	26,796,213	25,439,406
Minority interests in income of subsidiaries	4,866,532	6,541,861	6,520,636
Loss from investment in joint venture	—	—	184,380,882
Other operating activities	71,763	245,396	(974,831)
Changes in current assets and liabilities —
Accounts receivable	(1,579,937)	16,850,103	38,185,548
Inventory	(2,774,598)	(3,203,846)	15,250,009
Prepaid expenses and other	(291,600)	(974,550)	1,277,742
Accounts payable	(25,746,269)	20,025,995	(18,003,344)
Accrued expenses	(2,194,523)	23,274,559	(1,784,325)
Deferred revenue and customer deposits	1,934,157	2,762,300	326,098

Net cash provided by operating activities	150,359,811	259,788,741	187,470,801

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(142,049,146)	(163,921,108)	(72,877,991)
Purchase of wireless licenses and properties	(61,094,444)	(57,659,199)	—
Cash acquired through acquisition of American Cellular Corporation	—	35,819,121	—
Receipt of funds held in escrow for contingencies on sold assets	11,354,020	7,094,075	—
Refund of deposits for FCC auction	—	—	107,300,000
(Decrease) increase in receivable-affiliate	—	(9,178,054)	483,618
Net proceeds from sale of discontinued operations	—	—	336,043,559
Cash received from exchange of assets	21,978,720	—	—
Proceeds from sale of property, plant and equipment	269,512	13,452	3,545,217
Cash used in investing activities of discontinued operations	(140,234)	(4,966,458)	(11,264,332)
Purchases of marketable securities	(65,000,000)	(45,000,000)	(76,200,000)
Sales of marketable securities	82,700,000	105,350,000	—
Other investing activities	87,177	13,453,062	(18,650,382)

Net cash (used in) provided by investing activities	(151,894,395)	(118,995,109)	268,379,689

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit facilities and notes	899,000,000	2,100,000,000	389,500,000
Repayments and repurchases of credit facilities and notes	(859,209,000)	(1,850,019,072)	(734,790,522)
Distributions to minority interest holders	(5,754,722)	(8,039,860)	(6,549,176)
Redemption and repurchases of mandatorily redeemable preferred stock	(17,375,750)	(347,588,244)	(38,691,210)
Preferred stock dividends paid	(3,676,068)	(12,008,340)	—
Purchase of common stock	—	—	(7,796,587)
Purchase of restricted investments	(5,860,000)	(525,000)	—
Maturities of restricted investments, net of interest	—	83,600	92,763
Deferred financing costs	(16,852,045)	(47,105,227)	(189,924)
Issuance of common stock	230,156	903,263	—
Other financing activities	(623,219)	41,383	(1,525,822)

Net cash (used in) provided by financing activities	(10,120,648)	(164,257,497)	(399,950,478)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,655,232)	(23,463,865)	55,900,012
CASH AND CASH EQUIVALENTS, beginning of year	151,539,339	175,003,204	119,103,192

CASH AND CASH EQUIVALENTS, end of year	$139,884,107	$151,539,339	$175,003,204

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for —
Interest	$206,956,137	$94,361,078	$115,382,160
Income taxes	$1,976,374	$3,408,385	$3,690,373
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock dividend paid through the issuance of preferred stock (prior to the implementation of SFAS 150)	$—	$24,185,000	$80,338,000
Transfer of fixed assets to affiliates	$—	$277,453	$407,403
Net property and equipment (disposed) acquired through exchange of assets	$(11,793,362)	$8,436,363	$—
Net wireless license acquisition costs disposed through exchange of assets	$(41,143,732)	$(50,462,667)	$—
The accompanying notes are an integral part of these consolidated financial statements.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION
      The Company, through its predecessors, was organized in 1936 as Dobson Telephone Company and adopted its current organizational structure in 2000. The Company is a provider of rural and suburban wireless telephone services in portions of Alaska, Arizona, Illinois, Kentucky, Kansas, Maryland, Michigan, Minnesota, Missouri, New York, Ohio, Oklahoma, Pennsylvania, Texas, West Virginia and Wisconsin.
Capital Resources and Growth
      The Company has substantial indebtedness and debt service requirements and is subject to significant financial restrictions and limitations. If the Company is unable to satisfy any of the covenants under the credit facility (described in Note 6), including financial covenants, the Company will be unable to borrow under the credit facility during such time period to fund its ongoing operations, expected capital expenditures or other permissible uses.
      The Company’s ability to manage future growth will depend upon its ability to monitor operations, control costs and maintain effective quality controls, all of which will result in higher operating expenses. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of the Company’s business could have a material adverse effect on the Company’s business, financial condition and results of operations.

2.	SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
      The consolidated financial statements of the Company include the accounts of all majority owned subsidiaries. For financial reporting purposes, the Company reports 100% of revenue and expenses for the markets for which it provides wireless services. However, in a few of its markets, the Company holds less than 100% of the equity ownership. The minority stockholders’ and partners’ shares of income or losses in those markets are reflected in the consolidated statements of operations as minority interests in income of subsidiaries. For financial reporting purposes, the Company consolidates each subsidiary and partnership in which it has a controlling interest (greater than 50%). Significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated partnerships where the Company does not have a controlling interest are accounted for under the equity method.
      The Company is responsible for managing and providing administrative services for certain partnerships of which the Company is the majority partner. The Company is accountable to the partners and stockholders for the execution and compliance with contracts and agreements and for filing of instruments required by law, which are made on behalf of these partnerships. The Company also maintains the books and records of these partnerships.
Business Segment
      The Company operates in one business segment pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”
Cash and Cash Equivalents
      Cash and cash equivalents of $139.9 million at December 31, 2004, and $151.5 million at December 31, 2003, consist of cash and cash equivalents including all highly liquid investments with maturities at the date of purchase of three months or less, and the carrying amounts approximate fair value. In addition to cash, the Company’s cash equivalents include money market funds.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Marketable Securities
      The Company invests in certain marketable securities and classifies these securities as available-for-sale under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” In accordance with SFAS No. 115, available-for-sale marketable securities are accounted for at fair value, with the unrealized gain or loss, less applicable deferred income taxes, shown as a separate component of stockholders’ equity.
      The Company began classifying its investment in auction-rate securities as short-term marketable securities at December 31, 2004. Prior to this, the Company included these securities as cash and cash equivalents. Therefore, certain prior period amounts have been reclassified to conform to the current-year presentation. This change in classification has no effect on the amounts of total current assets, total assets, net loss, or cash flow from operations of the Company.
      At December 31, 2004 and 2003, our marketable securities consisted entirely of auction-rate securities totaling $39.0 million and $56.7 million, respectively. As of December 31, 2004, the contractual maturities of these available-for-sale securities will begin to expire in 2040. The gross realized gains and losses were insignificant in 2004 and 2003. At December 31, 2004 and 2003, the carrying value and fair value of these securities were the same.
Restricted Cash and Investments
      Restricted cash and investments totaled $10.3 million at December 31, 2004, and $15.5 million at December 31, 2003. The December 31, 2004 balance primarily consists of cash holdings for RFB related to the assignment of certain spectrum licenses, which are pending FCC approval. The December 31, 2003 balance primarily consisted of an escrow reserve to cover any future contingencies related to the Company’s sale of certain markets to Verizon Wireless during February 2002. As a result of having no further contingencies related to the Verizon Wireless transaction, the Company received $7.1 million of the escrow reserve during February 2003, and $11.3 million of the escrow reserve during the first quarter of 2004.
Allowance for Doubtful Accounts
      Allowance for doubtful accounts of $2.2 million at December 31, 2004 and $3.3 million at December 31, 2003 are based on a percentage of aged receivables. The Company reviews it allowance for doubtful accounts monthly.
Inventory
      The Company values its inventory using the weighted average costing method of accounting or, if lower, estimated market value.
Property, Plant and Equipment
      Property, plant and equipment are recorded at cost. Newly constructed wireless systems are added to property, plant and equipment at cost, which includes contracted services, direct labor, materials and overhead. Existing property, plant and equipment purchased through acquisitions is recorded at its fair value at the date of the purchase. Repairs, minor replacements and maintenance are charged to operations as incurred. The provisions for depreciation are provided using the straight-line method based on the estimated useful lives of the various classes of depreciable property. Depreciation expense was $167.9 million for the year ended December 31, 2004, $98.9 million for the year ended December 31, 2003 and $62.1 million for the year ended December 31, 2002.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Listed below are the major classes of property, plant and equipment, their estimated useful lives, in years, and their balances as of December 31, 2004 and 2003:

	Useful Life	2004	2003

		($ In thousands)
Wireless systems and equipment	3-10	$823,176	$648,537
Buildings and improvements	5-40	59,661	56,099
Vehicles, aircraft and other work equipment	3-10	7,706	7,693
Furniture and office equipment	5-10	88,747	72,160
Plant under construction		2,985	32,245
Land		2,730	2,730

Property, plant and equipment		985,005	819,464
Accumulated depreciation		(451,261)	(282,830)

Property, plant and equipment, net		$533,744	$536,634

Impairment of Long-Lived Assets
      The Company evaluates the carrying value of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires the Company to review the carrying value of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such a circumstance were deemed to exist, the carrying value of the asset would be compared to the expected undiscounted future cash flows generated by the asset.
      As a result of technological advances, which led to the Company’s recent upgrade to GSM/ GPRS/ EDGE technology during 2004, the Company reassessed the useful lives and carrying values of its TDMA network assets during the fourth quarter of 2004. While no impairment was noted, this assessment did result in the reduction of the Company’s useful lives for these TDMA network assets. This reduction in the useful lives will result in an annual increase in depreciation expense totaling $6.6 million through 2007.
      The Company also evaluates the carrying value of its indefinite life intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires the Company to evaluate the carrying value using its fair values at least annually. To complete this evaluation, the Company performs a comparison of the carrying amount of its wireless license acquisition costs to the fair value of those assets. For purposes of this comparison, it is the Company’s policy to aggregate its wireless license acquisition costs. The Company determines the fair value of its wireless license acquisition costs based on its estimated future discounted cash flows. Upon implementation of SFAS No. 142 during 2002, the Company performed this comparison of the carrying amount of its wireless license acquisition costs to the fair value of those assets. Based on the comparison, the Company determined that the carrying amount of its wireless license acquisition costs exceeded their estimated fair value. As a result, the Company recorded a charge, net of income tax benefit, of $33.3 million to reflect the write-down of its wireless license acquisition costs to their fair value and a charge of $140.8 million to reflect its equity in the write-down of the wireless license acquisition costs of its then 50% owned joint venture, American Cellular to their fair values.
      For goodwill, there is a two-step approach for assessing impairment. The first step requires a comparison of the fair value of the Company to its carrying amount, including goodwill. If the estimated fair value exceeds its carrying amount, then the goodwill is not deemed to be impaired. If the estimated fair value does not exceed its carrying value, the second step of the impairment test is performed, which measures the amount of impairment loss. During 2002, the Company identified impairments relating to its indefinite life intangible assets. At June 30, 2002 and continuing through August 2003, American Cellular failed to comply with the total debt leverage ratio required by its senior credit facility. Due to factors and circumstances impacting

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
American Cellular, American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and its indefinite life intangible assets in accordance with SFAS No. 142. Based on these evaluations at June 30, 2002 and December 31, 2002, American Cellular concluded that there were impairments of its goodwill. Therefore, American Cellular recorded an impairment loss totaling $377.0 million at June 30, 2002, and an additional impairment loss of $423.9 million at December 31, 2002, bringing its total impairment loss on goodwill to $800.9 million for the year ended December 31, 2002. However, after recognizing the Company’s 50% interest in American Cellular’s impairment at June 30, 2002, the Company’s investment in the joint venture was written down to zero. Therefore, the additional impairment loss at December 31, 2002, did not impact the Company’s results of operations or financial condition.
      The Company’s annual evaluations during 2003 and 2004 were completed and no impairment losses on its goodwill or its wireless license acquisition costs were required.
Wireless License Acquisition Costs
      Wireless license acquisition costs consist of amounts paid to acquire FCC licenses to provide wireless services. In accordance with SFAS No. 142, which was effective January 1, 2002, the Company no longer amortizes wireless license acquisition costs. Instead, the Company tests for the impairment of indefinite life intangible assets at least annually and only adjusts the carrying amount of these intangible assets upon an impairment of the indefinite life intangible assets.
Goodwill
      In accordance with SFAS No. 142, the Company continues to test for the impairment of goodwill at least annually and will only adjust the carrying amount of goodwill upon an impairment of the goodwill.
Deferred Financing Costs
      Deferred financing costs consist primarily of fees incurred to issue the Company’s credit facility and notes. Deferred financing costs are being amortized over the term of the debt of eight to ten years. Interest expense related to this amortization of $6.6 million was recorded in 2004, $8.4 million in 2003, and $9.3 million in 2002.
Customer List
      Customer list consists of amounts paid to acquire wireless customer lists. Customer list acquisition costs are being amortized on a straight-line basis over five years, which is based upon the Company’s historical and projected customer additions and reductions. Amortization expense of $24.9 million was recorded in 2004, $20.6 million in 2003 and $13.1 million in 2002. Based on the remaining expected life of the Company’s customer list, the future estimated amortization expense is approximately $24.1 million in 2005, $22.6 million in 2006 and 2007, $16.4 million in 2008 and $1.9 million in 2009.
Derivative Instruments and Hedging Activities
      The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activity,” which requires the Company to record an asset or liability. All derivatives are recognized on the balance sheet at their fair value. All of the Company’s derivatives that qualify for hedge accounting treatment are “cash flow” hedges.
      The Company’s accumulated other comprehensive loss, net of income tax benefit, was $1.1 million as of December 31, 2002. the Company’s hedge contracts expired in April 2003, and were reclassified and expensed during 2003, leaving no balance as of December 31, 2003 or December 31, 2004. During 2004, 2003 and 2002,

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
there were no gains or losses reclassified into earnings as a result of the discontinuance of hedge accounting treatment for any of the Company’s derivatives.
      By using derivative instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instruments are usually placed with counterparties that the Company believes are minimal credit risks. It is the Company’s policy to only enter into derivative contracts with investment grade rated counterparties deemed by management to be competent and competitive market makers.
Revenue Recognition
      The Company recognizes service revenue over the period it is earned. The cost of providing service is recognized as incurred. Airtime and toll revenue are billed in arrears. The Company accrued estimated unbilled revenue for services provided of $9.1 million as of December 31, 2004, and $10.0 million as of December 31, 2003, which is included in accounts receivable in the accompanying consolidated balance sheets. Monthly access charges are billed in advance and are reflected as deferred revenue on the accompanying consolidated balance sheets. Equipment revenue is recognized when the equipment is delivered to the customer. Subscriber acquisition costs (primarily commissions and losses on equipment sales) are expensed as incurred and are included in marketing and selling costs.
Advertising Costs
      Advertising costs are expensed as incurred and are included as marketing and selling expenses in the accompanying consolidated statements of operations. Advertising costs amounted to $36.4 million for the year ended December 31, 2004, $19.2 million for the year ended December 31, 2003 and $13.9 million for the year ended December 31, 2002.
Income Taxes
      The Company files a consolidated income tax return. Income taxes are allocated among the various entities included in the consolidated tax return, as agreed, based on the ratio of each entity’s taxable income (loss) to consolidated taxable income (loss). Deferred income taxes reflect the estimated future tax effects of differences between financial statement and tax bases of assets and liabilities at year-end. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.
Disposal of Long-Lived Assets
      The Company accounts for the disposal of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The discontinued operations described in Note 3 are reflected in the consolidated financial statements as “Income from Discontinued Operations.”

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Stock-Based Compensation
      The Company accounts for its stock option plans under APB Opinion 25, “Accounting for Stock Issued to Employees,” under which no compensation expense is recognized. The following schedule shows the Company’s net (loss) income applicable to common stockholders and net (loss) income applicable to common stockholders per share for the last three years ended December 31, 2004, 2003 and 2002, had compensation expense been determined consistent with SFAS No. 123, “Accounting for Stock-Based Compensation.” The pro forma information presented below is based on several assumptions and should not be viewed as indicative of the Company’s results in future periods.

	2004	2003	2002

	($ In thousands, except for per share
	amounts)
Net (loss) income applicable to common stockholders:
As reported	$(59,798)	$151,041	$(193,076)
Pro forma stock-based compensation, net of tax	(6,499)	(6,142)	(8,722)

Pro forma	$(66,297)	$144,899	$(201,798)

Basic net (loss) income applicable to common stockholders per common share:
As reported	$(0.45)	$1.42	$(2.13)
Pro forma	$(0.50)	$1.36	$(2.23)
Diluted net (loss) income applicable to common stockholders per common share:
As reported	$(0.45)	$1.38	$(2.13)
Pro forma	$(0.50)	$1.32	$(2.23)
      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002:

	2004	2003	2002

	(Amounts expressed in
	percentages)
Interest rate	3.01%	3.25%	5.10%
Expected volatility	139.52%	150.63%	237.70%
Dividend yield	0%	0%	0%
      The weighted average fair value of options granted using the Black-Scholes option pricing model was $4.20 in 2004, $3.46 in 2003 and $2.09 in 2002 assuming an expected life of ten years.
Earnings Per Share
      SFAS No. 128, “Earnings Per Share,” requires two presentations of earnings per share — “basic” and “diluted.” Basic net (loss) income applicable to common stockholders per common share is computed by dividing net (loss) income available to stockholders (the numerator) by the weighted-average number of shares (the denominator) for the period. The computation of diluted net (loss) income applicable to common stockholders per common share is similar to basic net (loss) income applicable to common stockholders per common share, except that the denominator, unless the effect of the additional shares is antidilutive, is increased to include the number of additional shares that would have been outstanding if the dilutive shares had been issued. Dilutive shares represent the amount of additional shares that would be required to be issued if all the options and convertible preferred stock that are “in the money” were exercised or converted. Shares that are potentially dilutive are Company granted stock options, totaling 9.6 million shares, and shares of the Company’s Series F preferred stock, which are convertible into 14.0 million shares of the Company’s Class A

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
common stock. The table below sets forth the detailed computation of the Company’s basic and diluted earnings per common share. Due to losses incurred in 2002 and 2004, the inclusion of additional shares was antidilutive.

	Year Ended December 31,

	2004	2003	2002

	($ In thousands, except per share data)
Net (loss) income applicable to common stockholder	$(59,798)	$151,041	$(193,076)
Basic net (loss) income applicable to common stockholders per common share:
Continuing operations:
Loss from continuing operations	$(0.39)	$(0.48)	$(1.23)
Dividends on and repurchases of preferred stock	(0.06)	1.65	(0.29)
Discontinued operations	—	0.25	1.31
Change in accounting principle	—	—	(1.92)

Basic net (loss) income applicable to common stockholders per common share	$(0.45)	$1.42	$(2.13)

Basic weighted average common shares outstanding	133,784,752	106,291,582	90,671,688

Diluted net (loss) income applicable to common stockholders per common share:
Continuing operations:
Loss from continuing operations	$(0.39)	$(0.46)	$(1.23)
Dividends on and repurchases of preferred stock	(0.06)	1.60	(0.29)
Discontinued operations	—	0.24	1.31
Change in accounting principle	—	—	(1.92)

Diluted net (loss) income applicable to common stockholders per common share	$(0.45)	$1.38	$(2.13)

Diluted weighted average common shares outstanding	133,784,752	109,676,631	90,671,688

      The Company’s Class C and Class D common stock is convertible into 111.44 shares of Class A common stock at the option of the holder. Due to this conversion feature, basic net (loss) income per common share is computed by the weighted average number of shares of common stock outstanding on an as converted basis for the period described.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reconciles the net earnings and common shares outstanding used in the calculations of basic and diluted net (loss) income per share for 2004, 2003 and 2002.

	Net (Loss) Income
	Applicable to	Weighted Average
	Common	Common Shares
	Stockholders	Outstanding

	(In millions except per share data)
Year Ended December 31, 2004:
Basic net loss per share	$(0.45)	133.8
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options	—	—

Diluted net loss per share	$(0.45)	133.8

Year Ended December 31, 2003:
Basic net income per share	$1.42	106.3
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options	(0.04)	3.4

Diluted net income per share	$1.38	109.7

Year Ended December 31, 2002:
Basic net loss per share	$(2.13)	90.7
Dilutive effect of potential common shares issuable upon the exercise of outstanding stock options	—	—

Diluted net loss per share	$(2.13)	90.7

Use of Estimates
      The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuations of intangible assets; valuation allowances for receivables and inventories; obligations related to employee benefits; and obligations related to acquired and sold properties. Actual results could differ from those estimates.
Significant Concentrations
      In connection with providing wireless services to customers of other wireless carriers, the Company has contractual agreements with those carriers, which provide for agreed-upon billing rates between the parties. Approximately 84% during the year ended December 31, 2004, 80% during the year ended December 31, 2003 and 76% during the year ended December 31, 2002 of the Company’s roaming revenue was earned from two wireless carriers.
Reclassifications
      Certain reclassifications have been made to the previously presented 2003 and 2002 balances to conform to the current presentation.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Recently Issued Accounting Pronouncements
      The FASB’s Emerging Issues Task Force issued “EITF 00-21: Accounting for Revenue Arrangements with Multiple Deliverables,” to address certain revenue recognition issues. The guidance provided from EITF 00-21 addresses both the timing and classification in accounting for different earnings processes. The Company adopted EITF 00-21 in July 2003 and it did not have a material impact on the Company’s financial condition or operations.
      In May, 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” This statement was effective for interim periods beginning after June 15, 2003 and required that mandatorily redeemable preferred stock be classified as a liability and any related accretion of discount and accrual of dividends be charged to the Company’s statement of operations. Prior to June 15, 2003, the charges related to the mandatorily redeemable preferred stock were not reflected in net income (loss), but were reflected in determining net income (loss) applicable to common stockholders. At December 31, 2003, the carrying value of the Company’s mandatorily redeemable preferred stock was $253.3 million. The related dividends that would have been reflected as a financing expense was $40.5 million for the six months ended June 30, 2003. Subsequent to the adoption of SFAS No. 150 for the six months ended December 31, 2003, the Company has reflected $30.6 million of its dividends as a financing expense.
      In accordance with the provisions of EITF Topic D-42, as amended at the July 31, 2003 EITF meeting, the Company reduced the gain on the redemption of preferred stock previously reported in the fourth quarter of 2002 and first quarter of 2003 by the pro rata portion of the respective preferred stock issuance costs associated with the redeemed shares. The gains on the redemptions of preferred stock were reduced by $2.5 million and $1.6 million respectively, which reduced earnings per share for the respective periods by $0.03 and $0.02.
      At the September 29-30, 2004 meeting of the EITF, the SEC Staff announced Topic D-108, “Use of the Residual Method to Value Acquired Assets Other than Goodwill.” EITF D-108 states that the residual method should no longer be used to value intangible assets other than goodwill. Rather, intangible assets should be separately and directly valued and the resulting fair value recognized. The Company has used the “start-up” method to determine the fair value of its licenses. As a result, the Company’s financial condition or results was not impacted by the implementation of EITF Topic D-108.
      In December 2004, the FASB published FASB Statement No. 123 (revised 2004), “Share-Based Payment.” Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued.
      As a larger public entity, the Company will be required to apply Statement 123(R) as of the first annual reporting period that begins after December 15, 2005, which is the first quarter of 2006.
      Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.
      Statement 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. As allowed, the Company has historically accounted for stock options using the accounting principles of Opinion 25. The impact of adopting the provisions of Statement 123(R) will be to increase the Company’s non-cash compensation expense in

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
future periods. The Company has not determined the method that it will use to estimate the fair value of stock options as part of its adoption of Statement 123(R). As disclosed in the notes to the Company’s consolidated financial statements, using the Black-Scholes method of determining fair value in the past would have increased its non-cash compensation expense, net of tax, by approximately $6.5 million in 2004, $6.1 million in 2003, and $8.7 million in 2002. The provisions of the Company’s credit facilities, outstanding notes, and preferred stock do not include non-cash compensation expenses in the determination of financial covenants. As a result, the effects of the adoption of Statement 123(R) will not have a significant impact on the Company’s financial condition or capital resources.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” SFAS No. 153 specifies the criteria required to record a nonmonetary asset exchange using carryover basis. SFAS No. 153 is effective for nonmonetary asset exchanges occurring after July  1, 2005. The Company will adopt this statement in the third quarter of 2005 and it is not expected to have a material impact on the consolidated financial statements when adopted.

3.	DISCONTINUED OPERATIONS
      On February 17, 2004, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless’ ownership in Michigan 5 RSA wireless property, $22.0 million in cash and its one-percent ownership interest in Texas 2 RSA and Oklahoma 5 and 7 RSAs. The Company is the majority owner of these three markets. The Company accounted for the exchange as a sale of Maryland 2 RSA and a purchase of Michigan 5 RSA. Therefore, the Michigan 5 RSA assets, liabilities and results of operations have only been included in the accompanying consolidated financials from the date of acquisition, February  17, 2004. However, as a result of a definitive agreement that was entered into prior to December 31, 2003, the Company’s consolidated financial statements were reclassified for all periods presented to reflect the operations, assets and liabilities of the Maryland 2 RSA wireless property as discontinued operations. In addition, the Company recognized a loss of $12.7 million, net of tax, for the year ended December 31, 2003, in connection with this exchange transaction. The assets and liabilities of such operations are classified as “Assets of discontinued operations” and “Liabilities of discontinued operations,” respectively, on the December 31, 2003 consolidated balance sheet and consist of the following:

December 31, 2003

($ In thousands)
Current assets	$2,637
Property, plant and equipment, net	19,606
Wireless license acquisition costs, net	47,790
Other assets	10

Total assets of discontinued operations	$70,043

Current liabilities	$2,654
Accrued loss on discontinued operations	20,530
Deferred tax liabilities	6,069

Total liabilities of discontinued operations	$29,253

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The net income from the Maryland 2 RSA property is classified on the consolidated statement of operations as “Income from discontinued operations.” Summarized results of discontinued operations are as follows:

	Year Ended December 31,

	2004	2003	2002

	($ In thousands)
Operating revenue	$3,556	$37,731	$45,136
Income before income taxes	714	7,656	11,340
Income tax expense	(271)	(2,909)	(4,309)
Income from discontinued operations	443	4,747	7,031
      On June 17, 2003, the Company exchanged its two remaining wireless properties in California with AT&T Wireless in exchange for AT&T Wireless’ two wireless properties in Alaska, and all of the outstanding shares of the Company’s Series AA preferred stock that AT&T Wireless previously held, which the Company then cancelled. The cost of the acquired Alaska assets was $126.0 million. The Company accounted for the exchange as a sale of the California properties and a purchase of the Alaska properties. Therefore, the Alaska assets, liabilities and results of operations have only been included in the accompanying consolidated financials from the date of acquisition, June 17, 2003. However, the Company’s consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the California properties, as discontinued operations. In addition, the Company recognized a gain of $27.5 million, net of tax, for the year ended December 31, 2003, in connection with this exchange transaction. Since the assets and liabilities were sold during 2003, no amounts were remaining as of December 31, 2003. In addition, the net income from the California properties were classified on the consolidated statement of operations as “Income from discontinued operations.” Summarized results of discontinued operations are as follows:

	Year Ended December 31,

	2004	2003	2002

	($ In thousands)
Operating revenue	$—	$31,964	$69,642
Income before income taxes	—	11,610	19,842
Income tax expense	—	(4,412)	(7,540)
Income from discontinued operations	—	7,198	12,302
      On February 8, 2002, the Company sold California 7 RSA, Ohio 2 RSA and Georgia 1 RSA and its 75% ownership in Arizona 5 RSA, to Verizon Wireless for a total purchase price of $348.0 million, and American Cellular sold Tennessee 4 RSA to Verizon Wireless for a total purchase price of $202.0 million. Proceeds from these transactions were used primarily to pay down bank debt. However, $11.3 million of these proceeds were being held in escrow to cover any future contingencies and are shown as restricted assets on the Company’s December 31, 2003 balance sheet. The Company received the $11.3 million in 2004. In addition, the Company recognized a gain on sale totaling $88.3 million, net of tax, for the year ended December 31, 2002, in connection with these transactions. These transactions were also accounted for as discontinued operations.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The net income from properties sold to Verizon Wireless is classified on the consolidated statement of operations as “Income from discontinued operations.” Summarized results of discontinued operations are as follows:

	Year Ended December 31,

	2004	2003	2002

	($ In thousands)
Operating revenue	$—	$—	$12,570
Income before income taxes	—	—	8,260
Income tax expense	—	—	(3,139)
Income from discontinued operations	—	—	5,121
      The credit facility and notes of the Company are at the consolidated level and are not reflected by each individual market. Thus, the Company has allocated a portion of interest expense to the discontinued operations to properly reflect the interest that was incurred to finance the operations for these markets. Interest is allocated based on the percentage of market population. The interest expense allocated to discontinued operations was $5.2 million for the year ended December 31, 2003 and $13.0 million for the year ended December 31, 2002.
      The net loss from discontinued operations from the Company’s previous investment in joint venture represents the discontinued operations from American Cellular. Prior to August 19, 2003, the Company owned 50% of the joint venture, which owned American Cellular, therefore, only 50% of this loss is reflected on the Company’s statement of operations. The results from the Tennessee 4 RSA property, which was also sold to Verizon during February 2002, is summarized as follows:

	Year Ended December 31,

	2004	2003	2002

	($ In thousands)
Operating revenue	$—	$—	$2,319
Loss before income taxes	—	—	(1,090)
Income tax benefit	—	—	436
Loss from discontinued operations	—	—	(654)
      American Cellular also allocated a portion of interest expense to its discontinued operations to properly reflect the interest that was incurred by American Cellular to finance the operations of its Tennessee 4 RSA market Interest is allocated based on the percentage of market population. The interest expense allocated to this market was $1.0 million for the year ended December 31, 2002.

4.	BUSINESS COMBINATIONS
      On August 8, 2003, American Cellular, a 50%-owned, indirect subsidiary of the Company, and ACC Escrow Corp., a newly formed, wholly owned, indirect subsidiary of the Company, completed the offering of $900.0 million aggregate principal amount of 10% senior notes due 2011. The senior notes were issued at par by ACC Escrow Corp. ACC Escrow Corp. was then merged into American Cellular as part of the American Cellular restructuring described below, and American Cellular assumed ACC Escrow Corp.’s obligations under these senior notes. The net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility and to pay expenses of the restructuring. DCC is not a guarantor of these senior notes. All material subsidiaries of American Cellular are the guarantors of these senior notes.
      On August 19, 2003, the Company and American Cellular completed an exchange offer for American Cellular’s existing 9.5% senior subordinated notes due 2009. This exchange offer resulted in the restructuring of American Cellular’s indebtedness and equity ownership. As part of the American Cellular restructuring, holders of $681.9 million of the $700.0 million principal amount of American Cellular’s outstanding notes

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
tendered their notes for exchange. In exchange for the tendered notes, the tendering noteholders received from the Company 43.9 million shares of the Company’s Class A common stock, 681,900 shares of the Company’s Series F preferred stock with an aggregate liquidation preference of $121.8 million, convertible into a maximum of 13.9 million shares of the Company’s Class A common stock, and $48.7 million in cash. The Company also issued an additional 4,301 shares of its Series F preferred stock and 276,848 shares of its Class A common stock in payment of certain fees. Upon consummation of the restructuring, American Cellular became a wholly owned indirect subsidiary of the Company. Therefore, American Cellular’s assets, liabilities and results of operations have been included in the accompanying consolidated financials from the date of acquisition.
      The calculation of the purchase price of American Cellular (including fees paid in conjunction with the restructuring of American Cellular) and the allocation of the acquired assets and assumed liabilities for American Cellular are as follows:

(In millions, except
share price)

Calculation and allocation of purchase price:
Shares of DCC common stock issued	44.2
Market price of DCC common stock	$6.84

Fair value of common stock issued	$302.0
Plus fair value of DCC convertible preferred stock issued	122.5
Plus cash paid to American Cellular noteholders	50.0

Total purchase price	474.5
Plus fair value of liabilities assumed by DCC:
Current liabilities	73.7
Long-term debt	912.6
Other non-current liabilities	1.8
Deferred income taxes	169.4

Total purchase price plus liabilities assumed	$1,632.0

Fair value of assets acquired by DCC:
Current assets	104.8
Property, plant and equipment	186.5
Wireless licenses	669.2
Customer lists	80.0
Deferred financing costs	18.8
Other non-current assets	0.6
Goodwill (non-deductible for income taxes)	572.1

Total fair value of assets acquired	$1,632.0

      As a result of the Company paying $474.5 million in common stock, preferred stock and cash, and assuming American Cellular’s liabilities totaling $1,157.5 million, the fair market value of the assets acquired by the Company was established at $1,632.0 million. The value of the 44.2 million shares of common stock was determined based on the average market price of the Company’s common stock over the two-day period before and after the terms of the acquisition were agreed to and announced. The preferred stock was valued at its negotiated price.
      To determine the purchase price allocation and the resulting recognition of goodwill, the Company analyzed all of the assets acquired. The Company reviewed the prior carrying value of the current assets and the property, plant and equipment and determined that the carrying value approximated the fair market value.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In the Company’s review of the wireless license acquisition costs and customer lists the Company determined that the fair values exceeded the prior carrying values and adjusted them accordingly. The Company completed the valuation of the wireless license acquisition costs during the fourth quarter of 2003, resulting in an increase of $100 million to American Cellular’s wireless license acquisition costs. As for the customer lists, the Company reviewed American Cellular’s customer base and considered several factors, including the cost of acquiring customers, the average length of contracts with these customers and the average revenue that they could provide, and increased the value by $65.6 million to $80.0 million. Finally, the deferred financing costs represent the costs associated with financing and acquisition of American Cellular and issuing American Cellular’s new 10% senior notes.
      The Company acquired the remaining equity interest in American Cellular to continue the Company’s strategy of owning rural and suburban wireless telecommunication service areas. As a result of the acquisition, the Company increased the number of service areas in which it is licensed to offer services and increased the number of its subscribers.
      Prior to the restructuring, American Cellular had net operating loss, or NOL, carryforwards of approximately $375.0 million. The restructuring transactions resulted in the reduction of approximately $225.0 million of those NOL carryforwards. After the restructuring, approximately $150.0 million of NOL carryforwards remain available to American Cellular. However, the restructuring also resulted in an ownership change within the meaning of the Internal Revenue Code, or I.R.C. Section 382 and the regulations thereunder. This ownership change limits the amount of previously generated NOL carryforwards that American Cellular can utilize to offset future taxable income on an annual basis. American Cellular has reviewed the need for a valuation allowance against these NOL carryforwards. Based on a review of taxable income, history and trends, forecasted taxable income, expiration of carryforwards and limitations on the annual use of the carryforwards, American Cellular has not provided a valuation allowance for the NOL carryforwards because management believes that it is more likely than not that all of the NOL carryforwards of American Cellular will be realized prior to their expiration.
      On June 17, 2003, the Company exchanged its two remaining wireless properties in California with AT&T Wireless in exchange for AT&T Wireless’ two wireless properties in Alaska, and all of the outstanding shares of the Company’s Series AA preferred stock that AT&T Wireless previously held, as described above in Note 3.
      On February 17, 2004, the Company transferred its ownership in Maryland 2 RSA wireless property in exchange for Cingular Wireless’ ownership in Michigan 5 RSA, as described above in Note 3.
      On June 15, 2004, the Company acquired certain assets, principally PCS licenses and an existing GSM/ GPRS/ EDGE network, of NPI-Omnipoint Wireless, LLC, or NPI, for approximately $29.5 million.
      On December 29, 2004, the Company completed the acquisition of the Michigan wireless assets of RFB and certain affiliates for $29.3 million. The Company purchased these assets in an auction conducted under Sections 363 and 365 of the U.S. bankruptcy code. Upon closing, the Company obtained control over most of these assets, however, assignment of certain spectrum licenses requires FCC approval, for which the Company has applied. Therefore, the Company has entered into a long-term spectrum management lease that allows us to lease the RFB spectrum pending the FCC’s decision.
      The above business combinations are accounted for as purchases. Accordingly, the related statements of financial position and results of operations have been included in the accompanying consolidated statements of operations from the date of acquisition. The unaudited pro forma information set forth below includes all significant business combinations, as if the combinations occurred at the beginning of the period presented. The acquisition of American Cellular during 2003 was significant to the Company’s results of operations and thus, cumulatively the results from all the 2003 acquisitions, including the Alaska properties, were included in the pro forma information below. The unaudited pro forma financial information related to the Company’s

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004 acquisitions have not been presented because these acquisitions, individually or in aggregate were not significant to the Company’s consolidated results of operations. The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time:

	For the Year Ended
	December 31,

	2003	2002

	($ In thousands, except
	per share amounts)
Operating revenue	$1,075,787	$1,059,691
Loss from continuing operations	(24,131)	(765,680)
Net income (loss) before cumulative effect of accounting changes	2,600	(633,683)
Net income (loss)	2,600	(1,089,437)
Net income (loss) applicable to common stockholders	172,096	(1,123,403)
Net income (loss) applicable to common stockholders per common share	1.28	(8.35)

5.	INVESTMENT IN UNCONSOLIDATED JOINT VENTURE
      Through August 18, 2003, the Company owned a 50% interest in a joint venture that owned American Cellular Corporation (“American Cellular”). This investment was accounted for using the equity method of accounting. Beginning on June 30, 2002 and continuing through August 2003, American Cellular failed to comply with a financial covenant in its senior credit facility, which required that American Cellular not exceed a certain total debt leverage ratio. Due to factors and circumstances impacting American Cellular, American Cellular concluded that it was necessary to re-evaluate the carrying value of its goodwill and indefinite life intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Based on the re-evaluations, American Cellular concluded that there was an impairment of its goodwill at June 30, 2002 and December 31, 2002. As a result, American Cellular recognized an impairment loss totaling $377.0 million at June 30, 2002 and an additional impairment loss of $423.9 million at December 31, 2002. After recognizing its 50% interest of the impairment loss at June 30, 2002, the Company’s investment in the joint venture was written down to zero. Therefore, American Cellular’s additional impairment loss of $423.9 million at December 31, 2002 did not impact the Company’s results of operations or financial condition. The Company did not guarantee any of American Cellular’s obligations.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following is a summary of the significant operating results for the joint venture and its subsidiary, American Cellular, for the period from January 1, 2003 through August 18, 2003 and for the year ended December 31, 2002:

	Period from January 1,	For the Year
	2003 through	Ended
	August 18, 2003	December 31, 2002

	($ In thousands)
Operating revenue	$288,727	$452,830
Operating income (loss)	83,677	(687,342)
Income (loss) from continuing operations	2,339	(813,575)
Income from discontinued operations and sale of discontinued operations, net	—	12,818
Cumulative effect of change in accounting principle, net	—	(281,640)
Extraordinary gain, net	131,009	—
Dividends	(2,545)	(4,661)
Net income (loss) applicable to members	130,803	(1,087,058)
      On August 19, 2003, as described above in Note 4, the Company and American Cellular completed the restructuring of American Cellular’s indebtedness and equity ownership. Upon consummation of the restructuring, American Cellular became a wholly owned indirect subsidiary of the Company. Therefore, as of December 31, 2003 and 2004, American Cellular’s balance sheet data is included in the Company’s consolidated balance sheet.

6.	CREDIT FACILITY AND NOTES
      The Company’s credit facility and notes as of December 31, 2004 and 2003, consisted of the following:

	2004	2003

	($ In thousands)
Credit facility	$—	$548,625
Dobson/ Sygnet senior notes	—	5,245
10.875% DCC senior notes, net of discount of $1.3 million	297,683	298,443
8.875% DCC senior notes	419,681	650,000
8.375% Dobson Cellular senior notes	250,000	—
Dobson Cellular floating rate senior notes	250,000	—
9.875% Dobson Cellular senior notes	325,000	—
10% American Cellular senior notes	900,000	900,000
Other notes payable, net	13,774	12,871

Total credit facility and notes	2,456,138	2,415,184
Less-current maturities	—	5,500

Total credit facility and notes	$2,456,138	$2,409,684

Credit Facility
      Dobson Cellular’s senior secured credit facility currently consists of a $75.0 million senior secured revolving credit facility.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Dobson Cellular credit facility is guaranteed by the Company, DOC and DOC Lease Co LLC, and is secured by a first priority security interest in all of the tangible and intangible assets of Dobson Cellular. The Dobson Cellular credit facility is not guaranteed by American Cellular or any of its subsidiaries. In connection with the offering by Dobson Cellular of its $825.0 million of senior secured notes in November 2004, Dobson Cellular repaid all outstanding borrowings under the Dobson Cellular credit facility totaling $599.5 million and amended it to, among other things, permit additional leverage under certain of the leverage ratios, eliminate the term loan portion of the facility, amend the revolving portion of the facility to provide for maximum borrowing of $75.0 million and shorten the maturity of the credit facility to October 23, 2008. As of December 31, 2004, the Company had no borrowings under this amended credit facility.
      Under specified terms and conditions, including covenant compliance, the amount available under the Dobson Cellular credit facility may be increased by an incremental facility of up to $200.0 million. The Company has the right to make no more than four requests to increase the amount of the credit facility, such request must be made at least 12 months prior to the credit termination date. Any incremental facility will have a maturity greater than the weighted average life of the existing debt under the Dobson Cellular credit facility.
      Dobson Cellular also is required to make mandatory reductions of the credit facility with the net cash proceeds received from certain issuances of debt and equity and upon certain asset sales by Dobson Cellular and its subsidiaries.
      The Dobson Cellular credit facility agreement contains covenants that, subject to specified exceptions, limit the Company’s ability to:

•	make capital expenditures;

•	sell or dispose of assets;

•	incur additional debt;

•	create liens;

•	merge with or acquire other companies;

•	engage in transactions with affiliates, including dividend restrictions; and

•	make loans, advances or stock repurchases.
Senior Notes
Dobson Communications 8.875% Senior Notes
      On September 26, 2003, the Company completed its offering of $650.0 million aggregate principal amount of 8.875% senior notes due 2013. The net proceeds from the sale of the notes were used to repay in full all amounts owing under the old bank credit facility of DOC, and to repay in part amounts owing under the bank credit facility of Sygnet Wireless, Inc. These senior notes rank pari passu in right of payment with any of the Company’s existing and future senior indebtedness and are senior to all existing and future subordinated indebtedness. American Cellular is an unrestricted subsidiary for purposes of the Company’s 8.875% senior notes and is not subject to certain covenants contained in the related indenture.
      In connection with the closing of the sale of the notes, the Company entered into an indenture dated September 26, 2003 with Bank of Oklahoma, National Association, as Trustee. The indenture contains certain

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
covenants including, but not limited to, covenants that limit the Company’s ability and that of its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting the Company’s restricted subsidiaries;

•	issue and sell capital stock of the Company’s restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.
      During the first quarter of 2004, the Company purchased $55.5 million principal amount of its 8.875% senior notes for the purchase price of $48.3 million, excluding accrued interest. The Company’s first quarter 2004 gain from extinguishment of debt related to these senior notes. This gain was $6.1 million, net of deferred financing costs. During November 2004, a portion of the proceeds from the offering by Dobson Cellular of $825.0 million of senior secured notes were used to repurchase approximately $174.8 million principal amount of the Company’s 8.875% senior notes. The Company reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $48.7 million in the fourth quarter of 2004 as a result of these repurchases.
Dobson Communications 10.875% Senior Notes
      On June 15, 2000, the Company completed a private sale of $300.0 million principal amount of its 10.875% senior notes maturing on July 1, 2010. The Company used $207.0 million of the net proceeds to repay indebtedness under the senior secured revolving credit facility of DOC, and the remaining proceeds were used for working capital and other general corporate purposes. The senior notes rank pari passu in right of payment with any of the Company’s existing and future unsubordinated indebtedness and are senior to all existing and future subordinated indebtedness. The notes are redeemable at any time. American Cellular is an unrestricted subsidiary for purposes of the Company’s 10.875% senior notes.
      In connection with the closing of the sale of the notes, the Company entered into an indenture with The Bank of New York, as successor trustee to United States Trust Company of New York. The indenture contains certain covenants consistent with the covenants noted above in the 8.875% senior notes.
      During November 2004, a portion of the proceeds from the offering by Dobson Cellular of $825.0 million of senior secured notes were used to repurchase approximately $1.0 million principal amount of the Company’s 10.875% senior notes. The Company reported a gain on extinguishment of debt, net of deferred financing costs, of approximately $0.2 million in the fourth quarter of 2004 as a result of these repurchases.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
New Dobson Cellular Senior Secured Notes
      On November 8, 2004, the Company’s wholly owned subsidiary, Dobson Cellular, completed the offering of $825.0 million senior secured notes, consisting of $250.0 million of 8.375% first priority senior secured notes due 2011, $250.0 million of first priority senior secured floating rate notes due 2011 and $325.0 million of 9.875% second priority senior secured notes due 2012. The notes are guaranteed on a senior basis by the Company, DOC, and Dobson Cellulars’ wholly owned subsidiaries, and the notes and guarantees are secured by liens on the capital stock of DOC and Dobson Cellular and on substantially all of the assets of DOC, Dobson Cellular and Dobson Cellulars’ subsidiaries that guarantee the notes, other than excluded assets (as defined in the indentures for the notes). The notes and guarantees rank pari passu in right of payment with existing and future senior indebtedness of Dobson Cellular and the guarantors, and senior to all existing and future subordinated indebtedness of Dobson Cellular and the guarantors.
      A portion of the proceeds from the offering was used to repay all amounts outstanding under Dobson Cellulars’ senior secured credit facility and to repurchase $175.8 million of previously outstanding debt securities and to fund the acquisition of RFB.

2011 Fixed Rate Notes
      Interest on the 2011 first priority senior secured notes accrues at the rate of 8.375% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2005. The Company makes each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

2011 Floating Rate Notes
      The 2011 first priority senior secured floating rate notes bear interest at the rate per annum, reset quarterly, equal to LIBOR plus 4.75%. At December 31, 2004, LIBOR equaled 2.56% therefore, the interest rate on these notes was 7.31%.

2012 Fixed Rate Notes
      Interest on the 2012 second priority senior secured notes accrues at the rate of 9.875% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2005. The Company makes each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
      In connection with the closing of the sale of the notes, Dobson Cellular and the guarantors entered into indentures with Bank of Oklahoma, as trustee for the notes due 2011, and BNY Midwest Trust Company, as trustee for the notes due 2012. The indentures contain certain covenants, including, but not limited to, covenants that limit the ability of Dobson Cellular and its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting Dobson Cellulars’ restricted subsidiaries;

•	issue and sell capital stock of Dobson Cellulars’ restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	enter into transactions with affiliates;

•	sell assets;

•	engage in any business other than a permitted business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.
American Cellular Senior Notes
      In connection with the American Cellular reorganization, on August 8, 2003, ACC Escrow Corp., (now American Cellular) completed an offering of $900.0 million aggregate principal amount of existing 10% senior notes due 2011. These senior notes were issued at par. On August 19, 2003, ACC Escrow Corp. was merged into American Cellular, and the net proceeds from the offering were used to fully repay American Cellular’s existing bank credit facility and to pay expenses of the offering and a portion of the expenses of the restructuring. Dobson Communications and Dobson Cellular are not guarantors of these senior notes.
      The indenture for American Cellular’s 10% senior notes includes certain covenants including, but not limited to, covenants that limit the ability of American Cellular and its restricted subsidiaries to:

•	incur indebtedness;

•	incur or assume liens;

•	pay dividends or make other restricted payments;

•	impose dividend or other payment restrictions affecting American Cellular’s restricted subsidiaries;

•	issue and sell capital stock of American Cellular’s restricted subsidiaries;

•	issue certain capital stock;

•	issue guarantees of indebtedness;

•	enter into transactions with affiliates;

•	sell assets;

•	engage in unpermitted lines of business;

•	enter into sale and leaseback transactions; and

•	merge or consolidate with or transfer substantial assets to another entity.
      During 2001, American Cellular issued $700.0 million principal amount of 9.5% senior subordinated notes due 2009 at a discount of $6.9 million. The discount was being amortized over the life of the notes. In August 2003, as part of the restructuring of American Cellular, holders of $681.9 million outstanding principal amount of American Cellular’s senior notes surrendered their senior notes and received approximately $48.7 million in cash, 43.9 million shares of newly issued shares of the Company’s Class A common stock, and 681,900 shares of the Company’s Series F preferred stock, which has an aggregate liquidation preference of approximately $121.8 million and is convertible into a maximum of 13.9 million shares of the Company’s Class A common stock. The Company also issued an additional 4,301 shares of its Series F preferred stock and 276,848 shares of its Class A common stock in payment of certain fees. There remains outstanding $18.1 million principal amount of American Cellular’s 9.5% senior subordinated notes.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Minimum Future Payments
      Minimum future payments of the Company’s notes for years subsequent to December 31, 2004, are as follows:

($ In thousands)

2005	$—
2006	—
2007	—
2008	—
2009	13,774
2010 and thereafter	2,442,364

$2,456,138

7.	LEASES, COMMITMENTS AND CONTINGENCIES
Leases
      The Company has numerous operating leases; these leases are primarily for its administrative offices, including its corporate office, retail stores, cell site towers and its locations and vehicles. Future minimum lease payments required under operating leases that have an initial or remaining noncancellable lease term in excess of one year at December 31, 2004, are as follows:

Operating
Leases

($ In thousands)
2005	$46,300
2006	40,021
2007	33,708
2008	28,552
2009	23,475
2010 and thereafter	71,010
      Lease expense under the operating leases was $46.5 million for the year ended December 31, 2004, $30.5 million for the year ended December 31, 2003 and $22.5 million for the year ended December 31, 2002.
Commitments
      The Company is obligated under a purchase and license agreement with Nortel Networks Corp. to purchase approximately $90 million of GSM/ GPRS/ EDGE related products and services prior to June 9, 2007. If the Company fails to achieve this commitment, the agreement provides for liquidated damages in an amount equal to 20% of the portion of the $90 million commitment that remains unfulfilled. As of December 31, 2004, $27.5 million of this commitment has been fulfilled.
Contingencies
      Beginning on October 22, 2004, securities class action lawsuits were filed against the Company and certain of its officers and/or directors in the United States District Court for the Western District of Oklahoma, alleging violations of the federal securities laws and seeking unspecified damages, purportedly on behalf of a class of purchasers of the Company’s publicly traded securities in the period between May 19, 2003 and August 9, 2004. In particular, the lawsuits allege that the Company concealed significant decreases in revenues and failed to disclose certain facts about its business, including that the Company’s rate of growth in roaming minutes was substantially declining, and that it had experienced negative growth in October 2003; that AT&T, the Company’s largest roaming customer, had notified the Company that it wanted to dispose of

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
its equity interest in the Company that it had held since the Company’s initial public offering, significantly decreasing their interest in purchasing roaming capacity from the Company; that Bank of America intended to dispose of its substantial equity interest in the Company as soon as AT&T disposed of its equity interest in the Company; that the Company had been missing sales quotas and losing market share throughout the relevant period; and that the Company lacked the internal controls required to report meaningful financial results. In addition, the lawsuits allege that the Company issued various positive statements concerning the Company’s financial prospects and the continued growth in its roaming minutes, and that those statements were false and misleading. The Company intends to vigorously defend itself against these claims.
      The Company has been in continuing discussions with the SEC regarding an informal inquiry regarding the timing of its disclosure that a controlling interest in the Company was pledged to secure a loan to DCCLP. The Company initially disclosed the pledge in September 2001, which it believes was timely, although the SEC disagrees with the Company’s position. The loan and pledge that are the subject of this inquiry no longer exist. As a result of the Company’s continuing discussions with the staff of the SEC, the Company has made, and there is pending, an offer of settlement to the SEC. Assuming the offer is accepted, there will be no fine or monetary penalty imposed on the Company or any other party, nor will such settlement otherwise have an adverse effect in any material respect on the Company.
      The Company is party to various other legal actions arising in the normal course of business. None of these actions are believed by management to involve amounts that will be material to the Company’s consolidated financial position, results of operation, or liquidity.

8.	REDEEMABLE PREFERRED STOCK
      As of December 31, 2004, 2003 and 2002, the Company’s authorized and outstanding preferred stock was as follows:

	No. of								Other
	Shares	No. of Shares	No. of Shares	No. of Shares					Features,
	Authorized at	Outstanding at	Outstanding at	Outstanding at			Liquidation	Mandatory	Rights,
	December 31,	December 31,	December 31,	December 31,	Par Value		Preference	Redemption	Preferences
Class	2004	2004	2003	2002	per Share	Dividends	per Share	Date	and Powers

Senior Exchangeable	46,181	46,181	60,997	374,941	$1.00	12.25% Cumulative	$1,000	Jan. 15, 2008	Non-voting
Senior Exchangeable	400,297	192,898	196,003	198,780	$1.00	13% Cumulative	$1,000	May 1, 2009	Non-voting
Series AA	—	—	—	200,000	$1.00	5.96% Cumulative	$1,000	Feb. 8, 2011	Non-voting
Class E	40,000	—	—	—	$1.00	15% Cumulative	$1,131.92	Dec. 23, 2010	Non-voting
Series F	1,900,000	686,201	686,201	—	$1.00	7% Cumulative	$178.571	Aug. 18, 2016	Non-voting
Other	3,613,522	—	—	—	—	—	—	—	—

	6,000,000	925,280	943,201	773,721

Issuance of Preferred Stock
      The Company issued 175,000 shares of 12.25% preferred stock in April 1998 and 64,646 shares of additional 12.25% preferred stock in December 1998, mandatorily redeemable on January 15, 2008 for $1,000 per share plus accrued and unpaid dividends. Holders of the preferred stock are entitled to cumulative quarterly dividends from the date of issuance and a liquidation preference of $1,000 per share with rights over the other classes of capital stock. On or before January 15, 2003, the Company could have paid dividends, at its option, in cash or in additional fully paid and nonassessable senior preferred stock having an aggregate liquidation preference equal to the amount of such dividends. However, after January 15, 2003, the Company was required to pay dividends in cash. Additionally, the Company may, at its option, exchange the preferred stock into interest bearing debentures. If the Company chooses to exchange the preferred stock into these debentures then all shares must be converted. These debentures would bear interest at the same rate as the dividend on the preferred stock and have a maturity date of January 15, 2008. Holders of the preferred stock

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
have no voting rights. In the event that dividends are not paid for any four quarters, whether or not consecutive, or upon certain other events (including failure to comply with covenants and failure to pay the mandatory redemption price when due), then the number of directors constituting the Company’s board of directors will be adjusted to permit the holders of the majority of the then outstanding senior preferred stock, voting separately as a class, to elect two directors. At December 31, 2004, the Company’s 12.25% preferred stock totaled $46.2 million, less the unamortized financing costs of $0.9 million and the unamortized discount of $0.7 million.
      In May 1999, the Company issued 170,000 shares of 13% preferred stock mandatorily redeemable on May 1, 2009 for $1,000 per share. Holders of the preferred stock are entitled to cumulative quarterly dividends from the date of issuance and a liquidation preference of $1,000 per share with rights over the other classes of capital stock and equal to the 12.25% preferred stock. On or before May 1, 2004, the Company could have paid dividends, at its option, in cash or in additional shares having an aggregate liquidation preference equal to the amount of such dividends. However, after May 1, 2004, the Company was required to pay dividends in cash. Additionally, the Company may, at its option, exchange the preferred stock into interest bearing debentures. If the Company chooses to exchange the preferred stock into these debentures then all shares must be converted. These debentures would bear interest at the same rate as the dividend on the preferred stock and have a maturity date of May 1, 2009. Holders of the preferred stock have no voting rights. In the event that dividends are not paid for any four quarters, whether or not consecutive, or upon certain other events (including failure to comply with covenants and failure to pay the mandatory redemption price when due), then the number of directors constituting the Company’s board of directors will be adjusted to permit the holders of the majority of the then outstanding senior preferred stock, voting separately as a class, to elect two directors. At December 31, 2004, the Company’s 13% preferred stock totaled $192.9 million, less the unamortized financing costs of $1.4 million.
      The Company issued 686,201 shares of Series F preferred stock on August 18, 2003, mandatorily redeemable on August 18, 2016, for $178.571 per share. Holders of the preferred stock are entitled to cumulative dividends from the date of issuance and a liquidation preference of $178.571 per share. In addition, the preferred stock is convertible at the option of the holder, making it a conditionally redeemable instrument until August 18, 2016. The Company may pay dividends at its option, at 6% in cash or at 7% in additional shares of Series F preferred stock. The preferred stock is redeemable at the option of the Company in whole or in part on and after August 18, 2005. Holders of the preferred stock have no voting rights. Each share of the Company’s Series F preferred stock is convertible into the Company’s Class A common stock at a conversion rate of $8.75 per share, subject to adjustment from time to time.
Repurchases of Preferred Stock
      During 2002, the Company repurchased a total of 40,287 shares of its 12.25% preferred stock and a total of 68,728 shares of its 13% preferred stock, which included dividends issued on the repurchased shares after the date of repurchase. The preferred stock repurchases totaled 109,015 shares for $38.7 million, all of which were canceled on December 31, 2002. Including deferred financing costs, this repurchase resulted in a gain on redemption and repurchases of preferred stock totaling $67.8 million. The gain on redemption and repurchases of preferred stock has been included in net income (loss) applicable to common stockholders.
      During the first quarter of 2003, prior to the adoption of SFAS No. 150, the Company repurchased a total of 32,707 shares of its 12.25% preferred stock and a total of 27,500 shares of its 13% preferred stock. The preferred stock repurchases totaled 60,207 shares for $36.6 million, all of which were canceled by March 31, 2003. Including deferred financing costs, these repurchases resulted in a gain on redemption and repurchases of preferred stock totaling $23.6 million. In addition, AT&T Wireless transferred to the Company all of its Series AA preferred stock, which had a fair value that was substantially lower than the Company’s carrying value, thus resulting in a gain on redemption of preferred stock of $194.7 million. Therefore, the Company’s

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
total gain from redemption and repurchases of preferred stock prior to adoption of SFAS No. 150 (on July 1, 2003) was $218.3 million. The gain on redemption and repurchases of preferred stock has been included in net income applicable to common stockholders. Subsequent to the adoption of SFAS No. 150, in 2003, the Company repurchased an additional 293,101 shares of its 12.25% preferred stock for an aggregate purchase price of $311.0 million, which, including fees and the related write off of deferred financing costs, resulted in a loss from redemption and repurchases of preferred stock of $26.8 million, which is included in the Company’s loss from continuing operations.
      During the year ended December 31, 2004, the Company repurchased a total of 14,816 shares of its 12.25% preferred stock and 9,475 shares of its 13% preferred stock. The preferred stock repurchases totaled 24,291 shares for $17.4 million. These repurchases resulted in a gain from redemption and repurchases of preferred stock totaling $6.5 million. The gain from redemption and repurchases of preferred stock has been included in the Company’s loss from continuing operations. All repurchased shares of the Company’s 12.25% preferred stock and 13% preferred stock have been canceled.
Dividends on Preferred Stock
      The Company recorded preferred stock dividends in the form of additional shares of 12.25% and 13% preferred stock totaling 80,338 shares during 2002 and accrued dividends on its Series AA preferred stock of $12.1 million during 2002 which represented non-cash financing activity, and thus are not included in the accompanying consolidated statements of cash flows.
      The Company recorded preferred stock dividends of $73.9 million for the year ended December 31, 2003 consisting primarily of $34.2 million of cash dividends on its 12.25% preferred stock, $6.3 million through the issuance of additional and accrued shares on its 12.25% preferred stock, $25.1 million of dividends on its 13% preferred stock through the issuance of additional shares, $1.2 million of cash dividends and $1.6 million of accrued dividends on its Series F preferred stock and $5.5 million of accrued dividends on its Series AA preferred stock. As a result of implementing SFAS No. 150 on July 1, 2003, dividends on the Company’s mandatorily redeemable preferred stock began being presented as a financing expense, included in the Company’s net loss, while dividends on the Company’s conditionally redeemable preferred stock remained below the Company’s net loss. As a result of a mid-year implementation, for the year ended December 31, 2003, dividends on the Company’s mandatorily redeemable preferred stock are presented as both a financing expense, included in the Company’s net loss, and as an item below the Company’s net loss. Therefore, $30.6 million of the $73.9 million of preferred stock dividends are recorded as net loss on the statement of operations as a financing expense titled, “dividends on mandatorily redeemable preferred stock,” for the year ended December 31, 2003.
      The Company recorded dividends on its mandatorily redeemable preferred stock of $32.1 million for the year ended December 31, 2004, which are included in the Company’s net loss. These dividends consist of $5.2 million of cash dividends paid on its 12.25% preferred stock, $0.6 million of unpaid accrued dividends on its 12.25% preferred stock, $19.5 million of cash dividends paid on its 13% preferred stock and $6.8 million of unpaid accrued dividends on its 13% preferred stock. The Company recorded dividends on its conditionally redeemable preferred stock of $8.2 million for the year ended December 31, 2004, which consisted of $3.7 million of cash dividends and $4.5 million of unpaid accrued dividends on its Series F preferred stock and are included in determining the Company’s net loss applicable to common stockholders.
      At December 31, 2004, the Company had a total liquidation preference value of $44.6 million, net of deferred financing costs and discount, plus accrued dividends on its 12.25% preferred stock, $191.5 million, net of deferred financing costs, plus accrued dividends on its 13% preferred stock and $122.5 million plus accrued dividends on its Series F preferred stock.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On September 29, 2004, and December 20, 2004, the Company announced that it would not declare or pay the cash dividend due in the fourth quarter of 2004 and the first quarter of 2005, respectively, on its outstanding 12.25% preferred stock or its outstanding 13% preferred stock. Unpaid dividends will accrue interest at the stated dividend rates, compounded quarterly. To the extent dividends are not paid prior to the mandatory redemption dates or prior to the Company’s repurchase of the preferred shares, the Company will be required to pay such dividends on the redemption dates to the extent it is permitted under applicable law to redeem the preferred stock on such dates. As a result of these unpaid dividends on the Company’s preferred stock, accrued dividends payable was $2.7 million for the Company’s 12.25% preferred stock, $10.6 million for the Company’s 13% preferred stock and $6.1 million for the Company’s Series F preferred stock, as of December 31, 2004.
      If the Company defers dividends on its outstanding 12.25% preferred stock and 13% preferred stock, it is not permitted to pay dividends on the Series F preferred stock. Therefore, the Series F preferred stock dividend due on October 15, 2004 with respect to this preferred stock was not paid, and will accrue interest at 7%, compounded semi-annually. If the Company does not make two semi-annual dividend payments (whether consecutive or not) on the Series F preferred stock, a majority of the holders of the Series F preferred stock would have the right to elect two new directors to the Company’s board of directors. If the Company does not pay the dividend due April 15, 2005, this right to elect two directors would become exercisable.
      If the Company does not make four quarterly dividend payments (whether consecutive or not) on either its 12.25% preferred stock or its 13% preferred stock, a majority of the holders of the respective series of preferred stock would each have the right to elect two new directors each to the Company’s board of directors. Under these circumstances, the expansion of the Company’s board of directors by six new members would not constitute a change of control under the indentures governing its outstanding notes or Dobson Cellular’s senior secured credit facility.
Proposed Exchange Offer
      On January 18, 2005, the Company filed a registration statement with the U.S. Securities and Exchange Commission, relating to a proposed offer to exchange cash or shares of Class A common stock for up to all of its outstanding 12.25% preferred stock and 13% preferred stock, which the Company refers to as the “Exchange Offer”. On February 11, 2005, the Company filed an amendment to this registration statement that became effective February 14, 2005. In the amended Exchange Offer, for each share of preferred stock tendered, accepting holders would have received cash in the amount of $301 and one share of Series J mandatory convertible preferred stock, a new series of preferred stock to be created in connection with the exchange offer. The exchange offer was subject to a number of conditions, including that a minimum number of shares of preferred stock be tendered and not withdrawn prior to the expiration date of the exchange offer, which was March 15, 2005. The minimum tender condition was not satisfied and, as a result, the exchange offer expired on the expiration date without being consummated.

9.	STOCKHOLDERS’ EQUITY
      On November 7, 2002 through November 7, 2003, the Company’s board of directors authorized the Company to purchase up to 10 million shares of the Company’s outstanding Class A common stock. As of December 31, 2004, the Company had purchased 5,850,412 shares for $34.8 million, of which 5,622,599 was held as treasury stock and 227,813 was reissued under the employee stock purchase plan.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s authorized and outstanding common stock was as follows:

							Other
	No. of Shares	No. of Shares	No. of Shares	No. of Shares			Features,
	Authorized at	Outstanding at	Outstanding at	Outstanding at	Par		Rights,
	December 31,	December 31,	December 31,	December 31,	Value per		Preference
Class	2004	2004	2003	2002	Share	Dividends	and Powers

Class A	175,000,000	114,459,163	114,288,003	35,131,837	$.001	As declared	Voting
Class B	70,000,000	19,418,021	19,418,021	54,977,481	$.001	As declared	Voting
Class C	4,226	—	—	—	$.001	As declared	Non-voting
Class D	33,000	—	—	—	$.001	As declared	Non-voting

	245,037,226	133,877,184	133,706,024	90,109,318

      Each share of the Company’s Class B common stock is convertible into one share of Class A common stock and each share of the Company’s Class C common stock and Class D common stock is convertible into 111.44 shares of Class A common stock at the option of the holder. Due to these conversion features, the Company’s calculation of its weighted average common shares outstanding is performed on an as converted basis (as discussed in Note 2). In addition, each share of the Company’s Class B common stock is entitled to 10 votes and each share of Class A common stock is entitled to one vote.
      Additional shares of the Company’s Class A common stock have been reserved for issuance under the Company’s benefit plans. See Note 10 for discussion of the Company’s employee stock incentive plans and employee stock purchase plan.

10.	EMPLOYEE BENEFIT PLANS
401(k) Plan
      The Company maintains a 401(k) plan (the “Plan”) in which substantially all employees of the Company are eligible to participate. The Plan requires the Company to match 100% of employees’ contributions up to 4% of their salary. Contributions to the Plan charged to the Company’s operations were $1.7 million during the year ended December 31, 2004, $1.4 million during the year ended December 31, 2003 and $1.2 million during the year ended December 31, 2002, and were recorded as general and administrative expenses in the accompanying statements of operations.
Stock Option Plans
      The Company adopted its 1996 stock option plan, or the 1996 plan, its 2000 stock option plan, or the 2000 plan, and its 2002 stock option plan, or the 2002 plan, to encourage its key employees by providing opportunities to participate in the ownership and future growth through the grant of incentive stock options and nonqualified stock options. The plans also permit the grant of options to its directors. The Company’s compensation committee presently administers the 1996, 2000 and 2002 plans. The Company accounts for the plans under APB Opinion 25, under which no compensation cost is recognized in the accompanying consolidated financial statements if the option price is equal to or greater than the fair market value of the stock at the time the option is granted.
      Under the 1996 plan, the board of directors granted both incentive and non-incentive stock options for employees, officers and directors to acquire Class C common stock and Class D common stock, which is convertible into shares of Class A common stock at a 111.44 to 1 basis at the time of exercise. Options granted under the 2000 and 2002 stock incentive plan can also be both incentive and non-incentive stock options for employees, officers and directors, however, all options granted under these plans are to purchase shares of Class A common stock.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Under all the plans, stock options have been issued at the market price on the date of grant with an expiration of ten years from the grant date. All options vest at either a rate of 20% or 25% per year. The maximum number of shares for which the Company may grant options under the 2000 plan is 4,000,000 shares of Class A common stock. The maximum number of shares for which the Company may grant options under the 2002 plan was increased to 11,000,000 shares of Class A common stock. The number of shares under these plans are subject to adjustment in the event of any stock dividend, stock split, recapitalization, reorganization or certain defined change of control events. As of December 31, 2004, the Company had outstanding options to purchase 9,577,935 shares of Class A common stock to approximately 135 employees, officers and directors. Shares subject to previously expired, cancelled, forfeited or terminated options become available again for grants of options. The shares that the Company will issue under the plan will be newly issued shares, or shares held as treasury shares.
      In July 2003, the Company’s board of directors adopted and approved a plan whereby options granted under the 2000 Plan could, at the election of the option holder, be exchanged for a specified number of new options to be granted no sooner than January 2004. The period to make the election to exchange these options ended on July 29, 2003. Any new options to be granted would be subject to the same vesting schedule as the surrendered options.
      As of July 29, 2003, all eligible option holders had elected to surrender their old options. Options totaling 2,405,000 shares were surrendered by a total of 65 option holders. On February 2, 2004, the Company issued new options under the exchange agreements, all at an exercise price of $7.09 per share. The vesting schedule for each new option was the same as the replaced options. No options held by the Company’s non-management directors were included in the foregoing exchange program.
      Stock options outstanding under the Plans are presented for the periods indicated. In addition, all options are presented on an “as converted” basis since all shares are converted to Class A common stock upon exercise.

	2004		2003		2002

		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of period	5,759,252	$2.40	8,971,903	$7.50	4,350,870	$15.39
Granted	4,634,339	$5.02	100,000	$3.51	5,360,000	$2.13
Exercised	(36,419)	$2.30	(570,345)	$1.51	—	—
Canceled or forfeited	(779,237)	$3.49	(2,742,306)	$19.30	(738,967)	$14.97

Outstanding, end of period	9,577,935	$3.23	5,759,252	$2.40	8,971,903	$7.50

Exercisable, end of period	3,691,898	$3.39	1,789,540	$2.67	1,782,474	$11.77

      The following table summarizes information concerning currently outstanding and exercisable options:

		Weighted Average
	Number	Remaining	Weighted Average	Number	Weighted Average
Exercise Price Range	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.78-$ 2.00	154,612	2	$0.90	154,612	$0.90
$2.01-$ 4.00	8,366,263	9	$2.71	2,691,413	$2.25
$4.01-$ 8.00	1,007,060	6	$6.93	805,873	$6.89
$8.01-$23.00	50,000	6	$23.00	40,000	$23.00

$0.78-$23.00	9,577,935	8	$3.23	3,691,898	$3.39

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Stock Purchase Plan
      The Dobson Communications Corporation 2002 Employee Stock Purchase Plan, or the Purchase Plan, was approved at the 2002 Annual Meeting of Stockholders. The Purchase Plan provides for 1,000,000 shares of the Company’s Class A common stock to be reserved for issuance upon exercise of purchase rights which may be granted under the Purchase Plan, subject to adjustment for stock dividends, stock splits, reverse stock splits and similar changes in the Company’s capitalization. The Purchase Plan is designed to encourage stock ownership by the Company’s employees. Employees elect to participate in the plan semi-annually. The plan period is six months. Shares are purchased at 85% of the market price of the Company’s Class A common stock. The price is determined as the lower of the price at the initial date or at the end of the six-month period. The Company’s Class A common stock purchased by employees under the stock purchase plan was 134,741 shares for the year ended December 31, 2004 and 141,059 shares for the year ended December 31, 2003.

11.	TAXES
      (Expense) benefit for income taxes for the years ended December 31, 2004, 2003 and 2002, was as follows:

	2004	2003	2002

	($ In thousands)
Federal income taxes — deferred	$5,305	$(756)	$46,685
State income taxes:
Current	(1,976)	3,408	(3,690)
Deferred	(6,964)	(3,497)	9,182

Total income tax (expense) benefit	$(3,635)	$(845)	$52,177

      The (expense) benefit for income taxes for the years ended December 31, 2004, 2003 and 2002 differ from amounts computed at the statutory rate as follows:

	2004	2003	2002

	($ In thousands)
Income taxes at statutory rate	$16,950	$16,951	$55,659
State income taxes, net of Federal income tax effect	1,290	1,994	6,548
Loss from unconsolidated subsidiary	—	—	(9,656)
(Gain) loss from redemption and repurchases of preferred stock	2,268	(10,175)	—
Dividends on mandatorily redeemable preferred stock	(11,226)	(11,616)	—
Valuation allowances	(10,227)	—	—
Other, net	(2,690)	2,001	(374)

Total income tax (expense) benefit	$(3,635)	$(845)	$52,177

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of the temporary differences which gave rise to deferred tax assets and liabilities at December 31, 2004 and 2003, were as follows:

	2004	2003

	($ In thousands)
Current deferred income taxes:
Allowance for doubtful accounts receivable	$1,118	$1,678
Accrued liabilities	8,084	15,959

Net current deferred income tax asset	9,202	17,637

Noncurrent deferred income taxes:
Fixed assets	(98,902)	(73,866)
Intangible assets	(453,907)	(416,608)
Tax credits and carryforwards	383,876	302,247
Valuation allowance	(114,812)	(97,622)

Net noncurrent deferred income tax liability	(283,745)	(285,849)

Total net deferred income tax liability	$(274,543)	$(268,212)

      At December 31, 2004, the Company had NOL carryforwards of approximately $940 million, which may be utilized to reduce future Federal income taxes payable. These NOL carryforwards begin to expire in 2019. Certain of the Company’s NOL carryforwards are subject to limitation, under I.R.C. section 382. The Company expects the annual limitation under I.R.C. section 382 to be approximately $240 million.
      The Company periodically reviews the need for a valuation allowance against deferred tax assets. Based on a review of taxable income, history and trends, forecasted taxable income and expiration of carryforwards, the Company has provided a valuation allowance for certain of its deferred tax assets, including certain state NOL carryforwards. The valuation allowance increased by $17.2 million in 2004 and was reflected in the Company’s loss from continuing operations.

12.	RELATED PARTY TRANSACTIONS
      The Company leases its corporate office and call center in Oklahoma City from its affiliate, DCCLP, for approximately $3.3 million per year.
      Prior to the acquisition of American Cellular, the Company provided certain services to American Cellular in accordance with a management agreement. Certain costs incurred by the Company were shared costs of the Company and American Cellular. These shared costs were allocated between the Company and American Cellular primarily based on each company’s pro rata population coverage and subscribers. Costs allocated to American Cellular from the Company were $12.3 million for the period from January 1, 2003 through August 18, 2003 and $17.1 million for the year ended December 31, 2002. In addition, the Company charged American Cellular for other expenses incurred by the Company on their behalf, primarily for compensation-related expenses, totaling $26.6 million for the period from January 1, 2003 through August 18, 2003 and $42.9 million for the year ended December 31, 2002.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS
      Unless otherwise noted, the carrying amount of the Company’s financial instruments approximates fair value. The Company estimates the fair value of its credit facility and notes based on quoted market prices for publicly traded debt or on the present value of the cash flow stream utilizing the current rates available to the Company for debt with similar terms and remaining maturities.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Indicated below are the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31:

	2004		2003

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	($ In thousands)
Restricted cash and investments	$10,350	$10,350	$15,515	$15,515
Revolving credit facility	—	—	548,625	548,625
Dobson/ Sygnet senior notes	—	—	5,245	5,659
8.875% DCC senior notes	419,681	295,875	650,000	661,375
10.875% DCC senior notes	297,683	232,937	298,443	326,795
9.875% Dobson Cellular senior notes	325,000	321,750	—	—
8.375% Dobson Cellular senior notes	250,000	260,000	—	—
Dobson Cellular floating rate senior notes	250,000	258,750	—	—
9.50% American Cellular senior notes	13,774	11,880	12,851	13,044
10% American Cellular senior notes	900,000	776,250	900,000	999,000

14.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
      Set forth below is supplemental condensed consolidating financial information as required by DCC’s indenture for its 8.875% senior notes due 2013, and by the Dobson Cellular credit facility. The operations information is presented without parent recognition of subsidiary results. Included are the condensed consolidating Balance Sheet, Statement of Operations and Statement of Cash Flows of Dobson Communications Corporation as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002. Neither Dobson Cellular, American Cellular, DCC PCS nor any of their subsidiaries guarantee any of DCC’s notes payable. DCC, Dobson Cellular and its subsidiaries do not guarantee any of American Cellular’s outstanding debt. Neither DCC, DCC PCS, nor American Cellular and its subsidiaries guarantee any of Dobson Cellular’s outstanding notes payable. However, Dobson Cellular’s subsidiaries do guarantee Dobson Cellular’s notes payable. See Note 6 for a description of the Company’s credit facility and notes.

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2004

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$47,427	$41,489	$48,303	$2,665	$—	$139,884
Marketable securities	39,000	—	—	—	—	39,000
Accounts receivable	59,528	40,413	—	—	—	99,941
Inventory	10,458	5,153	—	—	—	15,611
Prepaid expenses and other	10,636	7,065	10	—	—	17,711

Total current assets	167,049	94,120	48,313	2,665	—	312,147

PROPERTY, PLANT AND EQUIPMENT, net	356,602	177,142	—	—	—	533,744

OTHER ASSETS:
Net intercompany (payable) receivable	(3,975)	(6,183)	3,113	774,211	(767,166)	—
Restricted assets	10,350	—	—	—	—	10,350
Wireless license acquisition costs	1,103,353	669,169	9,676	4,412	—	1,786,610
Goodwill	46,776	572,113	—	1,142	—	620,031
Deferred financing costs, net	14,762	15,785	—	12,479	—	43,026
Customer list, net	28,441	59,253	—	—	—	87,694
Other non-current assets	3,443	697	—	1,624,383	(1,624,373)	4,150

Total other assets	1,203,150	1,310,834	12,789	2,416,627	(2,391,539)	2,551,861

Total assets	$1,726,801	$1,582,096	$61,102	$2,419,292	$(2,391,539)	$3,397,752

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$69,787	$10,298	$—	$—	$—	$80,085
Accrued expenses	18,380	13,141	—	(83)	—	31,438
Accrued interest payable	10,793	37,867	—	25,812	—	74,472
Deferred revenue and customer deposits	15,856	13,026	—	—	—	28,882
Accrued dividends payable	—	—	—	19,405	—	19,405
Current portion of obligations under capital leases	305	—	—	—	—	305

Total current liabilities	115,121	74,332	—	45,134	—	234,587

OTHER LIABILITIES:
Notes payable	1,592,166	913,774	—	717,364	(767,166)	2,456,138
Deferred tax liabilities	194,602	160,231	667	(71,755)	—	283,745
Mandatorily redeemable preferred stock, net	—	—	—	236,094	—	236,094
Other non-current liabilities	5,423	4,161	—	—	—	9,584
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	122,536	—	122,536
STOCKHOLDERS’ (DEFICIT) EQUITY:
Total stockholders’ (deficit) equity	(180,511)	429,598	60,435	1,369,919	(1,624,373)	55,068

Total liabilities and stockholders’ (deficit) equity	$1,726,801	$1,582,096	$61,102	$2,419,292	$(2,391,539)	$3,397,752

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2003

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$59,387	$27,505	$3,801	$60,846	$—	$151,539
Marketable securities	—	—	56,700	—	—	56,700
Restricted cash and investments	7,179	4,165	—	—	—	11,344
Accounts receivable	61,903	35,415	—	—	—	97,318
Inventory	8,642	3,752	—	—	—	12,394
Prepaid expenses and other	16,945	8,301	10	—	—	25,256

Total current assets	154,056	79,138	60,511	60,846	—	354,551

PROPERTY, PLANT AND EQUIPMENT, net	331,434	205,200	—	—	—	536,634

OTHER ASSETS:
Net intercompany (payable) receivable	(71,353)	7,059	(59,780)	138,236	(14,162)	—
Restricted assets	4,171	—	—	—	—	4,171
Wireless license acquisition costs	1,076,083	669,169	9,676	4,423	—	1,759,351
Goodwill	31,784	570,525	—	1,142	—	603,451
Deferred financing costs, net	14,611	18,044	—	18,714	—	51,369
Other intangibles, net	19,127	75,253	—	—	—	94,380
Assets of discontinued operations	70,043	—	—	—	—	70,043
Other non-current assets	4,378	620	—	1,561,364	(1,561,372)	4,990

Total other assets	1,148,844	1,340,670	(50,104)	1,723,879	(1,575,534)	2,587,755

Total assets	$1,634,334	$1,625,008	$10,407	$1,784,725	$(1,575,534)	$3,478,940

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$86,506	$17,934	$—	$—	$—	$104,440
Accrued expenses	20,090	10,865	—	170	—	31,125
Accrued interest payable	2,773	39,557	14,162	31,777	(14,162)	74,107
Deferred revenue and customer deposits	14,414	12,526	—	7	—	26,947
Current portion of credit facility and notes	5,500	—	—	—	—	5,500
Accrued dividends payable	—	—	—	8,604	—	8,604
Current portion of obligations under capital leases	782	—	—	—	—	782

Total current liabilities	130,065	80,882	14,162	40,558	(14,162)	251,505

OTHER LIABILITIES:
Credit facility and notes, net of current portion	548,370	912,851	—	948,463	—	2,409,684
Deferred tax liabilities	136,691	169,162	835	97,089	(117,929)	285,848
Mandatorily redeemable preferred stock, net	—	—	—	253,260	—	253,260
Other non-current liabilities	6,495	6,814	—	—	—	13,309
Liabilities of discontinued operations	29,253	—	—	—	—	29,253
SERIES F CONVERTIBLE PREFERRED STOCK	—	—	—	122,536	—	122,536
STOCKHOLDERS’ EQUITY (DEFICIT):
Total stockholders’ equity (deficit)	783,460	455,299	(4,590)	322,819	(1,443,443)	113,545

Total liabilities and stockholders’ equity (deficit)	$1,634,334	$1,625,008	$10,407	$1,784,725	$(1,575,534)	$3,478,940

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
OPERATING REVENUE:
Service revenue	$444,288	$327,322	$—	$—	$—	$771,610
Roaming revenue	120,284	87,870	—	—	—	208,154
Equipment and other revenue	32,485	18,183	—	—	(6,950)	43,718

Total operating revenue	597,057	433,375	—	—	(6,950)	1,023,482

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	156,799	99,230	—	—	(721)	255,308
Cost of equipment	63,866	45,102	—	—	—	108,968
Marketing and selling	71,926	56,765	—	—	—	128,691
General and administrative	96,697	89,038	19	—	(6,229)	179,525
Depreciation and amortization	109,508	83,310	—	—	—	192,818

Total operating expenses	498,796	373,445	19	—	(6,950)	865,310

OPERATING INCOME (LOSS)	98,261	59,930	(19)	—	—	158,172

OTHER (EXPENSE) INCOME:
Interest expense	(103,352)	(94,796)	(1,137)	(86,384)	66,011	(219,658)
(Loss) gain from extinguishment of debt	(14,549)	—	—	54,950	—	40,401
Gain on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	6,478	—	6,478
Dividends on mandatorily redeemable preferred stock	—	—	—	(32,075)	—	(32,075)
Other income (expense), net	5,829	(2,440)	714	65,029	(66,011)	3,121

(LOSS) INCOME BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	(13,811)	(37,306)	(442)	7,998	—	(43,561)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(4,867)	—	—	—	—	(4,867)

(LOSS) INCOME BEFORE INCOME TAXES	(18,678)	(37,306)	(442)	7,998	—	(48,428)
Income tax (expense) benefit	(66,325)	11,605	168	168,845	(117,928)	(3,635)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(85,003)	(25,701)	(274)	176,843	(117,928)	(52,063)
Income from discontinued operations, net of income tax expense	443	—	—	—	—	443

NET (LOSS) INCOME	(84,560)	(25,701)	(274)	176,843	(117,928)	(51,620)
Dividends on preferred stock	—	—	—	(8,178)	—	(8,178)
Dividend to parent	(878,104)	—	—	878,104	—	—

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(962,664)	$(25,701)	$(274)	$1,046,769	$(117,928)	$(59,798)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2003

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
OPERATING REVENUE:
Service revenue	$388,858	$117,002	$—	$—	$—	$505,860
Roaming revenue	161,251	39,948	—	—	—	201,199
Equipment and other revenue	25,320	5,673	—	—	(2,298)	28,695

Total operating revenue	575,429	162,623	—	—	(2,298)	735,754

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	138,564	35,460	—	—	(588)	173,436
Cost of equipment	41,508	15,104	—	—	—	56,612
Marketing and selling	58,530	21,017	—	—	—	79,547
General and administrative	76,588	31,210	20	—	(1,710)	106,108
Depreciation and amortization	90,777	28,647	—	—	—	119,424

Total operating expenses	405,967	131,438	20	—	(2,298)	535,127

OPERATING INCOME (LOSS)	169,462	31,185	(20)	—	—	200,627

OTHER (EXPENSE) INCOME:
Interest expense	(53,735)	(37,773)	(4,563)	(49,375)	7,298	(138,148)
Loss from extinguishment of debt	(52,277)	—	—	—	—	(52,277)
Loss from redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(26,777)	—	(26,777)
Dividends on mandatorily redeemable preferred stock	—	—	—	(30,568)	—	(30,568)
Dividend from Dobson Cellular	—	—	—	295,438	(295,438)	—
Dividend from American Cellular	—	—	—	14,900	(14,900)	—
Other income (expense), net	6,309	(426)	1,257	3,987	(7,298)	3,829

INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	69,759	(7,014)	(3,326)	207,605	(310,338)	(43,314)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(6,541)	—	—	—	—	(6,541)

INCOME (LOSS) BEFORE INCOME TAXES	63,218	(7,014)	(3,326)	207,605	(310,338)	(49,855)
Income tax (expense) benefit	(22,023)	2,665	1,264	(100,680)	117,929	(845)

INCOME (LOSS) FROM CONTINUING OPERATIONS	41,195	(4,349)	(2,062)	106,925	(192,409)	(50,700)
Income from discontinued operations and disposal of discontinued operations, net of income tax expense	26,731	—	—	—	—	26,731

NET INCOME (LOSS)	67,926	(4,349)	(2,062)	106,925	(192,409)	(23,969)
Dividends on preferred stock	—	—	—	(43,300)	—	(43,300)
Gain on redemption and repurchase of preferred stock	—	—	—	218,310	—	218,310

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$67,926	$(4,349)	$(2,062)	$281,935	$(192,409)	$151,041

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
OPERATING REVENUE:
Service revenue	$322,825	$—	$—	$291	$—	$323,116
Roaming revenue	176,150	—	—	—	—	176,150
Equipment and other revenue	17,504	—	—	—	—	17,504

Total operating revenue	516,479	—	—	291	—	516,770

OPERATING EXPENSES:
Cost of service (exclusive of depreciation and amortization shown separately below)	138,240	—	—	—	—	138,240
Cost of equipment	40,331	—	—	—	—	40,331
Marketing and selling	61,581	—	—	—	—	61,581
General and administrative	65,741	—	10	722	—	66,473
Depreciation and amortization	75,181	—	—	—	—	75,181

Total operating expenses	381,074	—	10	722	—	381,806

OPERATING INCOME (LOSS)	135,405	—	(10)	(431)	—	134,964

OTHER (EXPENSE) INCOME:
Interest expense	(78,113)	—	(9,600)	(20,618)	—	(108,331)
Gain from extinguishment of debt	2,202	—	—	—	—	2,202
Loss from investment in joint venture	—	—	—	(184,381)	—	(184,381)
Other income (expense), net	11,749	—	2,897	(16,282)	—	(1,636)

INCOME (LOSS) BEFORE MINORITY INTERESTS IN INCOME OF SUBSIDIARIES AND INCOME TAXES	71,243	—	(6,713)	(221,712)	—	(157,182)
MINORITY INTERESTS IN INCOME OF SUBSIDIARIES	(6,521)	—	—	—	—	(6,521)

INCOME (LOSS) BEFORE INCOME TAXES	64,722	—	(6,713)	(221,712)	—	(163,703)
Income tax (expense) benefit	(24,594)	—	2,551	74,220	—	52,177

INCOME (LOSS) FROM CONTINUING OPERATIONS	40,128	—	(4,162)	(147,492)	—	(111,526)
Income from discontinued operations and disposal of discontinued operations, net of income tax expense	24,454	—	—	—	—	24,454
Loss from discontinued operations from investment in joint venture	—	—	—	(327)	—	(327)
Gain on discontinued operations	88,315	—	—	—	—	88,315
Gain on discontinued operations from investment in joint venture	—	—	—	6,736	—	6,736

INCOME (LOSS) BEFORE CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE	152,897	—	(4,162)	(141,083)	—	7,652
Loss from cumulative change in accounting principle	(33,294)	—	—	—	—	(33,294)
Loss from cumulative change in accounting principle from investment in joint venture	—	—	—	(140,820)	—	(140,820)

NET INCOME (LOSS)	119,603	—	(4,162)	(281,903)	—	(166,462)
Dividends on preferred stock	—	—	—	(94,451)	—	(94,451)
Gain on redemption and repurchases of preferred stock	—	—	—	67,837	—	67,837

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$119,603	$—	$(4,162)	$(308,517)	$—	$(193,076)

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
(Loss) income from continuing operations	$(85,003)	$(25,701)	$(274)	$176,843	$(117,928)	$(52,063)
Adjustments to reconcile (loss) income from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —
Depreciation and amortization	109,508	83,310	—	—	—	192,818
Amortization of bond discounts and financing costs	2,164	3,281	—	2,357	—	7,802
Deferred income tax benefit (expense)	65,646	(12,030)	(168)	(168,845)	117,928	2,531
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	13,728	—	13,728
Gain on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(6,478)	—	(6,478)
Non-cash portion of loss from extinguishment of debt	14,207	—	—	4,345	—	18,552
Cash used in operating activities of discontinued operations	(815)	—	—	—	—	(815)
Minority interests in income of subsidiaries	4,867	—	—	—	—	4,867
Other operating activities	184	(112)	—	—	—	72
Changes in current assets and liabilities —
Accounts receivable	3,417	(4,997)	—	—	—	(1,580)
Inventory	(1,373)	(1,402)	—	—	—	(2,775)
Prepaid expenses and other	(24)	(268)	—	—	—	(292)
Accounts payable	(18,110)	(7,636)	—	—	—	(25,746)
Accrued expenses	3,095	946	(14,162)	7,926	—	(2,195)
Deferred revenue and customer deposits	1,442	499	—	(7)	—	1,934

Net cash provided by (used in) operating activities	99,205	35,890	(14,604)	29,869	—	150,360

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(102,680)	(39,369)	—	—	—	(142,049)
Purchase of wireless licenses and properties	(61,094)	—	—	—	—	(61,094)
Receipt of funds held in escrow for contingencies on sold assets	7,185	4,169	—	—	—	11,354
(Increase) decrease in receivable-affiliates	(52,991)	13,254	(62,894)	102,631	—	—
Cash received from exchange of assets	21,978	—	—	—	—	21,978
Purchases of marketable securities	(40,000)	—	(25,000)	—	—	(65,000)
Sales of marketable securities	1,000	—	81,700	—	—	82,700
Other investing activities	84	140	—	(7)	—	217

Net cash (used in) provided by investing activities	(226,518)	(21,806)	(6,194)	102,624	—	(151,894)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit facility and notes	899,000	—	—	—	—	899,000
Repayments and purchases of credit facility and notes	(753,208)	—	—	(106,001)	—	(859,209)
Distributions to minority interest holders	(5,755)	—	—	—	—	(5,755)
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(17,376)	—	(17,376)
Preferred stock dividends paid	—	—	—	(3,676)	—	(3,676)
Purchase of restricted investment	(5,860)	—	—	—	—	(5,860)
Deferred financing costs	(16,524)	(100)	—	(228)	—	(16,852)
Investment in subsidiary	(2,300)	—	—	2,300	—	—
Capital contribution from parent	—	—	65,300	(65,300)	—	—
Other financing activities	—	—	—	(393)	—	(393)

Net cash provided by (used in) financing activities	115,353	(100)	65,300	(190,674)	—	(10,121)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,960)	13,984	44,502	(58,181)	—	(11,655)
CASH AND CASH EQUIVALENTS, beginning of period	59,387	27,505	3,801	60,846	—	151,539

CASH AND CASH EQUIVALENTS, end of period	$47,427	$41,489	$48,303	$2,665	$—	$139,884

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2003

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$41,195	$(4,349)	$(2,062)	$106,925	$(192,409)	$(50,700)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —
Depreciation and amortization	90,777	28,647	—	—	—	119,424
Amortization of bond discounts and financing costs	6,379	1,075	—	1,433	—	8,887
Deferred income tax (expense) benefit	(54,897)	(2,363)	(1,264)	(118,421)	180,578	3,633
Non-cash mandatorily redeemable preferred stock dividends	—	—	—	7,174	—	7,174
Loss on redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	26,777	—	26,777
Other operating activities	244	1	—	—	—	245
Non-cash portion of loss from extinguishment of debt	52,277	—	—	—	—	52,277
Cash provided by operating activities of discontinued operations	26,796	—	—	—	—	26,796
Minority interests in income of subsidiaries	6,541	—	—	—	—	6,541
Changes in current assets and liabilities —
Accounts receivable	5,847	11,003	—	—	—	16,850
Inventory	(2,861)	(343)	—	—	—	(3,204)
Prepaid expenses and other	(1,838)	864	—	—	—	(974)
Accounts payable	26,138	(6,112)	—	—	—	20,026
Accrued expenses	(8,804)	18,761	4,562	8,755	—	23,274
Deferred revenue and customer deposits	1,487	1,275	—	—	—	2,762

Net cash provided by (used in) operating activities	189,281	48,459	1,236	32,643	(11,831)	259,788

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(122,511)	(41,410)	—	—	—	(163,921)
Purchase of wireless licenses and properties	(123)	—	(7,659)	(49,877)	—	(57,659)
Cash acquired through acquisition of American Cellular Corporation	—	35,819	—	—	—	35,819
Receipt of funds held in escrow for contingencies on sold assets	7,094	—	—	—	—	7,094
Decrease (increase) in receivable-affiliates	35,875	(17,422)	(85,955)	(23,507)	81,831	(9,178)
Cash used in investing activities from discontinued operations	(4,966)	—	—	—	—	(4,966)
Purchases of marketable securities	(45,000)	—	—	—	—	(45,000)
Sales of marketable securities	70,900	—	34,450	—	—	105,350
Other investing activities	17,264	—	(59)	(3,739)	—	13,466

Net cash (used in) provided by investing activities	(41,467)	(23,013)	(59,223)	(77,123)	81,831	(118,995)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit facility and notes	620,000	900,000	—	650,000	(70,000)	2,100,000
Repayments of credit facility and notes	(997,225)	(864,294)	—	11,500	—	(1,850,019)
Distributions to minority interest holders	(8,040)	—	—	—	—	(8,040)
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(347,588)	—	(347,588)
Preferred stock dividends paid	—	—	—	(12,008)	—	(12,008)
Capital contribution from parent	527,000	—	—	(527,000)	—	—
Dividend to parent	(295,438)	(14,900)	—	310,338	—	—
Deferred financing costs	(15,082)	(18,831)	—	(13,192)	—	(47,105)
Issuance of common stock	—	—	—	903	—	903
Other financing activities	(4,970)	84	—	4,486	—	(400)

Net cash (used in) provided by financing activities	(173,755)	2,059	—	77,439	(70,000)	(164,257)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(25,941)	27,505	(57,987)	32,959	—	(23,464)
CASH AND CASH EQUIVALENTS, beginning of period	85,328	—	61,788	27,887	—	175,003

CASH AND CASH EQUIVALENTS, end of period	$59,387	$27,505	$3,801	$60,846	$—	$151,539

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year Ended December 31, 2002

	Dobson	American
	Cellular	Cellular	DCC PCS	Parent	Eliminations	Consolidated

	($ In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$40,128	$—	$(4,162)	$(147,492)	$—	$(111,526)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities, net of effects of acquisitions —
Depreciation and amortization	75,181	—	—	—	—	75,181
Amortization of bond discounts and financing costs	8,330	—	—	2,602	—	10,932
Deferred income tax benefit (expense)	29,057	—	1,097	(65,686)	—	(35,532)
Non-cash portion of gain from extinguishment of debt	—	—	—	(2,202)	—	(2,202)
Cash provided by operating activities of discontinued operations	25,439	—	—	—	—	25,439
Minority interests in income of subsidiaries	6,521	—	—	—	—	6,521
Loss from investment in joint venture	—	—	—	184,381	—	184,381
Other operating activities	1,287	—	—	(2,262)	—	(975)
Changes in current assets and liabilities —
Accounts receivable	19,120	—	—	19,065	—	38,185
Inventory	15,250	—	—	—	—	15,250
Prepaid expenses and other	1,187	—	(10)	101	—	1,278
Accounts payable	(18,003)	—	—	—	—	(18,003)
Accrued expenses	(2,558)	—	9,598	(8,824)	—	(1,784)
Deferred revenue and customer deposits	326	—	—	—	—	326

Net cash provided by (used in) operating activities	201,265	—	6,523	(20,317)	—	187,471

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(72,878)	—	—	—	—	(72,878)
Refund of deposit for FCC auction	—	—	107,300	—	—	107,300
Decrease (increase) in receivable-affiliates	1,123	—	(104,614)	103,975	—	484
Net proceeds from sale of discontinued assets	336,043	—	—	—	—	336,043
Proceeds from sale of property, plant and equipment	3,545	—	—	—	—	3,545
Cash used in investing activities from discontinued operations	(11,264)	—	—	—	—	(11,264)
Purchases of marketable securities	(25,900)	—	(50,300)	—	—	(76,200)
Sales of marketable securities	—	—	—	—	—	—
Other investing activities	(18,493)	—	(52)	(106)	—	(18,651)

Net cash provided by (used in) investing activities	212,176	—	(47,666)	103,869	—	268,379

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit facility and notes	389,500	—	—	—	—	389,500
Repayments and repurchases of credit facility and notes	(725,567)	—	(40)	(9,183)	—	(734,790)
Distributions to minority interest holders	(6,549)	—	—	—	—	(6,549)
Redemption and repurchases of mandatorily redeemable preferred stock	—	—	—	(38,691)	—	(38,691)
Purchase of common stock	—	—	—	(7,797)	—	(7,797)
Deferred financing costs	(21)	—	—	(169)	—	(190)
Other financing activities	93	—	—	(1,526)	—	(1,433)

Net cash used in financing activities	(342,544)	—	(40)	(57,366)	—	(399,950)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	70,897	—	(41,183)	26,186	—	55,900
CASH AND CASH EQUIVALENTS, beginning of period	14,431	—	102,971	1,701	—	119,103

CASH AND CASH EQUIVALENTS, end of period	$85,328	$—	$61,788	$27,887	$—	$175,003

DOBSON COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
15.     SUBSEQUENT EVENT
      In March 2005, the Company announced an agreement to sell and leaseback 563 of its cellular towers with GTP for $87.5 million. Subject to customary closing conditions, the transaction is expected to close sometime later in 2005.

Supplementary Data
Selected Quarterly Financial Data (unaudited)
Dobson Communications Corporation

		Quarter Ended

		March 31,	June 30,	September 30,	December 31,

	($ In thousands except per share data)
Operating revenue	2004	$233,791	$252,363	$272,400	$264,928
	2003	$128,892	$143,477	$213,070	$250,315
Operating income	2004	$37,685	$39,044	$45,693	$35,750
	2003	$40,160	$49,211	$62,655	$48,601
Income (loss) before cumulative effect of change in accounting principle	2004	$(14,682)	$(14,047)	$(11,008)	$(11,883)
	2003	$15,046	$49,677	$(20,314)	$(68,378)
Basic income (loss) before cumulative effect of change in accounting principle per common share	2004	$(0.11)	$(0.11)	$(0.08)	$(0.09)
	2003	$0.17	$0.55	$(0.18)	$(0.51)
Diluted income (loss) before cumulative effect of change in accounting principle per common share	2004	$(0.11)	$(0.11)	$(0.08)	$(0.09)
	2003	$0.16	$0.53	$(0.18)	$(0.51)
Net income (loss)	2004	$(14,682)	$(14,047)	$(11,008)	$(11,883)
	2003	$15,046	$49,677	$(20,314)	$(68,378)
Basic net income (loss) per common share	2004	$(0.11)	$(0.11)	$(0.08)	$(0.09)
	2003	$0.17	$0.55	$(0.18)	$(0.51)
Diluted net income (loss) per common share	2004	$(0.11)	$(0.11)	$(0.08)	$(0.09)
	2003	$0.16	$0.53	$(0.18)	$(0.51)
Net income (loss) applicable to common stockholders	2004	$(16,541)	$(15,906)	$(13,480)	$(13,871)
	2003	$18,131	$224,359	$(21,192)	$(70,257)
Basic net income (loss) applicable to common stockholders per common share	2004	$(0.12)	$(0.12)	$(0.10)	$(0.10)
	2003	$0.20	$2.49	$(0.19)	$(0.53)
Diluted net income (loss) applicable to common stockholders per common share	2004	$(0.12)	$(0.12)	$(0.10)	$(0.10)
	2003	$0.20	$2.43	$(0.19)	$(0.53)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      As permitted by the Oklahoma General Corporation Act under which the registrant is incorporated, the registrant’s amended and restated certificate of incorporation provides for indemnification of each of the registrant’s officers and directors against (a) expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding brought by reason of his being or having been a director, officer, employee or agent of the registrant, or of any other corporation, partnership, joint venture, or other enterprise at the request of the registrant, other than an action by or in the right of the registrant, provided that he acted in good faith and in a manner he reasonably believed to be in the best interest of the registrant, and with respect to any criminal action, he had no reasonable cause to believe that his conduct was unlawful and (b) expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the registrant brought by reason of his being or having been a director, officer, employee or agent of the registrant, or any other corporation, partnership, joint venture, or other enterprise at the request of the registrant, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the registrant; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the registrant, unless and only to the extent that the court in which such action or suit was decided has determined that the person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper. The registrant’s amended and restated bylaws provide for similar indemnification. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933, as amended.
      The registrant has entered into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, the registrant will pay on behalf of the directors and executive officers and their executors, administrators and heirs, any amount which they are or become legally obligated to pay because of:

(a) any claim threatened or made against them by any person because of any act, omission, neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which they commit or suffer while acting in their capacity as the registrant’s director or officer, or the director or officer of its affiliates; or

(b) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were the registrant’s, or are or were its affiliate’s, director, officer, employee or agent, or are or were serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
      The registrant’s indemnity obligations may include payments for damages, charges, judgments, fines, penalties, settlements and court costs, costs of investigation and costs of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedes, bail, surety or other bonds.
      The registrant’s directors and officers are also insured against claims arising out of the performance of their duties in such capacities.

Item 21.	Exhibits
      The exhibits filed as a part of this registration statement are listed on the Exhibit Index.

Exhibit			Method of
Numbers		Description	Filing

2.1		Purchase Agreement dated July 25, 2003 for ACC Escrow Corp. and American Cellular Corporation $900,000,000 10% Series A Senior Notes due 2011	(16)[2.3]

2.2		Purchase Agreement dated September 12, 2003 for Dobson Communications Corporation $650,000,000 8 7/8% Senior Notes due 2013	(19)[2.4]

2.3		Agreement and Plan of Merger of ACC Escrow Corp. and American Cellular Corporation	(19)[2.5]

3.1		Registrant’s Amended and Restated Certificate of Incorporation	(5)[3.1]

3	.1.1	Registrant’s Certificate of Retirement of Preferred Stock dated January 7, 2003	(14)[3.1.1]

3	.1.2	Registrant’s Certificate of Retirement of Preferred Stock dated February 4, 2003	(14)[3.1.2]

3	.1.3	Registrant’s Certificate of Amendment of Certificate of Incorporation	(19)[3.1.3]

3	.1.4	Registrant’s Certificate of Retirement of Preferred Stock dated November 20, 2003	(20)[3.1.4]

3	.1.5	Registrant’s Certificate of Retirement of Preferred Stock dated December 31, 2003	(20)[3.1.5]

3	.1.6	Registrant’s Certificate of Retirement of Preferred Stock dated July 15, 2004	(24)[3.1.6]

3	.1.7	Registrant’s Certificate of Retirement of Preferred Stock dated September 1, 2004	(25)[3.1.7]

3	.1.8	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 12.25% Senior Exchangeable Preferred Stock	(2)[3.9]

3	.1.9	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 13% Senior Exchangeable Preferred Stock	(26)[3.8]

3.2		Registrant’s Amended and Restated By-laws	(22)[3]

4.1		Form of Common Stock Certificate	(5)[4.16]

4.2		Indenture dated June 22, 2000 by the Registrant and United States Trust Company of New York, as Trustee	(6)[4]

4	.2.1	Supplemental Indenture dated November 5, 2004 to Indenture dated June 22, 2000 by the Registrant and United States Trust Company of New York, as Trustee	(29)[4.1]

4.3		Senior Debt Indenture dated as of July 18, 2001, between the Registrant and The Bank of New York, as Trustee	(8)[4.2]

4	.4.1	Subordinated Debt Indenture dated as of July 18, 2001 between the Registrant and The Bank of New York, as Trustee	(8)[4.3]

4	.4.2	Certificate of Trust for Dobson Financing Trust	(8)[4.4]

4.5		Declaration of Trust for Dobson Financing Trust	(8)[4.5]

4.6		Form of Certificate of Designation of the Powers, Preferences and Relative, Optional and Other Special Rights of the Registrant’s Series F Convertible Preferred Stock	(16)[4.12]

4	.6.1	Certificate of Correction of Certificate of Designation of Series F Convertible Preferred Stock	(16)[4.12.1]

4.7		Indenture dated August 8, 2003 between ACC Escrow Corp. and Bank of Oklahoma, National Association, as Trustee	(16)[4.13]

4	.7.1	First Supplemental Indenture dated August 19, 2003 between American Cellular Corporation, certain Guarantors and Bank of Oklahoma, National Association, as Trustee	(16)[4.13.1]

4.8		Indenture dated March 14, 2001 between American Cellular Corporation and United States Trust Company of New York	(28)[4.2]

Exhibit			Method of
Numbers		Description	Filing

4	.8.1	First Supplemental Indenture dated August 19, 2003 with reference to Indenture dated March 14, 2001, between American Cellular Corporation, ACC Acquisition LLC, Subsidiary Guarantors and Bank of Oklahoma, related to the issuance by American Cellular Corporation of its 9 1/2% Subordinated Notes due 2009	(16)[4.14]
4.9		8 7/8% Senior Note Indenture dated as of September 26, 2003 by Dobson Communications Corporation and Bank of Oklahoma, National Association, as Trustee	(17)[4.14]
4	.9.1	Supplemental Indenture dated November 5, 2004 to 8 7/8% Senior Note Indenture dated as of September 26, 2003 by Dobson Communications Corporation and Bank of Oklahoma, National Association, as Trustee	(29)[4.2]
4.10		Indenture for 8 3/8% First Priority Senior Secured Notes due 2011 and First Priority Senior Floating Rate Notes, dated November 8, 2004, by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson operating Co. LLC, DOC Lease Co., LLC and Bank of Oklahoma, National Association	(27)[4.14]
4.11		Indenture for 9 7/8% Second Priority Senior Secured Notes due 2012, dated November 8 2004, by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co. LLC, DOC Lease Co., LLC and BNY Midwest Trust Company	(27)[4.15]
4.12		Intercreditor Agreement dated November 8, 2004	(27)[4.16]
4.13		Form of Exchange Notes	(31)
5.1		Opinion of Mayer, Brown, Rowe & Maw LLP	(32)
8.1		Opinion of Mayer, Brown, Rowe & Maw LLP	(32)
10.1		Registrant’s 2002 Employee Stock Purchase Plan	(10)[10.1]
10	.1.1*	Registrant’s 1996 Stock Option Plan, as amended	(3)[10.1.1]
10	.1.2*	2000-1 Amendment to the DCC 1996 Stock Option Plan	(5)[10.1.3]
10	.1.3*	Dobson Communications Corporation 2000 Stock Incentive Plan	(5)[10.1.4]
10	.2*	Registrant’s 2002 Stock Incentive Plan	(10)[10.2]
10	.3.1*	Letter dated June 3, 1996 from Registrant to Bruce R. Knooihuizen describing employment arrangement	(4)[10.3.2]
10	.3.2*	Letter dated October 15, 1996 from Fleet Equity Partners to Justin L. Jaschke regarding director compensation	(4)[10.3.3]
10	.3.3*	Letter dated October 28, 1997 from Registrant to R. Thomas Morgan describing employment arrangement	(1)[10.3.5]
10	.3.4*	Letter dated August 25, 1998 from Registrant to Richard D. Sewell, Jr. describing employment arrangement	(3)[10.3.6]
10	.3.5*	Employment Agreement, dated November 1, 2004 between Registrant and Bruce R. Knooihuizen	(27)[10.3.6]
10	.3.6*	Employment Agreement, dated November 1, 2004 between Registrant and Timothy J. Duffy	(27)[10.3.7]
10	.3.7*	Form of Retention Agreement	(27)[10.3.8]
10	.3.8*	Employment Agreement, dated April 1, 2005 between Dobson Communications and Steven Dussek	(32)[10.1]
10	.4†	Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated as of November 16, 2001	(9)[10.6]
10	.4.1†	Amendment No. 1 to the Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated August 5, 2002	(11)[10.6.1]
10	.4.2†	Amendment No. 2 to the Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated June 9, 2004	(25)[10.5.2]
10.5		Stockholder and Investor Rights Agreement dated January 31, 2000 among the Registrant and the Stockholders listed therein (without exhibits)	(5)[10.7.2.3]

Exhibit			Method of
Numbers		Description	Filing

10	.5.1	Amendment No. 1 to Stockholder and Investor rights Agreement among AT&T Wireless Services, Inc., the Registrant, and certain other parties	(7)[10.4]

10	.6*	Form of Dobson Communications Corporation Director Indemnification Agreement	(5)[10.9]

10.7		Management Agreement between Dobson Cellular Systems, Inc. and American Cellular Corporation effective as of August 19, 2003	(16)[10.14.1]

10	.8†	InterCarrier Multi-Standard Roaming Agreement effective as of January 25, 2002 between Cingular Wireless, LLC, and its affiliates, and Dobson Cellular Systems, Inc., and its affiliates	(9)[10.23]

10.9		Master Services Agreement between Dobson Cellular Systems, Inc. and Convergys Information Management Group Inc. dated December 1, 2002	(12)[10.24]

10.10		Asset Exchange Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13)[10.1]

10.11		Transition Services Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13)[10.2]

10.12		Master Lease Agreement dated as of December 23, 2002 between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13)[10.3]

10	.13†	Roaming Agreement for GSM/ GPRS between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003	(15)[10.28]

10	.14†	GSM/ GPRS Operating Agreement between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003, as amended	(15)[10.29]

10	.15†	Roaming Agreement for GSM/ GPRS between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(15)[10.30]

10	.16†	GSM/ GPRS Operating Agreement between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(15)[10.31]

10	.17†	Second Amended and Restated TDMA Operating Agreement between AT&T Wireless Services, Inc. on behalf of itself and its affiliates and ACC Acquisition LLC, on behalf of itself, American Cellular Corporation and their respective affiliates dated July 11, 2003	(15)[10.32]

10.18		Tax Allocation Agreement dated August 19, 2003, between Dobson Communications Corporation and American Cellular Corporation	(16)[10.33]

10.19		Registration Rights Agreement dated as of August 8, 2003 by and between ACC Escrow Corp. as Issuer, American Cellular Corporation, certain Guarantors listed on Schedule A and Bear, Stearns & Co., Inc. and Morgan Stanley & Co. Incorporated, as Initial Purchasers	(16)[10.34]

10.20		Registration Rights Agreement dated August 19, 2003 between Dobson Communications Corporation and holders of Class A Common Stock and Series F Convertible Preferred Stock	(16)[10.35]

10.21		Registration Rights Agreement between Dobson Communications Corporation and Bank of America, N.A. dated as of March 15, 2002	(16)[10.36]

10.22		Registration Rights Agreement dated September 26, 2003 among Dobson Communications Corporation, Lehman Brothers, Inc., Morgan Stanley & Co., Incorporated, and Bear, Stearns & Co., Inc.	(17)[10.37]

10.23		Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(18)[10.38]

10	.23.1	Amendment No. 1 dated March 9, 2004, to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(21)[4]

Exhibit			Method of
Numbers		Description	Filing

10	.23.2	Amendment No. 2 dated May 7, 2004, to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(23)[10.32.2]

10	.23.3	Amendment No. 3 dated November 8, 2004 to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(27)[10.32.3]

10.24		Guarantee and Collateral Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(18)[10.39]

10.25		Escrow Agreement dated August 8, 2003 by and between ACC Escrow Corp. and Bank of Oklahoma, National Association, as trustee and escrow agent	(19)[10.40]

10.26		Registration Rights Agreement dated as of September 26, 2003 by and among Dobson Communications Corporation, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.	(19)[10.41]

10.27		Registration Rights Agreement dated as of November 8, 2004 by and among Dobson Cellular Systems, Inc,. Dobson Communications Corporation, Dobson Operating Co. LLC, DOC Lease Co., LLC and Morgan Stanley & Co. Incorporated	(27)[10.35]

12		Computation of Ratio of Earnings to Fixed Charges	(32)

21		Subsidiaries	(30)[21]

23.1		Consent of Independent Registered Public Accounting Firm	(32)

24.1		Powers of Attorney	(34)

25.1		Statement of Eligibility and Qualification of the Trustees on Form T-1 from BNY Midwest Trust Company	(32)

25.2		Statement of Eligibility and Qualification of the Trustee on Form T-1 from Bank of Oklahoma, National Association	(32)

99.1		Form of Letter of Transmittal	(32)

99.2		Form of Notice of Guaranteed Delivery	(32)
99.3		Form of Letter to Brokers, Dealers and Other Nominees	(32)
99.4		Form of Letter to Clients	(32)
99.5		Form of Exchange Agent Agreement	(35)

*	Management contract or compensatory plan or arrangement.

†	Confidential treatment has been requested for a portion of this document.

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997 as the exhibit number indicated in brackets and incorporated by reference herein.

(2)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on January 7, 1999, as the exhibit number indicated in brackets and incorporated by reference herein.

(3)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-71633), as the exhibit number indicated in brackets and incorporated by reference herein.

(4)	Filed as an exhibit to the Registrant’s Registration Statement of Form S-4 (Registration No. 333-23769), as the exhibit number indicated in brackets and incorporated by reference herein.

(5)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-90759), as the exhibit number indicated in brackets and incorporated by reference herein.

(6)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on July 6, 2000, as the exhibit number indicated in brackets and incorporated by reference herein.

(7)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K/ A on February 22, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(8)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-64916), as the exhibit number indicated in brackets and incorporated by reference herein.

(9)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(10)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on June 14, 2002 as the exhibit number indicated in brackets and incorporated by reference herein.

(11)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 20, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(12)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on December 12, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(13)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on January 8, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(14)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(15)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on July 28, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(16)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on September 18, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(17)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on October 2, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(18)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on October 29, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(19)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-110380) as the exhibit number indicated in brackets and incorporated by reference herein.

(20)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(21)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on March 22, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(22)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on April 8, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(23)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(24)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(25)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(26)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-80961) as the exhibit number indicated in brackets and incorporated by reference herein.

(27)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-122089) as the exhibit number indicated in brackets and incorporated by reference herein.

(28)	Filed as an exhibit to American Cellular Corporation’s Registration Statement on Form S-4 (Registration No. 333-59322) as the exhibit number indicated in brackets and incorporated by reference herein.

(29)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on November 5, 2004 as the exhibit number indicated in brackets and incorporated by reference herein.

(30)	Filed as an Exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(31)	Included in Exhibit 4.10 and 4.11

(32)	Filed herewith.

(33)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on April 1, 2005, as the exhibit number indicated in brackets and incorporated by reference herein.

(34)	Included in the signature pages of this Registration Statement.

(35)	To be filed by Amendment.

Item 22.	Undertakings
      The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(b) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.
      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on April 29, 2005.

DOBSON COMMUNICATIONS CORPORATION
DOBSON CELLULAR SYSTEMS, INC.

By:	/s/ BRUCE R. KNOOIHUIZEN

Name: Bruce R. Knooihuizen

Title:	Executive Vice President and

Chief Financial Officer
POWER OF ATTORNEY
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each Everett R. Dobson, Bruce R. Knooihuizen and Ronald L. Ripley, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on April 29, 2005.

Name	Title

/s/ STEVEN P. DUSSEK Steven P. Dussek	Chief Executive Officer and President

/s/ BRUCE R. KNOOIHUIZEN Bruce R. Knooihuizen	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ TRENT LEFORCE Trent LeForce	Controller and Assistant Secretary (Principal Financial Officer)

/s/ EVERETT R. DOBSON Everett R. Dobson	Chairman of the Board of Directors and Principal Executive Officer

/s/ STEPHEN T. DOBSON Stephen T. Dobson	Director

/s/ MARK S. FEIGHNER Mark S. Feighner	Director

Name	Title

/s/ FRED J. HALL Fred J. Hall	Director

/s/ JUSTIN L. JASCHKE Justin L. Jaschke	Director

/s/ ALBERT H. PHARIS, JR. Albert H. Pharis, Jr.	Director

/s/ ROBERT A. SCHRIESHEIM Robert A. Schriesheim	Director

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on April 29, 2005.

DOBSON OPERATING CO., LLC
DOC LEASE CO., LLC

By:	/s/ BRUCE R. KNOOIHUIZEN

Name: Bruce R. Knooihuizen

Title:	Co-Manager
POWER OF ATTORNEY
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each Everett R. Dobson, Bruce R. Knooihuizen, Ronald L. Ripley and Trent LeForce, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on April 29, 2005.

Name	Title

/s/ EVERETT R. DOBSON Everett R. Dobson	Co-Manager

/s/ BRUCE R. KNOOIHUIZEN Bruce R. Knooihuizen	Co-Manager

/s/ RONALD L. RIPLEY Ronald L. Ripley	Co-Manager

/s/ TRENT LEFORCE Trent LeForce	Co-Manager

EXHIBIT INDEX

Exhibit			Method of
Numbers		Description	Filing

2.1		Purchase Agreement dated July 25, 2003 for ACC Escrow Corp. and American Cellular Corporation $900,000,000 10% Series A Senior Notes due 2011	(16)[2.3]
2.2		Purchase Agreement dated September 12, 2003 for Dobson Communications Corporation $650,000,000 8 7/8% Senior Notes due 2013	(19)[2.4]
2.3		Agreement and Plan of Merger of ACC Escrow Corp. and American Cellular Corporation	(19)[2.5]

3.1		Registrant’s Amended and Restated Certificate of Incorporation	(5)[3.1]

3	.1.1	Registrant’s Certificate of Retirement of Preferred Stock dated January 7, 2003	(14)[3.1.1]

3	.1.2	Registrant’s Certificate of Retirement of Preferred Stock dated February 4, 2003	(14)[3.1.2]

3	.1.3	Registrant’s Certificate of Amendment of Certificate of Incorporation	(19)[3.1.3]

3	.1.4	Registrant’s Certificate of Retirement of Preferred Stock dated November 20, 2003	(20)[3.1.4]

3	.1.5	Registrant’s Certificate of Retirement of Preferred Stock dated December 31, 2003	(20)[3.1.5]

3	.1.6	Registrant’s Certificate of Retirement of Preferred Stock dated July 15, 2004	(24)[3.1.6]

3	.1.7	Registrant’s Certificate of Retirement of Preferred Stock dated September 1, 2004	(25)[3.1.7]

3	.1.8	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 12.25% Senior Exchangeable Preferred Stock	(2)[3.9]

3	.1.9	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 13% Senior Exchangeable Preferred Stock	(26)[3.8]

3.2		Registrant’s Amended and Restated By-laws	(22)[3]

4.1		Form of Common Stock Certificate	(5)[4.16]

4.2		Indenture dated June 22, 2000 by the Registrant and United States Trust Company of New York, as Trustee	(6)[4]

4	.2.1	Supplemental Indenture dated November 5, 2004 to Indenture dated June 22, 2000 by the Registrant and United States Trust Company of New York, as Trustee	(29)[4.1]

4.3		Senior Debt Indenture dated as of July 18, 2001, between the Registrant and The Bank of New York, as Trustee	(8)[4.2]

4	.4.1	Subordinated Debt Indenture dated as of July 18, 2001 between the Registrant and The Bank of New York, as Trustee	(8)[4.3]

4	.4.2	Certificate of Trust for Dobson Financing Trust	(8)[4.4]

4.5		Declaration of Trust for Dobson Financing Trust	(8)[4.5]

4.6		Form of Certificate of Designation of the Powers, Preferences and Relative, Optional and Other Special Rights of the Registrant’s Series F Convertible Preferred Stock	(16)[4.12]

4	.6.1	Certificate of Correction of Certificate of Designation of Series F Convertible Preferred Stock	(16)[4.12.1]

4.7		Indenture dated August 8, 2003 between ACC Escrow Corp. and Bank of Oklahoma, National Association, as Trustee	(16)[4.13]

4	.7.1	First Supplemental Indenture dated August 19, 2003 between American Cellular Corporation, certain Guarantors and Bank of Oklahoma, National Association, as Trustee	(16)[4.13.1]

4.8		Indenture dated March 14, 2001 between American Cellular Corporation and United States Trust Company of New York	(28)[4.2]

4	.8.1	First Supplemental Indenture dated August 19, 2003 with reference to Indenture dated March 14, 2001, between American Cellular Corporation, ACC Acquisition LLC, Subsidiary Guarantors and Bank of Oklahoma, related to the issuance by American Cellular Corporation of its 9 1/2% Subordinated Notes due 2009	(16)[4.14]

Exhibit			Method of
Numbers		Description	Filing

4.9		8 7/8% Senior Note Indenture dated as of September 26, 2003 by Dobson Communications Corporation and Bank of Oklahoma, National Association, as Trustee	(17)[4.14]
4	.9.1	Supplemental Indenture dated November 5, 2004 to 8 7/8% Senior Note Indenture dated as of September 26, 2003 by Dobson Communications Corporation and Bank of Oklahoma, National Association, as Trustee	(29)[4.2]
4.10		Indenture for 8 3/8% First Priority Senior Secured Notes due 2011 and First Priority Senior Floating Rate Notes, dated November 8, 2004, by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson operating Co. LLC, DOC Lease Co., LLC and Bank of Oklahoma, National Association	(27)[4.14]
4.11		Indenture for 9 7/8% Second Priority Senior Secured Notes due 2012, dated November 8 2004, by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co. LLC, DOC Lease Co., LLC and BNY Midwest Trust Company	(27)[4.15]
4.12		Intercreditor Agreement dated November 8, 2004	(27)[4.16]
4.13		Form of Exchange Notes	(31)
5.1		Opinion of Mayer, Brown, Rowe & Maw LLP	(32)
8.1		Opinion of Mayer, Brown, Rowe & Maw LLP	(32)
10.1		Registrant’s 2002 Employee Stock Purchase Plan	(10)[10.1]
10	.1.1*	Registrant’s 1996 Stock Option Plan, as amended	(3)[10.1.1]
10	.1.2*	2000-1 Amendment to the DCC 1996 Stock Option Plan	(5)[10.1.3]
10	.1.3*	Dobson Communications Corporation 2000 Stock Incentive Plan	(5)[10.1.4]
10	.2*	Registrant’s 2002 Stock Incentive Plan	(10)[10.2]
10	.3.1*	Letter dated June 3, 1996 from Registrant to Bruce R. Knooihuizen describing employment arrangement	(4)[10.3.2]
10	.3.2*	Letter dated October 15, 1996 from Fleet Equity Partners to Justin L. Jaschke regarding director compensation	(4)[10.3.3]
10	.3.3*	Letter dated October 28, 1997 from Registrant to R. Thomas Morgan describing employment arrangement	(1)[10.3.5]
10	.3.4*	Letter dated August 25, 1998 from Registrant to Richard D. Sewell, Jr. describing employment arrangement	(3)[10.3.6]
10	.3.5*	Employment Agreement, dated November 1, 2004 between Registrant and Bruce R. Knooihuizen	(27)[10.3.6]
10	.3.6*	Employment Agreement, dated November 1, 2004 between Registrant and Timothy J. Duffy	(27)[10.3.7]
10	.3.7*	Form of Retention Agreement	(27)[10.3.8]
10	.3.8*	Employment Agreement, dated April 1, 2005 between Dobson Communications and Steven Dussek	(33)[10.1]
10	.4†	Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated as of November 16, 2001	(9)[10.6]
10	.4.1†	Amendment No. 1 to the Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated August 5, 2002	(11)[10.6.1]
10	.4.2†	Amendment No. 2 to the Purchase and License Agreement between Nortel Networks, Inc. and Dobson Communications Corporation, dated June 9, 2004	(25)[10.5.2]
10.5		Stockholder and Investor Rights Agreement dated January 31, 2000 among the Registrant and the Stockholders listed therein (without exhibits)	(5)[10.7.2.3]
10	.5.1	Amendment No. 1 to Stockholder and Investor rights Agreement among AT&T Wireless Services, Inc., the Registrant, and certain other parties	(7)[10.4]
10	.6*	Form of Dobson Communications Corporation Director Indemnification Agreement	(5)[10.9]

Exhibit			Method of
Numbers		Description	Filing

10.7		Management Agreement between Dobson Cellular Systems, Inc. and American Cellular Corporation effective as of August 19, 2003	(16)[10.14.1]

10	.8†	InterCarrier Multi-Standard Roaming Agreement effective as of January 25, 2002 between Cingular Wireless, LLC, and its affiliates, and Dobson Cellular Systems, Inc., and its affiliates	(9)[10.23]

10.9		Master Services Agreement between Dobson Cellular Systems, Inc. and Convergys Information Management Group Inc. dated December 1, 2002	(12)[10.24]

10.10		Asset Exchange Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13)[10.1]

10.11		Transition Services Agreement dated as of December 24, 2002, between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13)[10.2]

10.12		Master Lease Agreement dated as of December 23, 2002 between Dobson Cellular Systems, Inc. and AT&T Wireless Services, Inc.	(13)[10.3]

10	.13†	Roaming Agreement for GSM/ GPRS between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003	(15)[10.28]

10	.14†	GSM/ GPRS Operating Agreement between AT&T Wireless Services, Inc. and Dobson Cellular Systems, Inc. dated July 11, 2003, as amended	(15)[10.29]

10	.15†	Roaming Agreement for GSM/ GPRS between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(15)[10.30]

10	.16†	GSM/ GPRS Operating Agreement between AT&T Wireless Services, Inc. and American Cellular Corporation dated July 11, 2003	(15)[10.31]

10	.17†	Second Amended and Restated TDMA Operating Agreement between AT&T Wireless Services, Inc. on behalf of itself and its affiliates and ACC Acquisition LLC, on behalf of itself, American Cellular Corporation and their respective affiliates dated July 11, 2003	(15)[10.32]

10.18		Tax Allocation Agreement dated August 19, 2003, between Dobson Communications Corporation and American Cellular Corporation	(16)[10.33]

10.19		Registration Rights Agreement dated as of August 8, 2003 by and between ACC Escrow Corp. as Issuer, American Cellular Corporation, certain Guarantors listed on Schedule A and Bear, Stearns & Co., Inc. and Morgan Stanley & Co. Incorporated, as Initial Purchasers	(16)[10.34]

10.20		Registration Rights Agreement dated August 19, 2003 between Dobson Communications Corporation and holders of Class A Common Stock and Series F Convertible Preferred Stock	(16)[10.35]

10.21		Registration Rights Agreement between Dobson Communications Corporation and Bank of America, N.A. dated as of March 15, 2002	(16)[10.36]

10.22		Registration Rights Agreement dated September 26, 2003 among Dobson Communications Corporation, Lehman Brothers, Inc., Morgan Stanley & Co., Incorporated, and Bear, Stearns & Co., Inc.	(17)[10.37]

10.23		Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(18)[10.38]

10	.23.1	Amendment No. 1 dated March 9, 2004, to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(21)[4]

10	.23.2	Amendment No. 2 dated May 7, 2004, to Credit Agreement by and among Dobson Cellular Systems, Inc., Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003.	(23)[10.32.2]

Exhibit		Method of
Numbers	Description	Filing

10.24	Guarantee and Collateral Agreement by and among Dobson Cellular Systems, Inc., Dobson Communications Corporation, Dobson Operating Co., L.L.C. and Lehman Commercial Paper Inc., as Administrative Agent for the Lenders dated October 23, 2003	(18)[10.39]

10.25	Escrow Agreement dated August 8, 2003 by and between ACC Escrow Corp. and Bank of Oklahoma, National Association, as trustee and escrow agent	(19)[10.40]

10.26	Registration Rights Agreement dated as of September 26, 2003 by and among Dobson Communications Corporation, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.	(19)[10.41]

10.27	Registration Rights Agreement dated as of November 8, 2004 by and among Dobson Cellular Systems, Inc,. Dobson Communications Corporation, Dobson Operating Co. LLC, DOC Lease Co., LLC and Morgan Stanley & Co. Incorporated	(27)[10.35]

12	Computation of Ratio of Earnings to Fixed Charges	(32)

21	Subsidiaries	(30)[21]

23.1	Consent of Independent Registered Public Accounting Firm	(32)

24.1	Powers of Attorney	(34)

25.1	Statement of Eligibility and Qualification of the Trustees on Form T-1 from BNY Midwest Trust Company	(32)

25.2	Statement of Eligibility and Qualification of the Trustee on Form T-1 from Bank of Oklahoma, National Association	(32)

99.1	Form of Letter of Transmittal	(32)

99.2	Form of Notice of Guaranteed Delivery	(32)
99.3	Form of Letter to Brokers, Dealers and Other Nominees	(32)
99.4	Form of Letter to Clients	(32)
99.5	Form of Exchange Agent Agreement	(35)

*	Management contract or compensatory plan or arrangement.

†	Confidential treatment has been requested for a portion of this document.

(1)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997 as the exhibit number indicated in brackets and incorporated by reference herein.

(2)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on January 7, 1999, as the exhibit number indicated in brackets and incorporated by reference herein.

(3)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-71633), as the exhibit number indicated in brackets and incorporated by reference herein.

(4)	Filed as an exhibit to the Registrant’s Registration Statement of Form S-4 (Registration No. 333-23769), as the exhibit number indicated in brackets and incorporated by reference herein.

(5)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-90759), as the exhibit number indicated in brackets and incorporated by reference herein.

(6)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on July 6, 2000, as the exhibit number indicated in brackets and incorporated by reference herein.

(7)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K/ A on February 22, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(8)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-64916), as the exhibit number indicated in brackets and incorporated by reference herein.

(9)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 as the exhibit number indicated in brackets and incorporated by reference herein.

(10)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on June 14, 2002 as the exhibit number indicated in brackets and incorporated by reference herein.

(11)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 20, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(12)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on December 12, 2002, as the exhibit number indicated in brackets and incorporated by reference herein.

(13)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on January 8, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(14)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(15)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on July 28, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(16)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on September 18, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(17)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on October 2, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(18)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on October 29, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(19)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-110380) as the exhibit number indicated in brackets and incorporated by reference herein.

(20)	Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003, as the exhibit number indicated in brackets and incorporated by reference herein.

(21)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on March 22, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(22)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on April 8, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(23)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(24)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(25)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(26)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-80961) as the exhibit number indicated in brackets and incorporated by reference herein.

(27)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-122089) as the exhibit number indicated in brackets and incorporated by reference herein.

(28)	Filed as an exhibit to American Cellular Corporation’s Registration Statement on Form S-4 (Registration No. 333-59322) as the exhibit number indicated in brackets and incorporated by reference herein.

(29)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on November 5, 2004 as the exhibit number indicated in brackets and incorporated by reference herein.

(30)	Filed as an Exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, as the exhibit number indicated in brackets and incorporated by reference herein.

(31)	Included in Exhibit 4.10 and 4.11

(32)	Filed herewith.

(33)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on April 1, 2005, as the exhibit number indicated in brackets and incorporated by reference herein.

(34)	Included in the signature pages of this Registration Statement.

(35)	To be filed by Amendment.